EXHIBIT 99.2

Nonbinding Draft

Confidential

June 11, 2019

This draft agreement will not be presented to the parties for signature if it is not approved by majorities of 75% at bondholder meetings to be held by each of the outstanding series of bonds of B Communications Ltd. and Internet Gold - Golden Lines Ltd.

למען הסר ספק, טיוטת הסכם זה לא תובא בפני הצדדים לחתימה אם היא לא תאושר ברוב של 75% באסיפות אג"ח של כל הסדרות של חברת בי קומיוניקיישנס בע"מ וחברת אינטרנט גולד - קווי זהב בע"מ.

Share Purchase Agreement

by and among:

Internet Gold – Golden Lines Ltd.

as Seller

B Communications Ltd.

as Company

and

[Name of Purchaser A]

as Purchaser A

[Name of Purchaser B]

as Purchaser B

___________________________

Dated as of [●], 2019

___________________________

EXHIBITS

Exhibit A-1	–	Commitment Letter
Exhibit A-2	–	Commitment Letter
Exhibit A-3	–	Sponsor Guarantee
Exhibit A-4	–	Sponsor Guarantee
Exhibit B	–	Company Debt Modifications

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is entered into as of [●], 2019, by and among Internet Gold – Golden Lines Ltd., a company organized under the laws of the State of Israel, having its registered office at 2 Dov Friedman St., Ramat Gan, Israel (the “Seller”); B Communications Ltd., a company organized and existing under the laws of the State of Israel, with registration number 51-283274-2, having its registered office at 2 Dov Friedman St., Ramat Gan, Israel (the “Company”); [●], a [●] (“Purchaser A”); and [●] a company organized and existing under the laws of the State of Israel (“Purchaser B”, and together with Purchaser A, the “Purchasers”; each of them a “Purchaser”) (each of the Seller, the Company and the Purchasers are referred to herein as a “Party” and together as the “Parties”).

RECITALS

WHEREAS, the Seller is the beneficial and record owner of 19,363,396 ordinary shares (as may be increased pursuant and subject to Section 2.2(c), the “Purchased Shares”), par value NIS 0.1 per share of the Company (“Ordinary Shares”), which Ordinary Shares are listed for trading on the Nasdaq Global Select Market (the “Nasdaq”) and on the Tel-Aviv Stock Exchange (the “TASE”) and which Ordinary Shares are held by the Seller in accordance with a control permit issued by the Israeli Minister of Communications and the Israeli Finance Minister (the “Ministers”), dated [●] (the “Current Control Permit”);

WHEREAS, the Purchasers desire to purchase from the Seller all of the Purchased Shares, which represent, as of the date hereof, approximately 51.9% of the Issued and Outstanding Share Capital of the Company (as defined herein), for an aggregate purchase price equal to the Seller Purchase Price (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Seller desires to sell the Purchased Shares to the Purchasers upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Purchasers wish to subscribe for the Purchaser Subscribed Shares (as defined herein) for an aggregate purchase price of NIS 260,000,000 (the “Company Purchase Price”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Seller wishes to subscribe for the Seller Subscribed Shares (as defined herein) for an aggregate purchase price of NIS 35,000,000 (as may be reduced pursuant to the proviso in Section 2.4(a), the “Share Contribution Amount”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Seller wishes to subscribe for the Seller Subscribed Debentures (as defined herein) for an aggregate purchase price of NIS 310,000,000 (the “Debenture Contribution Amount”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, each of [●] (“Local Sponsor”) and [●] (each, a “Sponsor”) has provided to Purchaser A and Purchase B, respectively, the Commitment Letters (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, each Sponsor has provided the Company and the Seller the limited guarantee, attached hereto as Exhibit A-3 and Exhibit A-4, respectively (the “Sponsors’ Guarantee”); and

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WHEREAS, prior to entering into this Agreement, representatives of the Purchasers have approached the Israeli Ministry of Communication, inter alia, for the purpose of commencing discussions with respect to the aforementioned sale and purchase of the Purchased Shares.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) and intending to be legally bound hereby, the Parties agree and undertake as follows:

1.	Definitions

1.1 For purposes of this Agreement, the following terms have the meanings set forth below, which shall be equally applicable to both the singular and plural forms.

“Acquisition Proposal” means any proposal, inquiry or offer with respect to (i) a direct or indirect sale, transfer, exchange, pledge, investment in, acquisition of, or other transaction involving the Purchased Shares or any part thereof or any other Equity Securities or debt securities of any of the BComm Companies (including reorganization, debt restructuring, debt refinancing, creditors arrangement or other similar transaction), including as a result of a tender offer with respect to Equity Securities of the Company, (ii) a direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of a material portion of the assets or a business of the Seller or the BComm Companies, (iii) a merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving the Seller or any of the BComm Companies, or (iv) any combination of the foregoing, in each case other than the transactions contemplated by this Agreement, in each case, whether initiated, sponsored, conducted, supervised, requested, required or mandated by the Seller, the Company, any of their Affiliates or any other Person.

“Additional Company Purchase Price” means an amount in NIS equal to (a) the number of Unsubscribed Shares, multiplied by (b) the Subscription Price Per Share. For clarity (and without limiting anything contained in this Agreement), in no event shall the Additional Company Purchase Price exceed an aggregate amount of NIS 35,000,000.

“Additional Equity Offering” means as defined in Section 5.7(a).

“Additional Purchaser Subscribed Shares” means as defined in Section 2.3(c).

“Additional Subscription Shares” means as defined in Section 5.7(a).

“Adjustment Subscribed Shares” means as defined in Section 2.3(a).

“Affiliate” or “Affiliated” with respect to any specified Person, means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person; provided, however, that, for the purposes of this Agreement and the transactions contemplated hereby, in no event shall Purchaser A be considered an “Affiliate” of, or “Affiliated” with, any portfolio company (as such term is customarily used in the private equity industry) of investment funds or investment vehicles advised or managed (directly or indirectly) by Searchlight Capital Partners, L.P.

“Agreement” means as defined in the Preamble.

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“Antitrust Clearance” means approval of the transactions contemplated by this Agreement by the Competition Authority of the State of Israel, in accordance with the provisions of the Antitrust Law.

“Antitrust Law” means the Antitrust Law, 5748-1988, of the State of Israel.

“Available Cash” means the amount of freely available cash of the Company as of immediately prior to the Closing. Such Cash Amount shall reflect the impact of, be calculated net of, and be reduced by, the aggregate amount of all Transaction Expenses incurred or otherwise payable by any of the BComm Companies (to the extent not paid prior to the Closing) whether or not due as of the Closing.

“BComm Companies” means the Company, SP1 and SP2 together; and each of them, a “BComm Company”.

“Bezeq” means as defined in the Recitals.

“Bezeq Designated Directors” means as defined in Section 5.5(b).

“Bezeq Shares” means [●] ordinary shares of Bezeq, par value NIS [●] each, which are owned by the Company, SP1 or SP2 (and no other Persons).

“Burdensome Condition” means as defined in Section 5.1(f).

“Business Day” means any day (other than Saturday and Sunday) on which commercial banks are generally open for business both in the State of Israel and in New York City, New York, USA.

“Cash Shortfall” means (a) NIS 695,000,000 minus (b) the Available Cash; provided that if the Cash Shortfall is a negative number, for the purposes of this Agreement the Cash Shortfall shall be deemed to equal zero (0).

“Closing” means as defined in Section 7.1.

“Closing Date” means as defined in Section 7.1.

“Commitment Letters” commitment letters by each of the Sponsors, enforceable by the Seller and the Company against the Sponsors in accordance with their respective terms, attached hereto as Exhibit A-1 and Exhibit A-2, respectively.

“Communications Law” means the Communications Law (Telecommunications and Broadcasting), 5742-1982, as amended from time to time.

“Communications Order” means the Communications Order (Telecommunications and Broadcasts) (Determination of Essential Services Provided by “Bezeq” The Israeli Telecommunications Corp., Ltd.), 5757-1997, as amended from time to time.

“Companies Law” means the Companies Law, 5759-1999.

“Company” means as defined in the Recitals.

“Company Debt Modifications” means the debt modifications provided in Exhibit B.

“Company Designated Directors” means as defined in Section 5.5(a).

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“Company Liability Cap” means an amount equal to NIS 26,000,000.

“Company Owned Securities” means as defined in Section 3.1(c)(ii).

“Company Purchase Price” means as defined in the Recitals.

“Company Series B Debenture” means Series B Debentures issued by the Company on September 21, 2010, as amended from time to time,

“Company Series C Debenture” means Series C Debentures issued by the Company on September 18, 2016, January 16, 2017 and January 23, 2018, respectively, as amended from time to time.

“Company Shareholders Meeting” means as defined in Section 5.9.

“Consent” means any Permit, approval, consent, ratification, waiver, or other authorization of or by, qualification, registration, designation or filing with any Person, including without limitation, any Governmental Body.

“Contract” means any legally binding agreement, contract, purchase order, lease, option, license, instrument, mortgage, obligation, commitment, arrangement, promise, or undertaking (whether written or oral and whether express or implied), including all exhibits and schedules thereto and any and all amendments and modifications thereto.

“Control” means the ability, whether directly or indirectly, to direct (or cause the direction of) the activities, management or policies of the relevant entity, including, the holding of (i) more than 50% of the issued and outstanding share capital of the relevant entity, (ii) such share capital as carries directly or indirectly more than 50% of the shareholders’ votes in a general meeting of the relevant entity, (iii) the ability to appoint or elect more than 50% of the directors or equivalent body of such entity, or (iv) the right to receive more than 50% of dividends which may be distributed by the relevant entity.

“Control Permit” means a control permit in Bezeq to be issued by the Israeli Minister of Communications and the Israeli Prime Minister (or a person authorized by the Prime Minister for such purpose) to the Purchasers in accordance with the Communication Law and the Communication Order (including the Council Recommendation).

“Council Recommendation” means (i) a positive recommendation by the Cable and Satellite Council to the Minister of Communications of the State of Israel to approve the indirect transfer of control and means of control in the wholly owned subsidiary of Bezeq, D.B.S. Satellite Services 1998 Ltd. (also known by its commercial name “Yes”), and (ii) approval issued by the Israeli Minister of Communications to the Purchasers in accordance with the communication regulation (Telecommunications and Broadcasts) (Procedures and Conditions for Granting a Satellite Broadcasting License), 5758-1998.

“Court” means the Tel Aviv District Court.

“Court Approval” means unconditional approval by the Court that does not include a provision stating that it is subject to any further consent by any third party other than the Israeli Ministry of Communications, of the transactions contemplated by this Agreement (without any revisions, modifications or qualifications) as a creditors arrangement and, to the extent required, as a shareholders arrangement pursuant to Section 350 of the Companies Law, including (i) the sale and issuance of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any), (ii) the adoption of the Company Debt Modifications, (iii) the sale and issuance of the Seller Subscribed Shares and the Seller Subscribed Debentures and the Series D Debentures, (iv) the sale of the Purchased Shares, and (v) a mutual waiver and exemption, with respect to any act or omission taken by any of the Relevant Parties in connection with this Agreement and the transaction contemplated hereby.

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“Current Control Permit” means as defined in the recitals.

“Debenture Contribution Amount” means as defined in the recitals.

“Effect” means as defined in the definition of “Material Adverse Effect” in Section 1.1.

“Election Purchase Price” means as defined in Section 2.3(d).

“Election Subscribed Shares” means as defined in Section 2.4(a).

“Eligible Shareholders” means as defined in Section 5.7(a).

“Employee Body” means any labor union, labor association, labor organization, work council, trade union, or other representative of employees.

“Encumbrance” means any encumbrance, lien, mortgage, charge, option, purchase right, pledge, hypothecation, preemption right, security interest, right of first refusal, transfer restriction, or other rights of third parties, other than (i) Encumbrances arising under the provisions of the Communications Law and the Communications Order; (ii) Encumbrances arising under the Current Control Permit or the Control Permit; (iii) Encumbrances included in the Organizational Documents of the Company as of the date of this Agreement; (iv) Encumbrances arising under the Company Series B Debentures or the Company Series C Debentures and (v) any transfer restrictions under applicable securities Legal Requirements.

“End Date” means [●]1; provided that, in the event Purchaser A has provided a notice that it will not consummate the Closing due to the occurrence of a Material Adverse Effect, the End Date shall be [●]2.

“Equity Securities” of any Person (other than an individual) means, as applicable (i) any and all of its shares of capital stock, membership interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options to directly or indirectly subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) any and all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder from time to time.

“Financing Commitment” means the commitment from the Sponsors to provide funds to the Purchasers at the Closing to pay the Seller Purchase Price, the Company Purchase Price, the Additional Company Purchase Price (if payable under this Agreement) and the Election Purchase Price (if payable under this Agreement), as set forth in, and subject to the terms and conditions of, the Commitment Letters.

[1]	Note to Draft: Five (5) months following the date of this Agreement.

[2]	Note to Draft: To be five (5) months and 10 Business Days following the date of this Agreement.

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“Governmental Body” means any Israeli, U.S. or other federal, state, local, municipal, foreign or other governmental body, including without limitation any administrative, executive, judicial, legislative, regulatory or taxing authority of any nature of any jurisdiction in which the BComm Companies, the Purchasers, the Seller or their respective subsidiaries (including Bezeq and its subsidiaries) (as the case may be) have been incorporated or are conducting business or that otherwise have jurisdiction thereon (including without limitation, any governmental agency, board, bureau, branch, department, official, or entity and any court, arbitrator or other tribunal), including self-regulated organizations or other non-governmental regulatory or quasi-governmental authorities and any national securities exchange or interdealer quotation system.

“Horev Claim” means Derivative Action 47621-07-16 Horev v. B Communications Ltd., et. al. pending in the Tel Aviv District Court.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board as in effect from time to time.

“Interim Period” means as defined in Section 5.2(a).

“ISA” means the Israel Securities Authority.

“Israeli Securities Law” means the Israeli Securities Law 5728-1968, as amended and the rules and regulations promulgated thereunder from time to time.

“Issued and Outstanding Share Capital of the Company” means the total number of issued and outstanding Ordinary Shares (excluding any Ordinary Shares owned by the Company).

“Knowledge of the Company” means the actual knowledge of (i) the chairman of the board of directors of the Company, (ii) the chief executive officer of the Company or (iii) the chief financial officer of the Company, in each case, as such positions are held as of the date hereof, in their capacity as office holders of the Company.

“Knowledge of the Seller” means the actual knowledge of (i) the chairman of the board of directors of the Seller, (ii) the chief executive officer of the Seller or (iii) the chief financial officer of the Seller, in each case, as such positions are held as of the date hereof, in their capacity as office holders of the Seller.

“Legal Requirement” means any Israeli, U.S. or other federal, state, local, municipal, foreign, international, multinational, or other statute, law, code, Order, constitution, rule, regulation, ordinance, principle of common law, treaty or other mandatory requirement of any Governmental Body (and including the applicable rules of any national securities exchange or interdealer quotation system, including the TASE and Nasdaq).

“Local Sponsor” means as defined in the Recitals.

“Losses” means as defined in Section 9.3(b).

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“Material Adverse Effect” means any change, event, occurrence, fact, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects, has had, or will have, a material adverse effect on the business, condition (financial or otherwise) or results of operations of the BComm Companies and their respective subsidiaries (including Bezeq and its subsidiaries), taken as a whole; provided, however, that none of the following shall be taken into account in determining whether a Material Adverse Effect has occurred: (i) any changes in Israeli economic conditions, (ii) any general changes in conditions affecting the industries in which Bezeq or its subsidiaries operate, (iii) any change in the market price or trading volume of the Ordinary Shares or shares of the Company or Bezeq on the Nasdaq or TASE (provided that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any Effect underlying such change in the market price or trading volume has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect), (iv) any change in the credit rating or the credit outlook of the Company or Bezeq or its subsidiaries (provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any Effect underlying such change in the credit rating has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect), (v) any regulatory, legislative or political conditions or changes, in each case, generally affecting the industries in which Bezeq or its subsidiaries operate in the State of Israel, including actual or anticipated results of elections, (vi) any failure, in and of itself, by any of the BComm Companies or Bezeq or its subsidiaries to meet any internal or published plans, projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect), (vii) any adverse Effect resulting from the negotiation, execution or delivery of this Agreement or the public announcement of this Agreement, (viii) any changes in IFRS or in laws applicable to the Company or Bezeq or its subsidiaries or the repeal, enforcement or interpretation thereof, (ix) accounting reserves or expenses directly in connection with severance payments in respect of workforce reductions, (x) any general geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), terrorism or military actions, (xi) any change resulting from acts of God, (xii) any Effect resulting from the impairment for write-down of certain tax assets, including the tax asset of Bezeq associated with the activities of D.B.S. Satellite Services (1998) Ltd., in an aggregate amount not to exceed NIS 1,200,000,000, (xiii) any Effect resulting from investigations conducted by a Governmental Body as of the date hereof against the BComm Companies and their subsidiaries (including Bezeq and its subsidiaries) that, in each case of this clause (xiii), were disclosed in the Public Filings (provided that the exception in this clause (xiii) shall not prevent or otherwise affect a determination that any Effect underlying such investigations has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect); or (xiv) organized labor actions undertaken by Employee Bodies of Bezeq or its subsidiaries; provided, however, that any Effect set forth in the foregoing clauses (i), (ii), (v), (viii) or (x) may be taken into account in determining whether there has been, is or could be a Material Adverse Effect if such Effect has a disproportionate adverse effect on the Company and its subsidiaries (including Bezeq and its subsidiaries), taken as a whole, relative to other Persons similarly situated; provided, further, for clarity, that the so-called “structural separation” imposed by the Israeli Ministry of Communications as and to the extent in effect as of the date of this Agreement (expressly excluding any amendments, changes, expansions or other modifications thereto, or changes or in the enforcement or interpretation thereof), in and of itself, shall not constitute a Material Adverse Effect. For clarity, solely for the purpose of this definition of “Material Adverse Effect” (and no other purposes), an Effect that (individually or together with any other Effects) would reasonably be considered by a buyer of a business or enterprise (taken as a whole) as representing a diminution in the value of such business or enterprise (taken as a whole) of less than twenty five (25%), would not be considered as a material adverse effect for the purposes of this definition of “Material Adverse Effect”.

“Ministers” means as defined in the Recitals.

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“Nasdaq” means as defined in the Recitals.

“Non-Recourse Parties” means as defined in Section 9.18.

“Order” means any award, decision, injunction, judgment, order, Permit, decree, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body.

“Ordinary Shares” means as defined in the Recitals.

“Organizational Documents” means, with respect to any entity, its certificate of incorporation, organization or formation, memorandum of association, articles of association, by-laws, or other charter or governing documents, and any amendments thereto.

“Party” or “Parties” means as defined in the Preamble.

“Permit” means any permit, license, variance, franchise, approval, certificate, consent, waiver, concession, exemption, Order, registration, notice, filing or other authorization issued by, filed with, or obtained from any Governmental Body.

“Person” means any individual, corporation, general or limited partnership, limited or unlimited liability company, joint venture, estate, trust, incorporated or unincorporated association, firm, organization, labor union, or other entity or Governmental Body.

“Pro Rata Share” means (i) with respect to Purchaser A, [●]%, or (ii) with respect to Purchaser B, [●]%.

“Proceeding” means any written claim, demand, summon, subpoena, order to show cause, action, arbitration, audit, hearing, investigation, litigation, suit or other proceeding (whether civil, criminal, administrative, regulatory or investigative) commenced, brought, conducted, or heard by or before any court or other Governmental Body.

“Public Filings” means the reports, schedules, forms, statements and other documents filed by the Company or Bezeq with the SEC or the ISA, as applicable, and publically available at least two (2) Business Days prior to the date of this Agreement.

“Purchased Shares” means as defined in the Recitals.

“Purchaser A” means as defined in the Preamble.

“Purchaser B” means as defined in the Preamble.

“Purchaser Election” means as defined in Section 2.4(a).

“Purchaser Liability Cap” means an amount equal to NIS 30,000,000.

“Purchaser Subscribed Shares” means as defined in the Section 2.3(b).

“Representative” means as defined in Section 5.3(a).

“Relevant Parties” means the directors and officers of the Seller and the Company, and the bondholders of the Seller and the Company, bondholder’s trustees, bondholders representative bodies, bondholder financial consultants and legal counsel, in each case, solely in their capacity as such.

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“Restricted Matters” means, with respect to any Person, any of the following actions, effects or things: (a) issuance, sale, disposition of, grant, delivery, Encumbrance, or agreement, authorization, or commitment to the issuance, sale, disposition of, grant, delivery, or Encumbrance by such Person (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) of any of its Equity Securities or debt securities (other than, solely in the case of Bezeq, issuance of Equity Securities of Bezeq pursuant to employee benefit plans disclosed in the Public Filings), (b) split, combination, subdivision, reclassification or redemption, repurchase or other acquisition by such Person of, directly or indirectly, any of such Person’s Equity Securities, (c) with respect to any BComm Company, declaration, set aside or payment of any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of such Person’s Equity Securities, or any other actual, constructive or deemed distribution in respect of such Person’s Equity Securities, (d) amendment, replacement or other modification of such Person’s Organizational Documents; provided that the Company may, to the extent approved by the Court (in a decision the execution of which was not stayed) to amend its Organizational Documents only to the extent necessary to increase its authorized share capital and for no other purpose, (e) approval, proposal or adoption of, or other agreement by such Person to, a plan of complete or partial liquidation, dissolution, merger, consolidation, amalgamation, restructuring, recapitalization or other reorganization, (f) settlement of any pending or threatened derivative or class action brought against such Person; provided that the Company, subject to all applicable Legal Requirements, may settle the Horev Claim solely to the extent that such settlement does not impose or would result in any liabilities or obligations (monetary or otherwise, including any direct or indirect payment obligations or liabilities) to or of any of the BComm Companies (whether or not covered by insurance, and including under any D&O or other insurance policies maintained by or for the benefit of any of the BComm Companies), (g) settlement of any other material Proceeding, (h) entry into, amendment or other modification to any Contract with any controlling shareholder of such Person, other than termination of any such Contract without any liability or obligations to any of the BComm Companies or their respective subsidiaries, or (h) with respect to any BComm Company, (1) incurrence or assumption of, or amendment or other modification to, any Contract or other instrument evidencing, any long-term or short-term debt for borrowed monies or issuance of, or amendment or modification to the terms of, any debt securities by such Person (including the Company Debt Modifications), (2) assumption, guarantee or endorsement of, or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (3) the making of any loans, advances or capital contributions to or investments in any other Person, or (4) mortgaging or pledging any of such Person’s assets, tangible or intangible, or creation any Encumbrances thereupon (other than the Company Debt Modifications).

“RTP Law” means the Israeli Restrictive Trade Practices Law, 5748-1988, as amended from time to time, and any rules, regulations or guidelines promulgated thereunder.

“Sale Process” means all matters, whether occurring before, on or after the date of this Agreement, relating, directly or indirectly, to the sale of any interest in the Seller or any of the BComm Companies or any of their respective assets, including any arrangement with their respective bondholders and other creditors or other debt restructuring (and review of strategic alternatives with respect to any such transactions), and all activities in connection therewith, including matters relating to: (a) the solicitation of proposals from, and negotiating with, third parties, including the Purchasers, and (b) the drafting and negotiation of any of the provisions of any of the Transaction Documents.

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“SCP Entity” means any of the investment funds or investment vehicles advised or managed (directly or indirectly) by Searchlight Capital Partners, L.P. or any of their respective portfolio companies (as such term is customarily used in the private equity industry).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder from time to time.

“Securities Laws” means the Israeli Securities Law, the Exchange Act and the Securities Act.

“Seller” means as defined in the Preamble.

“Seller Contribution Amount” means the Share Contribution Amount and the Debenture Contribution Amount.

“Seller Liability Cap” means an amount equal to NIS 22,500,000.

“Seller Purchase Price” means an amount of NIS 225,000,000 (two hundred twenty five million New Israeli Shekels).

“Seller Subscribed Debentures” means NIS 310,000,000 par value of Series C Debentures issued to the Seller by the Company by way of an expansion of the existing Series C Debentures, through a private placement.

“Seller Subscribed Shares” mean as defined in Section 2.4.

“Share Contribution Amount” means an defined in the recitals.

“Series D Debentures” means a new series of Company debentures, in an aggregate amount of NIS 58,000,000 par value, to be issued by the Company at the Closing, having identical terms and conditions to those of the Company Series C Debenture, with the following exception: Within seven (7) days following the date on which 90% of the aggregate amount of dividends distributed by Bezeq to (and retained by) the Company following the Closing Date equals at least the principal amount of the Series D Debentures, the Company will issue an immediate report calling for a full prepayment of the Series D Debentures, which prepayment will be made in accordance with the terms of the applicable deed of trust.

“Shareholders Approval” means as defined in Section 5.9.

“SP1” means B Communications (SP1) Ltd., an Israeli limited company.

“SP1 Bezeq Shares” means as defined in Section 3.1(c)(ii).

“SP1 Securities” means as defined in Section 3.1(c)(ii).

“SP2” means B Communications (SP2) Ltd., an Israeli limited company.

“SP2 Bezeq Shares” means as defined in Section 3.1(c)(ii).

“SP2 Securities” means as defined in Section 3.1(c)(ii).

“Sponsor” means as defined in the Recitals.

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“Sponsors’ Guarantee” means as defined in the Recitals.

“Subscription Price Per Share” means NIS [●]3.

“TASE” means as defined in the Recitals.

“Transaction Documents” means (i) this Agreement, (ii) the Commitment Letters, (iii) the Sponsors’ Guarantee, and (iv) the other documents, agreements, exhibits, schedules, statements or certificates being executed and delivered by the Seller, the Company or the Purchasers in connection with this Agreement and the transactions contemplated hereby.

“Transaction Expenses” means any of the BComm Companies’ fees, costs and expenses incurred or payable by the BComm Companies (including on behalf of their respective bondholders) in connection with the Sale Process (including the consideration, preparation, negotiation, execution, and performance of this Agreement, the Company Debt Modifications or the transactions contemplated hereby or thereby) or otherwise pursuant to the Company Series B Debentures or Company Series C Debentures, including all fees, costs and expenses of trustees, bankers, agents, representatives, counsel, accountants, economic advisors, or other advisors or representative, and including any such amounts incurred or payable by the BComm Companies on behalf of any other Person.

“Unsubscribed Shares” means as defined in Section 5.7(c).

“Withholding Tax Certificate” means as defined in Section 2.2(e).

2.	Sale and Purchase of Shares; Subscription; CONTRIBUTION

2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to each Purchaser, and each Purchaser shall purchase and accept from the Seller, its Pro Rata Share of all (but not part) of the Purchased Shares, free and clear of any Encumbrances.

2.2 Seller Purchase Price.

(a) The aggregate purchase price of the Purchased Shares is the Seller Purchase Price.

(b) [RESERVED].

(c) [RESERVED].

(d) [RESERVED].

(e) Each Purchaser shall pay its Pro Rata Share of the Seller Purchase Price in New Israeli Shekels, and shall, from any consideration payable hereunder by the Purchasers, only withhold or deduct any taxes under Israeli law as provided in the valid withholding tax certificate provided by the Seller or the Company, as applicable, to the Purchasers not less than three (3) Business Days prior to the Closing Date (the “Withholding Tax Certificate”); provided, however, that (i) such Withholding Tax Certificate will be in a form reasonably acceptable to Purchaser A, and (ii) if the Withholding Tax Certificate shall not have been provided, expired or ceased to be valid for any other reason, prior to the Closing, then the Purchasers shall deduct and withhold taxes from any such consideration payable by the Purchasers to the Seller hereunder as required by applicable Legal Requirements, unless and to the extent the Seller or the Company, as applicable, provides the Purchasers with a valid certificate issued by the Israel Tax Authority, at least three (3) Business Days prior to the applicable payment date, exempting the Purchasers from withholding tax from payments made under this Agreement or setting a lower withholding tax rate (in which case the Purchasers shall deduct and withhold an amount in accordance therewith). All amounts so deducted and withheld by the Purchasers shall be treated for all purposes of this Agreement as having been paid to the applicable payee.

[3]	Note to Draft: To be the lesser of (i) NIS 4.80, and (ii) the volume-weighted average price per share of Ordinary Share on Nasdaq over the preceding thirty (30) trading days from the trading day immediately prior to the date of this Agreement.

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2.3 Purchaser Subscription. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue, free and clear of all Encumbrances:

(a) To the Purchasers (allocated among them pro-rata, based on their respective Pro Rata Share), such number of newly issued Ordinary Shares (the “Adjustment Subscribed Shares”) equal to (i) the Cash Shortfall, divided by (ii) Subscription Price Per Share (rounded up to the nearest whole number) at no additional consideration (for the avoidance of doubt, nothing in this Section 2.3(a) of otherwise shall limit or otherwise affect Purchaser A’s rights pursuant to Section 6.2(i));

(b) To the Purchasers (allocated among them pro-rata, based on their respective Pro Rata Share), [●]4 newly issued Ordinary Shares (the “Purchaser Subscribed Shares”) in exchange for the Company Purchase Price;

(c) To Purchaser A, if the amount of the Unsubscribed Shares is greater than zero (0), additional newly issued Ordinary Shares in an amount equal to the Unsubscribed Share (the “Additional Purchaser Subscribed Shares”) in exchanged for the Additional Company Purchase Price; and

(d) To Purchaser A, if Purchaser A has made the Purchaser Election, the Election Subscribed Shares in exchange for NIS 35,000,000 (the “Election Purchase Price”)

2.4 Seller Contribution. Upon the terms and subject to the conditions of this Agreement, at the Closing:

(a) The Seller shall pay to the Company the Share Contribution Amount in exchange for the issuance by the Company to the Seller of [●]5 newly issued Ordinary Shares (as may be adjusted pursuant to the proviso in this Section 2.4(a), the “Seller Subscribed Shares”), free and clear of all Encumbrances and any transfer restrictions under applicable Legal Requirements; provided, however, that notwithstanding anything herein to the contrary, in the event that the Seller (x) is unable to satisfy its obligations pursuant to this Section 2.4(a) at the Closing if the Closing were then to occur, or (y) otherwise failed to satisfy its obligations pursuant to this Section 2.4(a), then, in each case, Purchaser A may (but shall not be obligated to) elect (in its sole and absolute discretion, the “Purchaser Election”), to subscribed for such [●]6 newly issued Ordinary Shares in lieu of the Seller (the “Election Subscribed Shares”) for the Election Purchase Price, and if such Purchaser Election has been made (i) the Seller Subscribed Shares shall equal zero (0) (and the Seller shall have no rights or obligations in respect thereof nor shall any of the Parties have any claim towards the Seller in connection with such related reduction of the Seller Subscribed Share), and (ii) the Share Contribution Amount shall be reduced to zero (0); and

[4]	Note to Draft: To be the quotient obtained by dividing NIS 260MM by the Price Per Subscribed Share (rounded up to the nearest whole number).

[5]	Note to Draft: To be the quotient obtained by dividing NIS 35MM by the Price Per Subscribed Share (rounded up to the nearest whole number).

[6]	Note to Draft: To be the quotient obtained by dividing NIS 35MM by the Price Per Subscribed Share (rounded up to the nearest whole number).

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(b) The Seller shall pay to the Company the Debenture Contribution Amount in exchange for the issuance by the Company to the Seller of the Seller Subscribed Debentures, free and clear of all Encumbrances and any transfer restrictions under applicable Legal Requirements.

2.5 [RESERVED].

3.	Representations and Warranties of the Seller AND THE COMPANY

3.1 The Seller represents and warrants to each of the Purchasers that the statements contained in this Section 3.1 are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

(a) Organization, Corporate Power and Qualification. The Seller is a public company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to (a) conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, and (b) execute and deliver this Agreement and the other Transaction Documents to which it is a party and, subject to the satisfaction of the conditions to Closing, to consummate the transactions and perform its obligations contemplated hereby and thereby (including the right, authority and power to sell, assign and transfer the Purchased Shares to the Purchasers in accordance with the terms of this Agreement). The Company is a public company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each of SP1 and SP2 is a private limited company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties.

(b) Authorization; Binding Agreement. All corporate action on the part of the Seller necessary or required for the authorization, execution, delivery and performance of all its obligations under this Agreement and any other Transaction Document to which Seller is a party have been duly and validly taken, and (subject to obtaining the required approvals under Section 350 of the Companies Law) no other proceedings or Consents (including of Eurocom Communications Ltd., or any creditors or liquidators thereof or any other Governmental Body) on the part of the Seller are necessary or required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which Seller is a party and the consummation by the Seller of the transactions contemplated hereby or thereby. This Agreement is duly and validly executed and delivered by the Seller, and constitutes the valid and legally binding obligations of the Seller, legally enforceable against the Seller in accordance with its terms subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles.

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(c) Title and Ownership.

(i) The Seller is the holder and sole record, legal and beneficial owner of the Purchased Shares and has good, valid and marketable title to the Purchased Shares; and the Purchased Shares are fully paid, non-assessable and free and clear of all Encumbrances. There are no Contracts to which the Seller is a party (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (i) obligate (or would obligate, upon the occurrence of any event) the Seller to sell, transfer, purchase or otherwise dispose of or acquire any Equity Securities of any BComm Company, or (ii) would restrict the Seller from selling, transferring, or otherwise disposing of, directly or indirectly, any Equity Securities of the Company, other than the Current Control Permit.

(ii) The Company is the holder and sole record, legal and beneficial owner of (i) all of the Equity Securities of SP1 (the “SP1 Securities”), and (ii) [●] of the Bezeq Shares (the Equity Securities described in the foregoing clauses (i) and (ii), collectively, the “Company Owned Securities”). The Company has good, valid and marketable title to the Company Owned Securities; and the Company Owned Securities are fully paid, non-assessable and free and clear of all Encumbrances (other than Encumbrances expressly contemplated by the Current Control Permit). There are no Contracts to which any of the BComm Companies is a party or by which any of them is bound (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (i) obligate or would obligate the Company or any of its Affiliates to sell, transfer, purchase, or otherwise dispose of or acquire any Company Owned Securities or any other Equity Securities of Bezeq, SP1 or SP2 or any of their respective subsidiaries, or (ii) would restrict any of the BComm Companies from selling, transferring, purchasing, or otherwise disposing of or acquiring any of the Company Owned Securities or any other Equity Securities of SP1, SP2 or Bezeq, other than the Current Control Permit. SP1 is the holder and sole record, legal and beneficial owner of (1) all of the Equity Securities of SP2 (the “SP2 Securities”), and (2) [●] of the Bezeq Shares (the “SP1 Bezeq Shares”), and SP2 is the holder and sole record, legal and beneficial owner of [●] of the Bezeq Shares (the “SP2 Bezeq Shares”). SP1 has good, valid and marketable title to the SP2 Securities and the SP1 Bezeq Shares; and the SP2 Securities and the SP1 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. SP2 has good, valid and marketable title to the SP2 Bezeq Shares; and the SP2 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. There are no Contracts to which any of the BComm Companies is a party or by which any of them is bound (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (I) obligate or would obligate any of SP1 or SP2 to sell, transfer, purchase, or otherwise dispose of or acquire any Equity Securities of its subsidiaries or Equity Securities of Bezeq or any of its subsidiaries, or (II) would restrict any SP1 or SP2 from selling, transferring, purchasing, or otherwise disposing of or acquiring any Equity Securities of its subsidiaries or Equity Securities of Bezeq, other than the Current Control Permit.

(d) Capitalization. The Purchased Shares represent as of the date hereof approximately [●]% of the Issued and Outstanding Share Capital of the Company. Except for the Purchased Shares, the SP1 Securities, the SP2 Securities and the Bezeq Shares, (i) neither the Seller nor any of the BComm Companies, directly or indirectly, beneficially or of record, owns any Equity Securities of the Company or any of its subsidiaries (including Bezeq and its subsidiaries), and (ii) the Seller, directly or indirectly, beneficially or of record, does not own any Equity Securities of the BComm Companies.

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(e) Consents and Filings; Non Contravention. Other than as detailed in Schedule 3.1(e) hereof, and subject to the required approvals under Section 350 of the Companies Law the execution, delivery and performance of this Agreement and any other Transaction Document (in accordance with their respective terms) to which Seller is a party, by the Seller and the consummation of the transactions contemplated hereby and thereby will not result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice, a default under, or require any Consent of any Person pursuant to, (a) any provision of the Seller’s or any of the BComm Companies’ Organizational Documents, (b) any Order, Permit or Contract to which it or any of the BComm Companies is a party or, to the Knowledge of the Seller, by which it is bound, or would result in the loss of any rights, or the imposition or creation of any Encumbrance upon any assets or properties of the Seller or any of the BComm Companies, under any such Order, Permit or Contract or (c) any provisions of any Legal Requirement applicable to it or any of the BComm Companies.

(f) Brokers’ Fees. No agent, broker, investment banker, or other Person acting in a similar capacity on behalf of or under the authority of the Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement (including the sale and transfer of the Purchased Shares as contemplated under this Agreement), other than [●], for which the Seller shall be solely responsible.

(g) Undisclosed Proceeding Matters; Affiliate Transactions.

(i) Except as set forth on (i) Schedule 3.1(g)(i) or (ii) the Public Filings, to the Knowledge of the Seller, as of the date hereof (and not, for clarity, as of the Closing Date), there exist no event, occurrence or fact materially affecting any material Proceedings in which any of the BComm Companies or Bezeq (or any of their respective subsidiaries) is involved or that would materially and adversely affect any of them.

(ii) Except as set forth on Schedule 3.1(g)(ii), there are no Contracts or other arrangements for the provision of any services between the Seller, on the one hand, and any of the BComm Companies, on the other hand; no personnel, assets or properties of the Seller are used in or utilized for the conduct of the business of any of the BComm Companies.

(h) No Additional Representations. The representations and warranties made by the Seller in this Section 3.1 are the exclusive representations and warranties made by it in connection with the transactions contemplated hereby and the Seller hereby disclaims any other express or implied representations or warranties.

3.2 The Company represents and warrants to each of the Purchasers (and not any other Party) that the statements contained in this Section 3.2 are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

(a) Organization, Corporate Power and Qualification. The Company is a public company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each of SP1 and SP2 is a private limited liability company duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Company has made available to the Purchasers true, correct and complete copies of all Organizational Documents of each of SP1 and SP2.

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(b) Authorization; Binding Agreement. All corporate action on the part of the Company necessary or required for the authorization, execution, delivery and performance of all its obligations under this Agreement and any other Transaction Document to which the Company is a party have been duly and validly taken, and (subject to obtaining the required approvals under Section 350 of the Companies Law) no other proceedings or Consents (including any other Governmental Body) on the part of the Company are necessary or required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby or thereby. This Agreement is duly and validly executed and delivered by the Company, and constitutes the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with its terms subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) Title and Ownership. The Company is the holder and sole record, legal and beneficial owner of all of the Company Owned Securities. The Company has good, valid and marketable title to the Company Owned Securities; and the Company Owned Securities are fully paid, non-assessable and free and clear of all Encumbrances. Subject to the fulfillment of the Conditions to Closing, there are no Contracts to which any of the BComm Companies is a party (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (i) obligate or would obligate the Company upon the occurrence of any event to sell, transfer, purchase, acquire or otherwise dispose of any Company Owned Securities or any other Equity Securities of Bezeq, SP1 or SP2 or any of their respective subsidiaries, or (ii) would restrict (x) any of the BComm Companies from selling, transferring, purchasing, or otherwise disposing of or acquiring any of the Company Owned Securities or any other Equity Securities of SP1, SP2 or Bezeq, other than the Current Control Permit or (y) the Company from issuing the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) or the Election Subscribed Shares (if any). SP1 is the holder and sole record, legal and beneficial owner of all of the SP2 Securities and the SP1 Bezeq Shares, and SP2 is the holder and sole record, legal and beneficial owner of the SP2 Bezeq Shares. SP1 has good, valid and marketable title to the SP2 Securities and the SP1 Bezeq Shares; and the SP2 Securities and the SP1 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. SP2 has good, valid and marketable title to the SP2 Bezeq Shares; and the SP2 Bezeq Shares are fully paid, non-assessable and free and clear of all Encumbrances. There are no Contracts to which any of the BComm Companies is a party (including subscriptions, options, warrants, rights, calls, puts, or other arrangements of any kind) or Orders which (I) obligate or would obligate upon the occurrence of any event any of SP1 or SP2 to sell, transfer, purchase or otherwise dispose of or acquire any Equity Securities of its subsidiaries or Equity Securities of Bezeq or any of its subsidiaries, or (II) would restrict any SP1 or SP2 from selling, transferring, purchasing or otherwise disposing of or acquiring any Equity Securities of its subsidiaries or Equity Securities of Bezeq, other than the Current Control Permit.

(d) Capitalization. The Purchased Shares represent as of the date hereof approximately [●]% of the Issued and Outstanding Share Capital of the Company. Except for the Purchased Shares, the SP1 Securities, the SP2 Securities and the Bezeq Shares, none of the BComm Companies, directly or indirectly, beneficially or of record, owns any Equity Securities of the Company or any of its subsidiaries (including Bezeq and its subsidiaries). (i) Except for the Company Owned Securities, the Company does not own or hold any Equity Securities of any Person, (ii) except for the SP1 Bezeq Shares and the SP2 Securities, SP1 does not own or hold any Equity Securities of any Person, and (iii) except for the SP2 Bezeq Shares, SP2 does not own or hold any Equity Securities of any Person other than as part of its investment portfolio, other than, in the case of the preceding clauses (i) through (iii), Equity Securities that are publicly traded on a recognized national stock exchange and held for short term investment purposes; provided that such Equity Securities, in the aggregate (with respect to all cases of clauses (i) through (iii)), do not represent more than half a percent (0.5%) of the Equity Securities of any issuer.

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(e) Consents and Filings; Non Contravention. Other than as detailed in Schedule 3.2(e) hereof and subject to the required approvals under Section 350 of the Companies Law, the execution, delivery and, subject to the Shareholders Approval performance, of this Agreement and any other Transaction Document to which it is a party by the Company and the consummation of the transactions contemplated hereby and thereby will not result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice, a default under, or require any Consent of any Person pursuant to, (i) any provision of any of the BComm Companies’ Organizational Documents, (ii) any Order, Permit or Contract to which it or any of the BComm Companies is a party or by which it is bound, or would result in the loss of any rights, or the imposition or creation of any Encumbrance upon any assets or properties of any of the BComm Companies, under any such Order, Permit or Contract, or (iii) any provisions of any Legal Requirement applicable to it, any of the BComm Companies or Bezeq (or any of its subsidiaries).

(f) Brokers’ Fees; Transaction Expenses. No agent, broker, investment banker, or other Person acting in a similar capacity on behalf of or under the authority of any of the BComm Companies is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement (including the issuance and delivery of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any) as contemplated under this Agreement).

(g) Undisclosed Proceeding Matters. Except as set forth on (i) Schedule 3.2(g) or (ii) the Public Filings, to the Knowledge of the Company, as of the date hereof (and not, for clarity, as of the Closing Date), there exist no event, occurrence or fact materially affecting any material Proceedings in which any of the BComm Companies or Bezeq (or any of their respective subsidiaries) is involved or that would materially and adversely affect any of them.

(h) Subscribed Shares.

(i) The Adjustment Subscribed Shares, the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares and the Election Subscribed Shares have been duly authorized and allotted in accordance with applicable Legal Requirement and the Organizational Documents of the Company, and shall be available for subscription by the Purchaser in the manner and time provided under this Agreement.

(ii) The Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any), when issued at the Closing, shall be duly issued in accordance with applicable Legal Requirements and the Organizational Documents of the Company, fully paid and non-assessable and shall be free and clear of any Encumbrances.

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(iii) The Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares ,the Additional Purchaser Subscribed Shares (if any) and the Election Subscribed Shares (if any), as of the Closing, will not be subject to avoidance or liquidation in bankruptcy, composition or other solvency proceedings relating to the Company, as the case may be.

(i) The representations and warranties made by the Company in this Section 3.2 or in any other Transaction Document are the exclusive representations and warranties made by it in connection with the transactions contemplated hereby and the Company hereby disclaims any other express or implied representations or warranties.

3.3 The Company represents and warrants to the Seller that the statements contained in this Section 3.3 are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

(a) Seller Subscribed Shares and Debentures.

(i) The Seller Subscribed Shares (if any) and the Seller Subscribed Debentures, when issued at the Closing, shall be duly authorized and allotted in accordance with applicable Legal Requirement and the Organizational Documents of the Company, and shall be available for subscription by the Seller in the manner and time provided under this Agreement.

(ii) The Seller Subscribed Shares (if any) and the Seller Subscribed Debentures, when issued at the Closing, shall be duly issued in accordance with applicable Legal Requirements and the Organizational Documents of the Company, fully paid and non-assessable and shall be free and clear of any Encumbrances and any transfer restrictions under applicable Legal Requirements and tradeable.

(iii) The Seller Subscribed Shares (if any) and the Seller Subscribed Debentures, as of the Closing, will not be subject to avoidance or liquidation in bankruptcy, composition or other solvency proceedings relating to the Company, as the case may be.

(b) No Additional Representations. The representations and warranties made by the Company in this Section 3.3 are the exclusive representations and warranties made by it to the Seller in connection with the transactions contemplated hereby and the Company hereby disclaims any other express or implied representations or warranties made to the Seller in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

4.	Representations and Warranties of each Purchaser

Each Purchaser, severally (and not joint and severally), with respect to itself only, represents and warrants to the Seller and the Company that the statements contained in this Section 4, with respect to such Purchaser, are true and correct as of the date hereof, and will be true and correct as of the Closing Date as though made as of the Closing Date:

4.1 Organization, Corporate Power and Qualification. In the case of Purchaser A, such Purchaser is a [●] duly organized, validly existing under the laws of [●], or in the case of Purchaser B, a [●] duly organized, validly existing under the laws of [●], and has all requisite corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party and to consummate the transactions and perform its obligations contemplated hereby and thereby (including the right, authority and power to purchase and acquire the Purchased Shares and subscribe and acquire the Subscribed Shares in accordance with the terms of this Agreement).

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4.2 Authorization; Binding Agreement. All corporate action on the part of such Purchaser necessary or required for the authorization, execution, delivery and performance of all its obligations under this Agreement and all other Transaction Documents to which it is a party have been duly and validly taken, and no other proceedings on the part of such Purchaser are necessary or required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation by such Purchaser of the transactions contemplated hereby or thereby. This Agreement is duly and validly executed and delivered by such Purchaser, and constitutes the valid and legally binding obligations of such Purchaser, legally enforceable against such Purchaser in accordance with its terms subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.3 Consents and Filings; Non Contravention. Subject to obtaining the Control Permit and the Antitrust Clearance, the execution, delivery and performance of this Agreement and any other Transaction Document to which it is a party by such Purchaser and the consummation of the transactions contemplated hereby and thereby will not result in any violation of or be in conflict with or constitute, with or without the passage of time or giving of notice, a default under, or require Consent of any Person pursuant to, any provision of such Purchaser’s Organizational Documents or any Order, Permit or Contract to which it is a party or by which it is bound or any provisions of any Legal Requirement applicable to it.

4.4 Financial Capacity.

(a) Taking into account the Financing Commitment, such Purchaser has, and at the Closing will have, sufficient resources to pay, in cash any and all amounts necessary for it to consummate the transactions contemplated hereby at the Closing, including payment of its Pro Rata Share of the Seller Purchase Price and the Company Purchase Price, and in the case of Purchaser A only, the Additional Company Purchase Price and the Election Purchase Price (to the extent payable hereunder) and all the fees and expenses expressly required to be paid by such Purchaser hereunder without any restrictions to transfer such funds at Closing to the Seller and the Company, as and to the extent required to be paid pursuant to, and subject to the terms of, this Agreement. The Sponsor affiliated with such Purchaser has, and at the Closing will have, sufficient resources to meet its obligations under its Commitment Letter as they become due.

(b) As of the date of this Agreement, such Purchaser has delivered to the Seller a true, correct and complete copy of the Commitment Letter provided by its affiliated Sponsor, dated as of the date hereof. Such Commitment Letter has not been amended or modified, and the respective commitments contained in such Commitment Letter have not been withdrawn, terminated or rescinded. Such Commitment Letter (i) is in full force and effect, (ii) constitutes the legal, valid and binding obligation of such Purchaser and the Sponsor party thereto, and (iii) is enforceable by the Seller and the Company against such Purchaser and the Sponsor party thereto, in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles. There are no side letters or other Contracts related to the funding or investing, as applicable, of the applicable Financing Commitment other than such Commitment Letter. There are no conditions precedent to the consummation of such Financing Commitment other than those set forth in such Commitment Letter. As of the date of this Agreement, the Sponsor affiliated with such Purchaser is not subject to bankruptcy proceedings.

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(c) Notwithstanding anything to the contrary contained herein, in no event shall this Section 4.4 be deemed breached (and no condition set forth in Section 6.3 shall be deemed to have failed as a result of any actual or alleged breach of this Section 4.4), if (notwithstanding any actual or alleged breach), such Purchaser is willing and able to consummate its obligations at the Closing if and when it is otherwise required to do so under the terms and conditions of this Agreement.

4.5 Compliance.

(a) Such Purchaser hereby confirms that it is familiar with the requirements of the Communications Law and Communications Order and has conducted independent investigations (including with consultants on its behalf) related thereto and that it has reviewed the Current Control Permit, and such Purchaser is not aware, as of the date of this Agreement, of any facts or circumstances that would prevent it from complying with all such requirements, including with respect of the ‘Israeli Entity’ (as such term is defined in the Communications Order) under the Communications Order, in each case, as such Legal Requirements are in effect as of the date of this Agreement; provided that it is understood and acknowledge by all Parties that the Purchasers are proposing to effect the transaction contemplated by this Agreement through a contractual arrangement between them pursuant to Section 4(a)(3) of the Communications Orders.

(b) Neither such Purchaser nor any of its ‘Interested Parties’ (as such term is defined in the Communications Law) (including the Sponsors) has, on its own behalf or in acting on behalf of any other Person, directly or indirectly, engaged in any transactions, or otherwise had any trade, commercial, financial or other relationships with (i) any Person organized, domiciled, managing business, or located in, or that is a national any of the states listed in Schedule 4.5(b) hereof (each, an “Enemy State”), (ii) a Governmental Body of or within an Enemy State, or (iii) a Person that is supervised by an Enemy State.

(c) For the avoidance of doubt, such Purchaser has not made and is not making any representations or warranties with respect to, and does not guarantee that, and nothing herein or otherwise shall be construed or interpreted as (or deemed) a representation or warranty with respect to, or a guarantee that, the Control Permit allowing the consummation of the transactions contemplated by this Agreement will be obtained and any deemed representations, warranties or other promises or commitments to the contrary are hereby expressly disclaimed.

4.6 No Operations in Israel. Solely with respect to Purchaser A, such Purchaser (and any affiliated entity (other than the Local Sponsor and it affiliated entities), as would be deemed “affiliated” for the purposes of the RTP Law) has no operations or business activities or “sales turnover” (as such term is used in Section 17(a)(2) of the RTP Law) in the State of Israel.

4.7 Investment Experience. Without limiting any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement or the other Transaction Documents or fraud claims, such Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement.

4.8 Own Account. such Purchaser is acquiring the Purchased Shares and the Subscribed Shares to be acquired thereby solely for its own account and not as a nominee, agent or trustee of any third party.

4.9 Waiver and Exemption. Such Purchaser does not object to any waiver or exemption being granted to the Relevant Parties in connection with the Court Approval.

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4.10 No Other Representations or Warranties.

(a) Such Purchaser acknowledges and agrees that, except for the representations and warranties contained in Section 3 above and without limiting fraud claims, the transactions contemplated hereby or in any other Transaction Document shall be consummated without reliance by such Purchaser on any other representations and warranties by the Seller or the Company with respect to the Purchased Shares or the Subscribed Shares, the Company, and its businesses, operations, rights, assets, liabilities or prospects, the condition or legal status of any of the above or otherwise.

(b) Subject to and without limiting any of the representations and warranties of the Seller or the Company set forth in Section 3.1(g)(i) or Section 3.2(g), such Purchaser acknowledges and agrees that such Purchaser has not relied on, and the Seller and Company do not make nor has any of them made, any representation or warranty, either express or implied, whether written or oral, concerning Bezeq or any of its subsidiaries or any of their respective businesses, operations, assets, liabilities, Proceedings (including by regulatory authorities and other Governmental Bodies in Israel or outside Israel), results of operations, condition (financial or otherwise) or prospects.

4.11 Due Diligence; Independent Decision. Subject to and without limiting any of the representations, warranties, covenants or agreements of the Seller or the Company contained in this Agreement or fraud claims, such Purchaser represents that (a) it conducted a due diligence process during which it had an opportunity to ask questions and to receive answers from the Company and the Seller, regarding all Company and Bezeq business, activities and financial situation, (b) it has had access to, and an adequate opportunity to review, financial and other information, documents and materials as it deemed necessary to make its decision to purchase the Purchased Shares and the Subscribed Shares, (c) it has made its own assessment and has satisfied itself concerning all considerations relevant to the transactions contemplated hereunder, and (d) it has made its own independent decisions to enter into the transactions contemplated by this Agreement and as to whether they are appropriate or proper for it, based upon its own judgment and upon advice from such advisers as it has deemed necessary.

4.12 Forward-looking Statements. In connection with the due diligence investigation of the Company and Bezeq by such Purchaser, such Purchaser has received and may continue to receive after the date hereof from the Seller and the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and Bezeq and their respective Affiliates and subsidiaries and their respective business and operations. Such Purchaser hereby acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as business plans, (b) to take full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking statements, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), and (c) that none of the Company, Bezeq or the Seller, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

4.13 Brokers’ Fees. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of such Purchaser is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the sale and transfer of the Shares as contemplated under this Agreement, other than Citigroup Global Markets Limited and RBC Capital Markets, LLC, for which the Purchasers shall be solely responsible.

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5.	Covenants

5.1 Control Permit; Filings; Cooperation.

(a) As soon as practicable following the date of this Agreement (and in any event no later than ten (10) Business Days following the date of this Agreement), the Purchasers shall file an application to the Israeli Ministry of Communication for the purpose of obtaining the Control Permit in accordance with the applicable Legal Requirements. Each Party shall take all necessary actions and use its reasonable best efforts in good faith, to file, without any undue delay, all notices, reports and other documents required to be filed by such Party with any Governmental Body in order to obtain the Control Permit and the Antitrust Clearance with respect to the transactions contemplated by this Agreement, to submit, without any undue delay, any additional information requested by any such Governmental Body to effect all applications, notices, petitions and filings and to obtain as promptly as possible the Control Permit and the Antitrust Clearance. Without limiting the generality of the foregoing, each of the Seller and the Company shall, subject to applicable Legal Requirements, use its reasonable best efforts in good faith to cause Bezeq and its subsidiaries to cooperate with each Party’s efforts to obtain the Control Permit, including to promptly answer any questions or inquiries of, and promptly submit any information requested by, any Governmental Body with respect to the transactions contemplated by this Agreement or the Control Permit to be issued to the Purchasers.

(b) Without derogating from the above, each Party hereby agrees (as applicable) (i) to provide any Governmental Body with any and all information regarding the corporate and holding structure of such Party, the ultimate shareholders of such Party and the various holdings, business affairs and interests of such Party and any affiliate thereof throughout the world as may reasonably be requested by such Governmental Body in connection with the Control Permit, (ii) to waive any confidentiality or other restriction (other than attorney-client or similar privilege) in connection with any examination or investigation by a Governmental Body concerning such Party and any ‘Interested Party’ (as such term is defined in the Communications Law) thereof as may reasonably be requested by such Governmental Body in connection with the Control Permit, (iii) to reasonably cooperate with the other Parties and allow a counsel of the other Parties to participate in any material meeting with a Governmental Body with respect of the request to obtain a Control Permit to the extent permitted by the applicable Governmental Body, (iv) to allow review and comment and shall consult in good faith with the other Parties on all material filings submitted to a Governmental Body in connection with the request to obtain the Control Permit prior to the submission thereof, provided that such Party may redact competitively sensitive or confidential information from the materials provided to the other Parties for review, (v) to provide the other Parties with a copy of any letters and/or other material correspondence with any Governmental Body in connection with the Control Permit, provided that such Party may redact competitively sensitive or confidential information from the materials provided to the other Parties for review, and (vi) to keep the other Parties reasonably updated, on a timely basis, of the status of matters relating to the discussions with the Governmental Bodies, including, if reasonably requested by the other Parties, on weekly basis, a telephonic update on the status and progress of obtainment of the Control Permit. For the avoidance of doubt, nothing in this Section 5.1 shall in any way limit or restrict the rights of the Parties pursuant to Section 8.1(d).

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(c) Subject to and without limiting Section 5.1(f), (A) each Purchaser undertakes not to, and further undertakes to use its commercially reasonable efforts to cause any of its ‘Interested Parties’ (as such term is defined in the Communications Law) (including the Sponsors) not to, engage in or take any action that would reasonably expected to prevent it from complying with the Legal Requirements pertaining to the obtaining of the Control Permit, and to cause any of its ‘Interested Parties’ not to engage in any transactions, or otherwise have any trade, commercial, financial or other relationships with (i) any Person organized, domiciled, managing business, or located in, or that is a national of any Enemy State, (ii) a Governmental Body of or within an Enemy State, or (iii) a Person that is supervised by an Enemy State; (B) each Purchaser shall be willing to accept, and shall not assert that it will refuse to accept, for any reason, a Control Permit on substantially the same terms as the Current Control Permit; and (C) shall not condition the acceptance of a Control Permit on terms which are not included in the Current Control Permit or which are more favorable to such Purchaser than those contained in the Current Control Permit.

(d) Each of the Parties hereto shall, as promptly as practicable and before the expiration of any relevant legal deadline, file with any other Governmental Body, any filings, reports, information and documentation required for the transactions contemplated hereby pursuant to the Antitrust Law. Each of the Parties shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the Antitrust Law, provided that a Party may redact competitively sensitive or confidential information from the materials provided to the other Party for review. Each of the Parties commits to instruct its counsel to cooperate with each other Party and its counsel and use reasonable best efforts to facilitate and expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable waiting periods under the Antitrust Law at the earliest practicable dates.

(e) Each of the Parties shall keep the other Parties reasonably apprised, in a timely manner, to the best of its Knowledge, with respect to any discussions between the Purchasers, the Seller, the Company or Bezeq and its subsidiaries, on the one hand, and any Employee Body, on the other hand. Without limiting the generality of the foregoing, each of the Parties shall notify the other Parties in writing of any material development in the negotiation with any Employee Body of Bezeq and its subsidiaries, promptly upon obtaining knowledge thereof.

(f) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be deemed to require the Purchasers to agree to any condition, or take any action, that constitutes a Burdensome Condition, and neither the Seller nor the BComm Companies shall, without the prior written consent of the Purchaser A, agree to any Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” means any conditions imposed by, commitment or undertaking made to, or any Order of, any Governmental Body in connection with or related to the Control Permit or the transactions contemplated by this Agreement, that (i) individually or in the aggregate, has, or would reasonably be expected to have, a material and adverse effect on either Purchaser, after giving effect to the transactions contemplated by this Agreement, (ii) would impose, grant or otherwise require that either Sponsor, with respect to the investment contemplated by this Agreement, exercises or possesses any rights or powers to direct or influence (or other means of control) that are, individually or in the aggregate, greater than, or otherwise disproportionate to, such Sponsor’s Pro Rata Share, or (iii) would bind or impose any obligation on any of the SCP Entities or the Local Sponsor and its Affiliates (other than the Purchasers) or their respective businesses (other than solely with respect to their operation and business in the State of Israel); provided that conditions that are expressly included in the Current Control Permit, the Communication Law and the Communication Order, in each case, as each of them is in effect as of the date of this Agreement (expressly disregarding any subsequent amendments, supplements, changes or other modifications, however effected or enacted), shall not be deemed Burdensome Conditions.

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(g) Each Party shall take all reasonable and necessary actions and use its commercially reasonable efforts in good faith, to file, without any undue delay all notices, reports and other documents required to be filed by such Party with any Governmental Body in order to allow the pledge of the Bezeq Shares for the benefit of the Company’s bondholders pursuant and subject to Company Debt Modifications. For the avoidance of doubt, nothing in this Section 5.1(f) shall in any way limit or restrict the rights of any Party pursuant to Section 8.1(d).

5.2 Conduct of Business.

(a) From and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1 (the “Interim Period”), without limiting anything contained in Section 5.2(c), and unless otherwise agreed to in advance and in writing by Purchaser A (such agreement not to be unreasonably withheld) each of the Seller and the BComm Companies shall use (subject to applicable fiduciary duties under applicable Legal Requirements) its entire voting rights in the Company and Bezeq, respectively (in case such matters are brought to a shareholders’ vote) so that the BComm Companies and Bezeq and its subsidiaries shall, not take, do, effect or allow (or commit or agree to take, do, effect or allow) any of the Restricted Matters (except as set forth in Schedule 5.2(a) hereof).

(b) During the Interim Period, without limiting anything contained in Section 5.2(c), the Company shall, and the Company shall cause the other BComm Companies to:

(i) conduct its business in the ordinary course and in compliance with applicable Legal Requirements; and

(ii) except as set forth in Schedule 5.2(b)(ii) hereof, not take, do, effect or allow (or commit or agree to take, do, effect or allow) any of the Restricted Matters, unless otherwise consented to in advance and in writing by Purchaser A (such consent not to be unreasonably withheld).

(c) Until the end of the Interim Period, without the prior written consent of Purchaser A (such consent not to be unreasonably withheld) (i) the Seller shall not, directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the Purchased Shares or any rights therein or thereto, (ii) the Company shall not, directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the Company Owned Securities or any rights therein or thereto, (iii) the Company shall cause SP1 not to (and the Company shall be responsible if SP1 does), directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the SP2 Securities or the SP1 Bezeq Shares, and (iv) the Company shall cause SP2 not to (and the Company shall be responsible if SP2 does), directly or indirectly, sell, transfer, convey, exchange, assign, gift, Encumber, or otherwise dispose of any of the SP2 Bezeq Shares.

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5.3 Exclusivity; Acquisition Proposal.

(a) During the Interim Period, neither the Seller nor the Company shall, and the Company shall cause each of the BComm Companies not to, and each of them shall use its reasonable best efforts to cause their respective directors, officers, employees, and advisors (including, without limitation, financial advisors, bankers, attorneys, accountants, consultants) and other representatives (it being understood that the representatives of the bondholders of the Seller and of the Company, respectively, shall not be considered their representatives unless acting at the direction of, the Seller or the BComm Companies, respectively) (collectively, “Representatives”) not to, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal or the making or consummation thereof, (ii) other than to inform any Person of the existence of the provisions contained in this Section 5.3(a), enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or enter into any agreement with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal, or (iii) enter into any Contract with respect to any Acquisition Proposal. Without limiting the generality of the foregoing, to the extent not already done, each of the Seller and the Company shall, and shall use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person (other than the Purchasers and their Affiliates) with respect to any Acquisition Proposal.

(b) Without limiting the forgoing, promptly, and in no event later than twenty four (24) hours after its receipt (including receipt by any of its Representatives) of any Acquisition Proposal, the Seller or the Company, as applicable, shall advise Purchaser A in writing of such Acquisition Proposal (including the material terms and conditions of such Acquisition Proposal and the identity of the Person making or submitting such Acquisition Proposal) and shall provide Purchaser A a copy of such Acquisition Proposal and any related draft agreements or other documentation or materials delivered in connection therewith. The Seller or the Company, as applicable, shall keep Purchaser A informed on a reasonably prompt basis with respect to any material change to the material terms of any such Acquisition Proposal (and in no event later than twenty four (24) hours following any such change).

(c) The Parties acknowledge that either the Seller or the Company may be subject to disclosure requirements under applicable Legal Requirements and no Party shall have any claim with respect to such disclosure.

(d) A breach of this Section 5.3 by any Representative of the Seller or the Company shall be deemed a breach by the Seller or the Company, as applicable, and the Seller or the Company, as the case may be, shall be liable therefor.

(e) Nothing in this Agreement shall be deemed to prevent, restrict or limit in any way, any arrangement among the Seller and its creditors, as long as such arrangement (i) does not prevent, conflict or is otherwise inconsistent with, directly or indirectly, the Seller’s obligations hereunder or thereunder, and (ii) does not constitute an alternative to the transactions contemplated by this Agreement (and such arrangement shall not be considered an “Acquisition Proposal”).

5.4 [RESERVED].

5.5 Directors.

(a) At least ten (10) Business Days prior to the Closing Date, Purchaser A shall deliver to the Seller and the Company a list of individuals to be appointed as members of the board of directors of the Company as of the Closing (the “Company Designated Directors”). The Company Designated Directors shall satisfy the qualification requirements under Legal Requirements applicable to board members of the Company.

(b) At least ten (10) Business Days prior to the Closing Date, Purchaser A shall deliver to the Seller and the Company a list of two (2) individuals to be appointed as members of the board of directors of Bezeq as of the Closing (the “Bezeq Designated Directors”). The Bezeq Designated Directors shall satisfy the qualification requirements under Legal Requirements applicable to board members of Bezeq.

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5.6 Notification. During the Interim Period, (a) each of the Parties shall promptly notify the other Parties if it becomes aware of any event that would make the satisfaction of any of the conditions in Section 6 impossible or unlikely to be satisfied as of the End Date, and (b) each of the Seller and the Company shall, upon reasonable request of Purchaser A, and subject to applicable fiduciary duties under Legal Requirements, update Purchaser A promptly following the occurrence of any material developments in any of the BComm Companies, Bezeq or any of its subsidiaries which are within the Knowledge of the Seller or the Knowledge of the Company, as the case may be, including with respect to regulatory matters or developments, all material matters related to the Israeli Ministry of Communications and any other material commercial matters. This Section 5.6 and any notification provided pursuant hereto shall not modify or limit in any way the Parties’ representations, warranties, covenants, obligations, rights and remedies under this Agreement. No breach of this Section 5.6 shall be deemed a breach of this Agreement, including for the purposes of Section 6.2(c), unless such breach is made knowingly, willfully and intentionally.

5.7 Equity Offering.

(a) As soon as practicable after the date of this Agreement, subject to the provisions of this Section 5.7, the Company shall offer the shareholders of the Company (other than the Seller) (the “Eligible Shareholders”) the right to subscribe for a total of [●]7 newly issued Ordinary Shares of the Company (the “Additional Subscription Shares”) at a price per share equal to the Subscription Price Per Share (the “Additional Equity Offering”).

(b) The Company shall take all actions in accordance with all applicable Legal Requirements in order to effect the Additional Equity Offering in accordance with the terms of this Agreement, including the filing of a registration statement with the SEC and a prospectus with the ISA, in each case to the extent required by under applicable Legal Requirements, and to receive all permits, approvals and orders required for the consummation of the Additional Equity Offering, including the receipt of all permits and approvals in order to list the Additional Subscribed Shares on the TASE and Nasdaq. The Company shall take all necessary actions and use its reasonable best efforts in good faith, to file, without any undue delay, all required filings with any Governmental Body in order to effect the Additional Equity Offering, to submit, without any undue delay, any additional filings requested by any such Governmental Body to effect the Additional Equity Offering and take all other actions required in order to effect as promptly as possible the Additional Equity Offering.

(c) The Additional Equity Offering shall expire no later than twenty (20) Business Days prior to the Closing Date, and any Additional Subscription Shares not irrevocably subscribed for by the Eligible Shareholder in accordance with the foregoing prior to or on such date (such shares, the “Unsubscribed Shares”) shall no longer be available for subscription by the Eligible Shareholders.

(d) Upon the terms and subject to the conditions of this Agreement, effective as of, and conditioned upon, the Closing, Purchaser A subscribes for all of the Unsubscribed Shares (if any, including any Unsubscribed Shares arising due to the failure of the Company to complete its undertaking under Section 5.7(b)) at a price per share equal to the Subscription Price Per Share, to be issued thereto in accordance with the terms of this Agreement at, and conditioned upon, the Closing.

[7]	Note to Draft: To be an amount equal to NIS 35MM divided by the Subscription Price Per Share.

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(e) For the avoidance of doubt, nothing in the Section 5.7 shall in any way limit, modify or otherwise affect the obligations of the Seller pursuant to Section 2.4.

5.8 Court Approval. (a) As soon as practicable after the date hereof (and in any event no later than ten (10) Business Days following the date of this Agreement), the Seller and the Company shall jointly approach the Court, in order to obtain the Court Approval, and subject to and in accordance with the approval of the Court, each of the Seller and the Company shall establish a record date for, call, publicize the convening of, convene and hold a meeting of the bondholders of the Company and the Seller, respectively (the “Stakeholders’ Meetings”), (b) the Seller and the Company, respectively, shall timely prepare and file all notices required by applicable Legal Requirements in connection with the Stakeholders’ Meetings, it being agreed and understood that this Agreement and all of the Transaction Documents and the Company Debt Modifications and the amended deed of trust of the Company Series C Debenture and the deed of trust for the Series D Debentures, should be brought to the approval of the Stakeholders’ Meetings of the Company, (c) each of the Seller and the Company shall take all necessary actions and make all reasonable efforts in order to receive the Court Approval and shall respond to and comply with, without undue delay, any queries, requests or instructions of the Court within the Court Approval process, (d) each of the Seller and the Company shall allow Purchaser A (and its representative, including its legal counsel) to review and comment on all material materials and filings submitted to the Court (or any other Governmental Body) only in connection with its respective Court Approval prior to the submission thereof, and shall incorporate into and reflect in any such submissions or filings any and all reasonable comments made by Purchaser A or its representatives, provided such implementation shall not cause a delay in the relevant submission, and (e) each of the Seller and the Company shall provide Purchaser A (and its legal counsel) with a copy of any material letters and/or other material correspondence and decisions (including any interim decisions) of the Court as part of the Court Approval process, and shall share, in cooperation with Purchaser A, all correspondence with, and decisions of, the Court or any bondholders (and in the case of the Company also shareholders) and shall keep Purchaser A (and its legal counsel) reasonably fully updated of the status of matters relating to the Court Approval (including the discussions with its bondholders and shareholders and any other creditors or relevant parties), including, if reasonably requested by Purchaser A, on weekly basis, a telephonic update on the status and progress of obtaining its respective Court Approval, and bondholders and shareholders approvals, as applicable. For the avoidance of doubt, nothing in this Section 5.8 shall in any way limit or restrict the rights of Purchaser A pursuant to Section 8.1(f). Without limiting anything herein contained, each of the Parties shall use its commercially reasonable efforts to obtain through the Court Approval a release of any lock-up restrictions (חסימה וטפטוף) that might otherwise be applicable to the securities being issued hereunder by the Company at the Closing.

5.9 Special Shareholder Meeting of the Company. As soon as practicable following the date of this Agreement (and in any event no later than ten (10) Business Days following the date of this Agreement), the Company shall file a motion with the Court requesting that the court issue an order to convene a special meeting of the shareholders of the Company (the “Company Shareholders Meeting”) for the purpose of approving this Agreement and the transactions contemplated hereby (including the sale and issuance of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any), the Seller Subscribed Shares (if any), the Election Subscribed Shares (if any) and the Seller Subscribed Debentures hereunder) (the “Shareholders Approval”). Promptly following the Court issuing such order, and in any event within three (3) Business Days following the date of such order, the Company shall publish a notice calling the Company Shareholders Meeting to be held on the date that is no later than thirty five (35) days following such notice for the purpose of obtaining the Shareholders Approval. The Company shall solicit from the shareholders of the Company written ballots and proxies in favor of the Shareholders Approval in accordance with applicable Legal Requirements, and shall use its reasonable best efforts to secure the Shareholders Approval at the Company Shareholders’ Meeting. The Company shall prepare and file all notices required by applicable Legal Requirements in connection with the Company Shareholders’ Meeting, and shall respond promptly to all inquiries of any Governmental Body in connection therewith. For the avoidance of doubt, nothing in this Section 5.9 shall in any way limit or restrict the rights of Purchaser A pursuant to Section 8.1(f).

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5.10 TASE Approval. Each of the Parties shall use its reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, the approval of the TASE to the issuance, at the Closing, of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any), the Seller Subscribed Shares (if any), the Additional Subscription Shares and the Seller Subscribed Debentures, and to the adoption of the Company Debt Modifications.

5.11 Debt Covenants. Following the Closing, the Purchasers shall not cause the Company to (a) enter into any transaction with the Purchasers or any Affiliate of the Purchasers including payment of management fees other than expenses reimbursement and standard directors compensation, or (b) effect any dividend distributions, in either case, to the extent such transaction or dividend distributions would violate, and cause the Company to be in default under, the terms of its Series C Debentures (as modified by the Company Debt Modifications).

5.12 Liquidity Information. At least five (5) Business Days prior to the Closing, the Company shall deliver to the Seller and Purchaser A a reasonably detailed calculation of the anticipated Available Cash, along with reasonable documentation supporting such calculation, and allow representatives of the Seller or Purchaser A to discuss such calculation and supporting documentation with an authorized officer of the Company; provided that notwithstanding anything herein or otherwise to the contrary, except in the event of fraud (and then solely against the Person committing such fraud), neither the Seller nor any of its Non-Recourse Parties shall have any claims, rights or recourse against any Person (including any of the BComm Companies or the Purchasers or any of their respective Non-Recourse Parties) in respect of such calculation of Available Cash or any of the information or documentation provided pursuant to, or otherwise for the failure to comply with, this Section 5.12. For the avoidance of doubt, and notwithstanding anything to the contrary, nothing in this Section 5.12 shall limit, modify or otherwise affect any Purchaser’s rights under this Agreement (including under Section 6.2).

6.	Conditions Precedent

6.1 Conditions to the Obligations of the Seller, the Company and Purchasers. The obligations of each of the Seller, the Company and the Purchasers to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of all of the following conditions precedent (any of which may be waived in whole or in part by a mutual agreement in writing of the Seller, the Company and the Purchasers):

(a) Control Permit. A Control Permit was issued and is in full force and effect permitting the Purchasers to acquire the Purchased Shares, the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Share (if any) and the Election Subscribed Shares (if any) which Control Permit does not include any Burdensome Conditions.

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(b) Antitrust Commissioner’s Approval. The Antitrust Clearance shall have been obtained.

(c) No Injunction. There shall not be in effect any injunction or other Order or Legal Requirement that (i) prohibits, enjoins or restrains the consummation of the transactions contemplated by this Agreement, and (ii) has been adopted or issued, or has otherwise become effective.

(d) Court Approval. The Court Approval shall have been obtained.

(e) TASE Approval. The TASE has approved the issuance of the Adjustment Subscribed Shares (if any), the Purchaser Subscribed Shares, the Additional Purchaser Subscribed Shares (if any), the Seller Subscribed Shares (if any), the Election Subscribed Shares (if any) , the Additional Subscription Shares and the Seller Subscribed Debentures and Series D Debentures, and the adoption of the Company Debt Modifications.

6.2 Conditions to the Obligations of the Purchasers. The obligations of the Purchasers to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of all of the following additional conditions precedent (any of which may be waived in whole or in part by Purchaser A in its sole discretion):

(a) Seller Representations and Warranties. Each of the representations and warranties of the Seller contained in Section 3.1 shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date, except for any representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date.

(b) Company Representations and Warranties. Each of the representations and warranties of the Company contained in Section 3.2 shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date, except for any representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date.

(c) Performance of the Obligations of the Seller and Company. Each of the Seller and the Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Seller or the Company, as applicable, at or prior to the Closing.

(d) No Material Adverse Effect; No Debt Instrument Default. (i) As of the Closing Date there shall not exist any Material Adverse Effect, and (ii) there shall not be (for the purpose of this clause (ii), as of the Closing) any Effect that would reasonably be expected to constitute an event of default under the BComm Companies’ debt instruments (including under the Company Series B Debentures or the Company Series C Debentures).

(e) Company Board of Directors. Each of the Company Designated Directors shall have been appointed as a member of the board of directors of the Company effective as of the Closing, and (ii) effective as of the Closing, the Company Designated Directors constitute a majority of the directors on the board of directors of the Company.

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(f) Bezeq Board of Directors. (i) The total number of directors on the board of directors of Bezeq as of the Closing Date shall not exceed nine (9), and (ii) at least two (2) of the Bezeq Designated Directors shall have been appointed as member of the board of directors of Bezeq effective as of the Closing.

(g) Nasdaq and TASE Listing. (i) The Company, Bezeq, Nasdaq or the TASE shall not have announced on or after the date of this Agreement a delisting or threatened (in writing by Nasdaq or the TASE) delisting of the Company’s or Bezeq’s Equity Securities from Nasdaq or the TASE, as applicable, (ii) (x) the Company is in compliance with all continued listing requirements of Nasdaq and the TASE, and (y) Bezeq is in compliance with all continued listing requirements of the TASE, and (iii) no suspension of trading specific to the Company’s or Bezeq’s Equity Securities on the Nasdaq or the TASE, as applicable, shall have occurred for more than two (2) trading days.

(h) Capitalization. (i) None of the Bezeq Shares has been transferred, sold, granted, delivered or otherwise disposed of, or is subject to any Encumbrance, (ii) none of the Effects set forth in causes (a), (b), (c), (d) or (e) of the definition of Restricted Matters has occurred, from and after the date of this Agreement, with respect to any of the BComm Companies or their respective Equity Securities, and (iii) the Company Owned Securities shall represent, as of the Closing, direct and indirect holding of at least twenty five and a tenth percent (25.1%) of Bezeq’s issued and outstanding share capital.

(i) Cash; Indebtedness. (i) The Company shall have, as of immediately prior to the Closing (without giving effect to the transactions contemplated by this Agreement, but taking into account all Transaction Expenses of the BComm Companies) at least NIS 685,000,0008 of Available Cash, (ii) the consolidated amount of indebtedness (including for borrowed money or as evidenced by bonds, debentures, notes or other debt instruments) of the BComm Companies, determined in accordance with IFRS, shall not exceed two billion, four hundred and sixty six million, forty eight thousand and three hundred and thirty three New Israeli Shekels (2,466,048,333) (par value), and (iii) from and after the date of this Agreement, no BComm Company has entered into any transaction (including entering into any new Contract or amending or modifying any existing Contract) in connection with debt restructuring, debt refinancing, creditors arrangement or otherwise affecting its debt Contracts or securities, other than the Company Debt Modifications.

(j) BComm Debt Modifications. The Company Debt Modifications have been duly approved in accordance with the terms of all applicable Contracts (including the Company Series B Debentures and Company Series C Debentures) and all applicable Legal Requirements, and are in full force and effect as of the Closing.

(k) Shareholders Approval. The Shareholders Approval shall have been obtained; provided that the condition to Closing specified in this Section 6.2(k) shall be deemed satisfied if the Court Approval has been obtained and such Court Approval has become final and nonappealable (and, for the avoidance of doubt, no appeal is pending).

[8]	Note to Draft: Please refer to the liquidity schedule provided.

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6.3 Conditions to the Obligations of Seller and Company. The obligation of the Seller and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of all of the following additional conditions precedent (any of which may be waived in whole or in part by notice in writing of the Seller and the Company in their sole discretion):

(a) Purchaser Representations and Warranties. Each of the representations and warranties of the Purchasers contained in Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as if made as of the Closing Date, except for any representations and warranties specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date.

(b) Performance of the Obligations of the Purchasers. The Purchasers shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Purchasers at or prior to the Closing.

6.4 Material Adverse Effect. To the extent Purchaser A wishes to claim that the condition to Closing set forth in Section 6.2(d) has not been satisfied as a result of the occurrence of a Material Adverse Effect, it shall provide the Seller and the Company a written notice to that effect, signed by a duly authorized representative of Purchaser A.  For the avoidance of doubt, no failure or delay of Purchaser A to provide a notice pursuant to this Section 6.4 shall in any way affect or otherwise impact the determination of whether a Material Adverse Effect has occurred or whether or not any of the conditions to the Closing has been satisfied.

7.	Closing

7.1 The Closing. The consummation of the transactions contemplated under this Agreement shall take place at a closing (the “Closing”) at the offices of GKH law firm, 1 Azrieli Center, Tel-Aviv, Israel, at 12:00 (Israel time) on the thirteenth (13th) Business Day following the date on which the last of the conditions set forth in Section 5.9 is fulfilled or waived, or at such other location, time and date as shall be mutually agreed upon in writing between the Parties (the “Closing Date”).

7.2 Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to occur simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

(a) Delivery of Securities, Documents and Actions by the Seller. The Seller shall deliver to the Purchasers the following securities and documents, and shall take the following actions:

(i) Without limiting anything contained in Section 2.1, the Seller shall deliver to the Purchasers (allocated among them on a pro rata basis, based on their respective Pro Rata Share) all of the rights, title and interest in, and cause the transfer of, the Purchased Shares, free and clear of any and all Encumbrances, to such bank or brokerage account of each Purchaser maintained in its name at a bank or brokerage firm in Israel, details of which will be provided by each Purchaser at least two (2) Business Days prior to the Closing Date, against the payment of such Purchaser Pro Rata Share of the Seller Purchase Price as forth herein.

(ii) The Seller shall deliver to the Purchasers (with a copy to the Company) executed resignations, effective as of the Closing Date, of each director of the Company or Bezeq set forth on Schedule 7.2(a)(ii)(A), in the forms attached as Schedule 7.2(a)(ii)(B).

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(iii) The Seller shall deliver to the Purchasers a certificate executed by a duly authorized officer of the Seller and dated as of the Closing Date, certifying that each of the conditions set forth in Sections 6.2(a), 6.2(c) (with respect to the Seller), 6.2(h) and 6.2(i) have been satisfied.

(iv) The Seller shall pay, or cause to be paid, by wire transfer of immediately available funds, an amount equal to the Seller Contribution Amount, into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date. It is understood and agreed that a portion of the Seller Contribution Amount equal to the Seller Purchase Price shall be paid directly to the Company by the Purchasers, on behalf of the Seller, pursuant to Section 7.3.

(b) Delivery of Securities, Documents and Actions by the Company. The Company shall deliver the following securities and documents, and shall take the following actions:

(i) Without limiting anything contained in Section 2.3, the Company shall deliver to the Purchasers (allocated among them on a pro rata basis, based on their respective Pro Rata Share) all of the Adjustment Subscribed Shares (if any) and the Purchaser Subscribed Shares, free and clear of all Encumbrances, to such bank or brokerage account of each Purchaser maintained in its the name at a bank or brokerage firm in Israel, details of which will be provided by such Purchaser at least two (2) Business Days prior to the Closing Date.

(ii) Without limiting anything contained in Section 2.3, the Company shall deliver to Purchaser A all of the Additional Purchaser Subscribed Shares and Election Subscribed Share (if any), free and clear of all Encumbrances, to a bank or brokerage account maintained in the name of Purchaser A at a bank or brokerage firm in Israel, details of which will be provided by the Purchaser at least two (2) Business Days prior to the Closing Date.

(iii) The Company shall deliver to the Purchasers (with a copy to the Seller) executed resignations, effective as of the Closing Date, of each director of Bezeq set forth on Schedule 7.2(b)(iii)(A), in the forms attached as Schedule 7.2(b)(iii)(B).

(iv) Unless a Purchaser Election has been made, the Company shall deliver to the Seller all of the Seller Subscribed Shares, free and clear of all Encumbrances to a bank or brokerage account maintained in the name of the Seller at a bank or brokerage firm in Israel, details of which will be provided by the Seller at least two (2) Business Days prior to the Closing Date.

(v) The Company shall deliver to the Seller all of the Seller Subscribed Debentures, free and clear of all Encumbrances to a bank or brokerage account maintained in the name of the Seller at a bank or brokerage firm in Israel, details of which will be provided by the Seller at least two (2) Business Days prior to the Closing Date.

(vi) The Company shall repay in full all principal and interest (but without any default interest or any other penalty charges or payments) outstanding on the Company Series B Debentures as of such repayment date.

(vii) The Company shall deliver to the Purchasers a certificate executed by a duly authorized officer of the Company and dated as of the Closing Date, certifying that each of the conditions set forth in Sections 6.2(b), 6.2(c) (with respect to the Company), 6.2(h), 6.2(i) and 6.2(j) have been satisfied.

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(viii) The Company shall issue to the Series C Bondholders existing on the record date of the Closing the Series D Debentures.

(c) Delivery of Documents and Actions by the Purchasers. The Purchasers shall deliver, the following documents, and shall take the following actions:

(i) Each Purchaser shall pay, or cause to be paid, by wire transfer of immediately available funds, its Pro Rata Share of the Seller Purchase Price, in accordance with and subject to Section 7.3, into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date.

(ii) Each Purchaser shall pay, or cause to be paid, by wire transfer of immediately available funds, its Pro Rata Share of the Company Purchase Price into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date.

(iii) Purchaser A shall pay, or cause to be paid, by wire transfer of immediately available funds, the Additional Company Purchase Price (if any) and the Election Purchase Price (if any) into a bank account maintained in the name of the Company in a bank in Israel, details of which will be provided by the Company at least two (2) Business Days prior to the Closing Date.

(iv) Each Purchaser shall deliver to the Seller and the Company a certificate executed by such Purchaser and dated as of the Closing, certifying that the conditions set forth in Section 6.3(a) (with respect to itself only) and Section 6.3(b) (with respect to itself only) have been satisfied.

7.3 Payment Directions. The Seller hereby irrevocably directs and instructs each Purchaser, on the Seller’s behalf, to transfer directly to the Company, the full amount of the Seller Purchase Price that the Seller would otherwise be entitled to receive at Closing pursuant to this Agreement (subject to Section 2.2(e)), towards satisfaction of the Seller’s payment obligations to the Company pursuant to Section 2.4 and Section 7.2(a)(iv). All amounts so directly transferred to the Company pursuant to this Section 7.3 shall be deemed, for all purposes, as having been paid to the Seller and immediately thereafter paid to the Company by the Seller.

8.	Termination

8.1 Termination Events. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:

(a) by written mutual consent of Purchaser A, the Company and the Seller;

(b) by the Seller or the Company, if either Purchaser has breached any covenant or agreement contained in this Agreement, or if any representation or warranty of either Purchaser has become untrue, in each case, such that the conditions set forth in Section 6.1 or Section 6.3, as the case may be, would not be satisfied at a Closing on or prior to the End Date; provided, however, that neither the Seller nor the Company may terminate this Agreement pursuant to this Section 8.1(b) if any such breach or failure to be true has been cured within seven (7) Business Days after written notice by the Seller or the Company to Purchaser A informing Purchaser A of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; provided, further, that neither the Seller nor the Company may terminate this Agreement pursuant to this Section 8.1(b) if either of them is then in breach of this Agreement in any material respect; further, provided, that, for the avoidance of doubt, nothing in this Section 8.1(b) shall in any way limit or otherwise modify the rights of Purchaser A pursuant to Section 8.1(f);

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(c) by Purchaser A, if the Seller or the Company has breached any covenant or agreement contained in this Agreement, or if any representation or warranty of the Seller or the Company has become untrue, in each case, such that the conditions set forth in Section 6.1 or Section 6.2, as the case may be, would not be satisfied as of the Closing on or prior to the End Date; provided, however, that Purchaser A may not terminate this Agreement pursuant to this Section 8.1(c) if any such breach or failure to be true has been cured within seven (7) Business Days after written notice by Purchaser A to the Seller and the Company informing the Seller and the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and, provided, further, that Purchaser A may not terminate this Agreement pursuant to this Section 8.1(c) if the Purchasers are then in breach of this Agreement in any material respect;

(d) by any of Purchaser A, the Company or the Seller if the Closing has not occurred on or before the End Date; provided that the End Date may be extended with the written consent of all the Parties by up to three (3) additional thirty (30)-day periods; and, provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to (A) to Purchaser A if the Purchasers’ breach of any provision of this Agreement causes the failure of the Closing to be consummated by the End Date, or (B) to the Seller or the Company if any breach by the Company or the Seller of any provision of this Agreement causes the failure of the Closing to be consummated by the End Date.

(e) by any of Purchaser A, the Company or the Seller, if the consummation of the transactions contemplated hereby is permanently enjoined or prohibited by the terms of a final, non-appealable Order of a Governmental Body of competent jurisdiction.

(f) By Purchaser A, if any of the Court Approval or the Shareholders Approval has not been obtained prior to or on the date that is sixty (60) calendar days after the date of this Agreement.

8.2 Notice of Termination; Effect of Termination.

(a) A Party desiring to terminate this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other Parties, specifying the provision pursuant to which such termination is effective.

(b) Notwithstanding anything in this Agreement or otherwise to the contrary, if this Agreement is validly terminated prior to Closing in accordance with Section 8.1, except in the event of fraud, the maximum aggregate liability of a Party, its Non-Recourse Parties and their respective successors and assigns for any and all Losses (whether at law, in equity, in contract, in tort or otherwise) in connection with, relating to or arising out of the Transaction Documents (including any breach or nonperformance thereof) or the transactions contemplated hereby and thereby, shall in no event exceed (i) in the case of the Company, the Company Liability Cap, (ii) in the case of the Seller, the Seller Liability Cap, or (iii) in the case of the Purchasers, the Purchaser Liability Cap (provided that no Purchaser shall be responsible in excess of its Purchaser’s Pro Rata Share of the Purchaser Liability Cap).

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(c) Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither Party would enter into this Agreement.

(d) Each Party’s right of termination under Section 8.1 is in addition to the specific performance rights as set forth in Section 9.13.

(e) If this Agreement is validly terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement will terminate and there shall be no liability on the part of any Party, except that (i) the provisions of Section 8.2 and Section 9 hereof (to the extent applicable) shall survive the termination of this Agreement, and (ii) subject to and without limiting Section 8.2(b), nothing herein shall relieve or release any Party from any liability to the other Party for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or for fraud, in each case, occurring prior to such termination.

(f) For the avoidance of doubt: (i) neither the Seller or the Company nor any of their Affiliates or Representatives is making any representations or warranties with respect to, and does not guarantee that, and nothing herein shall be construed or interpreted as (or deemed) a representation or warranty with respect to, or a guarantee that, the Court Approval will be obtained or that the Agreement will be approved by the Seller’s or the Company’s bondholders or shareholders and any deemed representations, warranties or other promises or commitments to the contrary are hereby expressly disclaimed; and (ii) without derogating from the obligations of the Seller or the Company hereunder, the occurrence of a Material Adverse Effect in and of itself shall not entitle the Purchasers to any remedy other than not to consummate transactions contemplated hereby; provided that nothing in this clause (ii) shall relieve or release any Party from any breach or noncompliance with any of its obligations under this Agreement.

9.	Miscellaneous

9.1 Expenses; Taxes. Each Party will bear its own expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereunder, including all court proceedings, fees and expenses of agents, representatives, counsel, and accountants, and applicable value added tax. Except as expressly provided in this Agreement, all transfer, documentary, sales, use, stamp, registration and other such taxes and mandatory payments imposed by any Governmental Body, and all fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated hereunder shall be borne by each respective Party to the extent such Party is liable for such taxes, fees and charges, in accordance with applicable Legal Requirement.

9.2 Further Assurances. Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected thereby.

9.3 Survival; Limitation on Liability; Indemnification.

(a) Survival. The representations and warranties contained in this Agreement or in any certificates delivered pursuant to this Agreement shall survive the Closing for a period of four (4) months following the Closing. Each covenant and agreement of the Parties contained in this Agreement shall survive the Closing in accordance with its terms. Notwithstanding the foregoing, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the foregoing, if written notice with respect thereto has been given by Purchaser A to the Seller or the Company, as applicable, prior to such time.

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(b) Indemnification. Subject to the limitations set forth in this Section 9.3, from and after the Closing, the Seller shall indemnify the Purchasers and their Affiliates and their respective Representatives, successors and assigns against, and shall defend and hold each of them harmless from, any and all liabilities, losses, damages, fines, penalties, deficiencies, taxes, judgments, interest, awards, and other costs and expenses of whatever kind, including reasonable attorneys’ and accountants’ fees (“Losses”), to the extent arising out of, relating to or resulting from (i) a breach by the Seller of its representations or warranties set forth in this Agreement or in the certificate delivered thereby pursuant to Section 7.2(a)(iii), or (ii) any breach by the Seller of any covenant or agreement contained in this Agreement required to be performed before, at or after the Closing.

(c) Limitation on Liability. Except in the case of fraud, (i) the Seller’s maximum aggregate liability for any and all Losses in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby shall in no event exceed the Seller Liability Cap, (ii) the Company’s maximum aggregate liability for any Losses in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby shall in no event exceed the Company Liability Cap, and (iii) each Purchaser’s maximum aggregate liability for any Losses in connection with, relating to or arising out of this Agreement or the transactions contemplated hereby shall in no event exceed such Purchaser’s Pro Rata Share of the Purchaser Liability Cap.

(d) No Consequential Damages. In no event, whether before of following Closing, shall any of the Parties be responsible for any indirect or punitive damages of the other Parties, including consequential or special damages of any nature whatsoever, the loss of any profits, revenues, opportunities or goodwill, even if the other Party has been advised of the possibility of such damages, except to the extent such damages arise out of fraud. It is clarified, without limiting from anything contained herein or any other rights under applicable Legal Requirements, that payment by a Party to any third party (other than, with respect to the Purchasers only, the Sponsors or any investor therein) pursuant to a judgement of a competent court, shall be considered indirect damages.

(e) It is clarified that any Restricted Matters taken by Bezeq or any subsidiary thereof (without any breach of any of Seller’s or the Company’s obligations hereunder), shall not, in and of itself, constitute a breach of the Seller’s or the Company’s representations and warranties hereunder, without limiting, modifying or otherwise affecting Purchaser’s rights under Section 6.2 (including Section 6.2(c)).

9.4 Investigations. The representations, warranties, covenants and agreements of the Parties (and the conditions relating thereto) shall not be affected or deemed waived by reason of any investigation made (or not made) by or on behalf of any Party or its Affiliates (or their respective Representatives), or by reason of the fact that a Party or any of its Representatives knew or should have known of any facts or matters, including that any such representation and warranty is or might be inaccurate or untrue, whether prior to the date hereof or the Closing, and including if notwithstanding such knowledge a Party entered into this Agreement or proceeds to Closing. Each of the Parties hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of any of the other Parties or any of its Affiliates (or their respective Representatives), and regardless of the results of any such investigation, such other Parties have entered into this Agreement (and will effect the Closing) in express reliance upon the representations, warranties covenants and agreements of each Party made herein and the conditions and indemnification obligations relating thereto.

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9.5 Assignments, Successors. No Party may assign any of its rights under this Agreement without the prior consent of the other Parties; provided, however, that each Purchaser may assign its rights and obligations hereunder (in whole or in part) to any Affiliate of such Purchaser without the consent of the Seller or the Company, except that such transfer or assignment will not relieve the assigning Purchaser of any of its obligations hereunder, except to the extent such assignment would have a material and adverse effect on the ability of such Purchaser to obtain the Control Permit in a timely manner. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.

9.6 No Third-Party Beneficiaries. This Agreement, specifically excluding express provisions contained in the Commitment Letters, shall not, and is not intended to, confer any rights or remedies upon any Person other than the Parties hereto and their respective successors and permitted assigns.

9.7 Notices. All notices, consents, waivers and deliveries under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand (against receipt), (ii) sent by fax or email (with confirmation of receipt) (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), or (iv) five (5) days after being sent registered or certified mail, return receipt requested, in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may hereafter designate by similar notice in accordance with this Section 9.7):

If to the Seller, to:	Internet Gold – Golden Lines Ltd. 2 Dov Friedman St., Ramat Gan, Israel Attention: Doron Turgeman, CEO Email: Doron@igld.com

with a copy (which shall not constitute notice) to:	GKH Law Firm One Azrieli Center Tel Aviv 6701101 Israel Attention: Dr. Eyal Diskin, Adv. And Yoav Friedman, Adv. Fax No.: +972-3-6914177 Email: yoavf@gkh-law.com; eyald@gkh-law.com;

If to the Company, to:	B Communication Ltd. 2 Dov Friedman St., Ramat Gan, Israel Attention: Ami Barlev, CEO E-mail: Amib@eurocum.co.il

with a copy (which shall not constitute notice) to:	Gissin & Co Adv. 38B Habarzel St. Tel Aviv Guy Gissin and Yael Hershkovitz Guy@gissinlaw.co.il Yael@gissinlaw.co.il

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If to Purchaser A, to:	c/o Searchlight Capital Partners 745 Fifth Avenue, 27th Floor New York, NY 10151 Attention: Darren Glatt; Nadir Nurmohamed Email: dglatt@searchlightcap.com; nnurmohamed@searchlightcap.com

with a copy (which shall not constitute notice) to:	Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Attention: David A. Kurzweil; Eyal N. Orgad Email: david.kurzweil@lw.com; eyal.orgad@lw.com with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Silver Rd., Ramat Gan 52506, Israel

Attention: Cliff Felig, Advocate

Telephone No.: +972-3-6103100

Facsimile No.: +972-3-6103111

E-mail: cfelig@meitar.com

with a copy (which shall not constitute notice) to:	Shibolet & Co. 4 Berkowitz St., Tel Aviv 6423806, Israel Attention: Adi Zaltzman Telephone No.: +972-3-7778384 E-mail: A.Zaltzman@shibolet.com

If to Purchaser B, to:	[An entity wholly-owned by the Fuhrer Family] [address] Attention: [-] Fax No.: [-] Email: [-]

with a copy (which shall not constitute notice) to:	Herzog Fox & Neeman Asia House, 4 Weizmann St., Tel Aviv 6423904, Israel Attention: Niv Sivan Telephone No.: +972-3-6927442 E-mail: sivann@hfn.co.il

Adv. Cliff Felig, of Meitar Liquornik Geva Leshem Tal (16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel) is hereby appointed and authorized, such appointment shall not be terminated until such other Person in the State of Israel is appointed by Purchaser A, by Purchaser A to receive any and all judicial documents from the Seller or the Company pursuant to regulation 478 of the Israeli Civil Procedure Regulations 5744-1984, and any such judicial documents served to Adv. Cliff Felig, of Meitar Liquornik Geva Leshem Tal shall be considered duly served to Purchaser A for all purposes.

9.8 Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Israel without giving effect to its conflict of laws principles.

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9.9 Jurisdiction. Any Proceeding brought with respect to this Agreement must be brought in any court of competent jurisdiction in Tel Aviv-Jaffa, Israel and, by execution and delivery of this Agreement, each Party (i) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or Proceeding brought in such a court or that such court is an inconvenient forum.

9.10 Amendments and Waivers. Any term of this Agreement may be amended only with the written consent of all Parties. The observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the waiving Party(ies).

9.11 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any of the Parties upon any breach or default by the other Party or Parties under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein in any similar breach or default thereafter occurring.

9.12 Entire Agreement. This Agreement (together with the other Transaction Documents) supersedes all prior agreements among the Parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter, except for the Non-Disclosure Agreement, dated as of October 21, 2018, by and between the Seller and Searchlight Capital Partners L.P. The exhibits and schedules identified in and attached to this Agreement are incorporated herein by reference and shall be deemed as a part hereof as if set forth herein in full.

9.13 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable under applicable law, then such provision shall be excluded from this Agreement and the validity, legality and enforceability of the remainder of this Agreement and the remaining provisions shall not in any way be affected or impaired thereby (unless the exclusion of such provision materially undermines the purpose and intent of the Parties, in which case this Agreement shall be null and void); provided, however, that in such event, this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable Legal Requirements, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

9.14 Enforcement. Each Party agrees that the other Parties shall have the right to enforce its rights and the obligations hereunder by an action or actions for specific performance, injunctive or other equitable relief.

9.15 Headings; Construction.

(a) The captions, titles and headings used in this Agreement are for convenience of reference only, shall not be deemed part of this Agreement and shall not affect its construction or interpretation. Except where otherwise expressly provided: (i) all references to “Sections”, “Exhibits” or “Schedules” refer to the corresponding Sections, Exhibits or Schedules of or to this Agreement; (ii) all words used in this Agreement will be construed to be of such gender or number as the circumstances require; (iii) the words “include”, “includes” and “including” do not limit the preceding words or terms and shall be deemed followed by the phrase “without limitation” whether or not so specified; (iv) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (vi) references to “NIS” and “New Israeli Shekels” are to the currency of the State of Israel; (vii) the term “or” is not exclusive and has the meaning represented by the phrase “and/or” whether or not specified; (viii) the phrase “to the extent” means the degree to which a subject or other theory extends and such phrase shall not mean “if”; (ix) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified; (x) any reference in this agreement to “a day” or “days” shall mean calendar days, unless otherwise expressly specified; and (xi) all references herein to the subsidiaries of a Person shall be deemed to include all direct and indirect subsidiaries of such Person unless otherwise indicated or the context otherwise requires. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

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(b) The Parties have participated jointly in the drafting of this Agreement and the other Transaction Documents, and each party was represented by counsel in the negotiation and execution of the Transaction Documents. The language used in this Agreement shall be deemed to be the language the Parties have chosen to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, the Transaction Documents shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of the Transaction Documents, and no rule of strict construction will be applied against any Party.

9.16 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

9.17 Several and not Joint Liability. For the removal of doubt, each Purchaser hereby acknowledges and agrees that any and all of the representations, warranties and covenants of the Seller or the Company are made severally and not jointly, and, without limiting any express representations made by a Party in this Agreement, in no event shall any of the Company or the Seller be responsible or liable in any way for any breach of the representations, warranties and covenants of the other Party.

9.18 Non-Parties. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to, and to the extent of, the specific obligations set forth herein with respect to such party. Without limiting the generality of the foregoing, and notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document or the Commitment Letters, and notwithstanding the fact that a Purchaser may be limited liability company, by entering into this Agreement, each of Parties acknowledges and agrees that: (a) no Person other than a Purchaser, the Company and the Seller shall have any obligations or liabilities under or in connection with this Agreement, and (b) no liability shall attach to, and no recourse shall be had by a Purchaser, the Company or the Seller, or any of their respective Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against, any Non-Recourse Party (as defined below) in any way under or in connection with this Agreement, the other Transaction Documents, the Commitment Letters or any other agreement or instrument delivered in connection with this Agreement or the Commitment Letters, or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), including in the event a Purchaser breaches its obligations under this Agreement (whether willfully, intentionally, unintentionally or otherwise); except that: (i) the Seller or the Company may assert claims solely against the Purchasers, to cause the Purchasers to seek specific performance of each Sponsor’s obligations under the Commitment Letters (in accordance with its terms and subject to its conditions), (ii) the Seller or the Company may assert claims solely against the Sponsors, under and subject to the terms and conditions of the Commitment Letters, and (iii) each of the Seller, the Company and the Purchasers may assert claims solely against the other Party, solely under, in accordance with and subject to the terms and conditions of this Agreement and the other Transaction Documents. As used herein, “Non-Recourse Parties” means, collectively, (1) each Party’s direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, creditors (including their trustees, representatives, advisors and attorneys), assignees or successors, (2) any and all direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (3) to the extent not already included in clauses (1) or (2) of this definition of Non-Recourse Parties, Searchlight Capital Partners, L.P., a Delaware limited partnership and any of its affiliates or any direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (4) to the extent not already included in clauses (1), (2) or (3) of this definition of Non-Recourse Parties, Local Sponsor and any of its affiliates or any direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (5) any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and (6) any financial institution or other Person (other than the Sponsors pursuant to the foregoing clause (i)) which provided, provides or is committed to or will provide financing in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Internet Gold – Golden Lines Ltd.

By

Name:
Title:

B Communications Ltd.

By

Name:
Title:

[Name of Purchaser A]

By

Name:
Title:

[Name of Purchaser B]

By

Name:
Title:

Exhibit A-1 – Commitment Letter

2

Exhibit A-2 – Commitment Letter

3

Exhibit A-3 – Limited Guarantee

4

Exhibit A-4 – Limited Guarantee

5

Exhibit B – Company Debt Modifications

6

[●]

c/o Searchlight Capital Partners, L.P.

745 Fifth Avenue, 27th Floor
New York, New York 10151

[●], 2019

[PURCHASER A]
c/o Searchlight Capital Partners, L.P.
745 Fifth Avenue, 27th Floor
New York, New York 10151

Re: Financing Commitment Letter

Ladies and Gentlemen:

Reference is made to that certain Share Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), by and among [●], a [●] ( “Purchaser A”), [●], a [●], and Internet Gold - Golden Lines Ltd. (the “Seller”) and B Communications Ltd. (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

This letter agreement is being delivered to Purchaser A in connection with the transactions contemplated by the Purchase Agreement (the “Transactions”).

1. Commitment. This letter agreement confirms the commitment of each entity listed on Exhibit A attached hereto (each, an “Investor” and collectively, the “Investors”), severally and not jointly, subject to the terms and conditions set forth herein, to purchase, or to cause the purchase of, directly or indirectly, through one or more intermediate entities, its pro rata percentage (set forth on Exhibit A, and such amount of the Aggregate Commitment (as defined below) with respect to each Investor, such Investor’s “Maximum Investor Commitment”) of equity and/or debt securities of Purchaser A, such that all such securities purchased by all such Investors shall equal an aggregate amount of [●] ([●])1 (the “Aggregate Commitment”), solely to the extent necessary for Purchaser A to fund its payment obligations under Section 7.2(c) and to pay all fees and expenses of Purchaser A related to the Transactions; provided that, notwithstanding anything herein or otherwise to the contrary, no Investor shall, under any circumstances, be obligated to contribute to, purchase securities of, or otherwise provide any funds to, Purchaser A in an amount exceeding the amount of such Investor’s Maximum Investor Commitment and the Investors, collectively, shall not, under any circumstances, be obligated to contribute to, purchase securities of, or otherwise provide any funds to, Purchaser A in an amount exceeding the Aggregate Commitment. This letter agreement constitutes all of the obligations and liabilities of each Investor in relation to such Investor’s portion of the Aggregate Commitment and shall not give rise to any other obligations or liabilities on any of the Investors. The proceeds from such purchase of debt and/or equity securities shall be used by Purchaser A solely to pay its obligations under Section 7.2(c) and fees and expenses of Purchaser A related to the Transactions and for no other purpose.

[1]	Note to Draft: Total amount (of both commitment letters) to be at least NIS 485MM, and will be inserted at signing as applicable.

2. Funding; Termination. Each Investor’s obligation to fund its Maximum Investor Commitment is subject to the terms of this letter agreement and to (a) the execution and delivery of the Purchase Agreement by all parties thereto as of the date hereof, (b) the satisfaction or written waiver by Purchaser A of each of the conditions set forth in Section [●] of the Purchase Agreement (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction thereof at the Closing), (c) the substantially simultaneous closing of the investment contemplated by the Financing Commitment Letter (substantially on the same terms as this letter agreement (other than [dollar] amounts stated therein)) delivered by [●] (the “Co-Sponsor Financing Commitment Letter”), and (d) the substantially simultaneous consummation of the Closing in accordance with the terms of the Purchase Agreement.  For the avoidance of doubt, and notwithstanding anything herein or otherwise to the contrary, no Investor shall be obligated to fund any portion of its Maximum Investor Commitment unless the Closing occurs substantially simultaneously with such funding. This letter agreement and the obligation of each Investor to fund its Maximum Investor Commitment will terminate automatically and immediately upon the earliest to occur of (i) the occurrence of Closing and payment of Purchaser A’s payments obligations under Section 7.2(c) (at which time all such obligations shall be immediately discharged), (ii) the termination of the Purchase Agreement pursuant to Section 8.1 thereof, (iii) the termination of the Co-Sponsor Financing Commitment Letter, or (iv) Seller, the Company, Purchaser A or any Person claiming by, through or for the benefit of Seller, the Company, or Purchaser A, asserting a claim in any suit, action, litigation, claim, charge, complaint, grievance, arbitration proceeding, at law or in equity, or by, in or before any court, tribunal, commission, agency or other governmental authority, or in any other proceeding against (i) any Investor or any other Recourse Party (as defined below) under or in connection with the Purchase Agreement or any of the transactions contemplated thereby other than Seller or the Company asserting any Retained Claim (as defined below) against the Recourse Parties against which such Retained Claim may be asserted in accordance with Section 3 hereof, or (ii) any Non-Recourse Party (as defined below). Section 3 hereof shall survive any such termination.

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3. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith or otherwise, and notwithstanding the fact that the Investors may be limited partnerships or limited liability companies, by its acceptance of the direct or indirect benefits of this letter agreement, each of Purchaser A, the Company and Seller acknowledges and agrees that: (a) no Person other than the Investors and Purchaser A shall have any obligations or liabilities under or in connection with this letter agreement, (b) none of the Investors shall have any obligations or liabilities under or in connection with this letter agreement or the Transactions except as expressly provided by this letter agreement, and (c) no liability shall attach to, and no recourse shall be had by Purchaser A, the Company, Seller or any of their respective affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including, without limitation, by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Purchaser A to enforce any rights that it may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against, any Recourse Party or any Non-Recourse Party in any way under or in connection with this letter agreement, the Purchase Agreement or any other agreement or instrument delivered in connection with this letter agreement or the Purchase Agreement, or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), including, without limitation, in the event Purchaser A breaches its obligations under the Purchase Agreement (whether willfully, intentionally, unintentionally or otherwise) and including whether or not Purchaser A’s breach is caused by the breach by any Investor of its obligations under this letter agreement; except that: (i) Seller may assert claims solely against Searchlight Capital Partners, L.P., a Delaware limited partnership (“SCP LP”) solely under the Non-Disclosure and Confidentiality Agreement, dated as of October 21, 2018, (ii) Seller or the Company may assert claims solely against Purchaser A, to cause Purchaser A to seek specific performance of each Investor’s obligations under this letter agreement to fund its Maximum Investor Commitment in accordance with the terms and subject to the conditions of this letter agreement, (iii) Seller or the Company may assert claims solely against the Investors, under and subject to the terms and conditions of the last sentence of this Section 3 of this letter agreement, and (iv) Seller or the Company may assert claims solely against Purchaser A, in accordance with and subject to the terms and conditions of the Purchase Agreement (the claims described in clauses (i) through (iv) collectively, the “Retained Claims”). As used in this letter agreement, (x) the term “Recourse Parties” means, collectively, Purchaser A, the Investors and the other Persons against which Retained Claims may expressly be asserted pursuant to clauses (i) through (iv) of the definition of Retained Claims set forth above (and solely to the extent of such Retained Claims), and (y) the term “Non-Recourse Parties” means, collectively, (1) the Recourse Parties’ respective direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors, (2) any and all direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (3) to the extent not already included in clauses (1) or (2) of this definition of Non-Recourse Parties, SCP LP and any of its affiliates or any direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (4) any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and (5) any financial institution or other Person which provided, provides or is committed to or will provide financing in connection with the transactions contemplated by the Purchase Agreement; provided that none of the Recourse Parties (solely with respect to the Retained Claims) shall be Non-Recourse Parties. This letter agreement may only be enforced by (I) Purchaser A at the direction of the Investors, or (II) Seller or the Company, pursuant to Seller’s or the Company’s right to seek specific performance of Purchaser A’s obligation to enforce the Investors’ obligation to fund the Aggregate Commitment in accordance with the terms of this letter agreement, pursuant to, and subject to, and solely in accordance with, Section 9.14 of the Purchase Agreement and the terms and conditions set forth therein.

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4. Assignment. This letter agreement and each Investor’s commitment hereunder shall not be assignable, directly or indirectly, to any Person without the prior written consent of the Investors, and any attempted assignment without such consent shall be null and void and of no force and effect. Each Investor may assign its commitments hereunder to its affiliates or co-investors or funds or investment vehicles affiliated with such Investor; provided, however, that notwithstanding any such assignment, each Investor shall remain liable to perform all of its obligations hereunder in accordance with and subject to the terms of this letter agreement.

5. Binding Effect. (a) This letter agreement shall be binding on the Investors solely for the benefit of Purchaser A, and nothing in this letter agreement, express or implied, shall be construed to confer upon or give any Person other than Purchaser A any benefits, rights or remedies of any nature whatsoever under or by reason of, or any rights to enforce or cause Purchaser A to enforce, the Aggregate Commitment or any Maximum Investor Commitment or any provision of this letter agreement, (b) nothing set forth in this letter agreement shall be construed to confer upon or give any Person other than Purchaser A any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Purchaser A to enforce, the Aggregate Commitment or any Maximum Investor Commitment or any provisions of this letter agreement; provided, however, that, notwithstanding the foregoing in this Section 5, Seller and the Company have relied on this letter agreement and, accordingly, Seller and the Company are express third-party beneficiaries hereof and shall have the enforcement rights described in the last sentience of Section 3 hereof and no others. Purchaser A’s creditors shall have no right to enforce this letter agreement or to cause Purchaser A to enforce this letter agreement.

6. Representations and Warranties. Each Investor hereby represents and warrants, on a several (not joint and several) basis as to itself only, to Purchaser A that, except as would not reasonably be expected to impair or delay such Investor’s performance of its Maximum Investor Commitment obligations hereunder in any material respect, (a) it has all power and authority to execute, deliver and perform this letter agreement, (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary action by it, (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and (d) the execution, delivery and performance by it of this letter agreement (i) do not violate its organizational documents, (ii) do not violate any law or judgment applicable to it, or (iii) would not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it is a party.

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7. Miscellaneous.

a. Counterparts. This letter agreement may be executed in multiple counterparts (including by facsimile or by PDF delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.  This letter agreement will become effective upon its acceptance by Purchaser A, as evidenced by the delivery to each of the Investors of a counterpart of this letter agreement executed by Purchaser A.

b. Amendments; Waivers. No amendment or waiver of any provision of this letter agreement will be valid and binding unless it is in writing and signed by Purchaser A and each of the Investors.

c. Entire Agreement. This letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Investors or any of their respective affiliates (other than Purchaser A), on the one hand, and Purchaser A or any of its affiliates (other than the Investors), on the other, with respect to the subject matter hereof.

d. Severability. If any term, condition or other provision of this letter agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this letter agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, (i) a suitable and equitable term or provision determined by a court of competent jurisdiction shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable under law, the intent and purpose of such invalid, illegal or unenforceable term or provision, and (ii) the remainder of this letter agreement and the application of such terms and other provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such term or provision, or the application of such term or provision, in any other jurisdiction. Notwithstanding anything in this letter agreement or otherwise to the contrary, (I) this letter agreement may not be enforced against any Investor without giving effect to the limitations represented by the Maximum Investor Commitment and the Aggregate Commitment, and (II) for the avoidance of doubt, the obligations under this letter agreement are several (and not joint and several) from the obligations of the parties to the Co-Sponsor Financing Commitment Letter thereunder, and the Investors shall not be liable or otherwise responsible for, directly or indirectly, for any breach of the Co-Sponsor Financing Commitment Letter by the parties thereto.

e. Governing Law; Submission to Jurisdiction. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Israel without giving effect to its conflict of laws principles. Any Proceeding brought with respect to this letter agreement must be brought in any court of competent jurisdiction in Tel Aviv-Jaffa, Israel and, by execution and delivery of this letter agreement, each party (i) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this letter agreement and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or Proceeding brought in such a court or that such court is an inconvenient forum.

[Remainder of page intentionally left blank.]

5

Very truly yours,

[INVESTOR]

By:
Name: [●]
Title: [●]

[INVESTOR]

By:
Name: [●]
Title: [●]

[Signature Page to Financing Commitment Letter]

Accepted and Agreed:

[PURCHASER A]

By:
Name: [●]
Title: [●]

Acknowledgement of express intended third party beneficiary:

INTERNET GOLD - GOLDEN LINES LTD.

By:
Name:
Title:

B COMMUNICATIONS LTD.

By:
Name:
Title:

[Signature Page to Financing Commitment Letter]

Exhibit A

Investor	Maximum Investor Commitment (Percentage of Aggregate Commitment)
[●]	$[●] ([●]%)
[●]	$[●] ([●]%)

[●]

c/o [●]

[●], 2019

[PURCHASER B]
c/o [●]
[●]
[●]

Re:	Financing Commitment Letter

Ladies and Gentlemen:

Reference is made to that certain Share Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), by and among [●], a [●] ( “Purchaser B”), [●], a [●], and Internet Gold - Golden Lines Ltd. (the “Seller”) and B Communications Ltd. (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

This letter agreement is being delivered to Purchaser B in connection with the transactions contemplated by the Purchase Agreement (the “Transactions”).

1. Commitment. This letter agreement confirms the commitment of each entity listed on Exhibit A1 attached hereto (each, an “Investor” and collectively, the “Investors”), severally and not jointly, subject to the terms and conditions set forth herein, to purchase, or to cause the purchase of, directly or indirectly, through one or more intermediate entities, its pro rata percentage (set forth on Exhibit A, and such amount of the Aggregate Commitment (as defined below) with respect to each Investor, such Investor’s “Maximum Investor Commitment”) of equity and/or debt securities of Purchaser B, such that all such securities purchased by all such Investors shall equal an aggregate amount of [●] ([●])2 (the “Aggregate Commitment”), solely to the extent necessary for Purchaser B to fund its payment obligations under Section 7.2(c) and to pay all fees and expenses of Purchaser B related to the Transactions; provided that, notwithstanding anything herein or otherwise to the contrary, no Investor shall, under any circumstances, be obligated to contribute to, purchase securities of, or otherwise provide any funds to, Purchaser B in an amount exceeding the amount of such Investor’s Maximum Investor Commitment and the Investors, collectively, shall not, under any circumstances, be obligated to contribute to, purchase securities of, or otherwise provide any funds to, Purchaser B in an amount exceeding the Aggregate Commitment. This letter agreement constitutes all of the obligations and liabilities of each Investor in relation to such Investor’s portion of the Aggregate Commitment and shall not give rise to any other obligations or liabilities on any of the Investors. The proceeds from such purchase of debt and/or equity securities shall be used by Purchaser B solely to pay its obligations under Section 7.2(c) and fees and expenses of Purchaser B related to the Transactions and for no other purpose.

[1]	Note to Draft: Wholly owned and controlled by the Fuhrer Family.

[2]	Note to Draft: Total amount (of both commitment letters) to be at least NIS 485MM, and will be inserted at signing as applicable.

2. Funding; Termination. Each Investor’s obligation to fund its Maximum Investor Commitment is subject to the terms of this letter agreement and to (a) the execution and delivery of the Purchase Agreement by all parties thereto as of the date hereof, (b) the satisfaction or written waiver by Purchaser B of each of the conditions set forth in Section [●] of the Purchase Agreement (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction thereof at the Closing), (c) the substantially simultaneous closing of the investment contemplated by the Financing Commitment Letter (substantially on the same terms as this letter agreement (other than [dollar] amounts stated therein)) delivered by [●] (the “Co-Sponsor Financing Commitment Letter”), and (d) the substantially simultaneous consummation of the Closing in accordance with the terms of the Purchase Agreement.  For the avoidance of doubt, and notwithstanding anything herein or otherwise to the contrary, no Investor shall be obligated to fund any portion of its Maximum Investor Commitment unless the Closing occurs substantially simultaneously with such funding. This letter agreement and the obligation of each Investor to fund its Maximum Investor Commitment will terminate automatically and immediately upon the earliest to occur of (i) the occurrence of Closing and payment of Purchaser B’s payments obligations under Section 7.2(c) (at which time all such obligations shall be immediately discharged), (ii) the termination of the Purchase Agreement pursuant to Section 8.1 thereof, (iii) the termination of the Co-Sponsor Financing Commitment Letter, or (iv) Seller, the Company, Purchaser B or any Person claiming by, through or for the benefit of Seller, the Company, or Purchaser B, asserting a claim in any suit, action, litigation, claim, charge, complaint, grievance, arbitration proceeding, at law or in equity, or by, in or before any court, tribunal, commission, agency or other governmental authority, or in any other proceeding against (i) any Investor or any other Recourse Party (as defined below) under or in connection with the Purchase Agreement or any of the transactions contemplated thereby other than Seller or the Company asserting any Retained Claim (as defined below) against the Recourse Parties against which such Retained Claim may be asserted in accordance with Section 3 hereof, or (ii) any Non-Recourse Party (as defined below). Section 3 hereof shall survive any such termination.

2

3. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith or otherwise, and notwithstanding the fact that the Investors may be limited partnerships or limited liability companies, by its acceptance of the direct or indirect benefits of this letter agreement, each of Purchaser B, the Company and Seller acknowledges and agrees that: (a) no Person other than the Investors and Purchaser B shall have any obligations or liabilities under or in connection with this letter agreement, (b) none of the Investors shall have any obligations or liabilities under or in connection with this letter agreement or the Transactions except as expressly provided by this letter agreement, and (c) no liability shall attach to, and no recourse shall be had by Purchaser B, the Company, Seller or any of their respective affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including, without limitation, by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Purchaser B to enforce any rights that it may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against, any Recourse Party or any Non-Recourse Party in any way under or in connection with this letter agreement, the Purchase Agreement or any other agreement or instrument delivered in connection with this letter agreement or the Purchase Agreement, or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), including, without limitation, in the event Purchaser B breaches its obligations under the Purchase Agreement (whether willfully, intentionally, unintentionally or otherwise) and including whether or not Purchaser B’s breach is caused by the breach by any Investor of its obligations under this letter agreement; except that: (i) Seller may assert claims solely against Searchlight Capital Partners, L.P., a Delaware limited partnership (“SCP LP”) solely under the Non-Disclosure and Confidentiality Agreement, dated as of October 21, 2018, (ii) Seller or the Company may assert claims solely against Purchaser B, to cause Purchaser B to seek specific performance of each Investor’s obligations under this letter agreement to fund its Maximum Investor Commitment in accordance with the terms and subject to the conditions of this letter agreement, (iii) Seller or the Company may assert claims solely against the Investors, under and subject to the terms and conditions of the last sentence of this Section 3 of this letter agreement, and (iv) Seller or the Company may assert claims solely against Purchaser B, in accordance with and subject to the terms and conditions of the Purchase Agreement (the claims described in clauses (i) through (iv) collectively, the “Retained Claims”). As used in this letter agreement, (x) the term “Recourse Parties” means, collectively, Purchaser B, the Investors and the other Persons against which Retained Claims may expressly be asserted pursuant to clauses (i) through (iv) of the definition of Retained Claims set forth above (and solely to the extent of such Retained Claims), and (y) the term “Non-Recourse Parties” means, collectively, (1) the Recourse Parties’ respective direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors, (2) any and all direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (3) to the extent not already included in clauses (1) or (2) of this definition of Non-Recourse Parties, SCP LP and any of its affiliates or any direct or indirect former, current or future equity holders, stockholders, members, officers, directors, employees, investment professionals, managers, management companies, general or limited partners, co-investors, controlling persons, advisors, agents, representatives, affiliates, assignees or successors of any of the foregoing, (4) any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and (5) any financial institution or other Person which provided, provides or is committed to or will provide financing in connection with the transactions contemplated by the Purchase Agreement; provided that none of the Recourse Parties (solely with respect to the Retained Claims) shall be Non-Recourse Parties. This letter agreement may only be enforced by (I) Purchaser B at the direction of the Investors, or (II) Seller or the Company, pursuant to Seller’s or the Company’s right to seek specific performance of Purchaser B’s obligation to enforce the Investors’ obligation to fund the Aggregate Commitment in accordance with the terms of this letter agreement, pursuant to, and subject to, and solely in accordance with, Section 9.14 of the Purchase Agreement and the terms and conditions set forth therein.

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4. Assignment. This letter agreement and each Investor’s commitment hereunder shall not be assignable, directly or indirectly, to any Person without the prior written consent of the Investors, and any attempted assignment without such consent shall be null and void and of no force and effect. Each Investor may assign its commitments hereunder to its affiliates or co-investors or funds or investment vehicles affiliated with such Investor; provided, however, that notwithstanding any such assignment, each Investor shall remain liable to perform all of its obligations hereunder in accordance with and subject to the terms of this letter agreement.

5. Binding Effect. (a) This letter agreement shall be binding on the Investors solely for the benefit of Purchaser B, and nothing in this letter agreement, express or implied, shall be construed to confer upon or give any Person other than Purchaser B any benefits, rights or remedies of any nature whatsoever under or by reason of, or any rights to enforce or cause Purchaser B to enforce, the Aggregate Commitment or any Maximum Investor Commitment or any provision of this letter agreement, (b) nothing set forth in this letter agreement shall be construed to confer upon or give any Person other than Purchaser B any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Purchaser B to enforce, the Aggregate Commitment or any Maximum Investor Commitment or any provisions of this letter agreement; provided, however, that, notwithstanding the foregoing in this Section 5, Seller and the Company have relied on this letter agreement and, accordingly, Seller and the Company are express third-party beneficiaries hereof and shall have the enforcement rights described in the last sentience of Section 3 hereof and no others. Purchaser B’s creditors shall have no right to enforce this letter agreement or to cause Purchaser B to enforce this letter agreement.

6. Confidentiality. This letter agreement shall be treated as strictly confidential and is being provided to Purchaser B solely in connection with the transactions contemplated by the Purchase Agreement. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document (other than the Purchase Agreement), except with the written consent of each of the Investors; provided that Purchaser B may disclose the existence and content of this letter agreement (a) to its, Seller’s or the Company’s representatives who need to know of the existence and content of this letter agreement and are informed by it in advance of the confidential nature of this letter agreement and shall be required to treat this letter agreement in accordance with the provisions of this Section 6 and to perform or to comply with the obligations of it with respect to this letter agreement as contemplated by this Section 6 and it agrees that it shall be responsible for any breach by any such representative of such obligations, (b) to the extent required by applicable law or stock exchange rule or requirement, or in connection with any securities regulatory agency filings relating to the transactions contemplated by the Purchase Agreement, (c) as reasonably necessary in connection with filings, permits, approvals and rulings to be obtained from any governmental authority, including, without limitation, the Israeli Ministry of Communication, or (d) as necessary to enforce any rights pursuant to any proceeding that may arise between the parties hereto in respect of this letter agreement.

7. Representations and Warranties. Each Investor hereby represents and warrants, on a several (not joint and several) basis as to itself only, to Purchaser B that, except as would not reasonably be expected to impair or delay such Investor’s performance of its Maximum Investor Commitment obligations hereunder in any material respect, (a) it has all power and authority to execute, deliver and perform this letter agreement, (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary action by it, (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and (d) the execution, delivery and performance by it of this letter agreement (i) do not violate its organizational documents, (ii) do not violate any law or judgment applicable to it, or (iii) would not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it is a party.

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8. Miscellaneous.

a. Counterparts. This letter agreement may be executed in multiple counterparts (including by facsimile or by PDF delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.  This letter agreement will become effective upon its acceptance by Purchaser B, as evidenced by the delivery to each of the Investors of a counterpart of this letter agreement executed by Purchaser B.

b. Amendments; Waivers. No amendment or waiver of any provision of this letter agreement will be valid and binding unless it is in writing and signed by Purchaser B and each of the Investors.

c. Entire Agreement. This letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Investors or any of their respective affiliates (other than Purchaser B), on the one hand, and Purchaser B or any of its affiliates (other than the Investors), on the other, with respect to the subject matter hereof.

d. Severability. If any term, condition or other provision of this letter agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this letter agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, (i) a suitable and equitable term or provision determined by a court of competent jurisdiction shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable under law, the intent and purpose of such invalid, illegal or unenforceable term or provision, and (ii) the remainder of this letter agreement and the application of such terms and other provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such term or provision, or the application of such term or provision, in any other jurisdiction. Notwithstanding anything in this letter agreement or otherwise to the contrary, (I) this letter agreement may not be enforced against any Investor without giving effect to the limitations represented by the Maximum Investor Commitment and the Aggregate Commitment, and (II) for the avoidance of doubt, the obligations under this letter agreement are several (and not joint and several) from the obligations of the parties to the Co-Sponsor Financing Commitment Letter thereunder, and the Investors shall not be liable or otherwise responsible for, directly or indirectly, for any breach of the Co-Sponsor Financing Commitment Letter by the parties thereto.

e. Governing Law; Submission to Jurisdiction. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Israel without giving effect to its conflict of laws principles. Any Proceeding brought with respect to this letter agreement must be brought in any court of competent jurisdiction in Tel Aviv-Jaffa, Israel and, by execution and delivery of this letter agreement, each party (i) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this letter agreement and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or Proceeding brought in such a court or that such court is an inconvenient forum.

[Remainder of page intentionally left blank.]

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Very truly yours,

[INVESTOR]

By:
Name: [●]
Title: [●]

[INVESTOR]

By:
Name: [●]
Title: [●]

[Signature Page to Financing Commitment Letter]

Accepted and Agreed:

[PURCHASER B]

By:
Name: [●]
Title: [●]

Acknowledgement of express intended third party beneficiary:

INTERNET GOLD - GOLDEN LINES LTD.

By:
Name:
Title:

B COMMUNICATIONS LTD.

By:
Name:
Title:

[Signature Page to Financing Commitment Letter]

Exhibit A

Investor	Maximum Investor Commitment (Percentage of Aggregate Commitment)
[●]	$[●] ([●]%)
[●]	$[●] ([●]%)

LIMITED GUARANTEE

Limited Guarantee, dated as of June [●], 2019 (this “Limited Guarantee”), by each of the parties listed on Exhibit A1 hereto (each, a “Guarantor” and collectively, the “Guarantors”), in favor of Internet Gold - Golden Lines Ltd. and B Communications Ltd. (collectively, the “Guaranteed Party”). Reference is made to that certain Share Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), by and among [●], a [●] ( “Purchaser A”), [●], a [●], and the Guaranteed Party. Except as otherwise specified herein, capitalized terms used herein but not otherwise defined have the respective meanings ascribed to them in the Purchase Agreement.

1. Limited Guarantee. To induce the Guaranteed Party to enter into the Purchase Agreement, each Guarantor hereby guarantees, severally and not jointly, and not jointly and severally, to the Guaranteed Party, on the terms and subject to the conditions set forth herein, payment of a portion (in accordance with the amount set forth opposite such Guarantor’s name on Exhibit A hereto) of (i) the payment obligations of Purchaser A under the Purchase Agreement, solely to the extent exist and payable following the valid termination of the Purchase Agreement, in each case, on the terms and subject to the conditions set forth in the Purchase Agreement (including Section 8.2(b) thereof) and herein (such amounts collectively, the “Guaranteed Obligations”), in an amount equal to the percentage of the Maximum Aggregate Amount (as defined below) set forth opposite such Guarantor’s name on Exhibit A hereto (such amount with respect to each Guarantor is such Guarantor’s “Maximum Guarantor Amount”); provided that (a) the maximum liability of each Guarantor hereunder shall not exceed such Guarantor’s Maximum Guarantor Amount, (b) the maximum aggregate liability of all Guarantors hereunder shall not exceed [●]2 New Israeli Shekels (NIS [●]) (the “Maximum Aggregate Amount”). It being understood and agreed that this Limited Guarantee may not be enforced without giving full and absolute effect to the Maximum Aggregate Amount and each Maximum Guarantor Amount. The Guaranteed Party hereby agrees that the Guarantors shall in no event be required to pay to any Person or Persons in the aggregate more than the Maximum Aggregate Amount (and that each Guarantor shall in no event be required to pay to any Person or Persons in the aggregate more than such Guarantor’s Maximum Guarantor Amount) under, in respect of, or in connection with this Limited Guarantee or the Purchase Agreement, and no Guarantor shall have any obligation or liability to any Person under, in respect of or in connection with this Limited Guarantee or the Purchase Agreement other than under this Guarantee as specifically and expressly set forth herein. The guarantee by the Guarantors of the Guaranteed Obligations under this Limited Guarantee may be enforced for the payment of money only. Notwithstanding anything to the contrary contained in this Limited Guarantee, in the Purchase Agreement or otherwise, the Guaranteed Party hereby agrees that to the extent Purchaser is relieved of all or any portion of its payment obligations under the Purchase Agreement by satisfaction thereof or pursuant to any other agreement with the Guaranteed Party, each Guarantor shall be similarly relieved, to such extent, of its respective obligations under this Limited Guarantee.

[1]	Note to Draft: Wholly owned and controlled by the Fuhrer Family.

[2]	Note to Draft: To be the Pro Rata Share of the applicable Guarantors of NIS 30,000,000.

2. Terms of Limited Guarantee; Recovery Claim.

(a) This Limited Guarantee is one of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantors to enforce this Limited Guarantee (solely in accordance with and subject to its terms, including the limitations contained herein), irrespective of whether any action is brought against Purchaser A or whether Purchaser A is joined in any such action or actions. Each Guarantor reserves the right, notwithstanding anything to the contrary provided herein or otherwise, to (i) set off any amount owed hereunder by such Guarantor against any payment owing by the Guaranteed Party to Purchaser A or any of the Guarantors, and (ii) assert any and all defenses which any Guarantor Purchaser A or any of their affiliates may have against payment of the Guaranteed Obligations.

(b) The liability of the Guarantors under this Limited Guarantee shall, to the fullest extent permitted under applicable Legal Requirements, be absolute and unconditional, irrespective of:

(i) any change in the corporate existence, structure or ownership of Purchaser A or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of Purchaser A;

(ii) any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, the Guaranteed Obligations, or any liability incurred directly or indirectly in respect thereof; or

(iii) the existence of any claim, set-off or other right that the Guarantors may have at any time against Purchaser A, whether in connection with any of the Guaranteed Obligations or otherwise.

Notwithstanding the foregoing or anything to the contrary in this Limited Guarantee, each of the Guarantors shall be fully released and discharged hereunder if the Guaranteed Obligations are paid in full by Purchaser A or any other Person.

3. Sole Remedy.

(a) The Guaranteed Party acknowledges and agrees that:

(i) the sole cash assets of Purchaser A are cash in a de minimis amount (if any), and that no additional funds are expected to be contributed to Purchaser A unless and until the Closing occurs;

(ii) that the Guaranteed Party is bound by and shall comply with the applicable terms and conditions of Sections 2, 3, 6 and 6 of the Equity Commitment Letter, dated as of the date hereof, by and between Purchaser A and the Guarantors (the “Equity Commitment Letter”);

(iii) the Guarantors shall not have any obligation or liability to any Person relating to, arising out of or in connection with the Purchase Agreement, this Limited Guarantee, the Equity Commitment Letter or the transactions contemplated thereby or hereby, other than as expressly set forth herein or in the Equity Commitment Letter; and

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(iv)   notwithstanding anything to the contrary in this Limited Guarantee, the Equity Commitment Letter, the Purchase Agreement or otherwise, it has no and shall have no right of recovery against the Guarantors or any of any of the Non-Recourse Parties (as defined in the Equity Commitment Letter), through any Guarantor, Purchaser A or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Purchaser A against the Guarantors or any of the Non-Recourse Parties, or otherwise, except for its rights against the Guarantors under this Limited Guarantee pursuant to the terms and subject to the conditions hereof and except for the Retained Claims (as defined in the Equity Commitment Letter).

(b) Recourse against the Guarantors under this Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and its Non-Recourse Parties against the Guarantors and their respective Non-Recourse Parties in respect of any breaches, Losses or other damages relating to, arising out of or in connection with, the Purchase Agreement or the transactions contemplated thereby, including in respect of any oral representations made or alleged to be made in connection therewith, other than any Retained Claims (as defined in the Equity Commitment Letter). The Guaranteed Party hereby unconditionally and irrevocably covenants and agrees that it shall not institute, and shall cause its Non-Recourse Party not to institute, any Proceeding or bring any other claim (whether at law, in equity, in contract, in tort or otherwise) relating to, arising out of or in connection with, the Purchase Agreement, the Equity Commitment Letter or the transactions contemplated by the Purchase Agreement or the Equity Commitment Letter, or in respect of any oral representations made or alleged to be made in connection therewith or herewith, against any Guarantor or its Non-Recourse Parties, except for claims of the Guaranteed Party against the Guarantors under this Limited Guarantee and Retained Claims (as defined in the Equity Commitment Letter).

(c) The Guaranteed Party further covenants and agrees that it shall not have the right to recover, and shall not recover, and shall not institute, directly or indirectly, and shall cause its Non-Recourse Parties not to institute, any Proceeding or bring any other claim to recover, more than the Maximum Aggregate Amount in respect of any liabilities or obligations of the Guarantors, their permitted assigns or Purchaser A, or the applicable Maximum Guarantor Amount from each Guarantor and its permitted assigns in respect of any liabilities or obligations of the Guarantors, their permitted assigns or Purchaser A, relating to, arising out of or in connection with the Purchase Agreement, this Limited Guarantee or the transactions contemplated thereby or hereby, and the Guaranteed Party shall promptly return all monies paid to it or its Non-Recourse Parties in excess of the Maximum Aggregate Amount or applicable Maximum Guarantor Amount.

(d) Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights or remedies against any Person, including the Guarantors, except as expressly and specifically set forth herein. The Guaranteed Party acknowledges that each Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3. This Section 3 shall survive termination of this Limited Guarantee in perpetuity.

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4. Representations and Warranties. Each Guarantor (on a several, and not joint and several, basis) hereby represents and warrants with respect to itself that:

(a) this Limited Guarantee is a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(b) such Guarantor has unfunded capital commitments in an amount not less than such Guarantor’s Maximum Guarantor Amount or has such other financial means at its disposal to enable such Guarantor to pay such Guarantor’s Maximum Guarantor Amount when due pursuant to this Limited Guarantee.

5. Termination. Notwithstanding anything to the contrary, this Limited Guarantee shall terminate and the Guarantors shall have no further obligation under or in connection with this Limited Guarantee as of the earliest to occur of: (i) the Closing; (ii) the payment of the Guaranteed Obligations; (iii) the thirty (30) day anniversary of the termination of the Purchase Agreement if no claim is brought hereunder in writing alleging such Guaranteed Obligations are due and owing prior to such thirty (30) day anniversary; provided that if such claim is brought, this Limited Guarantee shall not terminate with respect to the Guaranteed Obligations subject to such claim until either (x) a final resolution of such claim by a final, non-appealable judgment of a court of competent jurisdiction and payment of such Guaranteed Obligations, if applicable (or the date of such final resolution if such Guaranteed Obligations are determined by such court not to be payable), or (y) a written agreement signed by the Guarantors and the Guarantee terminating this Limited Guarantee; and (iv) the termination of this Limited Guarantee by mutual written agreement of the Guarantors and the Guaranteed Party. Upon any termination of this Limited Guarantee in accordance with and subject to the first sentence of this Section 5, no Person shall have any rights or claims against any of Purchaser A, the Guarantors or their respective Non-Recourse Parties under the Purchase Agreement, this Limited Guarantee, the Equity Commitment Letter or in respect of any oral representations made or alleged to be made in connection herewith, whether at law or equity, in contract, in tort or otherwise, and none of Purchaser A, the Guarantors or their respective Non-Recourse Parties shall have any further liability or obligation relating to or arising out of the Purchase Agreement, this Limited Guarantee or the Equity Commitment Letter, in respect of the transactions contemplated thereby or hereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith. In the event that the Guaranteed Party or any of its Non-Recourse Parties asserts, directly or indirectly, in any litigation or any other proceeding (whether at law, in equity, in contract, in tort or otherwise) (1) that the provisions of Section 1 hereof limiting the each Guarantors’ liability to the Maximum Aggregate Amount or any Guarantor’s liability to such Guarantor’s Maximum Guarantor Amount, (2) that the provisions of Section 3 hereof are illegal, invalid or unenforceable, in whole or in part, or (3) any theory of liability against any Guarantor or any of its Non-Recourse Parties with respect to the transactions contemplated by the Purchase Agreement (including in respect of any oral representations made or alleged to be made in connection therewith) other than a Retained Claim, (x) the obligations of each Guarantor under this Limited Guarantee shall terminate, ab initio, and shall be null and void, (y) if any Guarantor has previously made any payments under this Limited Guarantee, such Guarantor shall be entitled to recover such payments from the Guaranteed Party, and (z) none of Purchaser A, the Guarantors nor any of its or their respective Non-Recourse Parties shall have any liability to the Guaranteed Party or any of its Non-Recourse Parties with respect to the transactions contemplated by the Purchase Agreement, the Equity Commitment Letter or this Limited Guarantee (including in respect of any oral representations made or alleged to be made in connection therewith or herewith) any other agreement or instrument delivered in connection with any of the foregoing or the transactions contemplated hereby or thereby.

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6. Continuing Guarantee. Except to the extent terminated pursuant to the provisions of Section 5 of this Limited Guarantee, this Limited Guarantee is a continuing one and shall remain in full force and effect until the payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantors, their successors and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guarantee constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Purchaser A and the Guarantors or any of their Non-Recourse Parties, on the one hand, and the Guaranteed Party or any of its Non-Recourse Parties, on the other hand. Except as provided in this Limited Guarantee, no representation or warranty has been made or relied upon by any of the parties to this Limited Guarantee with respect to this Limited Guarantee or the transactions contemplated hereby.

8. Amendments and Waivers. No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by each of the Guarantors and the Guaranteed Party or, in the case of a waiver, by the party or each of the parties against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power, or remedy under this Limited Guarantee will operate as a waiver thereof.

9. Counterparts. This Limited Guarantee may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Limited Guarantee will become effective when duly executed by each party hereto. A signature hereto sent or delivered by facsimile or other electronic transmission shall be as legally binding and enforceable as a signed original for all purposes.

10. Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier for next day delivery, then such communication shall be deemed duly given and made the next Business Day after being sent (or if sent by two day delivery, two (2) Business Days after being sent); (c) if sent by facsimile or email transmission before 5:00 p.m. (addressee’s local time) on any Business Day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile or email transmission on a day other than a Business Day and receipt is confirmed, or if sent after 5:00 p.m. (addressee’s local time) on any Business Day and receipt is confirmed, then such communication shall be deemed duly given and made on the Business Day following the date on which receipt is confirmed; and (e) if otherwise actually Personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative; provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement.

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If to any Guarantor, to:

c/o [●]
[●]
[●]
Attention:	[●]
Facsimile:	[●]
Email:	[●]

with a copy (which shall not constitute notice) to:

Herzog Fox & Neeman
Asia House, 4 Weizmann St.,
Tel Aviv 6423904, Israel
Attention: Niv Sivan
Telephone No.: +972-3-6927442
E-mail: sivann@hfn.co.il

If to the Guaranteed Party, to:

[●]

with a copy (which shall not constitute notice) to:

[●]
[●]
[●]
Attention:	[●]
Fax:	[●]
Email:	[●]

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.

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11. No Assignment. This Limited Guarantee and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Limited Guarantee nor any of the rights, interests or obligations hereunder may be assigned (by operation of law or otherwise) or delegated by either the Guarantors or the Guaranteed Party to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by any Guarantor) or each of the Guarantors (in the case of an assignment by the Guaranteed Party) and any purported assignment without such consent shall be null and void and of no force and effect.

12. No Third Party Beneficiaries. This Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except that each Non-Recourse Party of any Guarantor shall be considered a third party beneficiary of the provisions of Section 3 and Section 5 hereof.

13. Severability. Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving full and absolute effect to the limitation of the amount payable by the Guarantors hereunder to the Maximum Aggregate Amount and by each Guarantor to its Maximum Guarantor Amount provided in Section 1 hereof and to the provisions of Section 3 hereof.

14. Interpretation. The headings and titles contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof. The parties have participated jointly in negotiating and drafting this Limited Guarantee. If an ambiguity or a question of intent or interpretation arises, this Limited Guarantee shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Limited Guarantee.

15. Governing Law; Forum. This Limited Guarantee shall be governed by, and construed in accordance with, the laws of the State of Israel without giving effect to its conflict of laws principles. Any Proceeding brought with respect to this Limited Guarantee must be brought in any court of competent jurisdiction in Tel Aviv-Jaffa, Israel and, by execution and delivery of this Limited Guarantee, each party (i) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Limited Guarantee and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or Proceeding brought in such a court or that such court is an inconvenient forum

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

Guarantors:

[●]
By:

By:
Name:
Title:

[●]

By:	[●]

By:
Name:
Title:

A-1

Accepted and Agreed,

INTERNET GOLD - GOLDEN LINES LTD.

By:
Name:
Title:

B COMMUNICATIONS LTD.

By:
Name:
Title:

A-2

Exhibit A

Guarantor	Maximum Guarantor Amount (% of Maximum Aggregate Amount)
[●]	$[●] ([●]%)
[●]	$[●] ([●]%)
Total	$[●] (100.0000%)

A-3

LIMITED GUARANTEE

Limited Guarantee, dated as of June [●], 2019 (this “Limited Guarantee”), by each of the parties listed on Exhibit A1 hereto (each, a “Guarantor” and collectively, the “Guarantors”), in favor of Internet Gold - Golden Lines Ltd. and B Communications Ltd. (collectively, the “Guaranteed Party”). Reference is made to that certain Share Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), by and among [●], a [●] ( “Purchaser A”), [●], a [●], and the Guaranteed Party. Except as otherwise specified herein, capitalized terms used herein but not otherwise defined have the respective meanings ascribed to them in the Purchase Agreement.

1. Limited Guarantee. To induce the Guaranteed Party to enter into the Purchase Agreement, each Guarantor hereby guarantees, severally and not jointly, and not jointly and severally, to the Guaranteed Party, on the terms and subject to the conditions set forth herein, payment of a portion (in accordance with the amount set forth opposite such Guarantor’s name on Exhibit A hereto) of (i) the payment obligations of Purchaser A under the Purchase Agreement, solely to the extent exist and payable following the valid termination of the Purchase Agreement, in each case, on the terms and subject to the conditions set forth in the Purchase Agreement (including Section 8.2(b) thereof) and herein (such amounts collectively, the “Guaranteed Obligations”), in an amount equal to the percentage of the Maximum Aggregate Amount (as defined below) set forth opposite such Guarantor’s name on Exhibit A hereto (such amount with respect to each Guarantor is such Guarantor’s “Maximum Guarantor Amount”); provided that (a) the maximum liability of each Guarantor hereunder shall not exceed such Guarantor’s Maximum Guarantor Amount, (b) the maximum aggregate liability of all Guarantors hereunder shall not exceed [●]2 New Israeli Shekels (NIS [●]) (the “Maximum Aggregate Amount”). It being understood and agreed that this Limited Guarantee may not be enforced without giving full and absolute effect to the Maximum Aggregate Amount and each Maximum Guarantor Amount. The Guaranteed Party hereby agrees that the Guarantors shall in no event be required to pay to any Person or Persons in the aggregate more than the Maximum Aggregate Amount (and that each Guarantor shall in no event be required to pay to any Person or Persons in the aggregate more than such Guarantor’s Maximum Guarantor Amount) under, in respect of, or in connection with this Limited Guarantee or the Purchase Agreement, and no Guarantor shall have any obligation or liability to any Person under, in respect of or in connection with this Limited Guarantee or the Purchase Agreement other than under this Guarantee as specifically and expressly set forth herein. The guarantee by the Guarantors of the Guaranteed Obligations under this Limited Guarantee may be enforced for the payment of money only. Notwithstanding anything to the contrary contained in this Limited Guarantee, in the Purchase Agreement or otherwise, the Guaranteed Party hereby agrees that to the extent Purchaser is relieved of all or any portion of its payment obligations under the Purchase Agreement by satisfaction thereof or pursuant to any other agreement with the Guaranteed Party, each Guarantor shall be similarly relieved, to such extent, of its respective obligations under this Limited Guarantee.

[1]	Note to Draft: Searchlight Funds.

[2]	Note to Draft: To be the Pro Rata Share of the applicable Guarantors of NIS 30,000,000.

2. Terms of Limited Guarantee; Recovery Claim.

(a) This Limited Guarantee is one of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantors to enforce this Limited Guarantee (solely in accordance with and subject to its terms, including the limitations contained herein), irrespective of whether any action is brought against Purchaser A or whether Purchaser A is joined in any such action or actions. Each Guarantor reserves the right, notwithstanding anything to the contrary provided herein or otherwise, to (i) set off any amount owed hereunder by such Guarantor against any payment owing by the Guaranteed Party to Purchaser A or any of the Guarantors, and (ii) assert any and all defenses which any Guarantor Purchaser A or any of their affiliates may have against payment of the Guaranteed Obligations.

(b) The liability of the Guarantors under this Limited Guarantee shall, to the fullest extent permitted under applicable Legal Requirements, be absolute and unconditional, irrespective of:

(i) any change in the corporate existence, structure or ownership of Purchaser A or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of Purchaser A;

(ii) any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, the Guaranteed Obligations, or any liability incurred directly or indirectly in respect thereof; or

(iii) the existence of any claim, set-off or other right that the Guarantors may have at any time against Purchaser A, whether in connection with any of the Guaranteed Obligations or otherwise.

Notwithstanding the foregoing or anything to the contrary in this Limited Guarantee, each of the Guarantors shall be fully released and discharged hereunder if the Guaranteed Obligations are paid in full by Purchaser A or any other Person.

3. Sole Remedy.

(a) The Guaranteed Party acknowledges and agrees that:

(i) the sole cash assets of Purchaser A are cash in a de minimis amount (if any), and that no additional funds are expected to be contributed to Purchaser A unless and until the Closing occurs;

(ii) that the Guaranteed Party is bound by and shall comply with the applicable terms and conditions of Sections 2, 3, 6 and 6 of the Equity Commitment Letter, dated as of the date hereof, by and between Purchaser A and the Guarantors (the “Equity Commitment Letter”);

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(iii) the Guarantors shall not have any obligation or liability to any Person relating to, arising out of or in connection with the Purchase Agreement, this Limited Guarantee, the Equity Commitment Letter or the transactions contemplated thereby or hereby, other than as expressly set forth herein or in the Equity Commitment Letter; and

(iv) notwithstanding anything to the contrary in this Limited Guarantee, the Equity Commitment Letter, the Purchase Agreement or otherwise, it has no and shall have no right of recovery against the Guarantors or any of any of the Non-Recourse Parties (as defined in the Equity Commitment Letter), through any Guarantor, Purchaser A or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Purchaser A against the Guarantors or any of the Non-Recourse Parties, or otherwise, except for its rights against the Guarantors under this Limited Guarantee pursuant to the terms and subject to the conditions hereof and except for the Retained Claims (as defined in the Equity Commitment Letter).

(b) Recourse against the Guarantors under this Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and its Non-Recourse Parties against the Guarantors and their respective Non-Recourse Parties in respect of any breaches, Losses or other damages relating to, arising out of or in connection with, the Purchase Agreement or the transactions contemplated thereby, including in respect of any oral representations made or alleged to be made in connection therewith, other than any Retained Claims (as defined in the Equity Commitment Letter). The Guaranteed Party hereby unconditionally and irrevocably covenants and agrees that it shall not institute, and shall cause its Non-Recourse Party not to institute, any Proceeding or bring any other claim (whether at law, in equity, in contract, in tort or otherwise) relating to, arising out of or in connection with, the Purchase Agreement, the Equity Commitment Letter or the transactions contemplated by the Purchase Agreement or the Equity Commitment Letter, or in respect of any oral representations made or alleged to be made in connection therewith or herewith, against any Guarantor or its Non-Recourse Parties, except for claims of the Guaranteed Party against the Guarantors under this Limited Guarantee and Retained Claims (as defined in the Equity Commitment Letter).

(c) The Guaranteed Party further covenants and agrees that it shall not have the right to recover, and shall not recover, and shall not institute, directly or indirectly, and shall cause its Non-Recourse Parties not to institute, any Proceeding or bring any other claim to recover, more than the Maximum Aggregate Amount in respect of any liabilities or obligations of the Guarantors, their permitted assigns or Purchaser A, or the applicable Maximum Guarantor Amount from each Guarantor and its permitted assigns in respect of any liabilities or obligations of the Guarantors, their permitted assigns or Purchaser A, relating to, arising out of or in connection with the Purchase Agreement, this Limited Guarantee or the transactions contemplated thereby or hereby, and the Guaranteed Party shall promptly return all monies paid to it or its Non-Recourse Parties in excess of the Maximum Aggregate Amount or applicable Maximum Guarantor Amount.

(d) Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights or remedies against any Person, including the Guarantors, except as expressly and specifically set forth herein. The Guaranteed Party acknowledges that each Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3. This Section 3 shall survive termination of this Limited Guarantee in perpetuity.

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4. Representations and Warranties. Each Guarantor (on a several, and not joint and several, basis) hereby represents and warrants with respect to itself that:

(a) this Limited Guarantee is a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Legal Requirements of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(b) such Guarantor has unfunded capital commitments in an amount not less than such Guarantor’s Maximum Guarantor Amount or has such other financial means at its disposal to enable such Guarantor to pay such Guarantor’s Maximum Guarantor Amount when due pursuant to this Limited Guarantee.

5. Termination. Notwithstanding anything to the contrary, this Limited Guarantee shall terminate and the Guarantors shall have no further obligation under or in connection with this Limited Guarantee as of the earliest to occur of: (i) the Closing; (ii) the payment of the Guaranteed Obligations; (iii) the thirty (30) day anniversary of the termination of the Purchase Agreement if no claim is brought hereunder in writing alleging such Guaranteed Obligations are due and owing prior to such thirty (30) day anniversary; provided that if such claim is brought, this Limited Guarantee shall not terminate with respect to the Guaranteed Obligations subject to such claim until either (x) a final resolution of such claim by a final, non-appealable judgment of a court of competent jurisdiction and payment of such Guaranteed Obligations, if applicable (or the date of such final resolution if such Guaranteed Obligations are determined by such court not to be payable), or (y) a written agreement signed by the Guarantors and the Guarantee terminating this Limited Guarantee; and (iv) the termination of this Limited Guarantee by mutual written agreement of the Guarantors and the Guaranteed Party. Upon any termination of this Limited Guarantee in accordance with and subject to the first sentence of this Section 5, no Person shall have any rights or claims against any of Purchaser A, the Guarantors or their respective Non-Recourse Parties under the Purchase Agreement, this Limited Guarantee, the Equity Commitment Letter or in respect of any oral representations made or alleged to be made in connection herewith, whether at law or equity, in contract, in tort or otherwise, and none of Purchaser A, the Guarantors or their respective Non-Recourse Parties shall have any further liability or obligation relating to or arising out of the Purchase Agreement, this Limited Guarantee or the Equity Commitment Letter, in respect of the transactions contemplated thereby or hereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith. In the event that the Guaranteed Party or any of its Non-Recourse Parties asserts, directly or indirectly, in any litigation or any other proceeding (whether at law, in equity, in contract, in tort or otherwise) (1) that the provisions of Section 1 hereof limiting the each Guarantors’ liability to the Maximum Aggregate Amount or any Guarantor’s liability to such Guarantor’s Maximum Guarantor Amount, (2) that the provisions of Section 3 hereof are illegal, invalid or unenforceable, in whole or in part, or (3) any theory of liability against any Guarantor or any of its Non-Recourse Parties with respect to the transactions contemplated by the Purchase Agreement (including in respect of any oral representations made or alleged to be made in connection therewith) other than a Retained Claim, (x) the obligations of each Guarantor under this Limited Guarantee shall terminate, ab initio, and shall be null and void, (y) if any Guarantor has previously made any payments under this Limited Guarantee, such Guarantor shall be entitled to recover such payments from the Guaranteed Party, and (z) none of Purchaser A, the Guarantors nor any of its or their respective Non-Recourse Parties shall have any liability to the Guaranteed Party or any of its Non-Recourse Parties with respect to the transactions contemplated by the Purchase Agreement, the Equity Commitment Letter or this Limited Guarantee (including in respect of any oral representations made or alleged to be made in connection therewith or herewith) any other agreement or instrument delivered in connection with any of the foregoing or the transactions contemplated hereby or thereby.

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6. Continuing Guarantee. Except to the extent terminated pursuant to the provisions of Section 5 of this Limited Guarantee, this Limited Guarantee is a continuing one and shall remain in full force and effect until the payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantors, their successors and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guarantee constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Purchaser A and the Guarantors or any of their Non-Recourse Parties, on the one hand, and the Guaranteed Party or any of its Non-Recourse Parties, on the other hand. Except as provided in this Limited Guarantee, no representation or warranty has been made or relied upon by any of the parties to this Limited Guarantee with respect to this Limited Guarantee or the transactions contemplated hereby.

8. Amendments and Waivers. No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by each of the Guarantors and the Guaranteed Party or, in the case of a waiver, by the party or each of the parties against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power, or remedy under this Limited Guarantee will operate as a waiver thereof.

9. Counterparts. This Limited Guarantee may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Limited Guarantee will become effective when duly executed by each party hereto. A signature hereto sent or delivered by facsimile or other electronic transmission shall be as legally binding and enforceable as a signed original for all purposes.

10. Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier for next day delivery, then such communication shall be deemed duly given and made the next Business Day after being sent (or if sent by two day delivery, two (2) Business Days after being sent); (c) if sent by facsimile or email transmission before 5:00 p.m. (addressee’s local time) on any Business Day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile or email transmission on a day other than a Business Day and receipt is confirmed, or if sent after 5:00 p.m. (addressee’s local time) on any Business Day and receipt is confirmed, then such communication shall be deemed duly given and made on the Business Day following the date on which receipt is confirmed; and (e) if otherwise actually Personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative; provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement.

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If to any Guarantor, to:

c/o Searchlight Capital Partners, L.P.
745 Fifth Avenue, 27th Floor
New York, New York 10151
Attention:	[●]
Facsimile:	[●]
Email:	[●]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022-4834
Attention: David A. Kurzweil; Eyal N. Orgad
Email: david.kurzweil@lw.com; eyal.orgad@lw.com

If to the Guaranteed Party, to:

[●]

with a copy (which shall not constitute notice) to:

[●]
[●]
[●]
Attention:	[●]
Fax:	[●]
Email:	[●]

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.

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11. No Assignment. This Limited Guarantee and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Limited Guarantee nor any of the rights, interests or obligations hereunder may be assigned (by operation of law or otherwise) or delegated by either the Guarantors or the Guaranteed Party to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by any Guarantor) or each of the Guarantors (in the case of an assignment by the Guaranteed Party) and any purported assignment without such consent shall be null and void and of no force and effect.

12. No Third Party Beneficiaries. This Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except that each Non-Recourse Party of any Guarantor shall be considered a third party beneficiary of the provisions of Section 3 and Section 5 hereof.

13. Severability. Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving full and absolute effect to the limitation of the amount payable by the Guarantors hereunder to the Maximum Aggregate Amount and by each Guarantor to its Maximum Guarantor Amount provided in Section 1 hereof and to the provisions of Section 3 hereof.

14. Interpretation. The headings and titles contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof. The parties have participated jointly in negotiating and drafting this Limited Guarantee. If an ambiguity or a question of intent or interpretation arises, this Limited Guarantee shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Limited Guarantee.

15. Governing Law; Forum. This Limited Guarantee shall be governed by, and construed in accordance with, the laws of the State of Israel without giving effect to its conflict of laws principles. Any Proceeding brought with respect to this Limited Guarantee must be brought in any court of competent jurisdiction in Tel Aviv-Jaffa, Israel and, by execution and delivery of this Limited Guarantee, each party (i) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Limited Guarantee and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or Proceeding brought in such a court or that such court is an inconvenient forum

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

Guarantors:

[●]
By:

By:
Name:
Title:

[●] By: [●]

By:
Name:
Title:

Accepted and Agreed,

INTERNET GOLD - GOLDEN LINES LTD.

By:
Name:
Title:

B COMMUNICATIONS LTD.

By:
Name:
Title:

Exhibit A

Guarantor	Maximum Guarantor Amount (% of Maximum Aggregate Amount)
[●]	$[●] ([●]%)
[●]	$[●] ([●]%)
Total	$[●] (100.0000%)

בי קומיוניקיישנס בע"מ - שטר נאמנות מתוקן לאגרות חוב (סדרה ג')

תוכן עניינים
מספר סידורי	נושא	מספר עמוד
1.	מבוא, פרשנות והגדרות	2
2.	כללי	6
3.	הנפקת אגרות החוב	7
4.	רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור	9
5.	התחייבויות החברה	9
6.	בטחונות	13
7.	[נמחק]	22
8.	דרגת עדיפות	22
9.	זכות להעמדה לפירעון מיידי ו/או מימוש בטוחות	22
10.	תביעות והליכים בידי הנאמן	25
11.	נאמנות על התקבולים	25
12.	סמכות לדרוש מימון	26
13.	סמכות לעכב חלוקת כספים	26
14.	הודעה על חלוקה, הימנעות מתשלום מסיבה שאינה תלויה בחברה והפקדה אצל הנאמן	26
15.	קבלה מאת מחזיקי אגרות החוב ומאת הנאמן	27
16.	הצגת אגרת חוב לנאמן ורישום בקשר עם תשלום חלקי	27
17.	השקעת כספים	27
18.	התחייבויות החברה כלפי הנאמן	27
19.	התחייבויות נוספות	28
20.	דיווח על ידי הנאמן	29
21.	שכר הנאמן	29
22.	סמכויות הנאמן	30
23.	סמכות הנאמן להעסיק שלוחים	31
24.	שיפוי לנאמן	31
25.	הודעות	33
26.	שינויים בתנאי אגרות החוב ושטר הנאמנות המתוקן	33
27.	מרשם מחזיקי אגרות החוב	34
28.	תעודות ופיצול תעודות	34
29.	דיווח לנאמן	34
30.	באי כוח	35
31.	תחולת חוק ניירות ערך	35
32.	אסיפות של מחזיקי אגרות החוב	35
33.	[נמחק]	35
34.	כללי	35
35.	אחריות הנאמן	35
36.	הסכמים אחרים	35
37.	מענים	35
38.	דין חל וסמכות שיפוט	36
39.	הסמכה לדיווח במגנ"א	36

שטר נאמנות מתוקן

לאגרות חוב (סדרה ג')

מיום [*] ב[*] 2019

ב י ן:

בי קומיוניקיישנס בע"מ

מרחוב דב פרידמן 2, רמת גן

טלפון: 03-9240000

פקס: 03-7530075

(להלן: "החברה")

מצד אחד

ל ב י ן:

רזניק פז נבו נאמנויות בע"מ

מס' חברה 51-368347-4

מרחוב יד חרוצים 14, תל אביב

(להלן: "הנאמן")

מצד שני

הואיל	וביום 28 באוגוסט 2016 אישר דירקטוריון החברה פרסום תשקיף מדף (להלן: "התשקיף" או "תשקיף המדף") לפיו החברה עשויה להנפיק במסגרת דוחות הצעת מדף, בין היתר, אגרות חוב (סדרה ג') שאינן המירות למניות החברה (להלן: "אגרות החוב");
והואיל	ובין הנאמן לבין החברה נחתם ביום 14 בספטמבר 2016 שטר נאמנות בקשר עם אגרות החוב (סדרה ג') של החברה (להלן: "שטר הנאמנות המקורי") אותן היא הנפיקה לראשונה על פי דוח הצעת המדף שפרסמה החברה ביום 15 בספטמבר 2016 מכוח תשקיף מדף של החברה אשר פורסם באוגוסט 2016;
והואיל	וביום [*] אושר הסדר החברה (כהגדרתו להלן), במסגרתו הוחלט על החלפת שטר הנאמנות המקורי בשטר נאמנות מתוקן זה.
והואיל	וברצון הצדדים להסדיר את תנאי אגרות החוב (סדרה ג') בשטר נאמנות מתוקן זה באופן בו יחליף שטר נאמנות מתוקן זה את שטר הנאמנות המקורי באופן ששטר נאמנות מתוקן זה יחול לגבי אגרות החוב (סדרה ג') בלבד, ותעודת אגרת החוב מכוח שטר הנאמנות המקורי תוחלף בתעודת אגרת החוב המצורפת לשטר נאמנות מתוקן זה;
והואיל	והנאמן הנו חברה מוגבלת במניות שנתאגדה בישראל כדין אשר מטרתה הינה עיסוק בנאמנויות;
והואיל	והנאמן מצהיר כי אין מניעה על פי החוק (כהגדרתו להלן) או כל דין אחר, להתקשרותו עם החברה על פי שטר נאמנות מתוקן זה לרבות ביחס לניגודי עניינים המונעים את התקשרותו עם החברה כאמור, וכי הוא עונה על הדרישות ותנאי הכשירות הקבועים בחוק (כהגדרתו להלן), לשמש כנאמן על פי שטר נאמנות מתוקן זה;
והואיל	ולנאמן אין כל עניין מהותי בחברה ולחברה אין כל עניין אישי בנאמן;
והואיל	והחברה מצהירה כי אין מניעה על פי כל דין ו/או הסכם להנפיק את אגרות החוב, להתקשרות עם הנאמן על פי שטר נאמנות מתוקן זה;
והואיל	והנאמן הסכים לחתום על שטר נאמנות מתוקן זה, אשר ייכנס לתוקפו במועד הסגירה, ולהמשיך ולפעול כנאמן של מחזיקי אגרות החוב;

לפיכך הוסכם, הוצהר והותנה בין הצדדים כדלקמן:

1.	מבוא, פרשנות והגדרות

1.1.	המבוא לשטר נאמנות מתוקן זה והנספחים הרצופים לו מהווים חלק ובלתי נפרד הימנו.

1.2.	חלוקת שטר נאמנות מתוקן זה לסעיפים וכן מתן כותרות לסעיפים, נעשו מטעמי נוחות וכמראי מקום בלבד, ואין להשתמש בהם לשם פרשנות.

1.3.	כל האמור בשטר מתוקן זה בלשון רבים אף יחיד במשמע וכן להפך, כל האמור במין זכר אף מין נקבה במשמע וכן להפך, וכל האמור באדם אף תאגיד במשמע, והכל כשאין בשטר מתוקן זה הוראה אחרת מפורשת ו/או משתמעת ו/או אם תוכן הדברים או הקשרם אינו מחייב אחרת.

1.4.	בכל מקרה של סתירה בין שטר נאמנות מתוקן זה למסמכים הנלווים לו, יגברו הוראות שטר נאמנות מתוקן זה וזאת בכפוף לתקנון הבורסה והנחיותיה.

1.5.	בשטר נאמנות מתוקן זה תהיה לביטויים הבאים המשמעות שלצדם, אלא אם משתמעת כוונה אחרת מתוכן הדברים או הקשרם:

"החברה" -	בי קומיוניקיישנס בע"מ;
"בזק" -	בזק החברה הישראלית לתקשורת בע"מ, ח.צ 520031931;
"שטר מתוקן זה" או "שטר הנאמנות המתוקן" -	שטר נאמנות מתוקן זה והתיקונים לו, ככל שיהיו, לרבות התוספות והנספחים המצורפים אליו ומהווים חלק בלתי נפרד הימנו;
"הנאמן" -	הנאמן הנזכר בראש שטר מתוקן זה ו/או כל מי שיכהן מדי פעם בפעם כנאמן של מחזיקי אגרות החוב לפי שטר מתוקן זה;
"חברה מוחזקת" -	כהגדרתה המונח בתקנות ניירות ערך (דוחות כספיים שנתיים), התש"ע-2010;
"חוק החברות" -	חוק החברות, תשנ"ט-1999 והתקנות שהותקנו מכוחו כפי שיהיו מעת לעת;
"החוק" או "חוק ניירות ערך" -	חוק ניירות ערך, התשכ"ח-1968 והתקנות שהותקנו מכוחו כפי שיהיו מעת לעת;
"מרשם" -	מרשם מחזיקי אגרות החוב כקבוע בסעיף 35ח2 לחוק וכאמור בסעיף 26 לשטר מתוקן זה;
"בורסה" -	הבורסה לניירות ערך בתל אביב בע"מ;
"קרן" -	סך הערך הנקוב של אגרות החוב מסדרה ג';
"החלטה רגילה" -

החלטה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב בה נכחו, בעצמם או על ידי באי כוחם, מחזיקים באגרות החוב שלהם לפחות עשרים וחמישה אחוזים (25%) מיתרת הערך הנקוב של אגרות החוב (סדרה ג') שבמחזור, או באסיפה נדחית של אסיפה זו, שנכחו בה כל מספר משתתפים שהוא, ואשר נתקבלה (בין באסיפה המקורית ובין באסיפה הנדחית) ברוב רגיל של מספר הקולות המשתתפים בהצבעה, מבלי להביא בחשבון את קולות הנמנעים;

"החלטה מיוחדת" -	החלטה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב, בה נכחו, בעצמם או על ידי באי כוחם, מחזיקים באגרות החוב שלהם לפחות חמישים אחוזים (50%) מיתרת הערך הנקוב של אגרות החוב (סדרה ג') שבמחזור, או באסיפה נדחית של אסיפה זו, שנכחו בה מחזיקים בעשרים אחוזים (20%) לפחות מן היתרה האמורה, ואשר נתקבלה (בין באסיפה המקורית ובין באסיפה הנדחית) ברוב של המחזיקים בשני שלישים לפחות מיתרת הערך הנקוב של אגרות החוב המיוצג בהצבעה, למעט הנמענים שלא יבואו במניין קולות המצביעים;

"החברה לרישומים" -	החברה לרישומים של בנק הפועלים בע"מ, או חברה לרישומים שתבוא בנעליה על פי שיקול דעתה הבלעדי של החברה, ובלבד שכל ניירות הערך של החברה יהיו רשומים על שם אותה חברה לרישומים;
"סדרת אגרות החוב" או "סדרה ג'" או "אגרות החוב" -

סדרת אגרות חוב, המכונה סדרה ג' של אגרות חוב של החברה, רשומות על שם, אשר הונפקו על ידי החברה, ושתנאיהן הינם בהתאם לתעודת אגרות החוב המתוקנות של סדרה ג', ואגרות החוב (סדרה ג') אשר תונפקנה מעת לעת על ידי החברה לפי שיקול דעתה הבלעדי;

"אגרות החוב (סדרה ד')"	אגרות חוב (סדרה ד') אשר הונפקו על ידי החברה במועד הסגירה בהיקף כולל של 58 מיליון ₪ ע.נ;
"נאמן אגרות החוב (סדרה ד')"	רזניק פז נבו נאמנויות בע"מ או מי שישמש מעת לעת כנאמן אגרות החוב (סדרה ד');
"מחזיקי אגרות החוב" ו/או "בעלי אגרות החוב" ו/או "המחזיקים" -	כהגדרת המונחים "מחזיק" "מחזיק בתעודות התחייבות" בחוק ניירות ערך;
"יום מסחר" -	כל יום בו מתבצעות עסקאות בבורסה לניירות ערך בתל אביב בע"מ;
"מסלקת הבורסה" -	מסלקת הבורסה לניירות ערך בתל-אביב בע"מ;
"בי תקשורת" -

בי תקשורת (אס פי2) בע"מ, ח.פ 514405398, חברה בת בבעלות מלאה של החברה (באמצעות בי תקשורת (אס פי1) בע"מ ח.פ 514405414, (להלן: "בי תקשורת 1") המצויה בבעלות מלאה ישירה של החברה ומחזיקה במישרין בבעלות מלאה של בי תקשורת).;

"הסדר החברה"	תוכנית הסדר החוב בין החברה לבין מחזיקי אגרות החוב (סדרה ב') ו- (סדרה ג') שהנפיקה החברה;
"הסדר אינטרנט זהב"	תוכנית הסדר החוב בין אינטרט גולד – קווי זהב בע"מ לבין נושיה;
"ההסדר הכולל"	הסדר החברה והסדר אינטרנט זהב אשר אושרו על ידי בית המשפט המחוזי בתל אביב (תיק פר"ק _____) ביום ___;[1]

[1]	ההגדרות בנוגע להסדרים יותאמו בהתאם להסדר/הסדרים שיהיו בבי קום ואינטרנט זהב והמצב בפועל.

"מועד הסגירה"	המועד בו התקיימו כל התנאים לביצוע הסדר החברה, בהתאם למפורט בסעיף __ להסדר החברה, עליו תודיע החברה בדיווח מיידי בתוך יום עסקים אחד ממועד התקיימות התנאים כאמור;[2]
"רישיון בזק" -	הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק, בהתאם לחוק התקשורת (בזק ושידורים), תשמ״ב-1982 (להלן: "חוק התקשורת");
"מועד בדיקה"	31 במרץ, 30 ביוני, 30 בספטמבר או 31 בדצמבר, לפי העניין, של שנה כלשהי, ואם מועד כאמור אינו יום מסחר – יום המסחר האחרון שקדם למועד האמור;
"שווי מניות בזק"	שווי כלל מניות בזק שבבעלות החברה, במישרין או בעקיפין, על פי ממוצע שער נעילה מתואם ב- 90 הימים שמסתיימים במועד הבדיקה הרלוונטי;
"LTV"

היחס שבין: (1) יתרת כלל חובות החברה בניכוי מזומנים ושווי מזומנים של החברה בתאגידים בנקאיים ומוסדות פיננסיים מוכרים (כולל כאלה שהם מוגבלים או משועבדים וערבויות בנקאיות להבטחת חובות) במועד הבדיקה הרלוונטי לבין (2) לבין שווי מניות בזק באותו מועד בדיקה;

"יתרת החוב נטו"

יתרת חוב ביחס לאגרות החוב (סדרה ג') ולאגרות החוב (סדרה ד') נכון למועד מסוים (להלן: "מועד בדיקה החובות"), תחושב כיתרת קרן אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין, בצירוף ריבית שנצברה בגין אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין נכון למועד בדיקת החובות ובניכוי כל סכום במזומן המוחזק בידי הנאמן או נאמן אגרות החוב (סדרה ד'), לפי העניין, לא כולל סכומים המצויים במועד בדיקת החובות בחשבון המניות המשועבדות, ככל שקיימים;

"הנכסים המשועבדים"	מניות בזק המשועבדות ומניות ההטבה וחשבון המניות המשועבדות (כהגדרת מונחים אלו בסעיף 6.1 לשטר הנאמנות המתוקן), כולם או חלקם;

[2]	במסגרת הסדר החברה יקבע מנגנון מפורט שאלו עקרונותיו: (א) החברה תבצע תשלום על חשבון ריבית אגרות החוב (סדרה ג') אשר נצברה עד למועד הסגירה ואשר טרם שולמה (ולמען הסר ספק, למעט בגין אגרות החוב המפורטות בס"ק ד להלן); (ב) החברה תפרע 614,000,000 ש"ח ע.נ אגרות חוב (סדרה ג') (ולמען הסר ספק, למעט בגין אגרות החוב המפורטות בס"ק ד להלן); (ג) החברה תקצה את אגרות החוב (סדרה ד') לכל מחזיקי אגרות החוב (סדרה ג') (ולמען הסר ספק, למעט למחזיקי אגרות החוב המפורטות בס"ק ד להלן) (בד בבד עם מחיקת סכום זהה של 58,000,000 ש"ח ע.נ. מקרן אגרות החוב (סדרה ג'); (ד) החברה תקצה לחברת אינטרנט גולד – קווי זהב בע"מ אגרות חוב (סדרה ג') בכמות של 310,000,000 ע.נ., בדרך של הרחבת סדרה; (ה) החברה תציע להנפיק את אגרות החוב (סדרה ה') לכל מחזיקי אגרות החוב (סדרה ג') כמפורט בסעיף 3.3 לשטר הנאמנות המתוקן. מובהר כי התשלומים המפורטים בס"ק (א) ו- (ב) לעיל יבוצעו רק עבור למי שהיו רשומים, במועד הסגירה כמחזיקי אגרות החוב (סדרה ג'). מודגש כי הערת שוליים זו נכללה בשטר הנאמנות המתוקן לצורך הגילוי ותוסר ממנו ותועבר למסמך ההסדר בטרם יכנס שטר נאמנות מתוקן זה לתוקפו.

2.	כללי

2.1.	מינוי הנאמן

2.1.1.	החברה ממנה בזאת את הנאמן כנאמן ראשון עבור מחזיקי אגרות החוב (סדרה ג') מכח הוראות פרק ה'1 לחוק ניירות ערך לרבות זכאים לתשלומים מכח אגרות החוב אשר לא שולמו לאחר שהגיע מועד תשלומם.

2.1.2.	היה והנאמן יוחלף בנאמן אחר, בכפוף לאישור השעבוד, יהיה הנאמן האחר נאמן עבור מחזיקי אגרות החוב מכוח הוראות פרק ה'1 לחוק ניירות ערך לרבות עבור זכאים לתשלומים מכוח אגרות החוב אשר לא שולמו לאחר שהגיע מועד תשלומם.

2.1.3.	כניסה לתוקף של הכהונה:

הנאמנות למחזיקי אגרות החוב ותפקידי הנאמן לפי תנאי שטר נאמנות מתוקן זה יכנסו לתוקפם במועד הקצאת אגרות חוב מכוח שטר מתוקן זה על ידי החברה.

2.2.	תקופת הכהונה; פקיעת כהונה; התפטרות; פיטורין

2.2.1.	הנאמן הראשון יכהן החל מהמועד האמור בסעיף 2.1 לעיל וכהונתו תסתיים במועד כינוסה של אסיפת מחזיקים (להלן: "אסיפת המינוי הראשונה"), שיכנס הנאמן לא יאוחר מתום 14 ימים ממועד הגשת הדוח השנתי על ענייני הנאמנות לפי סעיף 35ח1(א) לחוק. ככל שאסיפת המינוי הראשונה (ברוב רגיל) אישרה את המשך כהונת הנאמן הראשון ימשיך זה לכהן כנאמן עד לתום תקופת המינוי הנוספת שנקבעה בהחלטת אסיפת המינוי הראשונה (אשר יכול שתהיה עד למועד הפירעון הסופי של אגרות החוב).

2.2.2.	ככל שאסיפת המינוי הראשונה ו/או כל אסיפה מאוחרת לה קצבה את תקופת המינוי הנוספת של הנאמן, תסתיים תקופת מינויו עם קבלת החלטה של המחזיקים על המשך כהונתו ו/או על מינוי נאמן אחר תחתיו.

2.2.3.	על אף כל האמור בסעיף 2 זה, על מינוי הנאמן, החלפתו, כהונתו, פקיעת כהונתו, התפטרותו ופיטוריו יחולו הוראות החוק ואישור השעבוד.

2.2.4.	על אף האמור לעיל, בכפוף לאישור השעבוד, החלטה על העברת הנאמן מתפקידו תתקבל באסיפה בה נכחו, בעצמם או על-ידי באי-כוחם, מחזיקים של לפחות חמישים אחוזים (50%) מיתרת הערך הנקוב של אגרות החוב שבמחזור (סדרה ג') במועד הקובע לאסיפה, או באסיפה נדחית של אסיפה זו, שנכחו בה, בעצמם או על-ידי באי-כוחם, מחזיקים של לפחות עשרה אחוזים (10%) מן היתרה האמורה ברוב של לפחות 75% מהמשתתפים בהצבעה, לא כולל הנמנעים.

2.3.	תפקידי הנאמן יהיו על פי כל דין ושטר מתוקן זה.

2.4.	אין בחתימת הנאמן על שטר נאמנות מתוקן זה משום הבעת דעה מצדו בדבר טיבם של ניירות הערך המוצעים או כדאיות ההשקעה בהם.

2.5.	הנאמן ייצג את המחזיקים באגרות החוב בכל ענין הנובע מהתחייבויות החברה כלפיהם, והוא יהיה רשאי, לשם כך לפעול למימוש הזכויות הנתונות למחזיקים לפי חוק זה או לפי שטר הנאמנות המתוקן. הנאמן רשאי לנקוט בכל הליך לשם הגנה על זכויות המחזיקים בהתאם לכל דין וההוראות המפורטות בשטר נאמנות מתוקן זה. בכפוף להוראות כל דין, הנאמן לא יהיה חייב להודיע לגורם כל שהוא על חתימת שטר מתוקן זה.

2.6.	בכפוף להוראות כל דין, הנאמן אינו מחויב לפעול באופן שאינו מפורט במפורש בשטר נאמנות מתוקן זה, כדי שמידע כלשהו, לרבות על החברה ו/או בקשר ליכולתה של החברה לעמוד בהתחייבויותיה למחזיקי אגרות החוב יגיע לידיעתו ואין זה מתפקידו.

2.7.	בכפוף להוראות כל דין ולאמור בשטר נאמנות מתוקן זה, הנאמן מתחייב, בחתימתו על שטר מתוקן זה, לשמור בסודיות כל מידע שניתן לו מהחברה ו/או חברה קשורה לחברה ו/או ממי מטעמן (להלן: "המידע"), לא יגלה אותו לאחר ולא יעשה בו כל שימוש, אלא אם כן גילויו או השימוש בו נדרש לשם מילוי תפקידו לפי חוק ניירות ערך, לפי שטר הנאמנות המתוקן, או לפי צו של בית משפט. מובהר בזאת, כי העברת המידע למחזיקי אגרות החוב (סדרה ג'), לרבות באמצעות פרסום פומבי לצורך קבלת החלטה הנוגעת לזכויותיהם על פי אגרת החוב או לצורך מתן דיווח על מצב החברה, אינה מהווה הפרה של ההתחייבות לסודיות כאמור. חובת הסודיות שבסעיף זה לעיל תחול על כל שלוח של הנאמן וכן על כל יועץ שימונה על ידו.

2.8.	הנאמן רשאי להסתמך במסגרת נאמנותו על כל מסמך בכתב לרבות, כתב הוראות, הודעה, בקשה, הסכמה או אישור, הנחזה להיות חתום או מוצא על ידי אדם או גוף כלשהו, אשר הנאמן מאמין בתום לב כי נחתם או הוצא על ידו.

2.9.	הנאמן ימסור לחברה הודעה בכתב בדבר שינוי פרטי הקשר של הנאמן, בתוך 7 ימי עסקים ממועד שינוי כאמור.

2.10.	מובהר כי אין בסיום כהונתו של הנאמן כדי לגרוע מזכויות, תביעות או טענות שיהיו לחברה ו/או למחזיקי אגרות החוב (סדרה ג') כלפי הנאמן, ככל שיהיו שעילתן קודמת למועד סיום כהונתו כנאמן, ואין בכך כדי לשחרר את הנאמן מחבות כלשהי על-פי כל דין. כמו כן, לא יהא בסיום כהונתו של הנאמן כדי לגרוע מזכויות, תביעות או טענות שיהיו לנאמן כלפי החברה ו/או מחזיקי אגרות החוב, ככל שיהיו, שעילתן קודמת למועד סיום כהונתו כנאמן, ואין בכך כדי לשחרר את החברה ו/או מחזיקי אגרות החוב מחבות כלשהי על פי כל דין.

3.	הנפקת אגרות החוב

3.1.	כללי

3.1.1.	אגרות החוב (סדרה ג') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "אגרות החוב (סדרה ג')") תעמודנה לפירעון (קרן) בתשלום אחד (100%) שישולם ביום 30 בנובמבר 2024.

3.1.2.	אגרות החוב (סדרה ג') תישאנה ריבית שנתית בשיעור של 3.85%. הריבית על היתרה הבלתי מסולקת, כפי שתהא מעת לעת, של קרן אגרות החוב (סדרה ג') תשולם החל מחודש נובמבר 2019, וכן פעמיים בשנה, בימים 31 במאי ו- 30 בנובמבר של כל אחת מהשנים 2020 ועד 2024, כאשר התשלום הראשון של הריבית ישולם ביום 30 בנובמבר 2019. תשלום הקרן והריבית האחרונים ישולמו ביום 30 בנובמבר 2024.

תשלומי הריבית ישולמו בעד התקופה של 6 חודשים שהסתיימה במועד תשלום הריבית הרלוונטי, למעט תשלום הריבית הראשון שיעשה ביום 30 בנובמבר 2019 וישולם בגין התקופה שתחילתה יום מסחר אחד לאחר מועד הסגירה והמסתיימת במועד התשלום האמור ויחושב לפי מספר הימים בתקופה האמורה ועל בסיס 365 ימים בשנה לפי הריבית השנתית כאמור לעיל.

3.1.3.	קרן אגרות החוב (סדרה ג') והריבית בגינה אינן צמודות למטבע או למדד כלשהו.

3.1.4.	ריבית פיגורים: כל תשלום על חשבון קרן ו/או ריבית, אשר ישולם באיחור העולה על שבעה (7) ימי עסקים מהמועד הקבוע לתשלומו על פי תנאי אגרות החוב, וזאת מסיבות התלויות בחברה, יישא ריבית פיגורים החל מהמועד הקבוע לתשלומו ועד למועד תשלומו בפועל[3]. לעניין זה, "ריבית פיגורים" פירושה תוספת ריבית של 3% על בסיס שנתי מעבר לריבית שנושאות אגרות החוב במועד הרלוונטי, מחושבת פרו רטה לתקופה שמהמועד הקבוע לתשלום ועד למועד התשלום בפועל. במקרה שתשולם ריבית פיגורים, תפרסם החברה דיווח מיידי לפחות שני (2) ימי מסחר לפני תשלום כאמור בו תודיע על שיעורה של ריבית הפיגורים ושיעור הריבית שתשולם הכוללת את שיעור הריבית שנושאות אגרות החוב בתוספת ריבית הפיגורים ומועד תשלומה של הריבית הכוללת לאותה תקופה.

3.1.5.	אם לאחר מועד הנפקתן לראשונה של אגרות החוב (סדרה ג'), תורחב סדרת אגרות החוב על ידי החברה, מחזיקי אגרות החוב (סדרה ג') כאמור אשר יונפקו במסגרת הרחבת הסדרה, לא יהיו זכאים לקבל תשלום על חשבון קרן ו/או ריבית בגין אגרות החוב האמורות, שהמועד הקובע לתשלומים אלו יחול קודם למועד הנפקתן כאמור.

3.1.6.	לזכות החברה לפדיון מוקדם של אגרות החוב (סדרה ג') ראו סעיף 9 לתנאים הרשומים מעבר לדף.

3.2.	הנפקת ניירות ערך נוספים והגדלת הסדרה; מגבלת מינוף

3.2.1.	החברה שומרת לעצמה את הזכות להנפיק סדרות נוספות של אגרות חוב בכל עת (בין בהצעה פרטית ובין בהצעה לציבור), על פי שיקול דעתה הבלעדי, ומבלי להידרש להסכמת הנאמן ו/או מחזיקי אגרות החוב (ובלבד שתמסור על כך הודעה לנאמן כמפורט להלן), ובלבד שיתקיימו כל התנאים שלהלן:

א.	למעט כאמור בסעיפים 3.3 ו- 6.1.7 ו- 6.1.8 לשטר הנאמנות המתוקן ביחס להנפקות של סדרות חדשות, של אגרות חוב (לרבות הרחבה של סדרות אגרות חוב חדשות אלו) - תנאי המח"מ של כל סדרה כאמור יהיו ארוכים מתנאי המח"מ של אגרות החוב (סדרה ג') כפי שיהיו במועד הנפקת הסדרה האמורה, מועד הפירעון הסופי שלהן יהא לאחר מועד הפירעון הסופי של אגרות החוב (סדרה ג') וכן שאגרות החוב מהסדרות החדשות אינן מובטחות בבטוחות כלשהן וכן אינן עדיפות על פני אגרות החוב (סדרה ג') בדרגת הנשייה בעת חדלות פירעון. למעט כאמור לעיל, החברה תהא רשאית להנפיק סדרות אגרות חוב חדשות בתנאים כפי שתמצא החברה לנכון.

למען הסר ספק, מובהר כי החברה אינה רשאית להרחיב את אגרות החוב (סדרה ד') או את אגרות החוב (סדרה ה'), ככל שיונפקו.

הנפקת סדרות חדשות והרחבת הסדרות החדשות יכונו להלן יחדיו: "ההנפקה הנוספת".

ב.	החברה תפרסם דיווח מיידי בדבר כוונתה לבצע הנפקה נוספת כאמור, במסגרתו תאשר כי תמורת ההנפקה הנוספת תשמש ראשית לפירעון חובות החברה בגין אגרות החוב (סדרה ג') ו- (סדרה ד'), ורק לאחר ביצוע פירעון מלא של אגרות החוב (סדרות ג' ו- ד') תוכל לעשות החברה שימוש ביתרת התמורה שתיוותר, ככל שתיוותר.

[3]	למען הסר ספק, לא תחול ריבית פיגורים בגין התקופה שמיום 1 בדצמבר 2018 והמסתיימת ביום 30 בנובמבר 2019.

ג.	לפני ביצוע ההנפקה הנוספת, החברה תפרסם דיווח מיידי בדבר ביצוע פדיון מוקדם מותנה של אגרות החוב (סדרה ג') ושל אגרות החוב (סדרה ד') אשר יכלול את מועד ביצוע הפדיון המוקדם בפועל.

ד.	מלוא תמורת ההנפקה הנוספת, בניכוי הוצאות הנפקה סבירות (אך לא יותר מהסכום הדרוש לשם ביצוע הפדיון המוקדם של אגרות החוב (סדרות ג' ו- ד') יופקד בידי הנאמן ובידי נאמן אגרות החוב (סדרה ד'), לפי העניין, בסמוך ככל הניתן למועד ביצוע ההנפקה הנוספת.

3.2.2.	החברה תהיה רשאית להרחיב את סדרת אגרות החוב (סדרה ג') רק במועד הסגירה (כמפורט לעיל) ולאחר מכן רק בהתאם לאמור בסעיף 3.3.2.

3.2.3.	למען הסר ספק יובהר, כי הנפקת אגרות חוב נוספות מסדרת אגרות החוב (סדרה ג') תיעשה במסגרת שטר הנאמנות המתוקן והוראות שטר הנאמנות המתוקן יחולו עליהן, וכי אגרות החוב הקיימות מסדרה ג' ואגרות חוב הנוספות מאותה סדרה (ממועד הוצאתן) יהוו סדרה אחת לכל דבר ועניין. החברה תפנה לבורסה בבקשה לרשום למסחר את אגרות החוב הנוספות כאמור, לכשתוצענה. אגרות החוב (סדרה ג') הנוספות לא תקנינה זכות לתשלום קרן ו/או ריבית בגין אגרות החוב (סדרה ג') שהמועד הקובע לתשלומו חל קודם למועד הנפקתן.

3.2.4.	מבלי לגרוע מהאמור לעיל, ובכפוף לתנאים המפורטים בסעיף 3.2.2, החברה שומרת לעצמה את הזכות להקצות אגרות חוב נוספות מסדרת אגרות החוב (סדרה ג') בדרך של הגדלת סדרה של אגרות החוב (סדרה ג') בשיעור ניכיון שונה משיעור הניכיון של אגרות החוב (סדרה ג') שתהיינה במחזור באותו מועד (ככל שיהיה). היה ושיעור הניכיון אשר ייקבע לאגרות החוב (סדרה ג') בשל הגדלת הסדרה יהיה שונה משיעור הניכיון של אגרות החוב (סדרה ג') הקיימות במחזור באותה עת (ככל שהיה), תפנה החברה, לפני הגדלת הסדרה, לרשות המסים על מנת לקבל את אישורה כי לעניין ניכוי המס במקור מדמי הניכיון בגין אגרות החוב, ייקבע לאגרות החוב שיעור ניכיון אחיד לפי נוסחה המשקללת את שיעורי הניכיון השונים באגרות החוב (סדרה ג'), ככל שיהיו. במקרה של קבלת אישור כאמור, החברה תחשב לפני מועד הגדלת הסדרה את שיעור הניכיון המשוקלל בגין כל אגרות החוב מהסדרה, ותפרסם בדיווח מיידי לפני הגדלת הסדרה כאמור את שיעור הניכיון המשוקלל האחיד לכל הסדרה וינוכה מס במועדי הפירעון של אגרות החוב (סדרה ג') לפי שיעור הניכיון המשוקלל כאמור ובהתאם להוראות הדין. אם לא יתקבל אישור כאמור, החברה תודיע בדיווח מיידי, לפני הנפקת אגרות חוב כתוצאה מהגדלת הסדרה, על אי קבלת אישור כאמור ועל כך ששיעור הניכיון האחיד יהא שיעור הניכיון הגבוה ביותר שנוצר בגין אגרות החוב (סדרה ג'). חברי הבורסה ינכו מס במקור בעת פרעון אגרות החוב, בהתאם לשיעור הניכיון שידווח כאמור. לפיכך, ייתכנו מקרים בהם ינוכה מס במקור בגין דמי ניכיון בשיעור הגבוה מדמי הניכיון שנקבעו למי שהחזיק אגרות חוב (סדרה ג') טרם הגדלת הסדרה. במקרה זה, נישום שהחזיק את אגרות החוב לפני הגדלת הסדרה ועד לפרעון אגרות החוב, יהיה זכאי להגיש דוח מס לרשות המסים ולקבל החזר של המס שנוכה מדמי הניכיון, ככל שהינו זכאי להחזר כאמור על פי דין.

3.2.5.	[נמחק]

3.2.6.	אין בזכות זו של החברה להרחבת סדרה, כאמור לעיל, כדי לפטור את הנאמן מלבחון את ההנפקה כאמור, וזאת ככל שחובה כזו מוטלת על הנאמן על-פי כל דין ואין בה כדי לגרוע מזכויותיו של הנאמן ושל מחזיקי אגרות החוב (סדרה ג') לפי שטר מתוקן זה, לרבות מזכותם להעמיד לפירעון מיידי את אגרות החוב כאמור להלן בשטר מתוקן זה או בהתאם להוראות כל דין.

3.3.	גיוס חוב נוסף להוצאות תפעול לא צפויות

3.3.1.	החברה לא תהא רשאית ליטול חוב פיננסי נוסף למעט: (א) חוב נוסף כמפורט בסעיף 3.3.2 זה להלן; או (ב) אם מלוא תמורת החוב נטו (בניכוי הוצאות הכרוכות בגיוס החוב הנוסף) שיגויס ישמש לפירעון חובות החברה בגין אגרות החוב (סדרות ג' ו- ד') (ובמקרה כאמור הוראות סעיף 3.2.1(ב-ד) יחולו, בשינויים המחוייבים).

3.3.2.	החברה תהא רשאית ליטול חוב נוסף שישמש אך ורק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של החברה (ומובהר, כי סכום זה לא ישמש לביצוע חלוקה לבעלי מניות החברה) (בשטר נאמנות מתוקן זה - "החוב הנוסף"), ובלבד שסכום החוב הנוסף לא יעלה על הנמוך מבין: (א) 100,000,000 ₪ (מאה מיליון ש"ח) ו- (ב) שווי 1.3% ממניות בזק, מחושב על פי ממוצע שער נעילה מתואם של מחיר מניית בזק ב- 90 הימים שקדמו למועד הבדיקה האחרון לפני מועד גיוס החוב (בשטר נאמנות מתוקן זה - "סכום החוב הנוסף").

גיוס החוב הנוסף ייעשה באופן הבא:

א.	תחילה תנסה החברה לגייס את החוב הנוסף באמצעות הנפקת אגרות החוב (סדרה ה') של החברה, ויחולו הוראות סעיף 6.1.8 לשטר הנאמנות המתוקן.

ב.	במקרה בו החברה לא קיבלה הזמנות למלוא סכום החוב הנוסף, תבוטל הנפקת אגרות החוב (סדרה ה'), והחברה תהא רשאית לבצע הרחבה של אגרות החוב (סדרה ג') באמצעות הנפקה פרטית.

ג.	במקרה בו החברה לא קיבלה הזמנות למלוא סכום החוב הנוסף במסגרת ההנפקה הפרטית הנ"ל, תבוטל הרחבת אגרות החוב (סדרה ג'), והחברה תהא רשאית לגייס מעת לעת חוב בסכום של עד סכום החוב הנוסף (אך לא יותר מסכום החוב הנוסף) מצד שלישי אחד או יותר (בשטר נאמנות מתוקן זה - "המממנים הנוספים"), לרבות באמצעות הנפקת סדרת אגרות חוב חדשה, בתנאים ובריבית לפי שיקול דעת החברה, ויחולו הוראות סעיף 6.1.8 לשטר הנאמנות המתוקן.

4.	רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור

4.1.	החברה שומרת לעצמה, בכפיפות לכל הוראה שבדין, את הזכות לרכוש בכל עת ובכל מחיר שיראה לה, אגרות חוב (סדרה ג'), שיהיו במחזור מעת לעת, מבלי לפגוע בחובת הפרעון המוטלת עליה. החברה תפרסם דוח מיידי על כל מקרה של רכישה שבוצעה על-ידה כאמור. אגרות חוב שנרכשו על ידי החברה תתבטלנה ותמחקנה מהמסחר בבורסה והחברה לא תהא רשאית להנפיקן מחדש. במקרה בו אגרות החוב תירכשנה במסגרת המסחר בבורסה, החברה תפנה למסלקת הבורסה בבקשה למשיכת תעודות אגרות החוב. אין באמור לעיל בכדי לפגוע בזכות החברה לפדות בפדיון מוקדם את אגרות החוב (כאמור בסעיף 9 לתנאים הרשומים מעבר לדף). על אף האמור, במקרה בו החברה אינה עומדת בהתניה הפיננסית שבסעיף 5.14 להלן לאחר שחלפה תקופת הריפוי הקבועה בסעיף 9.1.36, החברה תוכל לרכוש אגרות חוב (סדרה ג') כאמור רק בדרך של רכישה במסגרת המסחר בבורסה ולא בדרך אחרת.

4.2.	בכפוף לכל דין, כל חברה בת של החברה, חברה קשורה של החברה, חברה כלולה של החברה בעלי השליטה בחברה (במישרין או בעקיפין), בני משפחתם של בעלי השליטה (כהגדרת המונח בחוק ניירות ערך), תאגיד בשליטת אחד מהם, או תאגיד בשליטת החברה (למעט החברה לגביה יחול האמור בסעיף 4.1 לעיל) (להלן: "מחזיק קשור") יהיו רשאים לרכוש ו/או למכור בכל עת ומעת לעת, לרבות בדרך של הנפקה על ידי החברה, אגרות חוב (סדרה ג'). במקרה של רכישה ו/או מכירה כאמור שהובאה לידיעת החברה תמסור החברה על כך דיווח מיידי. אגרות החוב אשר תוחזקנה כאמור על ידי מחזיק קשור תיחשבנה כנכס של התאגיד הקשור, הן לא תמחקנה מהמסחר בבורסה ותהיינה ניתנות להעברה כיתר אגרות החוב של החברה (בכפוף להוראות שטר הנאמנות המתוקן ואיגרת החוב).

4.3.	אין באמור בסעיף 4 זה, כשלעצמו, כדי לחייב את החברה או את מחזיקי אגרות החוב לרכוש אגרות חוב או למכור את אגרות החוב שבידיהם.

כל עוד אגרות החוב הן בבעלות מחזיק קשור, הן לא תקנינה למחזיק הקשור זכויות הצבעה באסיפות של מחזיקי אגרות החוב ולא יימנו לצורך קביעת קיומו של מניין חוקי הדרוש לפתיחת אסיפות אלה.

5.	התחייבויות החברה

5.1.	כללי

עד למועד הסילוק המלא, הסופי והמדויק של החוב על פי תנאי אגרות החוב, ומילוי כל יתר התחייבויות החברה כלפי מחזיקי אגרות החוב, מתחייבת החברה כדלקמן:

5.1.1.	החברה מתחייבת בזה לשלם את כל סכומי הקרן, הריבית (לרבות ריבית פיגורים ככל שתחול) על פי תנאי אגרות החוב, ולמלא אחר כל יתר התנאים וההתחייבויות המוטלות עליה על פי תנאי אגרות החוב ועל פי שטר מתוקן זה. בכל מקרה שבו מועד תשלום על חשבון סכום קרן ו/או ריבית יחול ביום שאינו יום עסקים, יידחה מועד התשלום ליום העסקים הראשון הבא אחריו, ללא כל תוספת תשלום או ריבית.

5.1.2.	החברה מתחייבת כי תפעל לרישומן של אגרות החוב (סדרה ג') למסחר בבורסה. אגרות החוב (סדרה ג') תרשמנה למסחר בבורסה על שם החברה לרישומים כמפורט בשטר הנאמנות המתוקן.

5.1.3.	החברה מתחייבת, כי עד למועד הסילוק המלא, הסופי והמדויק של אגרות החוב (סדרה ג') על פי תנאי אגרות החוב (סדרה ג'), ומילוי כל יתר התחייבויות החברה כלפי מחזיקי אגרות החוב (סדרה ג') על פי תנאי שטר הנאמנות המתוקן ותנאי אגרות החוב (סדרה ג'), יחול המפורט בסעיף 5 זה להלן.

5.2.	מכירת נכסי החברה

5.2.1.	החברה תהא רשאית למכור איזה מנכסיה, לרבות מניות בזק המשועבדות, כולן או חלקן, לצד ג' כלשהו (קרי, שאינו החברה ו/או ישות בבעלות מלאה של החברה) ובלבד שיתקיימו התנאים שלהלן:

א.	במועד המכירה לא קמה עילה להעמדת אגרות החוב (סדרה ג') לפירעון מיידי.

ב.	במקרה של מכירת מניות בזק המשועבדות - לאחר מכירה כאמור החברה תעמוד ב- LTV בהתאם למפורט בסעיף 5.14 להלן, ככל שנדרש, או לחלופין, במקרה של מכירת כלל מניות בזק המשועבדות, תמורת המכירה נטו (כהגדרתה להלן) בגין מכירה כאמור בצירוף כספים פנויים המצויים בידי החברה (לרבות כספים שיהיו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין) שווים לפחות לסכום הדרוש לצורך פירעון מלוא חוב החברה בגין החוב הנוסף, ככל שקיים, אגרות החוב (סדרה ד') ואגרות החוב (סדרה ג') בהתאם להוראות שטרי הנאמנות.

5.2.2.	החברה תעשה שימוש במלוא תמורת מכירת הנכס הנמכר שתתקבל בידה, לאחר מיסים, הוצאות וניכויים הכרוכים במכירת המניות כאמור (להלן: "תמורת המכירה נטו") לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג'). על אף האמור בסעיף זה, במקרה של מכירת מניות בזק המשועבדות, ככל שנכון למועד המכירה, קיים החוב הנוסף, תשמש תמורת המכירה נטו בגין מכירת מניות בזק המשועבדות ראשית לצורך פירעון החוב הנוסף במלואו ולאחר מכן, החברה תעשה שימוש בתמורת המכירה נטו בגין מניות בזק המשועבדות, כולה או חלקה, לפי העניין ראשית לצורך פירעון חוב החברה בגין אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו בגין מניות בזק המשועבדות, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') כאמור.

5.2.3.	לשם ביצוע מכירה של מניות בזק המשועבדות, כולן או חלקן, כאמור תיתן החברה לנאמן הוראה בכתב לשחרר מהשעבודים (ככל שינתנו, כאמור בסעיף 6 לשטר הנאמנות המתוקן) את המניות שברצון החברה למכור (להלן: "הוראת השחרור" ו- "המניות הנמכרות"). הוראת השחרור תציין את מחיר המכירה של המניות הנמכרות. הוראת השחרור תאושר בכתב על ידי הנאמן תוך יום עסקים אחד ממועד קבלתה, ובלבד שהומצאה לנאמן הוראה בלתי חוזרת שתינתן על ידי החברה לרוכש המניות הנמכרות, המאושרת על ידו, לפיו כל תמורת המכירה נטו תופקד בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

5.2.4.	במקרה של מכירת מניות בזק המשועבדות כאמור, שחרור המניות הנמכרות מהשעבוד (ככל שניתן, כאמור בסעיף 6 לשטר הנאמנות המתוקן) על ידי הנאמן יבוצע מיידית, עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין. החברה תהא רשאית למנות נאמן לצורך ביצוע עסקת המכירה ובמקרה כאמור, לפני הפקדת תמורת המכירה נטו כאמור, ימסור הנאמן לנאמן שימונה הודעה המופנית לרשם החברות (כשהיא חתומה במקור) בדבר ביטול/עדכון השעבודים (לפי העניין) שניתנו לטובת הנאמן וכל מסמך אחר שידרש לצורך שחרור המניות הנמכרות והנאמן לעסקת המכירה יחזיק במסמכים אלו בנאמנות ויעבירם לחברה עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

5.2.5.	על הפדיון המוקדם כאמור יחול סעיף 9.2 לתנאים שמעבר לדף.

5.3.	[נמחק]

5.4.	שליטה בבזק

החברה מתחייבת להחזיק (במישרין ו/או בעקיפין) בלפחות 25% מהון המניות המונפק והנפרע של בזק וזאת אלא אם כן נתקבל היתר/אישור רגולטורי לירידה משיעור אחזקה זה (לרבות היתר/אישור שלא להחזיק מניות בזק כלל) שאז תחול ההתחייבות האמורה על שיעור האחזקה הנמוך שאושר או לא תחול כלל (ככל שההיתר/האישור אישר לא להחזיק במניות בזק כלל).

בנוסף, לא תהא זו הפרה של ההתחייבות האמורה ככל והירידה בשיעור החזקותיה של החברה בבזק מתחת לשיעור המפורט לעיל בשל מכירה של מניות בזק המשועבדות, חלקן או כולן, ובלבד שהחברה השתמשה בתמורת המכירה נטו בהתאם למפורט בסעיף 5.2 לשטר מתוקן זה.

החברה תכלול גילוי בדוחות הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר שיעור החזקותיה בהון המניות המונפק והנפרע של בזק נכון למועד הדוח וככל שירד השיעור האמור מתחת ל 25% תציין האם ניתן היתר/אישור רגולטורי לירידה.

5.5.	שליטה בחברה

בעלת השליטה בחברה במועד חתימת שטר מתוקן זה, מתחייבת, בחתימתה בשולי שטר מתוקן זה, שלא להעביר את השליטה בחברה (במישרין או בעקיפין) לידי גורם שלא יאושר מראש על ידי הגורמים הרגולטוריים הנדרשים, ככל שיידרשו אישורים כאמור, במועד הרלוונטי.

"החזקה", "שליטה" כמשמעם בחוק החברות.

ככל שתועבר השליטה בחברה כאמור תכלול החברה גילוי במסגרת הדיווח שיפורסם על ידיה בדבר שינוי השליטה כי התקבל אישור מראש לגורם אליו הועברה השליטה בחברה מכל הגורמים הרגולטוריים הנדרשים כאמור.

5.6.	[נמחק]

5.7.	מגבלה על חלוקה

החברה מתחייבת שלא לבצע חלוקת דיבידנד לבעלי מניותיה ו/או לבצע רכישה עצמית של מניותיה ו/או כל חלוקה אחרת כהגדרתה בחוק החברות אלא אם יתקיימו כל התנאים המפורטים בס"ק ג' וכן ס"ק ז' עד ט' להלן:

א.	[נמחק]

ב.	[נמחק]

ג.	לא מתקיימת במועד ההחלטה על ביצוע חלוקה עילה לפירעון מיידי וכן לא מתקיימת עילה כאמור כתוצאה מביצוע החלוקה.

ד.	[נמחק]

ה.	[נמחק]

ו.	[נמחק]

ז.	ה- LTV מיד לאחר ביצוע החלוקה לא יעלה על שיעור של 65%.

לענין זה, מועד הבדיקה יהא יום החלטת דירקטוריון החברה על ביצוע החלוקה.

ח.	חלוקה שתתבצע החל מיום 30 בנובמבר 2023 – אגרות החוב (סדרה ד') נפרעו במלואן.

ט.	החברה תחזיק, מיד לאחר ביצוע החלוקה, ביתרת מזומנים השווה לגובה תשלום הריבית הקרוב בגין אגרות החוב (סדרות ג' ו- ד') (לרבות באמצעות סכום כרית הריבית, כהגדרתו בסעיף 6.2 לשטר הנאמנות המתוקן וכן סכום כרית הריבית של אגרות החוב (סדרה ד')).

לא יאוחר מ-2 ימי עסקים לאחר מועד קבלת ההחלטה על-ידי דירקטוריון החברה ו/או האסיפה הכללית של החברה, לפי העניין, בדבר החלוקה, ולפחות 2 ימי עסקים לפני החלוקה בפועל, תמציא החברה לנאמן אישור חתום על-ידי נושא המשרה הבכיר ביותר בחברה בתחום הכספים, בדבר עמידתה בתנאים המפורטים בסעיף זה לעיל.

5.8.	למעט האמור בסעיף 5.7 לעיל, לא תהיינה לחברה מגבלות נוספות על חלוקת דיבידנד, למעט כמפורט בשטר מתוקן זה, כמפורט בשטר הנאמנות לאגרות החוב (סדרה ד'), שטר הנאמנות לאגרות החוב (סדרה ה'), התחייבויות החברה כלפי המממנים הנוספים (ככל שיהיו) והמגבלות הקבועות בדין.

5.9.	[נמחק]

5.10.	[נמחק]

5.11.	[נמחק]

5.12.	הגבלה על עסקאות חריגות עם בעל שליטה

כל עוד החברה תהיה בהפרה של אמות המידה הפיננסית והתניות שבסעיפים 5.2, 5.4, 5.5, 5.7 ו- 5.14 לשטר הנאמנות המתוקן (להלן בסעיף זה: "התניות"), וכן כל עוד מתקיימת עילה להעמדת אגרות החוב לפירעון, לא תתקשר החברה בעסקת בעל שליטה חריגה (כהגדרתה להלן) חדשה (שאינה הארכה של עסקה קיימת בתנאים זהים לאלו של העסקה הקיימת) אלא אם יתקבל לכך אישור של מחזיקי אגרות החוב בהחלטה רגילה.

לעניין זה, "עסקת בעל שליטה חריגה" משמעה עסקה חריגה כהגדרתה בסעיף 1 לחוק החברות, אשר מתקיימים בה כל האמור להלן: (א) העסקה הינה עם בעל השליטה בחברה או עם אדם אחר שלבעל השליטה בחברה באותו מועד יש בה עניין אישי; (ב) העסקה אינה נכנסת בגדר איזו מההקלות המפורטות בתקנות החברות (הקלות בעסקאות עם בעלי ענין), תש"ס-2000, או כל הקלות אחרות כפי שתהיינה מעת לעת על-פי דין לגבי עסקאות עם בעל שליטה.

מבלי לגרוע מהאישורים הנדרשים לפי כל דין, האמור לעיל לא יחול על: (1) עסקה אשר החברה הצהירה כי היא נועדה לרפא את הפרת החברה את העילה להעמדת אגרות החוב לפירעון מיידי, וכן צירפה אישור חתום על ידי נושא המשרה הבכיר בתחום הכספים בחברה המפרט כיצד צפויה העסקה לרפא את ההפרה ו/או העילה כאמור. הנאמן יסתמך על אישור נושא המשרה כאמור מבלי שיידרש לבדוק נכונותו; (2) עסקאות בקשר לתנאי כהונה או העסקה של בעל השליטה בחברה שאינן חורגות ממדיניות התגמול של החברה שאושרה כדין, כפי שתהיה בתוקף במועד הרלוונטי; (3) כל עסקה שתכנס לתוקף רק לאחר פירעון מלא של אגרות החוב (סדרה ג'); (4) עסקאות המהוות הארכה של עסקה קיימת בתנאים זהים לאלו של העסקה הקיימת.

החל מהמועד בו החברה לא תעמוד בתניות או מהמועד בו קמה עילה להעמדת אגרות החוב לפירעון מיידי, החברה תמסור לנאמן אישור מאת נושא המשרה הבכיר בתחום הכספים בחברה, בסמוך לאחר פרסומו של כל דוח כספי שנתי של החברה ולא יאוחר מיום ה- 10 של כל שנה, כי לא בוצעה עסקת בעל שליטה חריגה כאמור בסעיף 5.12 זה.

ההגבלות על פי סעיף זה תחולנה גם מקום בו תחדל החברה להיות חברה ציבורית, כמשמעות מונח זה בחוק החברות.

מבלי לגרוע מהאמור לעיל, בעלת השליטה בחברה במועד חתימת שטר נאמנות מתוקן זה, מתחייבת, בחתימתה בשולי שטר מתוקן זה, שכל עוד אגרות החוב (סדרה ג') במחזור, לא תגבה תשלום דמי ניהול מהחברה, למעט החזרי הוצאות ותגמול לדירקטורים מטעמה בסכום כולל שאינו חורג מהותית מזה שניתן לקבל במדיניות התגמול הנוכחית של החברה. החברה תמסור לנאמן אישור בדבר עמידתה בהתחייבות זו במסגרת האישור המפורט בסעיף 18.8 לשטר הנאמנות המתוקן.

5.13.	[נמחק]

5.14.	יחס LTV

5.14.1.	החברה מתחייבת כי במהלך שני רבעונים רצופים ה- LTV לא יעלה על (1) שיעור של 80% עד לתאריך 30 בנובמבר, 2023; ו- (2) שיעור של 75% החל מיום 1 בדצמבר 2023 ועד למועד הפירעון המלא והסופי של אגרות החוב (סדרה ג').

5.14.2.	מובהר בזאת כי ההתחייבות ליחס LTV כאמור בסעיף 5.14 זה תיכנס לתוקפה רק בתום תקופה של 24 חודשים ממועד הסגירה (כהגדרתו לעיל).

5.14.3.	הבדיקה בדבר עמידת החברה ב- LTV כאמור בסעיף 5.14 זה תתבצע במועד הבדיקה (כהגדרתו לעיל), כאשר הבדיקה הראשונה תעשה במועד הבדיקה שיחול ברבעון הקאלנדרי במהלכו תסתיים תקופה של 24 חודשים ממועד הסגירה.

5.14.4.	החברה תמסור לנאמן אישור חתום על ידי איש הכספים הבכיר בחברה בתוך חמישה (5) ימי עסקים ממועד הבדיקה בדבר יחס ה- LTV בצירוף תחשיב. בנוסף, החברה תידרש לדווח את יחס ה- LTV הרלוונטי כגילוי בדוחותיה הרבעוניים ו/או השנתיים, לפי העניין, וזאת החל מהדוח לתקופה במהלכה חל מועד הבדיקה הראשון.

5.14.5.	היה ויתברר כי החברה לא עמדה בהתחייבות ה- LTV כאמור בסעיף זה, ואי עמידתה כאמור נמשכה שני מועדי בדיקה רצופים[4], אזי תחולנה הוראות סעיף 9.1.35 לשטר הנאמנות המתוקן.

5.15.	מנגנון הוספת ריבית

5.15.1.	במידה והחברה לא עומדת בהתחייבויותיה כאמור בסעיף 5.14 לשטר הנאמנות המתוקן (בסעיף 5.15 זה: "החריגה"), יעלה שיעור הריבית השנתית שתישא יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג') בשיעור של 0.25% (בשטר נאמנות מתוקן זה - "הריבית הנוספת") מעל שיעור הריבית השנתית המפורט בסעיף 3.1.2 לשטר הנאמנות, וזאת בגין התקופה שתתחיל ממועד הבדיקה השני ברציפות בו לא עמדה החברה ביחס ה- LTV (בשטר נאמנות מתוקן זה – "מועד החריגה") ועד למוקדם מבין (א) הפסקת החריגה כאמור בסעיף 5.15.5 להלן; או (ב) פירעון מלא של יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג'). מובהר, כי העלאת שיעור הריבית כאמור לעיל תיעשה רק פעם אחת במשך כל תקופה בה מתקיימת חריגה, ככל שתהא, וכי שיעור הריבית לא יועלה במקרה של חריגה מתמשכת או נוספת שתתרחש קודם לתיקון חריגה שארעה קודם לה, ככל שתהיה.

5.15.2.	לא יאוחר מתום יום עסקים אחד ממועד החריגה, תפרסם החברה דוח מיידי, בו תציין החברה: (א) את דבר החריגה, תוך פירוט יחס ה- LTV במועד פרסום הדוח הרלוונטי; (ב) את שיעור הריבית המדויקת שתישא יתרת קרן אגרות החוב (סדרה ג') לתקופה שמתחילת תקופת הריבית הנוכחית ועד למועד החריגה (שיעור הריבית יחושב לפי 365 ימים בשנה); (ג) את שיעור הריבית שתישא יתרת קרן אגרות החוב (סדרה ג') החל ממועד החריגה ועד מועד תשלום הריבית הקרוב בפועל, דהיינו: ריבית המקור בתוספת הריבית הנוספת לשנה (שיעור הריבית יחושב לפי 365 ימים בשנה); (ד) את שיעור הריבית המשוקללת שתשלם החברה למחזיקי אגרות החוב (סדרה ג') במועד תשלום הריבית הקרוב, הנובעת מן האמור בס"ק (ב) ו- (ג) לעיל; (ה) את שיעור הריבית השנתית המשתקפת משיעור הריבית המשוקללת ו- (ו) את שיעור הריבית השנתית ואת שיעור הריבית לכל תקופת תשלום ריבית חצי שנתית בגין אגרות החוב (סדרה ג') (הריבית לתקופה תחושב כריבית השנתית חלקי שניים) לתקופות הבאות.

[4]	כך, למשל, במקרה בו החברה לא עמדה במועד בדיקה אחד ביחס הנדרש, אזי החברה תמצא כמי שלא עמדה באמת המידה הנדרשת רק אם גם במועד הבדיקה העוקב מיידית אחריו החברה לא עמדה ביחס הנדרש. (לדוגמה: אם החברה לא עמדה ביחס הנדרש ביום 31.3.2022 וכן לא עמדה ביחס הנדרש ביום 30.6.2022, הרי שביום 14.7.2022 החברה תהיה בהפרה, בהתאם להוראות סעיף 9.1.35 לשטר הנאמנות המתוקן ולמחזיקים תקום עילה לפרעון מיידי).

5.15.3.	היה ומועד החריגה יחול במהלך הימים שתחילתם ארבעה (4) ימים לפני המועד הקובע לתשלום ריבית כלשהו וסיומם במועד תשלום הריבית הקרוב למועד הקובע הנ"ל (בשטר נאמנות מתוקן זה - ״תקופת הדחייה״), תשלם החברה למחזיקי אגרות החוב (סדרה ג'), במועד תשלום הריבית הקרוב, את ריבית המקור (כפי שמופיעה בתנאי הנייר המקוריים) בלבד, כאשר הסכום לתשלום למחזיקים הנובע משיעור השווה לשיעור הריבית הנוסף הרלוונטי במשך תקופת הדחייה, ישולם במועד תשלום הריבית הבא למחזיקים ביום הקובע של תשלום הריבית הבא. החברה תודיע בדוח מיידי את שיעור הריבית המדויק לתשלום במועד תשלום הריבית הבא.

5.15.4.	במקרה של חריגה, באופן שתשפיע על שיעור הריבית שתישאנה אגרות החוב (סדרה ג') כאמור לעיל בסעיף 5.15.1 לעיל, תודיע החברה על כך לנאמן בכתב תוך יום עסקים אחד ממועד פרסום הדוח המיידי כאמור, תוך פירוט השינוי בשיעור הריבית.

5.15.5.	יובהר, כי במקרה שלאחר שהתקיימה חריגה שהשפיעה על שיעור הריבית שתישאנה אגרות החוב (סדרה ג') כאמור בסעיף 5.15.1 לעיל, יעודכן יחס ה- LTV באופן בו תחדל להתקיים החריגה, אזי יקטן שיעור הריבית שישולם על ידי החברה למחזיקי אגרות החוב (סדרה ג'), במועד התשלום הרלוונטי של הריבית, וזאת בגין התקופה החל ממועד הבדיקה הראשון בו עולה כי הפסיקה החריגה, כך ששיעור הריבית שתישא היתרה הבלתי מסולקת של קרן אגרות החוב (סדרה ג') יהיה שיעור ריבית המקור המפורט בסעיף 3.1.2 לשטר הנאמנות המתוקן. במקרה כאמור תפעל החברה בהתאם לאמור בסעיפים 5.15.2 עד 5.15.4 לעיל, בשינויים המחויבים הנובעים מביטול החריגה.

5.15.6.	לענין סעיף 5.15 זה, תחילת או סיום מועד חריגה, לפי העניין, לצורך קביעת המועד הראשון (או האחרון, לפי העניין) לתשלום הריבית הנוספת, ייחשב תאריך המאזן שבדוחות כאמור ולא תאריך פרסומם.

6.	בטחונות

סעיף 6.1 לשטר הנאמנות המתוקן יכנס לתוקפו רק החל ממועד קבלת (ככל שיתקבל) אישור משרד התקשורת, מראש ובכתב, וכל אישור אחר שיידרש לפי רישיון בזק (כהגדרתו להלן) ובהתאם למגבלות על השעבודים ומימושם (כהגדרתם להלן) להענקת השעבודים המפורטים בסעיף 6.1 לטובת מחזיקי אגרות החוב (סדרה ג'), לטובת מחזיקי אגרות החוב (סדרה ד') ולטובת מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים (ככל שיהיו) (בשטר נאמנות מתוקן זה - "אישור השעבוד").

החברה ובעלת השליטה בחברה במועד חתימת שטר נאמנות מתוקן זה, מתחייבות לנקוט בכל הפעולות הנדרשות ובמאמצים מסחריים סבירים בתום לב, להגיש ללא דיחוי את כל ההודעות, דיווחים ומסמכים אחרים שנדרשים בהגשה על ידן לכל גוף ממשלתי, על מנת לקבל את אישור השעבוד. למען הסר ספק, יובהר כי אי קבלת אישור השעבוד, לא תהווה הפרה של שטר הנאמנות המתוקן ולמחזיקי אגרות החוב (סדרה ג') לא תקום עילה לפרעון מיידי אך בשל סיבה זו.

עד למועד קבלת אישור השעבוד ורישום השעבודים כמפורט בסעיף 6.1 לשטר הנאמנות המתוקן, החברה מתחייבת, וכן בי תקשורת בחתימתה בשולי שטר מתוקן זה מתחייבת, כי לא תעניק לאף גורם שום שעבוד בכל דרגה שהיא על הנכסים המשועבדים. על אף האמור, החברה תהא רשאית לשעבד את הנכסים המשועבדים להבטחת החוב הנוסף (כהגדרתו בסעיף 3.3 לעיל).

ומובהר כי החל מקבלת אישור השעבוד, יחול האמור בסעיף 6.1 לשטר הנאמנות המתוקן בכל הנוגע לשעבודים נוספים על הנכסים המשועבדים. למען הסר ספק, התחייבות האמור לשעבוד שלילי בקשר עם הנכסים המשועבדים, לא תחול על מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטר נאמנות מתוקן זה לתוקף ושתוחזקנה על ידי החברה (במישרין ובעקיפין) (למעט מניות ההטבה).

6.1.	שעבוד מניות בזק[5,6]

6.1.1.	שעבוד מדרגה ראשונה על מניות בזק

א.	בכפוף לקבלת אישור השעבוד - להבטחת הקיום המלא והמדויק של כל התחייבויות החברה בגין אגרות החוב (סדרה ג') לפי שטר נאמנות מתוקן זה ולהבטחת התשלום המלא והמדויק של הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב (סדרה ג') מהחברה בצירוף כל הסכומים המגיעים לפי שטר נאמנות מתוקן זה, לרבות תשלומי קרן אגרות החוב (סדרה ג'), ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם החברה על פי שטר מתוקן זה, מתחייבת החברה[7] ליצור ולרשום או לגרום לכך כי יווצר ויירשם, לפי העניין, לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד'), להבטחת אגרות החוב (סדרה ד') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) שעבוד קבוע מדרגה ראשונה, ללא הגבלה בסכום, על 14,204,153 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי החברה במישרין ועל 714,169,560 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי בי תקשורת, וכן על כל הזכויות הנלוות למניות אלו ו/או שתנבענה מניות אלו, לרבות הזכות לדיבידנד במזומן ואו בעין וכל חלוקה אחרת בגין מניות אלו וכן כל ההכנסות והתמורות וכל הזכויות המוקנות שיש ושתהיינה לחברה בגין ובקשר עם מניות אלו (לרבות, אך לא רק, האופציות, הכספים והנכסים, מניות הטבה, אם תוצאנה; דיבידנדים מכל מין וסוג שהוא, אם יחולקו; זכות קדימה ו/או זכויות לקבלת ניירות ערך אחרים בגינן מכל מין וסוג שהוא; זכויות לשיפוי ולפיצוי וכל נכס אחר בגין מניות אלו והתמורה שתתקבל ממכירתן של מניות אלו והכל כפי שהן קיימות היום וכפי שתהינה קיימות בעתיד בכל זמן שהוא, וכן הזכות להשתתף בחלוקת יתרת נכסי בזק לאחר סילוק חובותיה בעת פירוקה) ופירותיהם, תמורתם, פדיונם וחליפיהם (כל האמור בסעיף 6.1.1(א) זה לעיל ביחד בשטר נאמנות מתוקן זה - "מניות בזק המשועבדות").

ב.	הונפקו מניות הטבה בגין מניות בזק המשועבדות (להלן: "מניות ההטבה") או הונפקו זכויות כאמור, יהוו מניות ההטבה או זכויות אלו, חלק מן הנכסים המשועבדים על פי סעיף 6.1.1 זה. דינן של מניות ההטבה יהיה כדין מניות בזק המשועבדות המקוריות ששועבדו על פי סעיף 6.1.1 זה לעיל לכל דבר ועניין.

ג.	שעבוד חשבון המניות המשועבדות

בנוסף על השעבודים המפורטים לעיל, החברה תשעבד בשעבוד קבוע ובמשכון מדרגה ראשונה, ללא הגבלה בסכום, ובהמחאה על דרך השעבוד לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד'), להבטחת אגרות החוב (סדרה ד') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל), את כל זכויותיה בחשבון ני"ע אשר יתנהל ע"ש החברה, בבנק בישראל ואת כל זכויותיה בחשבון ני"ע אשר יתנהל ע"ש בי תקשורת, בבנק בישראל, אשר בשניהם מופקדות נכון למועד חתימת שטר נאמנות מתוקן זה כל מניות בזק המשועבדות, (ביחד בשטר נאמנות מתוקן זה - "חשבון המניות המשועבדות") (לרבות אם יוחלף או ישונה מספרו), כפי שתהיינה מעת לעת, לרבות על פי מסמכי פתיחת החשבון, ועל כל הכספים, הפיקדונות והנכסים (לרבות ניירות ערך) המופקדים או הנמצאים בחשבון המניות או הנזקפים לזכותו, לרבות כל הזכויות, ההכנסות והתמורות שיש לחברה ולבי תקשורת בגין ובקשר עם חשבון המניות, הכספים והנכסים, כאמור, והפירות הנובעים מזכויות החברה ובי תקשורת בחשבון המניות המשועבדות.

וכן תשעבד בשעבוד צף מדרגה ראשונה ללא הגבלה בסכום לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד'), להבטחת אגרות החוב (סדרה ד') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל)), את כל הכספים והנכסים (לרבות ניירות ערך) שיופקדו או שימצאו בחשבון המניות המשועבדות או שייזקפו לזכותו, בעתיד, מעת לעת (דהיינו, שאינם מצויים כיום בחשבון, ואינם משועבדים במסגרת השעבוד הקבוע המפורט לעיל) לרבות כל הזכויות, ההכנסות והתמורות שתהיינה לחברה ולבי תקשורת בגין ובקשר עם חשבון המניות, הכספים והנכסים, כאמור, והפירות מהם.

[5]	יובהר, כי הנכסים המשועבדים המפורטים בסעיף 6.1 לשטר הנאמנות המתוקן ישועבדו בשעבוד בדרגה שווה (פרי פסו) למחזיקי אגרות החוב (סדרה ד'), כמפורט בסעיף 6.1.7 לשטר הנאמנות המתוקן.
[6]	ומובהר כי שעבוד מניות בזק כפוף לקבלת אישור השעבוד, כמפורט בשטר הנאמנות המתוקן.
[7]	ומובהר כי התחייבויות החברה כאמור בסעיף זה יכנסו לתוקפן רק החל ממועד קבלת אישור השעבוד, כמפורט בשטר הנאמנות המתוקן ובכפוף לקבלתו.

ד.	הוראות בקשר עם חשבון המניות המשועבד

(1)	עד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה להלן), זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לחברה, לנאמן ולנאמן אגרות החוב (סדרה ד'), כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של החברה, הנאמן ונאמן אגרות החוב (סדרה ד'). על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של החברה.

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של הנאמן ונאמן אגרות החוב (סדרה ד') בלבד.

(2)	עד למועד מימוש הנכסים המשועבדים, הנאמן לא יהיה רשאי להתנגד או להתלות הסכמתו לביצוע משיכות, ובלבד שהחברה עומדת בהוראות סעיף 5.14 לשטר הנאמנות המתוקן.

(3)	החברה תדאג כי לנאמן ולנאמן אגרות החוב (סדרה ד') תהיה זכות צפייה אינטרנטית בחשבון המניות המשועבדות.

(4)	כל העלויות בקשר עם חשבון המניות המשועבדות, פתיחתו, ניהולו וסגירתו יחולו על החברה.

(5)	הנאמן לא ימנע העברת חשבון המניות המשועבדות לחשבון בנק אחר בישראל לרבות בסניף אחר בישראל, או פיצול חשבון המניות המשועבדות למספר חשבונות נפרדים בישראל לרבות בסניף אחר בישראל, מעת לעת ולפי דרישתה הראשונה של החברה ותוך שני (2) ימי עסקים לאחר מועד שעבוד החשבון/נות החדשים, הסדרת זכויות החתימה והצפייה, בהתאם לאמור לעיל, וקבלת כל המסמכים הנדרשים, לשביעות רצון הנאמן, בקשר עם שעבוד החשבון/נות כאמור (והכל בהתאם להוראות שטר נאמנות מתוקן זה), ובכל מקרה כאמור יכללו החשבונות המועברים או המפוצלים, לפי הענין, תחת ההגדרה "חשבון המניות המשועבדות", לכל דבר וענין וישועבדו בהתאם לאמור בשטר מתוקן זה עוד קודם להתחלת הפעילות בהם, ולנאמן יהיה בהן את אותן זכויות כפי שקיימות בחשבון המניות המשועבדות.

ה.	למען הסר ספק, כל מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטר נאמנות מתוקן זה לתוקף ושתוחזקנה על ידי החברה (במישרין ובעקיפין) (למעט מניות ההטבה) לא תשועבדנה לטובת מחזיקי אגרות החוב (סדרה ג') והוראות סעיף 6.1 לשטר הנאמנות המתוקן לא יחולו בקשר עימן.

ו.	אין באמור בסעיף 6.1.1 זה כדי לחייב את החברה ו/או בי תקשורת או מי מטעמן, לרכוש מניות בזק, לרבות בשל הנפקת מניות או הנפקת זכויות, כתבי התחייבות, או אופציות על ידי בזק, או בכל נסיבות אחרות שהן.

ז.	מובהר כי אין בשעבוד מניות בזק המשועבדות בכדי למנוע מהחברה או החברות בשליטתה לבצע כל פעולה של רה-ארגון או שינוי מבנה בדרך של העברת פעילות בין ולתאגידים בשליטת החברה, לרבות בדרך של מיזוג, ובלבד שבעקבות שינוי כאמור לא תהא משום עילה לפירעון מיידי כאמור בסעיף 9.1.20 להלן וכן בכפוף לכך שהנכסים המשועבדים ימשיכו להיות משועבדים לטובת הנאמן.

במקרה שהחברה תבצע שינוי מבנה כאמור, תפעל החברה הלכה למעשה, והנאמן יחתום על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג').

ח.	עד למועד מימוש הנכסים המשועבדים, החברה ו/או בי תקשורת יהיו רשאיות להצביע מכח מניות בזק המשועבדות (ומניות ההטבה) באסיפות בזק בכל נושא שהוא, לפי שיקול דעתן הבלעדי, ובלבד שבמועד ההצבעה כאמור לא ידוע לחברה כי יש באופן ההצבעה בכדי לפגוע במישרין בשעבוד על מניות בזק המשועבדות או על היכולת לממשו (בכפוף למגבלות על השעבודים ומימושם כמפורט להלן). מובהר למען הסר ספק, שכל פעולה בהתאם להוראות הדין המפורטות במגבלות על השעבודים ומימושם (כמפורט להלן) או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות כשלעצמה, כפגיעה ביכולת הנאמן לממשן. כמו כן לקבל לידיהם כל דיבידנד, במזומן או בעין, מכל סוג שהוא, וכל תקבול או חלוקה אחרת מכל סוג שהוא, הנובעים או הקשורים למניות בזק המשועבדות ולמניות ההטבה, והללו יועברו לחשבונות בנק כפי שתורה החברה מעת לעת ויהיו משוחררים מכל שעבוד או זכות אחרת של מחזיקי אגרות החוב (סדרה ג').

"מועד מימוש הנכסים המשועבדים" - ייחשב המועד בו נודע על התקיימות עילה אחת או יותר מבין העילות המנויות בסעיף 9 לשטר הנאמנות המתוקן להעמדת אגרות החוב (סדרה ג') לפירעון מיידי או בדבר מימוש בטוחות, או המועד בו פנה הנאמן לבית המשפט לצורך מימוש בטוחות או לצורך העמדת אגרות החוב (סדרה ג') לפירעון מיידי, לפי המוקדם מבינהם.

על אף האמור, החל מהמועד בו לא תחול עוד עילה מבין העילות המנויות בסעיף 9 לשטר הנאמנות המתוקן להעמדת אגרות החוב (סדרה ג') לפירעון מיידי או החל מהמועד בו בית המשפט דחה את בקשת הנאמן למימוש בטוחות או העמדת אגרות החוב (סדרה ג') לפירעון מיידי, לפי הענין, יושבו לחברה הזכויות בקשר עם ההצבעה מכח מניות בזק המשועבדות (ומניות ההטבה) ובקשר עם קבלת הדיבידנדים, כאמור לעיל.

ט.	מובהר כי שעבוד מניות בזק המשועבדות ניתן כפי שהוא (as is), היינו שינוי בשווי מניות בזק המשועבדות לא יפגע בתוקף הבטוחה ועל החברה לא תחול כל חובה לתוספת בטוחות או כל נכס אחר לטובת מחזיקי אגרות החוב (סדרה ג') בגין שינוי בשווי מניות בזק המשועבדות.

י.	עם פירעון אגרות החוב (סדרה ד') במלואן, ככל שתיפרענה, יוסרו השעבודים בקשר עם הנכסים המשועבדים לטובת הנאמן לאגרות החוב (סדרה ד') ונאמן אגרות החוב (סדרה ד') יוסר מחשבון המניות המשועבדות. הנאמן יחתום על כל תיקון שיידרש לצורך הסרת נאמן אגרות החוב (סדרה ד') מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור. החברה וכן בי תקשורת, בחתימתה בשולי שטר מתוקן זה, מתחייבות לחתום על כל מסמך שיידרש ולבצע כל פעולה שתידרש לצורך הסרת נאמן אגרות החוב (סדרה ד') מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור.

6.1.2.	הצהרות החברה בקשר עם מניות בזק המשועבדות

החברה וכן בי תקשורת, בחתימתה בשולי שטר מתוקן זה, מצהירות בזה כדלקמן:

א.	מניות בזק המשועבדות נפרעו במלואן;

ב.	בכפוף למגבלות על השעבודים ומימושם, מניות בזק המשועבדות נקיות וחופשיות מכל חוב, שעבוד, משכון, עיקול, תביעה, זכות סירוב, זכות אופציה לרכישתן (כולן או חלקן), מגבלה, או כל זכות צד שלישי אחרת, ובכפוף לקבלת אישור השעבוד לא נדרשת הסכמה ליצירת השעבודים ולמימושם מכל גורם שהוא ואין כל הגבלה או תנאי החלים על פי דין, הסכם או התחייבות (לרבות מסמכי ההתאגדות של החברה ו/או בי תקשורת) על יצירת ורישום השעבודים המפורטים בשטר מתוקן זה, ו/או על מימושם ו/או על העברת הבעלות במניות בזק המשועבדות (למעט זכויות של מחזיקי אגרות החוב (סדרה ד'), מחזיקי אגרות החוב (סדרה ה') וזכויות המממנים הנוספים כמפורט בשטר נאמנות מתוקן זה).

בשטר נאמנות מתוקן זה, "המגבלות על השעבודים ומימושם" - משמעו מגבלות הקבועות בדין, ובכלל זה מגבלות הקבועות בחוק התקשורת ובצו תקשורת (בזק ושידורים) (קביעת שירות חיוני שנותנת "בזק", החברה הישראלית לתקשורת בע"מ), תשנ"ז-1997 (להלן: "צו תקשורת"); מגבלות הקבועות בהיתר השליטה ואישור השעבוד, ובכלל זאת קבלת אישור הגורמים המפורטים באישור השעבוד, מראש ובכתב, לכל העברה של אמצעי שליטה, כנדרש על פי חוק התקשורת וצו תקשורת; וכן מגבלות הקבועות ברשיון בזק וברשיונות הנוספים, לרבות קבלת אישור שר התקשורת או אישור ראש המנהל האזרחי באזור יהודה ושומרון (לפי העניין), מראש ובכתב, ככל שנדרש אישור כאמור ובהתאם לקבוע ברישיונות הנוספים.

בשטר נאמנות מתוקן זה, "הרשיונות הנוספים" - משמעו הרישיונות שניתנו או שיינתנו על ידי משרד התקשורת או המנהל האזרחי באזור יהודה ושומרון לבזק ולחברות המוחזקות על ידה, למעט הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק.

בשטר נאמנות מתוקן זה, "היתר השליטה" - משמעו, היתר השליטה שניתן ביום [*] ב[*] [*], בין היתר, לחברה, על ידי ראש הממשלה ושר התקשורת, לשליטה בבזק (וכפי שיהיה מעת לעת).

ג.	בכפוף למפורט בשטר הנאמנות המתוקן, מניות בזק המשועבדות נמצאות וימצאו בבעלותה ובחזקתה הבלעדית של החברה (לרבות באמצעות חברות בשליטתה) ואין לצד שלישי כלשהו זכות כלשהי ביחס אליהן;

ד.	בכפוף למפורט בשטר הנאמנות המתוקן, לא ניתנה ולא קיימת לצד שלישי כלשהו זכות לרכישת מניות בזק המשועבדות והן לא כפופות לזכות כלשהי, לרבות זכות סירוב ראשונה, אופציה לרכישתן או זכות כלשהי אחרת;

ה.	נתקבלו על ידי החברה כל ההחלטות והאישורים הנדרשים על פי כל דין, הסכם והתחייבות ליצירת כל השעבודים המפורטים בשטר הנאמנות המתוקן לרבות שעבוד מניות בזק המשועבדות.

ו.	החברה ו/או בי תקשורת לא יצרו ולא התחייבו ליצור ו/או לרשום שעבוד שוטף על כלל נכסיהן.

ז.	במועד כניסתו לתוקף של שטר נאמנות מתוקן זההחברה ובי תקשורת אינן נמצאות בהליכי פירוק.

ח.	החברה ו/או בי תקשורת לא קיבלו הודעה כלשהי על תביעות כלשהן ביחס לזכויותיה של החברה במניות המשועבדות. החברה מתחייבת בזאת להודיע לנאמן בכתב במקרה בו יחול שינוי באמור בס"ק זה תוך יום עסקים מהמועד שבו יוודע לה הדבר.

6.1.3.	התחייבויות החברה בקשר עם מניות בזק המשועבדות

החברה ובי תקשורת, בחתימתה בשולי שטר מתוקן זה, מתחייבות בזה כדלקמן:

א.	להפקיד את מניות בזק המשועבדות בחשבון המניות המשועבדות;

ב.	למעט בדרך של העברת פעילות בין ולתאגידים בשליטת החברה, לא למכור, לא להעביר, לא להמחות, לא להעניק אופציה לרכישת מניות בזק המשועבדות, לא למסור את מניות בזק המשועבדות או איזה מהזכויות בגין מניות בזק המשועבדות ולא ליצור התחייבויות אחרות לטובת צדדים שלישיים בקשר עם מניות בזק המשועבדות, או כל חלק מהן, לא להרשות לאחר להשתמש בזכויות בקשר עם מניות בזק המשועבדות בכל דרך שהיא, לא להעניק לאחר זכות כלשהי במניות בזק המשועבדות או בגינן ולא להרשות לאחר לעשות פעולה מהפעולות הנ״ל, לא למחול ולא לוותר, באופן מלא או חלקי, על כל תביעה או זכות של החברה שיש לה או שיהיו לה מעת לעת, במישרין או בעקיפין, בקשר למניות בזק המשועבדות, וכל חלק מהן - ללא הסכמה לכך מאת מחזיקי אגרות החוב (סדרה ג'), בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטר הנאמנות המתוקן;

ג.	לא לשעבד ולא למשכן בכל אופן ודרך את מניות בזק המשועבדות בזכויות שוות, קודמות או נחותות לזכויותיהם של מחזיקי אגרות החוב (סדרה ג') ולא להמחות על דרך שעבוד או על דרך מכר זכות כלשהי שיש לחברה במניות בזק המשועבדות, ללא קבלת הסכמתם של מחזיקי אגרות החוב (סדרה ג'), בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטר הנאמנות המתוקן;

ד.	לעשות, על חשבונה של החברה, כל שנדרש על פי כל דין וכל שיהיה דרוש לדעת הנאמן, על מנת שכוחו של השעבוד על מניות בזק המשועבדות יהיה תקף כלפי צדדים שלישיים, לרבות נושים אחרים - קיימים או עתידיים - של החברה ו/או של בי תקשורת, ובמיוחד, אך מבלי לגרוע מכלליות האמור לעיל, לגרום לכך שהשעבוד על מניות בזק המשועבדות וכן כל תיקון לשעבוד הנ"ל (ולשם מניעת ספק מובהר בזה ששום תיקון כאמור לא יעשה אלא בהסכמתו בכתב ומראש של הנאמן) ירשם אצל רשם החברות ובכל מרשם או פנקס אחר, ככל שיידרש בעתיד לשם מתן תוקף כאמור, וכן לחתום על כל מסמך שלדעת הנאמן יהיה דרוש לצורך ביצועו של כל רישום כאמור או בקשר עמו;

ה.	להיות אחראיות כלפי מחזיקי אגרות החוב (סדרה ג') לכל פגם בזכות הקניין של החברה או של בי תקשרות, לפי העניין, במניות בזק המשועבדות;

ו.	לשלם במועדם, לפי כל דין, את כל התשלומים אשר יש לשלמם על פי כל דין בגין מניות בזק המשועבדות, כגון: המיסים ותשלומי החובה המוטלים על ההכנסות הנובעות ממניות בזק המשועבדות, ולהמציא לנאמן, לפי דרישתו, אסמכתאות עבור התשלומים כאמור. אם החברה לא תשלם את התשלומים כאמור במועדם, שלא בגין השגה בתום לב עליהם (שהוגשה כדין), יהיו מחזיקי אגרות החוב (סדרה ג'), באמצעות הנאמן, רשאים, אך לא חייבים, בהודעה מראש ובכתב של 21 ימים לפחות, לשלמם על חשבון החברה ולחייבה בתשלומם בצרוף הוצאות (ויובהר, כי אם התשלומים האמורים נושאים קנסות פיגורים, החברה תשלם גם קנסות אלה). כל התשלומים שיעשו על-ידי מחזיקי אגרות החוב (סדרה ג') או הנאמן כאמור בסעיף זה מהווים חלק מהסכומים המובטחים במניות בזק המשועבדות וזאת מבלי לגרוע מחבותה של החברה לשלם את כל התשלומים הנ"ל במועדם. נדחתה ההשגה תהא החברה מחויבת לשלם את כל התשלומים כאמור;

ז.	במקרה של מימוש השעבוד על מניות בזק המשועבדות - לפעול ולעשות, על פי דרישתו הראשונה של הנאמן או כל מי שיפעל מטעמו למימוש מניות בזק המשועבדות, את כל הנדרש באופן סביר על מנת לקבל פטור מתשלום כל מס, אגרה, היטל, תשלום חובה או כל תשלום אחר החל או שיחול, המוטל או שיוטל על פי כל דין בקשר עם מניות בזק המשועבדות, ולחתום על כל הצהרה ומסמך הנדרשים באופן סביר בקשר לכך;

ח.	להודיע לנאמן, בכתב, מיד לכשייוודע לחברה או לבי תקשורת על כל כוונה לערוך שינוי כלשהו במסמכי ההתאגדות של בזק, שעלולים לפגוע בזכויותיהם של מחזיקי אגרות החוב (סדרה ג');

ט.	בכל במקרה שיונפקו מניות הטבה, המשועבדות על פי סעיף 6.1.1 לשטר הנאמנות המתוקן, תפעל החברה ובי תקשורת, לבקשת הנאמן, לתיקון רישום השעבוד לטובת הנאמן, כך שהשעבוד על מניות בזק המשועבדות יכלול גם את מניות ההטבה;

י.	לא לנקוט בהליכים או פעולות כלשהם בניגוד לשטר נאמנות מתוקן זה בקשר עם מניות בזק המשועבדות או שיפגעו באופן מהותי ביכולת הנאמן לממש את השעבודים על פי שטר מתוקן זה. מובהר למען הסר ספק, שכל פעולה בהתאם לדין או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות לכשעצמה, כפגיעה ביכולת הנאמן לממשן.

יא.	סמוך לאחר שיוודע על כך לחברה או לבי תקשורת, החברה או בי תקשורת, לפי העניין, תודיע לנאמן על כל מקרה של הטלת עיקול, נקיטת פעולת הוצאה לפועל או הגשת בקשה למינוי כונס נכסים על מניות בזק המשועבדות או על חלקן. כמו כן, לאחר שנודע על כך לחברה, היא תודיע מיד על דבר קיומו של שעבוד לטובת הנאמן לרשות שעיקלה או נקטה פעולת הוצאה לפועל או שנתבקשה למנות כונס נכסים כאמור ו/או לצד שלישי שיזם או ביקש את אלה או את חלק מאלה, כמו כן, תנקוט מיד החברה על חשבונה בכל האמצעים הסבירים הדרושים לשם ביטול העיקול, פעולת ההוצאה לפועל או מינוי כונס הנכסים, לפי המקרה.

6.1.4.	החברה מתחייבת לעדכן את הנאמן באופן מיידי בסמוך לאחר שנודע לה על כל שינוי בהצהרות ובמצגים שלה על פי הוראות איזה מסעיפים 6.1.2 ו- 6.1.3 לשטר הנאמנות המתוקן, שיש בו כדי להשפיע על זכויות מחזיקי אגרות החוב (סדרה ג').

6.1.5.	החברה מתחייבת כי הוראות סעיפים 6.16 ו- 6.1.7 להלן, ייכללו בשטר הנאמנות לאגרות החוב (סדרה ד') ובהסכם השעבוד ואגרת החוב לפיהם יירשמו השעבודים האמורים בשטר מתוקן זה.

סעיפים 6.16 ו- 6.1.7 אינם ניתן לשינוי אלא בהחלטה מיוחדת של כל אחת מאסיפות מחזיקי אגרות החוב (סדרות ג' ו-ד') בלבד.

6.1.6.	מימוש השעבוד על מניות בזק המשועבדות

א.	הנאמן ומחזיקי אגרות החוב (סדרה ג') יהיו רשאים לנקוט בכל פעולה המותרת להם על פי כל דין ועל פי אישור השעבוד לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), וזאת, בכפוף להוראות והאישורים הנדרשים מכוח המגבלות על השעבודים ומימושם.

ב.	בעל התפקיד שימונה לצורך מימוש השעבוד כפוף, בין היתר לאישור הגורמים המפורטים באישור השעבוד, מראש ובכתב. סמכויותיו של בעל תפקיד שמונה לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), כפופות לאמור באישור השעבוד.

6.1.7.	שעבוד נוסף בדרגה זהה על מניות בזק המשועבדות

א.	הנכסים המשועבדים ישועבדו בשעבוד בדרגה זהה גם לטובת מחזיקי אגרות חוב (סדרה ד') כמפורט בסעיף 6.1.1א לעיל.

ב.	כל אחד מ: הנאמן, מחזיקי אגרות החוב (סדרה ג') נאמן אגרות החוב (סדרה ד') ומחזיקי אגרות החוב (סדרה ד') (להלן יחדיו ולחוד: "הזכאים") רשאים, באופן עצמאי בהתאם לשיקול דעתו (ובלבד שקמה לו הזכות לכך בהתאם להוראות שטר הנאמנות הרלוונטי), לממש את השעבוד על מניות בזק המשועבדות, מניות ההטבה או חשבון המניות המשועבדות מבלי להידרש לאישור הזכאים האחרים ו/או החברה ו/או בי תקשורת, ובתוך כך, למסור הודעת מימוש ולנקוט לבדו בכל הדרכים החוקיות העומדות לו לשם מימוש השעבוד על מניות בזק המשועבדות ו/או חשבון המניות המשועבדות ובכלל זאת, לנקוט בכל הליך משפטי לשם מימוש השעבוד והכל בכפוף לאמור בסעיף 6.1.7 לעיל.

ג.	לאור המגבלות החלות בקשר עם מימוש מניות בזק המשועבדות (כמפורט בסעיף 6.1.5 לעיל), מימוש השעבודים על ידי זכאי כלשהו משמעו עשוי להיות מימוש כלל מניות בזק המשועבדות.

ד.	במקרה שזכאי כלשהו יפעל למימוש השעבודים שלטובתו, תעמוד לזכאים האחרים הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

ה.	החברה ו/או בי תקשורת תמסור לנאמן ולמחזיקי אגרות החוב (סדרה ג') הודעה בכתב מיד לאחר שנודע לה על פעולה כלשהי שננקטה על ידי הנאמן לאגרות החוב (סדרה ד') או מחזיקי אגרות החוב (סדרה ד') לצורך מימוש השעבודים לטובתם.

ו.	בעל תפקיד (כונס נכסים או בעל תפקיד אחר לשם מימוש השעבוד) שיתבקש להתמנות על ידי מי מהזכאים יהיה בעל תפקיד עליו הסכימו הזכאים (ובהיעדר הסכמה, על ידי בית המשפט). בעל תפקיד שימונה ימונה כבעל תפקיד עבור כלל הזכאים ויפעל למימוש כלל מניות בזק המשועבדות והעברת התמורות לזכאים בהתאם ליחס יתרת החובות הבלתי מובטחים.

ז.	הנאמן וכן נאמן אגרות החוב (סדרה ד') יתחייבו בהסכם השעבוד, שלא להתנגד להליך המימוש שינקוט מי מהזכאים האחרים ובלבד שהתקיימו הוראות סעיף זה בקשר עם מימוש כאמור.

ח.	יובהר כי, השעבוד על הנכסים המשועבדים ייווצר ויירשם לטובת הזכאים (פרו ראטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) כלפי כל אחד מהם כפי שזו תהיה במועד הבדיקה הרלבנטי)). אף זכאי לא יהיה אחראי לנזק שיגרם לזכאי אחר מכוח האחזקה המשותפת ו/או מימוש השעבוד על ידי זכאי אחר.

ט.	על אף האמור בסעיף 5.2.2 לשטר הנאמנות המתוקן, במקרה של מימוש השעבודים כאמור בסעיף 6.1.7 זה, כל סכום אשר יתקבל בגין מימוש השעבודים יחולק בין הזכאים פרו רטה ביניהם בהתאם ליתרת החוב נטו וישמש לצורך לצורך פירעון על חשבון יתרת חוב החברה כלפיו.

י.	החברה מתחייבת כי למעט השעבוד בדרגה זהה על הנכסים המשועבדים שיוענקו למחזיקי אגרות החוב (סדרה ד'), ולמעט השעבוד מדרגה בכירה על מניות בזק המשועבדות שייתכן ובעתיד יינתן, כמפורט בסעיף 6.1.8 לשטר הנאמנות המתוקן – החברה לא תעניק שעבוד כלשהו על מניות בזק המשועבדות, כמפורט במבוא לסעיף 6 לשטר הנאמנות המתוקן.

6.1.8.	שעבוד נוסף בדרגה בכירה על מניות בזק המשועבדות

א.	ככל שהחברה גייסה את סכום החוב הנוסף (כהגדרתו בסעיף 3.3 לעיל) במסגרת הנפקת אגרות החוב (סדרה ה') או גיוס החוב מהמממנים הנוספים (כהגדרת מונחים אלו בסעיף 3.3 לעיל) בהתאם להוראות סעיף 3.3 לעיל, תהא החברה רשאית לשעבד את הנכסים המשועבדים לטובת המממנים הנוספים בשעבודים בדרגה בכירה לשעבוד המוענק לאגרות החוב (סדרה ג') ולאגרות החוב (סדרה ד'), מבלי שתצטרך לקבל על כך אישור מהנאמן או ממחזיקי אגרות החוב (סדרה ג') או מהנאמן לאגרות החוב (סדרה ד') או ממחזיקי אגרות החוב (סדרה ד').

ב.	לפחות שני (2) ימי עסקים טרם הענקת השעבוד הבכיר לנאמן למחזיקי אגרות החוב (סדרה ה') עבור מחזיקי אגרות החוב (סדרה ה') או למממנים הנוספים, לפי העניין, תעביר החברה הודעה בכתב לנאמן, אשר בה יאשר נושא המשרה הבכיר בתחום הכספים בחברה כי היקף החוב הנוסף ישמש רק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של החברה וכי היקף החוב הנוסף תואם את הוראות סעיף 3.3.2 לשטר הנאמנות המתוקן. מובהר כי לא חלה על הנאמן חובה לערוך בדיקה כלשהי בקשר עם נכונות ההודעה אשר תמסר לו כאמור לעיל, והנאמן רשאי לסמוך על ההודעה האמורה.

ג.	מיד עם גיוס החוב הנוסף, יעודכנו השעבודים על הנכסים המשועבדים ויהפכו לשעבודים בדרגה שניה וייחשבו ככאלה מיד עם גיוס החוב הנוסף ואף טרם בוצע תיקון בשעבוד שנרשם לטובת הנאמן, כמפורט להלן.

ד.	כמו כן, החל ממועד גיוס החוב הנוסף ועד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה לעיל), זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לחברה ולנאמן עבור אגרות החוב (סדרה ה') או למממנים הנוספים, לפי הענין, חלף הנאמן ונאמן אגרות החוב (סדרה ד'), כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של החברה, הנאמן לאגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין. על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של החברה. מובהר כי, במקרה כאמור בס"ק ד זה, יוסרו זכויות החתימה של הנאמן ונאמן אגרות החוב (סדרה ד'), וזאת בד בבד עם הוספת הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, כמורשי חתימה נוספים בחשבון המניות המשועבדות וכן במקביל לקבלת התחייבות בלתי חוזרת מאת הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, כי כל עוד אגרות החוב (סדרה ג') או (סדרה ד') במחזור, בהיעדר אישור מהנאמן ומנאמן אגרות החוב (סדרה ד'), לפי העניין, לא יתנו הסכמתם לשינוי זכויות החתימה בחשבון המניות המשועבדות כך הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, יחדלו להיות מורשי חתימה בחשבון המניות המשועבדות מבלי שהנאמן ונאמן אגרות החוב (סדרה ד') יתווספו כמורשי חתימה בחשבון המניות המושעבדות.

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, בלבד.

ה.	למען הסדר הטוב, תוך חמישה עשר (15) ימים ממועד גיוס החוב הנוסף, החברה תפעל הלכה למעשה, והנאמן יחתום על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') כשעבודים מדרגה שניה ולצורך הסרת זכויות החתימה של הנאמן ונאמן אגרות החוב (סדרה ד') מחשבון המניות המשועבדות.

ו.	למען הסדר הטוב יובהר, כי הנאמן ומחזיקי אגרות החוב (סדרה ג') ונאמן אגרות החוב (סדרה ד') ומחזיקי אגרות החוב (סדרה ד') יהיו רשאים לממש את השעבודים על הנכסים המשועבדים (כולם או חלקם) מבלי להידרש לאישור הנאמן למחזיקי אגרות החוב (סדרה ה') או מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, ובלבד שהתמורה שתנבע ממימוש כאמור תשמש תחילה לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ה') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המימוש, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ה'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') ואגרות החוב (סדרה ד') פרו רטה ביניהן בהתאם ליתרת החוב נטו (כהגדרתה לעיל). החברה מתחייבת לכלול התחייבות זו במסמכי השעבוד של החוב הנוסף.

ז.	במקרה שמחזיקי אגרות החוב (סדרה ג') יפעלו למימוש איזה מהשעבודים שלטובתם בקשר עם הנכסים המשועבדים, תעמוד לנאמן ולמחזיקי אגרות החוב (סדרה ה') או המשקיעים המסווגים או המממנים הנוספים, לפי העניין, הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

ח.	החברה מתחייבת שלא לפעול בכל מועד שהוא להרחבת החוב הנוסף מעבר לסכום החוב הנוסף, כל עוד אגרות החוב (סדרה ג') לא נפרעו במלואן ובמועדן.

ט.	החברה ובי תקשורת, בחתימתה בשולי שטר מתוקן זה, מתחייבות כי ככל שבמועד פרעון החוב הנוסף תהיינה אגרות חוב (סדרה ג' או ד') במחזור, הן תפעלנה מיד עם פרעון החוב הנוסף להסרת השעבוד הבכיר ותיקון השעבודים על הנכסים המשועבדים לטובת הנאמן ולטובת נאמן אגרות החוב (סדרה ד'), לשעבודים ראשונים בדרגה וכן, להסדרת זכויות החתימה בחשבון המניות המשועבדות בהתאם לאמור בסעיף 6.1.1(ד).

6.1.9.	רישום שעבודים

החברה ו/או בי תקשורת, לפי העניין תמציא לנאמן את המסמכים שלהלן בקשר עם כל אחד מהשעבודים על פי שטר מתוקן זה וזאת בתוך 90 ימים מהמאוחר מבין: (א) מועד קבלת אישור השעבוד; או (ב) מועד הסגירה. עם המצאת כל המסמכים שלהלן לנאמן יראו בכך כקיום חובותיה של החברה ו/או בי תקשורת לפי העניין לרישום השעבוד הרלוונטי:

א.	מקור של אגרת חוב וטופס "פרטי משכנתאות ושעבודים" בנוסח אשר יהיה מקובל על הנאמן, חתומים במקור על ידי החברה או בי תקשורת, לפי העניין, וכן חתומים בחותמת של 'הוגש לבדיקה' ותאריך, של רשם החברות.

ב.	תדפיס ממרשם החברה או בי תקשורת, לפי העניין, אצל רשם החברות המעיד, בין השאר, על רישום נכון ומדויק של כל השעבודים לטובת הנאמן.

ג.	תצהיר מקורי של נושא המשרה בכיר בחברה או בבי תקשורת (לפי העניין), מאושר על ידי עו"ד, לפיו בין היתר, השעבודים אינם עומדים בסתירה או בניגוד להתחייבויות אחרות של החברה או בי תקשורת (לפי העניין), בנוסח אשר יהיה מקובל על הנאמן.

ד.	חוות דעת ביחס לכל שעבוד כאמור מאת עוה"ד החיצוניים של החברה ושל בי תקשורת (לפי העניין), בין היתר, כי השעבודים נרשמו וכי הינם תקפים וברי אכיפה (בכפוף למגבלות על השעבודים ומימושם המפורטות בסעיף 6.1.2 לשטר הנאמנות המתוקן), בנוסח המקובל על הנאמן.

ה.	הוראה בלתי חוזרת של החברה לבנק – חתומה במקור על ידי החברה, המפרטת את הרכב זכויות החתימה בחשבון המניות המשועבדות ומורה לבנק שלא לשנות את הרכב זכויות החתימה בחשבון המניות המשועבדות, ושבה תודיע לו החברה גם שכל זכויות החברה בחשבון המניות המשועבדות, משועבדות לטובת הנאמן.

ו.	התחייבות של בי תקשורת בנוסח המצורף כנספח א' לשטר מתוקן זה.

ז.	[עותק של אישור השעבוד]

6.1.10.	בנוסף על האמור בסעיף 6.1.9 לשטר הנאמנות המתוקן, החברה תעביר לנאמן, בתוך שני ימי עסקים לאחר שהחברה תקבל - תעודות רישום שעבוד מקוריות בקשר עם השעבודים על מניות בזק המשועבדות וחשבון המניות המשועבדות.

6.2.	כרית הריבית

6.2.1.	להבטחת הקיום המלא והמדויק של כל התחייבויות החברה בגין אגרות החוב (סדרה ג') לפי שטר נאמנות מתוקן זה ולהבטחת התשלום המלא והמדויק של הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב (סדרה ג') מהחברה בצירוף כל הסכומים המגיעים לפי שטר הנאמנות המתוקן, לרבות תשלומי קרן אגרות החוב (סדרה ג'), ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם החברה על פי שטר מתוקן זה. החברה מתחייבת כי מתוך תמורת ההנפקה שתקבל החברה בגין הנפקת אגרות החוב (סדרה ג') יופקד בחשבון הנאמנות (כהגדרתו להלן) סך השווה לגובה תשלום הריבית הקרוב ("סכום כרית הריבית"), כאשר חשבון הנאמנות וסכום כרית הריבית ישמשו כבטוחה למחזיקי אגרות החוב (סדרה ג'), וזאת עד לפירעונן המלא של אגרות החוב (סדרה ג').

6.2.2.	עם פרסום דוח מיידי על-ידי החברה אודות תוצאות ההנפקה הראשונה של אגרות החוב, תעביר החברה לנאמן אישור בכתב מאת נושא המשרה הבכיר בתחום הכספים של החברה, אודות סכום כרית הריבית כולל פירוט חישוב מתאים בקובץ אקסל פעיל.

6.2.3.	אם בבוקר של יום ה- 2 לכל חודש קלנדארי שלאחר מועד תשלום ריבית כלשהו, ואם אינו יום עסקים אזי ביום העסקים העוקב (להלן: "מועד השלמת הכרית"), יהיה הסכום המופקד בחשבון כרית הריבית נמוך מסכום תשלום הריבית הקרוב לאחר מועד השלמת הכרית, תעביר החברה לחשבון כרית הריבית סכום השווה לסכום הנדרש לשם השוואת הסכום המופקד בחשבון הנאמנות, במועד השלמת כרית, לסכום תשלום הריבית הקרוב שלאחר מועד השלמת הכרית (להלן: "סכום הכרית השוטף") וזאת בתוך 4 ימי עסקים ממועד השלמת הכרית.

אם במועד השלמת הכרית יהיה הסכום המופקד בחשבון כרית הריבית גבוה מסכום סכום הכרית השוטף תהא זכאית החברה לקבל לידיה את ההפרש שבין הסכום המצוי בחשבון הנאמנות לבין סכום הכרית השוטף.

במועד השלמת הכרית, תמסור החברה לנאמן אישור מאת נושא המשרה הבכיר בתחום הכספים בחברה, בצירוף תחשיב בקובץ אקסל פעיל, בדבר סכום הכרית השוטף.

6.2.4.	היה ותורחב בעתיד סדרת אגרות החוב (סדרה ג'), החברה תעביר לנאמן, בתוך 2 ימי עסקים ממועד הרחבת הסדרה בפועל אישור בכתב מאת נושא המשרה הבכיר בתחום הכספים של החברה, בצירוף תחשיב בקובץ אקסל פעיל, בדבר סכום כרית הריבית כפי שהוא לאחר הרחבת הסדרה ותפקיד בחשבון הנאמנות, כתנאי לקבלת יתרת תמורת הרחבת הסדרה בידי החברה, כל סכום שיידרש לצורך השלמת הסכום שיהא מופקד אותה עת בחשבון הנאמנות לסכום כרית הריבית כפי שיהא לאחר הרחבת הסדרה כאמור.

6.2.5.	מובהר כי אי הפקדת סכום כרית הריבית בחשבון הנאמנות תהווה עילה להעמדה לפירעון מיידי של יתרת אגרות החוב (סדרה ג') שבמחזור.

6.2.6.	מבלי לגרוע מהוראות סעיף 6.2.5 לעיל, למען הסר ספק יובהר, כי התחייבות החברה להעברת סכום כרית הריבית לחשבון הנאמנות אינה מובטחת במנגנון אשר יבטיח ביצוע התחייבות זו. במקרה בו החברה לא תעמוד בהתחייבותה להעברת הכספים לחשבון הנאמנות, לא תהא לנאמן היכולת למנוע הפרת התחייבות זו, אלא לנקוט באמצעים העומדים לרשותו על פי דין ועל פי שטר הנאמנות המתוקן, לאכוף על החברה בדיעבד את ביצוע התחייבותה. כמו כן, במקרה כאמור תחול עילה להעמדת אגרות החוב לפירעון מיידי.

6.2.7.	לאחר הפירעון הסופי והמלא של אגרות החוב (סדרה ג') תהא זכאית החברה לקבל לידיה כל סכום שייוותר בחשבון הנאמנות בניכוי שכר הנאמן והוצאותיו, לרבות העלויות הקשורות לחשבון הנאמנות.

6.3.	למען הסר ספק מובהר, כי על הנאמן לא חלה חובה לבחון, ובפועל הנאמן לא בחן, את הצורך בהעמדת בטחונות להבטחת התשלומים למחזיקי אגרות החוב. הנאמן לא נתבקש לערוך, והנאמן בפועל לא ערך בדיקת נאותות (Due Diligence) כלכלית, חשבונאית או משפטית באשר למצב עסקי החברה או חברות הבת. בהתקשרותו בשטר נאמנות מתוקן זה, ובהסכמת הנאמן לשמש כנאמן למחזיקי אגרות החוב, הנאמן אינו מחווה דעתו, באופן מפורש או משתמע, באשר ליכולתה של החברה לעמוד בהתחייבויותיה כלפי מחזיקי אגרות החוב וכן באשר לערכם הכלכלי של הביטחונות אשר הועמדו ו/או יועמדו (ככל שיועמדו) להבטחת התחייבויות החברה על פי שטר נאמנות מתוקן זה והדבר אינו נכלל בין תפקידיו. אין באמור כדי לגרוע מחובות הנאמן על פי כל דין ו/או שטר הנאמנות המתוקן לרבות מחובתו של הנאמן (ככל שחובה כזו חלה על הנאמן על פי כל דין) לבחון השפעתם של שינויים בחברה מתאריך ההנפקה ואילך ככל שיש בהם כדי להשפיע לרעה על יכולתה של החברה לעמוד בהתחייבויותיה למחזיקי אגרות החוב. במקרה בו תינתנה בטוחות על ידי החברה בגין הצעה של אגרות חוב, יחולו על הנאמן הוראות החוק לעניין זה ובין היתר יבחן הנאמן, מעת לעת ולפחות אחת לשנה, את תוקפן של בטוחות כאמור.

6.4.	[נמחק]

6.5.	שעבודים מצטברים

מובהר, כי כל השעבודים המפורטים בסעיפים 6.1 ו- 6.2 לעיל הינם מצטברים ובלתי תלויים זה בזה והם לא ישפיעו אחד על השני לרבות לא על בטוחות אחרות קיימות, או שתהיינה קיימות, בידי הנאמן ובידי מחזיקי אגרות החוב (סדרה ג') ולא יושפעו מהן, וכן לא יהיה בקיום בטוחות נוספות כדי למנוע או לעכב את מימוש השעבודים על איזה מהנכסים המשועבדים.

7.	[נמחק]

8.	דרגת עדיפות

כל אגרות החוב (סדרה ג'), תעמודנה בדרגה שווה ביחס לסכומים המגיעים בגינן, פרי פסו, בינן לבין עצמן ובלי זכות בכורה או עדיפות של האחת על פני האחרת.

9.	זכות להעמדה לפירעון מיידי ו/או מימוש בטוחות

9.1.	בקרות אחד או יותר מהמקרים המפורטים להלן וכל עוד הם מתקיימים, יהיו הנאמן וכן מחזיקי אגרות החוב רשאים להעמיד לפירעון מיידי את יתרת הסכום המגיע למחזיקים על פי אגרות החוב או לממש בטוחות שניתנו להבטחת התחייבויות החברה כלפי המחזיקים על פי אגרות החוב ויחולו הוראות סעיף 9.2 לפי העניין:

9.1.1.	אם החברה לא פרעה תשלום כלשהו מהתשלומים בהם היא חייבת בגין אגרות החוב, או לא קוימה התחייבות מהותית אחרת שניתנה לטובת מחזיקי אגרות החוב, וההפרה לא תוקנה בתוך 10 ימים ממועד ההפרה.

9.1.2.	אם החברה תקבל החלטת פירוק (למעט פירוק כתוצאה משינוי מבני בחברה ו/או כתוצאה ממיזוג עם חברה אחרת כאמור בסעיף 9.1.20 להלן).

9.1.3.	אם יינתן לחברה צו פירוק קבוע וסופי על ידי בית המשפט, או ימונה לה מפרק קבוע.

9.1.4.	אם יינתן צו פירוק זמני על ידי בית המשפט או ימונה לה מפרק זמני, או תתקבל כל החלטה שיפוטית בעלת אופי דומה וצו או החלטה כאמור לא בוטלו בתוך 45 ימים ממועד מתן הצו או קבלת ההחלטה, לפי העניין. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

9.1.5.	אם יוטל עיקול על נכסיה של החברה, כולם או רובם, או אם תבוצע פעולה כלשהי של הוצאה לפועל כנגד נכסיה של החברה, כולם או רובם, והעיקול לא יוסר או הפעולה לא תבוטל, לפי העניין, בתוך 45 ימים ממועד הטלתם או ביצועם, לפי העניין. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

9.1.6.	אם הוגשה בקשה לכינוס נכסים או למינוי כונס נכסים (זמני או קבוע) על החברה ו/או על נכסיה של החברה, כולם או רובם, או אם יינתן צו למינוי כונס נכסים זמני - אשר לא נדחו או בוטלו בתוך 45 ימים ממועד הגשתם או נתינתם, לפי העניין; או - אם ניתן צו למינוי כונס נכסים קבוע על נכסיה של החברה, כולם או רובם. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

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9.1.7.	אם החברה תגיש לבית המשפט בקשה לצו הקפאת הליכים או אם יינתן צו כאמור או אם החברה תגיש לבית המשפט בקשה לפשרה או להסדר עם נושיה לפי סעיף 350 לחוק החברות (למעט למטרת מיזוג עם חברה אחרת כאמור בסעיף 9.1.20 להלן ו/או שינוי במבנה החברה לרבות פיצול שאינם אסורים לפי תנאי שטר מתוקן זה, ולמעט הסדרים בין החברה לבין בעלי מניותיה שאינם אסורים לפי תנאי שטר מתוקן זה ושאין בהם להשפיע על יכולת הפירעון של אגרות החוב (סדרה ג')); או - אם תוגש בקשה לבית המשפט לפי סעיף 350 לחוק החברות כנגד החברה (ושלא בהסכמתה) אשר לא נדחתה או בוטלה בתוך 45 ימים ממועד הגשתה.

9.1.8.	אם הבורסה השעתה את המסחר באגרות החוב, למעט השעיה בעילה של היווצרות אי בהירות, כאמור בחלק הרביעי לתקנון הבורסה, וההשעיה לא בוטלה תוך 55 ימים.

9.1.9.	[נמחק]

9.1.10.	אם סדרה אחרת של אגרות חוב שהנפיקה החברה או החוב הנוסף עבור המממנים הנוספים או התחייבות פיננסית אחרת (לרבות התחייבויות פיננסיות אחרות מצטברות, שאינן אגרות חוב) בהיקף העולה על 300 מיליון ש"ח הועמדה לפירעון מיידי.

9.1.11.	[נמחק]

9.1.12.	אם החברה הפרה את התחייבויותיה ביחס למניות בזק כאמור בסעיף 5.2 לעיל.

9.1.13.	במקרה שהחברה תבצע הרחבת סדרת אגרות חוב (סדרה ג') באופן שאינו עומד בהתחייבויותיה של החברה ביחס להרחבת סדרה לפי סעיף 3.2 לעיל.

9.1.14.	אם החברה תחוסל או תימחק, מכל סיבה שהיא, לרבות מחיקה או חיסול לצורכי מיזוג או במסגרת עסקת החלפת מניות, למעט מיזוג בו החברה הקולטת נטלה על עצמה את מלוא התחייבויות החברה כלפי מחזיקי אגרות החוב (סדרה ג') כאמור בסעיף 9.1.20 להלן.

9.1.15.	אם החברה תפר את תנאי אגרות החוב או שטר הנאמנות המתוקן בהפרה יסודית, או אם לא תקיים אילו מהתחייבויותיה המהותיות במסגרתם, וההפרה לא תוקנה בתוך 10 ימים ממועד ההפרה.

9.1.16.	אם יתברר כי מצג ממצגי החברה באגרת החוב או בשטר הנאמנות המתוקן אינו נכון ו/או אינו מלא, ובמקרה שמדובר בהפרה הניתנת לתיקון – ההפרה לא תוקנה בתוך 14 ימים ממועד ההפרה.

9.1.17.	אם החברה חדלה או הודיעה על כוונתה לחדול מניהול עסקיה כפי שאלו יהיו מעת לעת, או אם החברה הפסיקה או הודיעה על כוונתה להפסיק את תשלומיה.

9.1.18.	אם חלה הרעה מהותית בעסקי החברה לעומת מצבה במועד הסגירה (כהגדרתו לעיל), וקיים חשש ממשי שהחברה לא תוכל לפרוע את אגרות החוב במועדן.

9.1.19.	אם החברה לא פרסמה דוח כספי, שהיא חייבת בפרסומו לפי כל דין או לפי הוראות שטר מתוקן זה, בתוך 30 ימים מהמועד האחרון שבו היא חייבת בפרסומו.

9.1.20.	בוצע מיזוג של החברה ללא קבלת אישור מוקדם של מחזיקי איגרות החוב בהחלטה רגילה אלא אם כן הצהירה החברה הקולטת, כלפי מחזיקי איגרות החוב, לרבות באמצעות הנאמן, לפחות 10 ימי עסקים לפני מועד המיזוג, כי החברה הקולטת נטלה על עצמה את מלוא ההתחייבויות כלפי מחזיקי אגרות החוב וכן כי לא קיים חשש סביר שעקב המיזוג לא יהיה ביכולתה של החברה או החברה הקולטת, לקיים את ההתחייבויות כלפי המחזיקים.

9.1.21.	אם אגרות החוב (סדרה ג') נמחקו מהמסחר בבורסה.

9.1.22.	אם הופרה התחייבות השליטה בחברה כמפורט בסעיף 5.5 לעיל.

9.1.23.	אם החברה תבצע חלוקה (כהגדרתה בחוק החברות) שאינה עומדת בתנאי סעיף 5.7 לעיל.

9.1.24.	אם קיים חשש ממשי שהחברה לא תעמוד בהתחייבויותיה המהותיות כלפי מחזיקי אגרות החוב.

9.1.25.	אם החברה תפר את התחייבותה להשלים את סכום כרית הריבית כמפורט בסעיף 6.2.3 לעיל.

9.1.26.	אם החברה תרחיב את סדרת אגרות החוב (סדרה ב') או תנפיק סדרה חדשה של אגרות חוב או תרחיב סדרה חדשה של אגרות חוב בניגוד להוראות סעיף 3.2 לעיל או נטלה חוב פיננסי בניגוד להוראות סעיף 3.3 לעיל.

9.1.27.	אם החברה תרחיב את סדרת אגרות החוב (סדרה ג') בניגוד להוראות סעיף 3.2 לעיל.

9.1.28.	אם החברה תפר אילו מהתחייבויותיה שבסעיף 5.2 לעיל.

9.1.29.	אם החברה תפר את ההתחייבות שבסעיף 5.4 לעיל.

9.1.30.	החל מתום 24 חודשים ממועד הסגירה, במקרה בו תירשם הערת "עסק חי" בדוחותיה הכספיים ו/או בתוצאותיה הכספיות הרבעוניות של החברה, לפי העניין, למשך תקופה של שני רבעונים רצופים. "עסק חי" משמע: הערת עסק חי הנובעת מספקות משמעותיים בדבר יכולת החברה לפרוע את התחייבויותיה בעתיד הנראה לעין.

9.1.31.	אם בוצעה עסקה בניגוד לאמור בסעיף 5.12 לעיל.

9.1.32.	בוצעה מכירה של רוב נכסי החברה, כהגדרת המונח בסעיף 9.1.6 לעיל (למעט אם תמורת המכירה שימשה לביצוע פדיון מוקדם של אגרות החוב (סדרה ג') בהתאם למנגנון הקבוע לעניין זה בסעיף 5.2 לעיל).

9.1.33.	אם החברה חדלה להיות תאגיד מדווח כהגדרת מונח זה בחוק ניירות ערך.

9.1.34.	[נמחק]

9.1.35.	[נמחק]

9.1.36.	אם החברה לא עמדה בהתחייבותה כאמור בסעיף 5.14 לשטר הנאמנות המתוקן, וההפרה לא תוקנה בתוך ארבעה עשר (14) ימים ממועד ההפרה.

9.1.37.	אם מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, מימשו את השעבודים הבכירים לטובתם על הנכסים המשועבדים.

9.1.38.	אם חלו אילו מהעילות שבסעיפים 9.1.2 עד 9.1.7 לעיל או בסעיף 9.1.14 ביחס לבי תקשורת או לבי תקשורת 1, למעט אם במועד הרלוונטי בי תקשורת לא החזיקה במניות בזק המשועבדות, כאמור בסעיף 6.1.1(ז) בשטר הנאמנות המתוקן.

במקרים כאמור יחולו ההוראות בסעיף 9.2 להלן.

למען הסר ספק, מובהר כי אין בזכות ההעמדה לפירעון מיידי כאמור לעיל ו/או בהעמדה לפירעון מיידי ו/או במימוש בטוחות כדי לגרוע או לפגוע בכל סעד אחר או נוסף העומד למחזיקי אגרות החוב או לנאמן על פי תנאי אגרות החוב והוראות שטר מתוקן זה או על פי דין, ואי העמדת החוב לפירעון מיידי בקרות איזה מהמקרים המפורטים בסעיף 9.1 לעיל, לא תהווה ויתור כלשהו על זכויותיהם של מחזיקי אגרות החוב או של הנאמן כאמור.

9.2.	בקרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל ובהתאם להוראות הכלולות בו על סעיפי המשנה שבו:

9.2.1.	הנאמן יהיה חייב לזמן אסיפת מחזיקי אגרות החוב (סדרה ג') אשר על סדר יומה תהיה החלטה בדבר העמדה לפירעון מיידי של כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ג') ו/או מימוש בטוחות בשל קרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל, וכן יהיה חייב לזמן אסיפה כאמור לפי דרישת מחזיק באגרות חוב (סדרה ג'), אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב (סדרה ג'), אשר על סדר יומה תהיה החלטה בדבר העמדה לפירעון מיידי של כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ג') ו/או מימוש בטוחות (ככל שניתנו) בשל קרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל. מועד כינוס אסיפה כאמור יהיה בחלוף 21 ימים ממועד זימונה (או מועד קצר יותר בהתאם להוראות סעיף 9.2.5 להלן).

9.2.2.	החלטת מחזיקים להעמיד את אגרות החוב לפירעון מיידי ו/או לממש בטוחות כאמור לעיל, תתקבל באסיפת מחזיקים שנכחו בה מחזיקים בחמישים אחוזים (50%) לפחות מיתרת הערך הנקוב של אגרות החוב מאותה סדרה, ברוב של המחזיקים ביתרת הערך הנקוב של אגרות החוב המיוצג בהצבעה או ברוב כאמור באסיפת מחזיקים נדחית שנכחו בה מחזיקים בעשרים אחוזים (20%) לפחות מהיתרה כאמור.

9.2.3.	במקרה בו עד למועד כינוס האסיפה לא בוטל או הוסר איזה מהאירועים המפורטים בסעיף 9.1 לשטר מתוקן זה לעיל, והחלטה באסיפת מחזיקי אגרות החוב כאמור התקבלה בהתאם לסעיף 9.2.2 לעיל, הנאמן יהיה חייב ללא שיהוי להעמיד לפירעון מיידי את כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ג') ו/או לממש בטוחות.

9.2.4.	על אף כל האמור בסעיף 9.2 זה, הנאמן ומחזיקי אגרות החוב לא יהיו רשאים להעמיד את אגרות החוב לפירעון מיידי ולא יממשו בטוחות, אלא לאחר שחלפה התקופה שנקבעה בסעיפיו הקטנים של סעיף 9.1 לעיל, ככל שנקבעה, אשר במהלכה רשאית החברה לבצע פעולה או לקבל החלטה שכתוצאה ממנה נשמטת העילה להעמדה לפירעון מיידי או למימוש בטוחות (להלן: "תקופת הריפוי"), והעילה לא נשמטה. ואולם הנאמן רשאי לקצר את תקופת הריפוי אם סבר שיש בה כדי לפגוע באופן מהותי בזכויות המחזיקים.

9.2.5.	על אף כל האמור בסעיף 9.2 זה, הנאמן או המחזיקים לא יעמידו את אגרות החוב לפירעון מיידי ולא יממשו בטוחות, אלא לאחר שמסרו לחברה הודעה בכתב, 10 ימים מראש לפני העמדת אגרות החוב (סדרה ג') לפרעון מיידי או מימוש בטוחות (להלן: "תקופת ההודעה"), על כוונתם לעשות כן; ואולם הנאמן או מחזיקים באגרות החוב (סדרה ג') אינם חייבים למסור לחברה הודעה כאמור, אם קיים חשש סביר כי מסירת ההודעה תפגע באפשרות להעמיד את אגרות החוב לפירעון מיידי ו/או לממש בטוחות (ככל שניתנו).

9.2.6.	העתק מהודעת זימון האסיפה כאמור שישלח על ידי הנאמן לחברה מיד עם פרסום ההודעה או פרסום זימון האסיפה במגנ"א יהווה התראה מראש ובכתב לחברה על כוונתו של הנאמן לפעול כאמור.

9.2.7.	הנאמן יודיע למחזיקי אגרות החוב על קרות אירוע המהווה עילה לפירעון מיידי מייד לאחר שנודע לו בפועל הדבר. הודעה כאמור תפורסם בהתאם להוראות סעיף 25 להלן.

9.2.8.	הנאמן רשאי בהתאם לשיקול דעתו לקצר את מנין 21 הימים האמורים (בסעיף 9.2.1 לשטר מתוקן זה) ו/או את 10 ימי ההתראה האמורים (בסעיף 9.2.5) במקרה בו יהיה הנאמן בדעה כי כל דחייה בכינוס האסיפה מסכנת את זכויות מחזיקי אגרות החוב (סדרה ג').

9.2.9.	אין באמור בסעיף זה כדי לפגוע או להתנות על זכויות הנאמן או מחזיקי אגרות החוב (סדרה ג') בהתאם להוראות סעיף 35ט1 לחוק ניירות ערך או בהתאם להוראות הדין.

9.2.10.	אין בזכות ההעמדה לפירעון מיידי ו/או למימוש בטוחות כאמור בסעיף זה לעיל ו/או בהעמדה לפירעון מיידי כדי לגרוע או לפגוע בכל סעד אחר או נוסף העומד למחזיקי אגרות החוב (סדרה ג') על פי תנאי אגרות החוב (סדרה ג') והוראות שטר מתוקן זה ו/או על פי דין.

10.	תביעות והליכים בידי הנאמן

10.1.	בנוסף על כל הוראה בשטר הנאמנות המתוקן וכזכות וסמכות עצמאית, הנאמן יהא רשאי לנקוט ללא מתן הודעה נוספת, בכל אותם הליכים, לרבות הליכים משפטיים ובקשות לקבלת הוראות, כפי שימצא לנכון ובכפוף להוראות כל דין לשם הגנה על זכויות מחזיקי אגרות החוב.

אין באמור לעיל כדי לפגוע ו/או לגרוע מזכותו של הנאמן לפתוח בהליכים משפטיים ו/או אחרים בין אם אגרות החוב הועמדו לפירעון מיידי ובין אם לאו, והכל להגנת מחזיקי אגרות החוב ו/או לצורך מתן כל צו באשר לענייני הנאמנות ובכפוף להוראות כל דין. על אף האמור בסעיף 10 זה, מובהר, כי זכות העמדה לפירעון מיידי תקום רק בהתאם להוראות סעיף 9 לעיל ולא מכח סעיף 10 זה.

10.2.	הנאמן יהיה חייב לעשות כאמור בסעיף 10.1 לעיל אם יידרש לעשות כן על ידי החלטה רגילה שנתקבלה באסיפה הכללית של מחזיקי אגרות החוב, אלא אם כן ראה כי בנסיבות העניין אין הדבר צודק ו/או סביר לעשות כן ופנה לבית המשפט המתאים בבקשה לקבלת הוראות בנדון במועד הסביר הראשון.

10.3.	הנאמן רשאי בטרם ינקוט בהליכים כאמור לעיל, לכנס אסיפת מחזיקי אגרות חוב בכדי שיוחלט על ידי המחזיקים בהחלטה רגילה אילו הליכים לנקוט למימוש זכויותיהם על פי שטר מתוקן זה. כן יהיה הנאמן רשאי לשוב ולכנס אסיפות מחזיקי אגרות החוב לצורך קבלת הוראות בכל הנוגע לניהול ההליכים כאמור. פעולת הנאמן תתבצע במקרים כאמור ללא שיהוי ובמועד האפשרי הראשון הסביר. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר. מובהר, כי על אף האמור בסעיף 10.1 לעיל, הנאמן יגיש בקשה לפירוק החברה רק לאחר שהתקבלה בעניין זה החלטה רגילה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב.

10.4.	בכפוף להוראות שטר נאמנות מתוקן זה, רשאי הנאמן אך לא חייב, לכנס בכל עת, אסיפה כללית של מחזיקי אגרות החוב על מנת לדון ו/או לקבל את הוראותיה בכל עניין הנוגע לשטר מתוקן זה. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר.

10.5.	כל אימת שהנאמן יהיה חייב לפי תנאי שטר מתוקן זה לעשות פעולה כלשהי, לרבות פתיחת הליכים או הגשת תביעות לפי דרישת מחזיקי אגרות החוב כאמור בסעיף זה, יהיה הנאמן רשאי להימנע מלנקוט כל פעולה כאמור עד שיקבל הוראות מאסיפת המחזיקים ו/או הוראות מבית משפט אליו פנה הנאמן, לפי שקול דעתו, בבקשת הוראות במקרה בו סבר הוא שיש צורך בהוראות כאמור. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי או מימוש בטוחות שניתנו (ככל שיינתנו) עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר.

11.	נאמנות על התקבולים

כל התקבולים שיתקבלו על ידי הנאמן למעט שכר טרחתו ופירעון כל חוב כלפיו, בכל דרך שהיא, לרבות אך לא רק כתוצאה מהעמדת אגרות החוב לפרעון מיידי ו/או כתוצאה מהליכים שינקוט, אם ינקוט, בין היתר, כנגד החברה, יוחזקו על ידיו בנאמנות וישמשו בידיו למטרות ולפי סדר העדיפות הבא:

תחילה - לסילוק ההוצאות, התשלומים ההיטלים וההתחייבויות הסבירים שהוצאו על ידי הנאמן, הוטלו עליו, או נגרמו אגב או כתוצאה מפעולות ביצוע הנאמנות או באופן אחר בקשר עם תנאי שטר מתוקן זה, לרבות שכרו.

שנית - לתשלום כל סכום אחר על פי ההתחייבות לשיפוי (כהגדרת מונח זה בסעיף 24 להלן).

שלישית - לתשלום למחזיקים אשר נשאו בתשלומים לפי סעיף 24.4.1.2 להלן.

רביעית - לתשלום למחזיקי אגרות החוב את ריבית הפיגורים (ככל שתחול), פיגורי הקרן ו/או הריבית המגיעים להם לפי תנאי אגרות החוב, פרי-פאסו, ובאופן יחסי לסכום הקרן ו/או הריבית שבפיגור המגיע לכל אחד מהם ללא העדפה או זכות קדימה לגבי איזה מהם.

חמישית - כדי לשלם למחזיקי אגרות החוב את סכומי הקרן ו/או הריבית המגיעים להם על פי אגרות החוב המוחזקות על ידם פרי-פסו, וזאת, ביחס לקרן - בין אם הגיע זמן סילוק סכומי הקרן ובין אם לאו וביחס לריבית, סכומי הריבית שהיה על החברה לשלם (וטרם שולמו) בגין התקופה שבגינה טרם שולמה הריבית עד למועד העמדת אגרות החוב לפירעון מיידי, בלי כל העדפה בקשר לקדימות בזמן של הוצאת אגרות החוב על ידי החברה או באופן אחר, ואת העודף, אם יהיה כזה, ישלם הנאמן לחברה או לחליפיה, לפי העניין.

מהתשלומים למחזיקי אגרות החוב ינוכה מס במקור, ככל שיש חובה לנכותו על פי כל דין.

יובהר, כי ככל והיה על החברה לשאת באיזה מההוצאות אולם לא עשתה כן, יפעל הנאמן לקבלת הסכומים כאמור מהחברה ובמקרה ויצליח לקבלם יוחזקו על ידו בנאמנות וישמשו בידיו למטרות ולפי סדר העדיפות המפורט בסעיף זה

12.	סמכות לדרוש מימון

הנאמן רשאי להורות לחברה בכתב להעביר לחשבון הנאמן, עבור מחזיקי אגרות החוב וחלף ביצוע התשלום להם, חלק או מלוא התשלום הבא (ריבית ו/או קרן) אותו תעביר החברה לנאמן במועד שנקבע על פי שטר מתוקן זה לביצוע התשלום הבא (ולא קודם לכן), וזאת לשם מימון ההליכים ו/או ההוצאות ו/או שכר הנאמן על פי שטר מתוקן זה. החברה תפעל על פי הודעת הנאמן ויראו את החברה כמי שמילאה אחר התחייבותה כלפי המחזיקים אם העבירה את הסכום שנדרש על ידי הנאמן לזכות החשבון שפרטיו פורטו בהודעת הנאמן. אין באמור כדי לשחרר את החברה מחבותה לשאת בתשלומי ההוצאות והשכר כאמור מקום בו היא חייבת לשאת בהם על פי שטר מתוקן זה או על פי דין.

יובהר, כי למרות האמור בסעיף 11 לעיל ובסעיף 12 זה, הנאמן יפעל באופן סביר לגביית החזר הוצאות אשר על החברה לשאת בהן על פי הוראות שטר הנאמנות המתוקן, וכל סכום אשר יתקבל מהחברה בהקשר זה ישמש בידו לפי סדר העדיפות המנוי בסעיף 11 לעיל.

13.	סמכות לעכב חלוקת כספים

13.1.	למרות האמור בסעיף 11 לעיל, היה והסכום הכספי אשר יתקבל כתוצאה מנקיטת ההליכים האמורים לעיל ואשר יעמוד בזמן כלשהו לחלוקה, כאמור באותו סעיף, יהיה נמוך מ-1 מיליון ש"ח, לא יהיה הנאמן חייב לחלקו והוא יהיה רשאי להשקיע את הסכום האמור, כולו או מקצתו, בהשקעות המותרות לפי שטר מתוקן זה כאמור בסעיף 17.

13.2.	לכשתגענה ההשקעות האמורות לעיל על רווחיהן יחד עם כספים נוספים שיגיעו לידי הנאמן לצורך תשלומם למחזיקי אגרות החוב, אם יגיעו, לסכום אשר יספיק כדי לשלם לפחות 1 מיליון ש"ח, ישלמם הנאמן למחזיקי האגרות כאמור בסעיף 11 לעיל. במקרה בו תוך פרק זמן סביר לא יהיה בידי הנאמן סכום אשר יספיק כדי לשלם לפחות 1 מיליון ש"ח, יחלק הנאמן למחזיקי אגרות החוב את הכספים שבידו ובכל מקרה לא יאוחר מאחת לשלושה חודשים. על אף האמור, מחזיקי אגרות החוב יוכלו, בהחלטה רגילה, לחייב את הנאמן לשלם להם את הסכומים שנצברו בידו אף אם לא הגיעו כדי 1 מיליון ש"ח. על אף האמור, תשלום שכר הנאמן והוצאות הנאמן ישולמו מתוך הכספים האמורים מיד עם הגיע מועדם, אף אם הסכומים שהגיעו לידי הנאמן הינם נמוכים מהסך האמור.

14.	הודעה על חלוקה, הימנעות מתשלום מסיבה שאינה תלויה בחברה והפקדה אצל הנאמן

14.1.	הנאמן יודיע למחזיקי אגרות החוב על היום והמקום שבו יבוצע תשלום כל שהוא מבין התשלומים הנזכרים בסעיפים 11 ו-12 לעיל. הודעה כאמור תימסר באופן הקבוע בסעיף 25 להלן לפני ביצוע תשלום כאמור.

לאחר היום הקבוע בהודעה יהיו מחזיקי אגרות החוב זכאים לריבית בגינן לפי השיעור הקבוע באגרות החוב, אך ורק על היתרה הבלתי מסולקת של הקרן (אם תהיה כזו) לאחר ניכוי הסכום ששולם או שהוצע להם לתשלום כאמור.

14.2.	הכספים שיחולקו כאמור בסעיף 14.1 לעיל יחשבו כתשלום על חשבון הפירעון.

14.3.	סכום כלשהו המגיע למחזיק אגרות החוב שלא שולם בפועל במועד הקבוע לתשלומו, מסיבה שאינה תלויה בחברה, בעוד שהחברה הייתה מוכנה לשלמו, יחדל לשאת ריבית מהמועד שנקבע לתשלומו, והמחזיק באגרות החוב יהיה זכאי אך ורק לאותם סכומים, שהיה זכאי להם במועד שנקבע לפירעון אותו תשלום על חשבון הקרן והריבית.

14.4.	החברה תפקיד בידי הנאמן תוך 15 ימי עסקים מהמועד שנקבע לאותו תשלום את סכום התשלום שלא שולם במועדו, כאמור בסעיף 14.3 לעיל, ותודיע למחזיקי אגרות החוב על הפקדה כאמור, וההפקדה הנ"ל תחשב כסילוק אותו תשלום ובמקרה של סילוק כל המגיע בגין איגרת החוב, גם כפדיון איגרת החוב.

14.5.	הנאמן ישקיע במסגרת חשבונות נאמנות בשמו ולפקודתו את הכספים שיועברו אליו כאמור בסעיף 14.4 לעיל בהשקעות המותרות לנאמן על פי שטר מתוקן זה (כאמור בסעיף 17 להלן). עשה כן הנאמן, לא יהיה חייב לזכאים בגין אותם סכומים אלא את התמורה שתתקבל ממימוש ההשקעות בניכוי שכר טרחתו והוצאותיו, ההוצאות הסבירות הקשורות בהשקעה האמורה ובניהול חשבונות הנאמנות, העמלות הסבירות ותשלומי החובה החלים על חשבון הנאמנות. מתוך הכספים כאמור יעביר הנאמן סכומים למחזיקי אגרות החוב הזכאים להם, וזאת בסמוך ככל הניתן לאחר שיומצאו לנאמן הוכחות ואישורים סבירים על זכותם לסכומים אלו, ובניכוי הוצאותיו הסבירות, העמלות, תשלומי החובה ושכר טרחתו.

14.6.	הנאמן יחזיק בכספים אלו וישקיעם בדרך האמורה עד לתום שנתיים ממועד הפירעון הסופי של אגרות החוב. לאחר מועד זה, יעביר הנאמן לחברה את הסכומים כאמור בסעיף 14.5 לעיל, כולל רווחים הנובעים מהשקעתם בניכוי הוצאותיו, הוצאות אחרות אשר הוצאו בהתאם להוראות שטר מתוקן זה (כגון: שכר נותני שירותים וכיו"ב), ככל שיוותרו בידיו באותו מועד. החברה תחזיק בסכומים אלו בנאמנות עבור מחזיקי אגרות החוב הזכאים לאותם סכומים, ובכל הנוגע לסכומים שיועברו אליה על ידי הנאמן כאמור לעיל יחולו עליה הוראות סעיף 14.5 לעיל, בשינויים המחויבים. עם העברת הכספים מהנאמן לחברה יהיה הנאמן פטור מתשלום הסכומים כאמור למחזיקי אגרות החוב הזכאים.

14.7.	החברה תאשר לנאמן בכתב את אחזקת הסכומים ואת דבר קבלתם בנאמנות עבור מחזיקי אגרות החוב האמורים ותשפה את הנאמן בגין נזק כספי שייגרם לו עקב ובגין העברת הכספים כאמור, אלא אם כן פעל הנאמן ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת), בחוסר תום לב או במרמה.

14.8.	החברה תחזיק בכספים אלו בנאמנות עבור מחזיקי אגרות החוב הזכאים לאותם סכומים במשך שנה נוספת מיום העברתם אליה מאת הנאמן ולא תעשה בהם כל שימוש ותשקיעם בהתאם להוראות שטר מתוקן זה. כספים שלא יידרשו מאת החברה על ידי מחזיק אגרות חוב עד תום 7 שנים ממועד הפירעון הסופי של אגרות החוב, יעברו לידי החברה, והיא תהא רשאית להשתמש בכספים הנותרים לכל מטרה שהיא.

15.	קבלה מאת מחזיקי אגרות החוב ומאת הנאמן

15.1.	קבלה מאת הנאמן בדבר הפקדת סכומי הקרן והריבית אצלו לזכות מחזיקי אגרות החוב תשחרר את החברה בשחרור מוחלט בכל הקשור לעצם ביצוע התשלום של הסכומים הנקובים בקבלה.

15.2.	קבלה מאת מחזיק אגרת החוב בגין סכומי הקרן והריבית ששולמו לו על ידי הנאמן בגין איגרת החוב תשחרר את הנאמן ואת החברה בשחרור מוחלט בכל הקשור לעצם ביצוע התשלום של הסכומים הנקובים בקבלה.

15.3.	כספים שחולקו כאמור בסעיף 14 לעיל יחשבו כתשלום על חשבון הפירעון של אגרות החוב.

16.	הצגת אגרת חוב לנאמן ורישום בקשר עם תשלום חלקי

16.1.	הנאמן יהיה רשאי לדרוש ממחזיק אגרת חוב להציג בפני הנאמן, בזמן תשלום ריבית כלשהי או תשלום חלקי של סכום הקרן והריבית בהתאם להוראות סעיפים 13, 14 ו- 15 לעיל, את תעודת אגרות החוב שבגינן משולמים התשלומים ומחזיק אגרת החוב יהיה חייב להציג את תעודת אגרת החוב כאמור ובלבד שלא יהיה בכך כדי לחייב את מחזיקי אגרות החוב בכל תשלום ו/או הוצאה ו/או להטיל על מחזיקי אגרות החוב אחריות ו/או חבות כלשהי.

16.2.	הנאמן יהיה רשאי לרשום על תעודת אגרות החוב הערה בנוגע לסכומים ששולמו כאמור לעיל ותאריך תשלומם.

16.3.	הנאמן יהיה רשאי בכל מקרה מיוחד, לפי שיקול דעתו, לוותר על הצגת תעודת אגרות החוב לאחר שניתן לו על ידי מחזיק אגרת החוב כתב שיפוי ו/או ערובה מספקת להנחת דעתו בגין נזקים העלולים להיגרם מחמת אי רישום ההערה כאמור, הכל כפי שימצא לנכון.

16.4.	למרות האמור לעיל יהיה הנאמן רשאי לפי שיקול דעתו לקיים רישומים באופן אחר לגבי תשלומים חלקיים כאמור.

17.	השקעת כספים

כל הכספים אשר רשאי הנאמן להשקיעם לפי שטר מתוקן זה, יושקעו על ידיו, בתאגיד בנקאי בישראל אשר דורג על ידי חברה מדרגת בדירוג שאינו פחות מדירוג (AA2.il) של מידרוג בע"מ או דירוג מקביל לכך, בשמו או בפקודתו, לפי שיקול דעתו, באגרות חוב של ממשלת ישראל שדורגו על ידי חברה מדרגת בדירוג שאינו פחות מדירוג (AA2.il) של מידרוג בע"מ או דירוג מקביל לכך או בפיקדונות בנקאיים יומיים וזאת כפי שימצא למתאים, עשה כן הנאמן, לא יהיה חייב לזכאים בגין אותם סכומים אלא את התמורה שתתקבל ממימוש ההשקעות בניכוי שכר טרחתו והוצאותיו, העמלות וההוצאות הקשורות בהשקעה האמורה ובניהול חשבונות הנאמנות, העמלות ובניכוי תשלומי החובה החלים על חשבון הנאמנות, וביתרת הכספים כאמור יפעל הנאמן על פי הוראות שטר מתוקן זה, לפי העניין.

18.	התחייבויות החברה כלפי הנאמן

החברה מתחייבת בזאת כלפי הנאמן, כל זמן שאגרות החוב טרם נפרעו במלואן, כדלקמן:

18.1.	להתמיד ולנהל את עסקיה בצורה סדירה ונאותה.

18.2.	לנהל פנקסי חשבונות סדירים בהתאם לעקרונות חשבונאים מקובלים, לשמור את הפנקסים והמסמכים המשמשים להם כאסמכתאות, ולאפשר לנאמן או לכל נציג מורשה של הנאמן בכפוף להוראות כל דין לעיין, בכל זמן סביר שיתואם מראש עם החברה ולא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, בכל פנקס ו/או מסמך כאמור שהנאמן יבקש לעיין בו. לעניין זה, נציג מורשה של הנאמן פירושו מי שהנאמן ימנה למטרת עיון כאמור, וזאת בהודעה בכתב של הנאמן שתימסר לחברה לפני העיון כאמור.

18.3.	בכפוף להוראות סעיף 2.8 לעיל וככל שהדבר אינו מנוגד להוראות כל דין ו/או הסכם לגרום לכך כי נושא משרה הבכיר בכספים בחברה יתן, ולא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, לנאמן ו/או לנציג מורשה כאמור בסעיף 18.2 לעיל, כל הסבר, מסמך, חישוב או מידע, המצוי בידיו או אשר ניתן להכינו באופן סביר, בנוגע לחברה, עסקיה ו/או נכסיה שיהיו דרושים באופן סביר, על פי שיקול דעתו הסביר של הנאמן, לשם בדיקות שנעשות על ידי הנאמן לצורך הגנה על מחזיקי אגרות החוב.

18.4.	להודיע לנאמן בכתב בהקדם האפשרי ולא יאוחר מ-2 ימי עסקים על קרות כל אירוע מהאירועים המפורטים בסעיף 9.1 לעיל (על סעיפי המשנה שלו) או על ידיעה ממשית של החברה כי אירוע כאמור עומד להתרחש, וזאת ללא התחשבות בתקופות הריפוי הקבועות בסעיף 9.1 (על סעיפי המשנה שלו), ככל שקיימות כאלו בסעיפים האמורים.

18.5.	לתת לנאמן העתק מכל מסמך או כל מידע שהחברה העבירה למחזיקים באגרות החוב, ככל שתעביר. כן תעביר החברה לנאמן או לנציג מורשה שלו שיהיה עו"ד או רו"ח במקצועו (ואשר הודעה על מינויו תימסר על ידי הנאמן לחברה עם מינויו) מידע נוסף בנוגע לחברה (לרבות הסברים, מסמכים וחישובים בנוגע לחברה, עסקיה או נכסיה) המצוי בידה או אשר ניתן להכינם באופן סביר ואף תורה לרואה החשבון שלה וליועציה המשפטיים לעשות כן, לפי דרישה סבירה בכתב של הנאמן, וזאת לא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, ככל שלדעתו הסבירה של הנאמן המידע דרוש לו לשם יישום והפעלת הסמכויות, הכוחות וההרשאות של הנאמן ו/או בא כוחו על פי שטר הנאמנות המתוקן, לרבות מידע אשר נדרש לשם הגנה על זכויות מחזיקי אגרות החוב ובלבד שהנאמן פועל בתום לב, וזאת בכפוף להתחייבויות לסודיות כאמור בשטר נאמנות מתוקן זה.

18.6.	לזמן את הנאמן לאסיפותיה הכלליות (בין אם לאסיפות כלליות רגילות ובין אם לאסיפות כלליות שלא מן המניין של בעלי המניות בחברה) מבלי להעניק לנאמן זכות הצבעה באסיפות אלו.

18.7.	למסור לנאמן, על פי דרישתו, מסמכים ו/או פרטים ו/או מידע, כפי שידרשו באופן סביר על ידי הנאמן, בהתאם לשיקול דעתו הסביר וזאת לא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, לשם יישום והפעלת הסמכויות, הכוחות ההרשאות של הנאמן ו/או באי כוחו על פי שטר הנאמנות המתוקן, וזאת בכפוף להוראות סעיף 18.5 לעיל.

18.8.	בסמוך לאחר פרסומו של כל דוח כספי שנתי של החברה ולא יאוחר מיום 10 באפריל של כל שנה, וכל עוד שטר מתוקן זה בתוקף, תמציא החברה לנאמן אישור חתום על ידי מנכ"ל החברה או נושא משרה בכיר בחברה על כך שלפי מיטב ידיעת החברה בתקופה שמתאריך השטר המתוקן ו/או מתאריך האישור הקודם שנמסר לנאמן, המאוחר מביניהם, ועד למועד מתן האישור, לא קיימת מצד החברה הפרה של שטר מתוקן זה, לרבות הפרה של תנאי אגרות החוב, אלא אם כן צוין בו במפורש אחרת. אישור כאמור יכלול התייחסות ספציפית לסעיף 5.14 לשטר מתוקן זה.

18.9.	ככל שלא יתקבל אישור השעבוד (בהתאם לא יכנס לתוקפו סעיף 6.1 לשטר נאמנות מתוקן זה), לא יאוחר מעשרה ימי עסקים לאחר פרסום הדוח הכספי של החברה ליום 30 ביוני ומפרסום הדוחות השנתיים של החברה תמציא החברה לנאמן אישור חתום בחתימת נושא משרה בחברה בדבר עמידת החברה בהתחייבויות שבמבוא לסעיף 6 לשטר מתוקן זה לו יצורף פלט שעבודים עדכני של מרשמי החברה ומרשמי בי תקשורת ברשם החברות.

18.10.	למסור לנאמן את הדוחות והדיווחים המפורטים בסעיף 29 להלן.

18.11.	לבצע את כל הפעולות הנחוצות ו/או הדרושות באופן סביר ובהתאם להוראות כל דין לשם מתן תוקף להפעלת הסמכויות, הכוחות וההרשאות של הנאמן ו/או באי כוחו בהתאם להוראות שטר הנאמנות המתוקן.

18.12.	למסור לנאמן, על פי דרישתו הראשונה בכתב, אישור בכתב חתום על ידי נושא המשרה הבכיר בתחום הכספים בחברה כי כל התשלומים למחזיקי אגרות החוב שולמו במועדם, ואת יתרת הערך הנקוב של אגרות החוב שבמחזור.

18.13.	כמו כן, תעדכן החברה את הנאמן בכתב על כל שינוי כתובתה ו/או שמה. פרסום המידע כאמור במערכת המגנ"א, ייחשב כעדכון לנאמן לצרכי סעיף זה.

18.14.	למסור לנאמן לא יאוחר מתום 30 ימים ממועד הנפקת אגרות החוב (סדרה ג') על פי תשקיף ו/או ממועד הרחבת סדרת אגרות החוב (סדרה ג') העתק נאמן למקור של תעודת אגרת החוב.

יובהר, כי גם על מידע שימסר לנאמן ו/או נציגו המורשה, על פי הוראות סעיף 18 זה לעיל יחול האמור בסעיף 2.8 לעיל.

19.	התחייבויות נוספות

19.1.	במקרה בו תתקבל החלטה לפירעון מיידי על פי הוראות סעיף 9.2 לעיל, מתחייבת החברה: (1) לפרוע למחזיקי אגרות החוב ולשלם לנאמן את כל הסכומים המגיעים להם ו/או שיגיעו להם מכח שטר הנאמנות המתוקן, בין אם מועד החיוב בגינן חל או לא ('האצה' 'Acceleration'), וזאת תוך 7 ימים ממועד מסירת דרישתו הראשונה של הנאמן בכתב; ו- (2) למסור לנאמן, לבקשתו, כל תצהיר או הצהרות ו/או לחתום על כל מסמך ו/או לבצע ו/או לגרום לביצוע כל הפעולות הסבירות הנחוצות ו/או הדרושות באופן סביר ובהתאם לדין לשם מתן תוקף להפעלת הסמכויות, והכוחות וההרשאות של הנאמן ו/או באי כוחו הדרושים כדי לאכוף על החברה את התחייבותה כאמור בסעיף 19.1 זה ולמימוש בטוחות (ככל שניתנו).

19.2.	במקרה בו תתקבל החלטה לפירעון מיידי על פי הוראות סעיף 9.2 לעיל, יהיו הנאמן ו/או מחזיקי אגרות החוב, בהתאם לשיקול הדעת הבלעדי של הנאמן או המחזיקים, זכאים: (1) לדרוש את תשלומם המיידי של כל הסכומים אותם התחייבה החברה לשלם באופן מואץ כאמור בסעיף 19.1 לעיל; (2) לאחוז מיד בכל הצעדים שימצא לנכון לנקטם לשם מימוש ואכיפת הבטוחות (כולן או חלקן) שבידיו, להבטחת פירעון כל או חלק מהסכומים המגיעים למחזיקים ולנאמן על פי שטר הנאמנות המתוקן, בכל אופן סביר שימצא נכון ומועיל; (3) לממש, במלואה או בחלקה, כל בטוחה שניתנה לנאמן עבור מחזיקי אגרות החוב בכל דרך שיוחלט עליה ובהתאם לדין הרלוונטי בטריטוריה הרלוונטית לכל בטוחה; (4) למנות על ידי בית משפט נאמן או כונס נכסים או כונס נכסים מנהל על הנכסים משועבדים, כולם או מקצתם.

20.	דיווח על ידי הנאמן

20.1.	הנאמן יערוך בכל שנה, במועד שיקבע לכך בחוק ובהיעדר קביעת מועד כאמור עד לתום הרבעון השני בכל שנה קלנדרית, דוח שנתי על ענייני הנאמנות (להלן: "הדוח השנתי"), ויגיש אותו לרשות ולבורסה.

20.2.	הדוח השנתי יכלול את הפירוט שיקבע מעת לעת בחוק. הגשת הדוח השנתי לרשות ולבורסה, כמוה כהמצאת הדוח השנתי לחברה ולמחזיקים באגרות החוב.

20.3.	הנאמן חייב להגיש דוח לגבי פעולות שביצע לפי הוראות פרק ה'1 לחוק, לפי דרישה סבירה של מחזיקים בעשרה אחוזים (10%) לפחות מיתרת הערך הנקוב של אגרות החוב מאותה סדרה, בתוך זמן סביר ממועד הדרישה, והכל בכפוף לחובת סודיות שחב הנאמן כלפי החברה כאמור בסעיף 35י(ד) לחוק.

20.4.	הנאמן יעדכן את החברה לפני דיווח לפי סעיף 35ח1 לחוק.

21.	שכר הנאמן

21.1.	הנאמן יהיה זכאי לתשלומים של שכר טרחה והוצאות בקשר למילוי תפקידו, בהתאם למפורט להלן. מונה נאמן במקומו של נאמן שהסתיימה כהונתו לפי סעיפים 35ב(א1) או 35יד(ד) לחוק ניירות ערך, יישאו המחזיקים באגרות החוב (סדרה ג') בהפרש שבו עלה שכרו של הנאמן שמונה כאמור על השכר ששולם לנאמן שבמקומו מונה אם ההפרש כאמור הוא בלתי סביר, ויחולו הוראות הדין הרלוונטיות במועד החלפה כאמור.

21.2.	נשיאה של המחזיקים בהפרש כאמור תבוצע באופן של קיזוז החלק היחסי של ההפרש מכל תשלום שהחברה תבצע למחזיקי אגרות החוב בהתאם לתנאי שטר הנאמנות המתוקן והעברתו ע"י החברה ישירות לנאמן.

21.3.	מחזיקי אגרות החוב ישתתפו במימון שכר הנאמן והחזר הוצאותיו בהתאם להוראות סעיף 24 לשטר הנאמנות המתוקן (שיפוי לנאמן).

21.4.	החברה תשלם שכר לנאמן עבור שירותיו, בהתאם לשטר הנאמנות המתוקן, כמפורט להלן:

21.4.1.	בגין שנת הנאמנות הראשונה שתחל ממועד הנפקת אגרות החוב (סדרה ג'), או חלק ממנה, שכר טרחה שנתי בסך של 50,000 ש"ח בגין כל שנת נאמנות החל משנת הנאמנות השנייה ואילך, או כל חלק ממנה, שכר טרחה שנתי בסך של 40,000 ש"ח.

21.4.2.	כל אימת שתבוצע, לאחר ההנפקה המקורית של סדרה ג', הנפקה של אגרות חוב נוספות, או שהיקף הסדרה יורחב בדרך אחרת, יוגדל שכר הטרחה השנתי של הנאמן בסכום המשקף את מלוא שיעור הגידול בנפח הסדרה וזאת באופן קבוע עד לתום תקופת הנאמנות.

הסכומים על פי סעיף 21.3 לעיל יקראו "השכר השנתי".

21.5.	בנוסף, הנאמן יהיה זכאי להחזר בגין ההוצאות הסבירות שיוציא כהגדרתן להלן: סכומים אשר יוציא הנאמן במסגרת מילוי תפקידו ו/או מכח הסמכויות המוענקות לו על פי שטר הנאמנות המתוקן ובכלל זה הוצאות ועלויות בגין זימון וכינוס אסיפה של מחזיקי אגרות החוב והוצאות בגין שליחויות ונסיעות ולרבות בגין פרסומים בעיתונות הקשורים לזימון אסיפה, ובלבד שבגין הוצאות חוות דעת מומחה, כמפורט בשטר הנאמנות המתוקן, ייתן הנאמן הודעה מראש על כוונתו לקבל חוות דעת מומחה.

21.6.	הנאמן יהיה זכאי לתשלום נוסף, בסך של 500 ש"ח, בעבור כל שעת עבודה בגין פעולות מיוחדות שיידרש להן במסגרת תפקידו כנאמן (הכל כפוף לשטר הנאמנות המתוקן) לרבות:

(א)	פעולות הנובעות מהפרה של הוראות שטר הנאמנות המתוקן על-ידי החברה;

(ב)	פעולות בקשר להעמדת איגרת החוב לפירעון מיידי ו/או פעולות בקשר עם החלטת אסיפת מחזיקי אגרות חוב להעמיד את אגרות החוב לפירעון מיידי לרבות כל הנובע מכך;

(ג)	פעולות מיוחדות שיידרש לבצע, או שיהיה עליו לבצע, לצורך מילוי תפקידיו על-פי שטר הנאמנות המתוקן ו/או בקשר עם זכויות מחזיקי איגרות החוב ולשם הגנה עליהן, לרבות כינוסן של אסיפות מחזיקי אגרות חוב;

(ד)	פעולות מיוחדות, לרבות, אך לא רק, פעולה הנדרשת בשל שינוי במבנה החברה או פעולה הנדרשת בשל דרישת החברה או הנובעת ממנה או לצורך מילוי תפקידו כנאמן סביר, או עקב שינוי בדין ו/או בהוראות החוק (לרבות, אך לא רק, תקנות שיותקנו בעקבות תיקונים 50 ו-51 לחוק ניירות ערך) ו/או תקנות ו/או הוראות מחייבות אחרות החלות על פעולתו כנאמן, לפיהן יידרש הנאמן לבצע פעולות ו/או בדיקות ו/או להכין דוחות נוספים. החברה תישא בכל ההוצאות הסבירות שייגרמו לנאמן בשל האמור לעיל, לרבות שכ"ט סביר בגין פעולות אלו;

(ה)	פעולות בקשר לרישום או ביטול רישום של בטוחות במרשם המתנהל על פי כל דין, כמו כן, בדיקה, פיקוח בקרה, אכיפה וכיוצ"ב של התחייבויות (כגון: הגבלות על חופש הפעולה של החברה, שעבוד נכסים וכד'), שנטלה או שתיטול החברה או שיינטלו על ידי מי מטעמה או עבורה, בקשר להבטחת התחייבויות אחרות של החברה או מי מטעמה (כגון: ביצוע תשלומים לפי תנאי אגרות החוב) כלפי מחזיקי אגרות החוב, לרבות באשר למהות תנאי בטוחות והתחייבויות כאמור והתקיימותם.

21.1.	הסכומים האמורים בסעיף 21 זה ישולמו לנאמן תוך 30 ימי עסקים ממועד הוצאת דרישת התשלום על ידי הנאמן.

21.2.	בגין כל אסיפת בעלי מניות בה ייטול הנאמן חלק, לרבות נוכחותו באסיפה שלא נפתחה עקב העדרו של מניין חוקי, ישולם שכר נוסף של 600 ש"ח לישיבה.

21.3.	מע"מ אם יחול, יתווסף לתשלומים המגיעים לנאמן, על-פי הוראות סעיף זה וישולם על-ידי החברה.

21.4.	כל הסכומים האמורים בסעיף 21 זה הינם צמודים למדד המחירים לצרכן שיהיה ידוע במועד הנפקת אגרות החוב (סדרה ג') אך בכל מקרה לא ישולם סכום הנמוך מהסכומים הנקובים בסעיף 21 זה.

21.5.	כל הסכומים האמורים בסעיף 21 זה, ייהנו מעדיפות על פני כספים המגיעים למחזיקי אגרות החוב.

21.6.	השכר לנאמן ישולם בגין התקופה שעד תום תקופת הנאמנות על-פי תנאי שטר הנאמנות המתוקן, גם אם מונה לחברה כונס נכסים ו/או כונס נכסים מנהל ו/או באם הנאמנות על-פי שטר הנאמנות המתוקן תנוהל בהשגחת בית משפט.

22.	סמכויות הנאמן

22.1.	הנאמן רשאי במסגרת ביצוע עניני הנאמנות לפי שטר מתוקן זה להזמין את חוות דעתו או את עצתו בכתב של כל עורך דין, רואה חשבון, שמאי, מעריך, מודד, מתווך או מומחה אחר (להלן: "היועצים"), בין אם חוות דעת או עצה כזו הוכנה לבקשת הנאמן ו/או על ידי החברה, ולפעול על פי מסקנותיה והנאמן לא יהיה אחראי בעד כל הפסד או נזק שיגרם כתוצאה מכל פעולה או מחדל שנעשו על ידו בהסתמכו על עצה או חוות דעת כאמור, אלא אם כן הנאמן פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום-לב ו/או בזדון. החברה תישא במלוא שכ"ט וההוצאות הסבירות של העסקת היועצים שימונו כאמור ובלבד - ככל שהדבר יהיה אפשרי בנסיבות העניין וככל שלא יהיה בכך כדי לפגוע בזכויות המחזיקים מאגרות החוב (סדרה ג') - שהנאמן ייתן לחברה הודעה מראש על כוונתו לקבל חוות דעת מומחה או עצה כאמור, בצירוף פירוט שכר הטרחה הנדרש ומטרת חוות הדעת או העצה וכן ששכר הטרחה האמור אינו חורג מגבולות הסביר והמקובל. יובהר כי פרסום תוצאות אסיפת מחזיקים אודות החלטה על מינוי יועצים כאמור יהווה הודעה מספקת לחברה לעניין זה. כמו כן יהיה הנאמן רשאי לסלק על חשבון החברה את שכר טרחתו הסביר של כל יועץ כזה (לרבות מראש), והחברה תחזיר לנאמן מיד עם דרישתו הראשונה הוצאות אלו.

22.2.	כמו כן, לבקשת החברה וככל שיהא בכך צורך וככל שהדבר יהיה אפשרי בנסיבות העניין וככל שלא יהא בכך כדי לפגוע בזכויות המחזיקים, הנאמן והחברה יגיעו להסכמה על רשימה של לא יותר משלושה יועצים כאמור בעלי מוניטין ומומחיות רלוונטיים, אשר אליהם יפנה הנאמן לקבלת הצעות שכר טרחה למינויים כיועצים כאמור. החברה תבחר הצעה אחת מתוך ההצעות שיוגשו ותהיה רשאית לנהל מו"מ עם היועצים על הצעתם ובלבד שלא יהיה בכך כדי לעכב פעולות הנדרשות לביצוע לדעתו של הנאמן לשם הגנה על זכויות מחזיקי אגרות החוב (סדרה ג'), לרבות באמצעות יועצים כאמור. עם זאת, האמור לעיל לא יחול ככל שמונה יועץ מסוים על ידי אסיפת מחזיקי אגרות החוב וככל שהעיכוב הכרוך בהליך שלעיל עלול לפגוע בזכויות המחזיקים.

22.3.	כל עצה או חוות דעת כזו יכולה להינתן, להישלח או להתקבל על ידי מכתב, מברק, פקסימיליה או כל אמצעי אלקטרוני אחר להעברת מידע, והנאמן לא יהיה אחראי בגין פעולות שעשה בהסתמכו על עצה או חוות דעת או ידיעה שהועברו באחד האופנים המוזכרים לעיל למרות שנפלו בהן שגיאות או שלא היו אוטנטיות, אלא אם ניתן היה לגלות את השגיאות או את חוסר האוטנטיות בבדיקה סבירה ובלבד שלא פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום-לב ו/או בזדון. מובהר, כי המסמכים יהיו ניתנים להעברה, מחד, והנאמן רשאי להסתמך עליהם, מאידך, רק במקום בו הינם מתקבלים באופן ברור, וכאשר לא מתעורר כל קושי בקריאתם. בכל מקרה אחר, הנאמן יהיה אחראי לדרוש את קבלתם באופן המאפשר כאמור את קריאתם והבנתם, כראוי.

22.4.	הנאמן לא יהיה חייב להודיע לצד כלשהו על חתימת שטר מתוקן זה ולא יהיה רשאי להתערב באיזו צורה שהיא בהנהלת עסקי החברה או ענייניה. אין באמור בסעיף זה בכדי להגביל את הנאמן בפעולות שעליו לבצע בהתאם לשטר נאמנות מתוקן זה.

22.5.	הנאמן, ישתמש בנאמנות, בכוחות, בהרשאות ובסמכויות שהוקנו לו לפי שטר מתוקן זה לפי שיקול דעתו המוחלט ולא יהיה אחראי לכל נזק שנגרם עקב טעות בשיקול הדעת כנ"ל, אלא אם כן הנאמן פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום לב ו/או בזדון.

23.	סמכות הנאמן להעסיק שלוחים

בכפוף למסירת הודעה לחברה מראש, ובלבד שאין בכך לדעת הנאמן כדי לפגוע בזכויות מחזיקי אגרות החוב, הנאמן יהיה רשאי למנות שלוח/ים שיפעל/ו במקומו, בין עורך דין ובין אחר, כדי לעשות או להשתתף בעשיית פעולות מיוחדות שיש לעשותן בקשר לנאמנות ולשלם שכר סביר לכל שלוח כאמור, ומבלי לגרוע מכלליות האמור לעיל נקיטה בהליכים משפטיים או ייצוג בהליכי מיזוג או פיצול של החברה. החברה תהיה רשאית להתנגד למינוי כאמור בתוך 3 ימי עסקים במקרה בו השלוח הינו מתחרה, בין במישרין ובין בעקיפין, בעסקי החברה (לרבות חברות מאוחדות בדוחותיה הכספיים). מובהר, כי לא יהיה במינוי שלוח כאמור כדי לגרוע מאחריותו של הנאמן בגין פעולותיו ופעולות שלוחיו. כן יהיה הנאמן רשאי לסלק על חשבון החברה את שכר טרחתו הסביר של כל שלוח כזה, והחברה תשיב לנאמן עם דרישתו כל הוצאה כאמור, ובלבד שקודם למינוי שלוח כאמור יודיע הנאמן לחברה בכתב אודות המינוי בצירוף פירוט שכר טרחתו של השלוח ומטרת מינויו, ובנסיבות עלות שכרם של השלוחים אינה חורגת מגבולות הסביר והמקובל. מובהר, כי פרסום תוצאות החלטה של מחזיקי אגרות החוב לעניין מינוי שלוחים יהווה מתן הודעה כאמור ובלבד שקודם למינוי כאמור, הנאמן מסר לחברה את כל המידע והפירוט כאמור לעיל. למען הסר ספק, החברה לא תשיב לנאמן את שכרו או הוצאותיו של שלוח אשר מילא אחר הפעולות הרגילות שעל הנאמן לבצע מכוח שטר נאמנות המתוקן זה באשר ביצוע פעולות אלו כלול בשכר שהנאמן מקבל מהחברה לפי הוראות סעיף 21 לעיל. למען הסר ספק, במקרה בו הועמדו אגרות החוב לפירעון מיידי, לא יחשבו הפעולות שיידרש הנאמן לנקוט בקשר לכך כפעולות רגילות שעל הנאמן לבצע מכוח שטר נאמנות מתוקן זה לצורכי סעיף זה.

24.	שיפוי לנאמן

24.1.	החברה ומחזיקי אגרות החוב (במועד הקובע הרלוונטי כאמור בסעיף 24.5 להלן, כל אחד בגין התחייבותו כאמור בסעיף 24.3 להלן), מתחייבים בזאת לשפות את הנאמן וכל נושאי משרה בו, עובדיו, בעלי מניותיו, שלוח או מומחה שימנה וגורמים אחרים מטעם הנאמן לפי הוראות שטר הנאמנות המתוקן ו/או לפי החלטה שהתקבלה באסיפה של מחזיקי אגרות החוב (להלן: "הזכאים לשיפוי") ובלבד שלא יהיה כפל שיפוי או פיצוי באותו עניין:

24.1.1.	בגין כל הוצאה סבירה, נזק, תשלום או חיוב כספי על פי פסק דין או פסק בורר (שלא ניתן לגביהם עיכוב ביצוע) או על פי פשרה שנסתיימה (וככל שהפשרה נוגעת לחברה ניתנה הסכמת החברה לפשרה) אשר עילת מי מהם קשורה לפעולות שביצעו הזכאים לשיפוי או נמנעו מלבצע (לפי העניין) הזכאים לשיפוי או שעליהם לבצע מכוח הוראות שטר מתוקן זה, ו/או על פי חוק ו/או הוראה של רשות מוסמכת ו/או כל דין ו/או לפי דרישת מחזיקי אגרות החוב ו/או לפי דרישת החברה והכל בקשר לשטר נאמנות מתוקן זה; וכן

24.1.2.	בגין שכר המגיע לזכאים לשיפוי והוצאות סבירות שהוציאו ו/או שעומדים להוציא אגב ביצוע ו/או שימוש בסמכויות והרשאות על פי שטר מתוקן זה או על פי דין או בקשר לפעולות כאלה, שלפי דעתם הסבירה היו דרושות לביצוע הנ"ל. ו/או בקשר לשימוש בסמכויות והרשאות הנתונות בתוקף שטר מתוקן זה וכן בקשר לכל מיני הליכים משפטיים, חוות דעת עורכי דין ומומחים אחרים, משא ומתן, דין ודברים, הליכי חדלות פירעון, הליכי גביה, הסדרי חוב, הערכת מצב החוב, הערכות שווי, הוצאות, הוצאות נסיעה ו/או אחרות, ובלבד שיהיו סבירות, לרבות לצורך בדיקה ו/או טיפול ו/או מימוש של איזה מהנכסים המשועבדים תחת הבטוחות (ככל שתהיינה), תביעות ודרישות בנוגע לכל עניין ו/או דבר שנעשו ו/או לא נעשו באופן כלשהו ביחס לנדון.

והכל בתנאי כי:

א.	העניין בגינו ניתן השיפוי אינו סובל דיחוי (וזאת מבלי לפגוע בזכותם לדרוש שיפוי בדיעבד, אם וככל שתקום זכאותם);

ב.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו שלא בתום לב;

ג.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו שלא במסגרת תפקידם ו/או שלא בהתאם להוראות השטר ו/או הוראות הדין;

ד.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי התרשלו ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת);

ה.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו בזדון;

ו.	הזכאים לשיפוי הודיעו לחברה בכתב בסמוך לאחר שנודע להם על כל תביעה ו/או דרשה כאמור ואפשרו לחברה לנהל את ההליכים (למעט במקרים בהם ההליכים מנוהלים על ידי חברת הביטוח של הנאמן או אם החברה מצויה בניגוד עניינים);

מובהר כי גם במקרה בו יטען כנגד הזכאים לשיפוי, כי אינם זכאים לשיפוי בשל האמור בס"ק (ב) – (ה) לעיל, יהיו הזכאים לשיפוי זכאים, מיד עם דרישתם הראשונה לתשלום הסכום המגיע להם בגין 'התחייבות השיפוי'. במקרה כי בו יקבע בהחלטה שיפוטית חלוטה כי לא קמה לזכאים לשיפוי זכות לשיפוי בגין אילו מהתנאים המפורטים בסעיפים (ב) עד (ה) לעיל, ישיבו הזכאים לשיפוי את סכומי התחייבות השיפוי ששולמו להם.

התחייבויות השיפוי על פי סעיף 24.1 זה תקרא "התחייבות השיפוי".

24.2.	מבלי לגרוע מתוקף התחייבות השיפוי שבסעיף 24.1 לעיל וכפוף לחוק ניירות ערך, כל אימת שהנאמן יהיה חייב לפי תנאי שטר הנאמנות המתוקן ו/או על פי חוק ו/או הוראה של רשות מוסמכת ו/או כל דין ו/או לפי דרישת מחזיקי אגרות החוב ו/או לפי דרישת החברה, לעשות פעולה כלשהי, לרבות אך לא רק פתיחת הליכים או הגשת תביעות לפי דרישת בעלי אגרות החוב, כאמור בשטר מתוקן זה, יהיה הנאמן רשאי להימנע מלנקוט כל פעולה כאמור, עד שיקבל לשביעות רצונו פיקדון כספי מאת החברה ובמקרה בו החברה לא תעמיד פיקדון כספי מכל טעם שהוא, מאת מחזיקי אגרות החוב לכיסוי התחייבות השיפוי (להלן: "כרית המימון"). הנאמן יפנה למחזיקי אגרות החוב שהחזיקו במועד הקובע (כאמור בסעיף 24.5 להלן), בבקשה כי יפקידו בידיו את סכום כרית המימון, כל אחד על פי חלקו היחסי (כהגדרת מונח זה להלן). במקרה בו מחזיקי אגרות החוב לא יפקידו בפועל את מלוא סכום כרית המימון לא תחול על הנאמן חובה לנקוט בפעולה או בהליכים הרלוונטיים. אין באמור כדי לפטור את הנאמן מנקיטת פעולה דחופה הדרושה לשם מניעת פגיעה מהותית לרעה בזכויות מחזיקי אגרות החוב.

24.3.	התחייבות השיפוי:

24.3.1.	תחול על החברה בגין המקרים הבאים: (1) פעולות שבוצעו ו/או נדרשו להתבצע לפי תנאי שטר הנאמנות המתוקן או לשם הגנה על זכויות מחזיקי אגרות החוב; וכן (2) פעולות שבוצעו ו/או נדרשו להתבצע לפי דרישת החברה.

24.3.2.	תחול על המחזיקים שהחזיקו באגרות החוב הרלוונטיות במועד הקובע (כאמור בסעיף 24.5 להלן) במקרים הבאים: (1) פעולות שבוצעו לפי דרישת מחזיקי אגרות החוב (ולמעט פעולות כאמור שננקטו לפי דרישת מחזיקים, בעילות המפורטות בשטר נאמנות מתוקן זה, לשם הגנה על זכויות מחזיקי אגרות החוב); וכן (2) במקרה של אי תשלום על ידי החברה של כל או חלק מסכום 'התחייבות השיפוי', לפי העניין, החלה עליה על פי סעיף 24.1 לעיל (בכפוף להוראות סעיף 24.7 להלן). יובהר כי אין בתשלום בהתאם לס"ק (2) זה בכדי לגרוע מחובת החברה לשאת בהתחייבות השיפוי בהתאם להוראות סעיף 24.3.1.

24.4.	בכל מקרה בו החברה לא תשלם את הסכומים הדרושים לכיסוי התחייבות השיפוי ו/או במקרה בו חובת השיפוי חלה על המחזיקים מכח הוראות סעיף 24.3.2 לעיל ו/או המחזיקים התבקשו להפקיד את סכום כרית המימון לפי סעיף 24.2 לעיל, יחולו ההוראות הבאות:

24.4.1.	הכספים יגבו באופן הבא:

א.	ראשית - הסכום ימומן מתוך כספי הריבית ו/או הקרן שעל החברה לשלם למחזיקי אגרות החוב לאחר תאריך הפעולה הנדרשת, ויחולו הוראות סעיף 11 לעיל;

ב.	שנית - ככל שלדעת הנאמן לא יהיה בסכומים המופקדים בכרית המימון כדי לכסות את התחייבות השיפוי, יפקידו המחזיקים שהחזיקו במועד הקובע (כאמור בסעיף 24.5 להלן) כל אחד לפי חלקו היחסי (כהגדרת מונח זה) בידי הנאמן את הסכום החסר. הסכום שיפקיד כל מחזיק אגרות חוב ישא ריבית שנתית בשיעור השווה לריבית הקבועה על אגרות החוב וישולם בקדימות כאמור בסעיף 11 לעיל.

"חלקו היחסי" משמעו: החלק היחסי של אגרות החוב אותן החזיק המחזיק במועד הקובע הרלוונטי כאמור בסעיף 24.5 להלן מסך הערך הנקוב שבמחזור באותו מועד. מובהר, כי חישוב החלק היחסי ייוותר קבוע אף אם לאחר אותו מועד יחול שינוי בערך הנקוב של אגרות החוב שבידי המחזיק.

24.5.	המועד הקובע לקביעת חבות בהתחייבות השיפוי ו/או המועד הקובע לתשלום כרית המימון הינו כדלקמן:

24.5.1.	בכל מקרה בו התחייבות השיפוי ו/או תשלום כרית המימון נדרשים בשל החלטה או פעולה דחופה הדרושות לשם מניעת פגיעה מהותית לרעה בזכויות מחזיקי אגרות החוב וזאת ללא החלטה מוקדמת של אסיפת מחזיקי אגרות החוב - יהיה המועד הקובע לחבות תום יום המסחר של יום נקיטת הפעולה או קבלת ההחלטה ואם אותו יום אינו יום מסחר, יום המסחר הקודם לו.

24.5.2.	בכל מקרה בו התחייבות השיפוי ו/או תשלום כרית המימון נדרשים על פי החלטת אסיפת מחזיקי אגרות חוב - יהיה המועד הקובע לחבות המועד הקובע להשתתפות באסיפה (כפי שמועד זה נקבע בהודעת הזימון) ותחול גם על מחזיק אשר לא נכח או השתתף באסיפה.

24.6.	אין בתשלום על ידי המחזיקים במקום החברה של סכום כלשהו המוטל על החברה על פי סעיף 24 זה, כדי לשחרר את החברה מחבותה לשאת בתשלום האמור.

24.7.	ההחזר למחזיקי אגרות החוב (סדרה ג') אשר נשאו בתשלומים לפי סעיף זה יעשה על פי סדר הקדימויות הקבוע בסעיף 11 לעיל.

25.	הודעות

25.1.	כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב (לרבות מחזיקי אגרות חוב הרשומים במרשם שמנהלת החברה) תינתן על ידי פרסום דיווח מיידי במגנ"א של רשות ניירות ערך, ובמקרים המפורטים להלן בלבד בנוסף בדרך של פרסום מודעה בשני עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית: (1) הסדר או פשרה לפי סעיף 350 לחוק החברות; (ב) מיזוג. כל הודעה שתפורסם או שתישלח כאמור תיחשב כאילו נמסרה לידי מחזיק אגרות החוב ביום פרסומה במגנ"א כאמור.

25.2.	הנאמן רשאי להורות לחברה והחברה תהיה חייבת לדווח לאלתר במגנ"א בשם הנאמן כל דיווח למחזיקי אגרות החוב בנוסחו כפי שיועבר בכתב על ידי הנאמן לחברה. החברה תהא רשאית להוסיף בדיווח נפרד את התייחסותה ו/או תגובתה לדיווח האמור. כל הודעה שתפורסם כאמור תיחשב כאילו נמסרה לידי מחזיק אגרות החוב ביום פרסומה כאמור במגנ"א.

25.3.	במקרה בו תחדל החברה להיות "תאגיד מדווח" כמשמעותו בחוק, כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב תינתן על ידי משלוחה בדואר רשום לפי כתובתם האחרונה של המחזיקים הרשומים של אגרות החוב כמפורט במרשם. כל הודעה שתשלח כאמור תחשב כאילו נמסרה לידי מחזיקי אגרות החוב כעבור 3 ימי עסקים ממועד מסירתה בדואר רשום.

25.4.	העתקים מהודעות ומהזמנות שינתנו על ידי החברה למחזיקי אגרות החוב ישלחו על ידיה גם לנאמן. יובהר, כי הודעות והזמנות כאמור אינם כוללים דיווחים שוטפים של החברה לציבור. ההעתקים מהודעות והזמנות שינתנו על ידי הנאמן למחזיקי אגרות החוב ישלחו על ידיו גם לחברה. פרסום הודעות כאמור במגנ"א יבוא חלף מסירתן לנאמן או לחברה, כאמור לעיל בסעיף זה, לפי העניין.

25.5.	כל הודעה או דרישה מטעם הנאמן לחברה או מטעמה לנאמן תוכל להינתן על ידי מכתב שיישלח בדואר רשום לפי הכתובת המפורטת בשטרי הנאמנות, או לפי כתובת אחרת עליה יודיע צד אחד למשנהו בכתב, או באמצעות שליח, או באמצעות שיגורה בפקסימיליה (בתוספת וידוא טלפוני בדבר קבלתה אצל הנמען) ו/או בדואר אלקטרוני שקבלתו אושרה בדואר אלקטרוני חוזר (לא אוטומטי) על ידי הצד המקבל, וכל הודעה או דרישה שכזו תחשב כאילו נתקבלה על ידי הצד לו נשלחה ההודעה כעבור שלושה ימי עסקים מיום מסירתה בדואר רשום, או ביום בו אושרה קבלת הדואר האלקטרוני או ביום בו וודאה טלפונית קבלת הפקס, או ביום העסקים הראשון שלאחר מועד מסירתה באמצעות שליח או בהצעתה לנמען לקבלה מהשליח, לפי העניין.

25.6.	במקרה בו תחדל החברה להיות "תאגיד מדווח" כמשמעותו בחוק, כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב תינתן על ידי משלוחה בדואר רשום לפי כתובתם האחרונה של המחזיקים הרשומים של אגרות החוב כמפורט במרשם. כל הודעה שתשלח כאמור תחשב כאילו נמסרה לידי מחזיקי אגרות החוב כעבור 3 ימי עסקים ממועד מסירתה בדואר רשום.

26.	שינויים בתנאי אגרות החוב ושטר הנאמנות המתוקן

26.1.	בכפוף להוראות החוק והתקנות שתוקנו או יותקנו מכוחו, יהיה הנאמן רשאי מעת לעת ובכל עת, אם שוכנע כי אין בדבר משום פגיעה בזכויות מחזיקי אגרות החוב או כי הדבר הוא לתועלת מחזיקי אגרות החוב, לוותר על כל הפרה או אי מילוי של כל תנאי מתנאי אגרות החוב או שטר מתוקן זה על ידי החברה. יובהר כי הוראות סעיף 26.1 זה לא יחולו לגבי הנושאים הבאים:

מועדים ותשלומים על פי תנאי אגרות החוב, הקטנת שיעור הריבית הנקובה בתנאי אגרת החוב, עילות להעמדה לפירעון מיידי, התחייבות החברה לעמוד באמות מידה פיננסיות לפי סעיף 5.14 לעיל, מגבלות על חלוקה לפי סעיף 5.7 לעיל, מגבלות על הרחבת סדרה כאמור בסעיף 3.2.2 לעיל, יצירת שעבוד בניגוד לסעיף 6.1.3(ג) לעיל, בכפוף להוראות הדין, ובאישור מוקדם בהחלטה מיוחדת של אסיפת מחזיקי אגרות החוב (סדרה ג'), יהיה הנאמן רשאי, בין לפני ובין אחרי שקרן אגרות החוב תעמוד לפירעון, להתפשר עם החברה בקשר לכל זכות או תביעה של מחזיקי אגרות החוב או מי מהם ולהסכים עם החברה לכל הסדר של זכויותיהם, כולל לוותר על כל זכות או תביעה שלו ו/או של מחזיקי אגרות החוב או מי מהם כלפי החברה.

26.2.	בכפוף להוראות החוק והתקנות שתוקנו או יותקנו מכוחו, החברה והנאמן רשאים, בין לפני ובין לאחר שקרן אגרות החוב תעמוד לפירעון, לשנות את שטר הנאמנות המתוקן ו/או את תנאי אגרות החוב אם נתקיים אחד מאלה:

26.2.1.	למעט לגבי שינוי במועדי התשלומים על פי אגרת החוב, בשיעורי הריבית, בעילות להעמדה לפירעון מיידי, בשעבוד השלילי, באמות המידה הפיננסיות, במגבלות על חלוקה, במגבלות על הרחבת סדרה, וכן למעט שינוי זהות הנאמן או שכרו, או לשם מינוי נאמן במקומו של נאמן שהסתיימה כהונתו, אם שוכנע הנאמן כי השינוי אינו פוגע במחזיקי אגרות החוב וכן למעט הנושאים המפורטים בסעיף 26.1 לעיל.

26.2.2.	השינוי המוצע אושר בהחלטה מיוחדת של אסיפת מחזיקי אגרות החוב (סדרה ג').

26.3.	החברה תמסור למחזיקי אגרות החוב הודעה בכתב על כל שינוי כאמור לפי סעיף 26.1 או סעיף 26.2 לעיל בהקדם האפשרי ככל הניתן לאחר ביצועו.

26.4.	בכל מקרה של שימוש בזכות הנאמן על פי סעיף זה, יהיה הנאמן רשאי לדרוש ממחזיקי אגרות החוב למסור לו או לחברה את תעודות אגרות החוב לשם רישום הערה בהן בדבר כל פשרה, ויתור, שינוי או תיקון כאמור ולפי דרישת הנאמן תרשום החברה הערה כאמור בתעודות שימסרו לה. בכל מקרה של שימוש בזכות הנאמן על פי סעיף זה, יודיע על כך בכתב למחזיקי אגרות החוב ללא שיהוי ובהקדם האפשרי הניתן.

26.5.	מבלי לגרוע מהאמור לעיל, תנאי אגרות החוב יהיו ניתנים לשינוי גם במסגרת הסדר או פשרה, אשר אושר על ידי בית המשפט, לפי סעיף 350 לחוק החברות.

27.	מרשם מחזיקי אגרות החוב

27.1.	החברה תחזיק ותנהל במשרדה הרשום מרשם מחזיקי אגרות החוב בהתאם להוראות חוק ניירות ערך, אשר יהיה פתוח לעיונו של כל אדם.

27.2.	החברה לא תהיה חייבת לרשום במרשם מחזיקי אגרות החוב שום הודעה בדבר נאמנות מפורשת, מכללא או משוערת, או משכון או שעבוד מכל מין שהוא או כל זכות שביושר, תביעה או קיזוז או זכות אחרת כלשהי בקשר לאגרות החוב. החברה תכיר אך ורק בבעלותו של האדם שבשמו נרשמו אגרות החוב. יורשיו החוקיים, מנהלי עזבונו או מבצעי צוואתו של המחזיק הרשום וכל אדם שיהיה זכאי לאגרות חוב עקב פשיטת רגל של כל מחזיק רשום (ואם הוא תאגיד - עקב פירוקו) יהיו רשאים להירשם כמחזיקים בהן לאחר מתן הוכחות שלדעת החברה תספקנה להוכיח את זכותם להירשם כמחזיקים שלהם.

28.	תעודות ופיצול תעודות

28.1.	בגין אגרות החוב הרשומות על שם מחזיק אחד תוצא לו תעודה אחת, או לפי בקשתו, תוצאנה לו מספר תעודות (התעודות הנזכרות בסעיף זה תקראנה להלן: "התעודות"), כל אחת בכמות מינימלית של 1,000 (אלף) ש"ח ע.נ. (להלן: "הכמות המינימלית").

28.2.	כל תעודה ניתנת לפיצול לתעודות אשר סך כל הערך הנקוב של אגרות החוב הכלולות בהן שווה לסכום הערך הנקוב של אגרות החוב שנכללו בתעודה שפיצולה נתבקש ובלבד שהערך הנקוב בגין כל תעודה לא יפחת מהכמות המינימלית. הפיצול יעשה על פי בקשת פיצול חתומה על ידי הבעלים הרשום של אגרות החוב נשוא התעודה שפיצולה מתבקש כנגד מסירת התעודה שפיצולה מתבקש לחברה במשרדה הרשום. הפיצול יעשה תוך 30 יום מתום החודש בו נמסרה התעודה ביחד עם בקשת פיצולה במשרדה הרשום של החברה. תעודות אגרות החוב החדשות שיוצאו בעקבות הפיצול תהיינה בסכומי ערך נקוב בשקלים חדשים שלמים כל אחת. כל ההוצאות הכרוכות בפיצול, לרבות כל היטלים שהם, אם יהיו כאלה, יחולו על מבקש הפיצול.

29.	דיווח לנאמן

29.1.	בנוסף לאמור בסעיף 18 לעיל, החברה תערוך ותמסור לנאמן, כל עוד לא נפרעו כל אגרות החוב:

29.1.1.	דוחות כספיים מבוקרים של החברה לשנת הכספים שנסתיימה ב-31 בדצמבר של השנה שחלפה, מיד לאחר פרסומם על ידי החברה. פרסום דוחות אלו במגנ"א על ידי החברה יחשב כמסירת הדוחות לידי הנאמן.

29.1.2.	דוחות כספיים רבעוניים סקורים של החברה מיד לאחר פרסומם על ידי החברה. פרסום דוחות אלו במגנ"א על ידי החברה יחשב כמסירת הדוחות לידי הנאמן.

29.1.3.	העתק מכל מסמך שהחברה מעבירה למחזיקים באגרות החוב.

29.1.4.	[נמחק]

29.1.5.	כל מסמך דוח או הודעה אשר לפי הוראות כל דין על החברה להעביר לנאמן.

29.2.	הפכה החברה לתאגיד שאינו מדווח, כהגדרתו להלן, תמסור החברה לנאמן, דיווחים שנתיים, רבעוניים ומידיים כמפורט בהוראות החוזר המאוחד של משרד האוצר - אגף שוק ההון, ביטוח וחסכון- הוראות לעניין השקעת גופים מוסדיים באגרות חוב לא ממשלתיות, כפי שתהיינה מעת לעת. יובהר כי אין באמור כדי לגרוע מכל חובת דיווח החלה או אשר תחול על החברה על פי כל דין.

בסעיף זה: "תאגיד שאינו מדווח"- תאגיד שאינו "תאגיד מדווח" כהגדרתו בחוק ניירות ערך ואינו תאגיד אשר נסחר בבורסה מחוץ לישראל, כמפורט בתוספת השניה או השלישית לחוק ניירות ערך.

פרסום דוחות ו/או הודעות ו/או דיווחים כאמור לעיל במגנ"א על ידי החברה יחשב כמסירתם לידי הנאמן.

30.	באי כוח

החברה ממנה בזאת את הנאמן לאגרות החוב בתור בא כוחה, להוציא לפועל ולבצע בשמה ובמקומה את אותן הפעולות שתהיה חייבת לבצע לפי התנאים הכלולים בשטר מתוקן זה, ובדרך כלל לפעול בשמה בהתייחס לאותן פעולות שהחברה חייבת לעשותן על פי שטר מתוקן זה ולא ביצעה אותן או לבצע חלק מהסמכויות הנתונות לה, ולמנות כל אדם אחר כפי שהנאמן ימצא לנכון לביצוע תפקידיו על פי שטר מתוקן זה וזאת בכפוף לכך שהחברה לא ביצעה את הפעולות שהיא חייבת לבצע לפי תנאי שטר מתוקן זה תוך פרק זמן סביר על פי קביעת הנאמן ממועד דרישת הנאמן ובלבד שפעל באופן סביר.

אין במינוי לפי סעיף זה כדי לחייב את הנאמן לעשות כל פעולה והחברה פוטרת בזאת את הנאמן ושלוחיו מראש במקרה שלא יעשו כל פעולה שהיא, והחברה מוותרת מראש על כל טענה כלפי הנאמן ושלוחיו בגין כל נזק שנגרם או עלול להיגרם לחברה במישרין או בעקיפין, בגין זה, על סמך פעולה שלא נעשתה על ידי הנאמן ושלוחיו כאמור לעיל.

31.	תחולת חוק ניירות ערך

בכל עניין שלא נזכר בשטר מתוקן זה וכן בכל מקרה של סתירה בין הוראות החוק ותקנותיו (שאינן ניתנות להתניה) לבין שטר מתוקן זה, יפעלו הצדדים בהתאם להוראות החוק ותקנותיו.

32.	אסיפות של מחזיקי אגרות החוב

האסיפות הכלליות של מחזיקי אגרות החוב יכונסו ויתנהלו בהתאם לתנאים המפורטים בתוספת השנייה לשטר מתוקן זה.

33.	[נמחק]

34.	כללי

מבלי לגרוע מהוראותיו האחרות של שטר מתוקן זה ושל אגרות החוב, כל ויתור, ארכה, הנחה, שתיקה, הימנעות מפעולה (להלן ביחד: "ויתור") מצד הנאמן או החברה לגבי אי קיומה או קיומה החלקי או הבלתי נכון של התחייבות כלשהי, על פי שטר מתוקן זה ואגרת החוב, לא יחשבו כויתור מצד הנאמן או החברה, לפי העניין, על זכות כלשהי אלא כהסכמה מוגבלת להזדמנות המיוחדת בה ניתנה. מבלי לגרוע מההוראות האחרות של שטר מתוקן זה ואגרת החוב, כל שינוי בהתחייבויות הנאמן או החברה כאמור, מחייב קבלת הסכמת הנאמן או החברה מראש ובכתב (ובכלל זה "כתב" לרבות פקס או דואר אלקטרוני). כל הסכמה אחרת שאינה בכתב, לא תיחשב כהסכמה. זכויות הנאמן והחברה לפי הסכם זה הינן עצמאיות ובלתי תלויות זו בזו, ובאות בנוסף לכל זכות שקיימת ו/או שתהיה לנאמן ו/או לחברה על פי דין.

35.	אחריות הנאמן

35.1.	על אף האמור בכל דין ובכל מקום בשטר הנאמנות המתוקן, ככל שהנאמן פעל לשם מילוי תפקידו בתום לב ובתוך זמן סביר וכן בירר את העובדות שנאמן סביר היה מברר בנסיבות העניין, לא יהא אחראי כלפי מחזיק באגרות החוב לנזק שנגרם לו כתוצאה מכך שהנאמן הפעיל את שיקול דעתו לפי הוראות סעיף 35ח(ד1) או 35ט1 לחוק, אלא אם כן יוכיח התובע כי הנאמן פעל ברשלנות חמורה. מובהר כי ככל שתתעורר סתירה בין הוראת סעיף זה להוראה אחרת בשטר הנאמנות המתוקן, תגבר הוראת סעיף זה.

35.2.	פעל הנאמן בתום לב ובלא התרשלות בהתאם להוראות סעיף 35ח(ד2) או 35ח(ד3) לחוק, לא יהיה אחראי בשל ביצוע הפעולה כאמור.

36.	הסכמים אחרים

בכפוף להוראות החוק ולמגבלות המוטלות על הנאמן בחוק לא יהיה במילוי תפקידו של הנאמן, לפי שטר הנאמנות המתוקן, או בעצם מעמדו כנאמן, כדי למנוע אותו מלהתקשר עם החברה בחוזים שונים או מלבצע עמה עסקאות במהלך הרגיל של עסקיו, ובלבד שלא יהיה בכך כדי לפגוע במילוי התחייבויותיו של הנאמן על פי שטר הנאמנות המתוקן ובכשירותו כנאמן.

37.	מענים

מעני הצדדים יהיו כמופיע במבוא לשטר מתוקן זה או כל מען אחר אשר תינתן לגביו לצד שכנגד הודעה מתאימה בכתב.

38.	דין חל וסמכות שיפוט

הדין החל על שטר נאמנות מתוקן זה, על נספחיו, הינו הדין הישראלי בלבד. סמכות השיפוט הייחודית והבלעדית בכל הקשור לשטר מתוקן זה תהיה נתונה לבתי המשפט המוסמכים בתל אביב - יפו.

39.	הסמכה לדיווח במגנ"א

הנאמן מסמיך בחתימתו על שטר מתוקן זה, את מורשי החתימה האלקטרונית של החברה כפי שיהיו לדווח בשמו במגנ"א על התקשרותו בשטר מתוקן זה וחתימתו עליו, ככל שהדבר נדרש על פי דין.

ולראיה באו הצדדים על החתום:

בי קומיוניקיישנס בע"מ	רזניק פז נבו נאמנויות בע"מ

אני הח"מ, [*], עו"ד, מאשר כי שטר נאמנות מתוקן זה נחתם על ידי חברת בי קומיוניקיישנס בע"מ כדין על פי תקנונה, באמצעות ה"ה: [*] ו[*], אשר חתימתם מחייבת את החברה בקשר עם שטר מתוקן זה.

[*], עו"ד

לכבוד

רזניק פז נבו נאמנויות בע"מ

אנו הח"מ, בי תקשורת (אס פי2) בע"מ ובי תקשורת (אס פי1) בע"מ (להלן: "החברות הבנות"), כל אחת לחוד, מאשרות ומתחייבות, בין היתר בהתאם להחלטות הדירקטוריון מיום ______, כי:

1.	הננו מודעות להתחייבויות בי קומיוניקיישנס בע"מ ("החברה ") למחזיקי אגרות החוב (סדרה ג') על פי שטר הנאמנות המתוקן (יחד להלן: "שטר הנאמנות המתוקן"), ובכלל זה לתשלום הסכומים המובטחים על פי שטר הנאמנות המתוקן ו/או כפי שיוגדרו במסמכי השעבוד, בתנאי שאין בכך כדי לצמצם את ההתחייבויות על פי שטר הנאמנות המתוקן.

2.	נקיים את הוראות שטר הנאמנות המתוקן הרלוונטיות אלינו ובהתאם אנו נפעל כאמור בשטר הנאמנות המתוקן ועל פי כל המתחייב ממנו ביחס אלינו וזאת לאחר שהאורגנים המוסמכים הבינו את מהות ההתחייבויות כאמור, לרבות בקשר עם מניות בזק המשועבדות (כהגדרתן בשטר הנאמנות המתוקן), ובכלל זה אנו מסכימות ומתחייבות בהתחייבות בלתי חוזרת, לשעבד את מניות בזק המשועבדות לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ג') וכן לטובת נאמן אגרות החוב (סדרה ד') עבור מחזיקי אגרות החוב (סדרה ד') וכן מתחייבות שלא לשעבד את מניות בזק המשועבדות כהגדרתן בסעיף 6.1 בשטר הנאמנות המתוקן וכן כל מניית הטבה שתוקצה לנו בגין מניות בזק המשועבדות, ככל שתוקצה והכל בכפוף לשטר הנאמנות המתוקן. ידוע לנו כי התחייבותנו זו הינה בלתי חוזרת הואיל וניתנה להבטחת זכויות צדדים שלישיים והכל כפוף לשטר נאמנות מתוקן זה. כמו כן, אנו מתחייבות כי ככל שלא יתקבל אישור השעבוד, ובהתאם לא ירשמו השעבודים על הנכסים המשועבדים לטובת לטובת הנאמן וכן לטובת נאמן אגרות החוב (סדרה ד') עבור מחזיקי אגרות החוב (סדרה ד'), כמפורט בסעיף 6.1 לשטר הנאמנות, נקיים את התחייבותנו לשעבוד שלילי, כמפורט בסעיף 6 לשטר הנאמנות.

3.	אנו מצהירות בזאת כי נכון למועד זה, לא יצרנו ולא התחייבנו ליצור שעבוד כלשהו על מניות בזק המשועבדות, לרבות על אילו מהזכויות הנלוות למניות אלו ו/או הקנינו זכויות כלשהן במניות בזק המשועבדות והכל למעט המפורט בשטר הנאמנות המתוקן.

4.	אנו מאשרות בזאת את נכונות ההצהרות אשר ניתנו על-ידי החברה במסגרת סעיף 6.1.2 לשטר הנאמנות המתוקן, ככל שהן חלות לגבינו ולגבי מניות בזק המשועבדות על-ידינו. מובהר כי התחייבותנו זו מוגבלת למניות בזק המשועבדות על ידנו בלבד והתמורה שתתקבל בגינן, וכי בשום מקרה לא יהיו מחזיקי אגרות החוב (סדרה ג') רשאים לתבוע מאיתנו כל סכום אחר ו/או נוסף אותו תהיה חייבת החברה למחזיקי אגרות החוב (סדרה ג') ואשר יהיה מעבר לאותן בטוחות. עוד מובהר כי אין באמור לעיל משום מתן התחייבות על-ידינו לשעבד את זכויותינו בנכסים אחרים לרבות במקרה בו החברה תידרש או תבקש להעמיד בטוחות נוספות ו/או חלופיות על-פי שטר הנאמנות המתוקן. מובהר כי האמור לעיל עומד בבסיס התחייבותנו כאמור בשטר הנאמנות המתוקן. כל עוד לא נפרעו אגרות החוב במלואן או הוסרו השעבודים, לפי העניין, יישארו כל התחייבויותינו בתוקפן המלא, וזאת גם במקרה של הסדר חובות, פשיטת רגל או פירוק של החברה ו/או של החברות הבנות.

5.	אנו מוותרות בזאת מראש על כל זכויות או טענות שחוק הערבות, התשכ"ז-1967 (או כל הוראת חוק שתבוא במקומו) (בסעיף זה: "חוק הערבות") מעניקים, ובכלל זה על זכויות, פטורים והפטרים מכוח סעיפים 6, 7(ב), 8, 11 ו-15(א) לחוק הערבות.

6.	אנו מסכימות כי זכויות חזרה לחברה שיהיו לנו לפי חוק הערבות, או לפי כל דין בקשר לחוב וכן כל זכות לקבל בהעברה או להשתתף בבטוחות כלשהן שהועמדו על-ידינו לטובת הנאמן ו/או מחזיקי אגרות החוב (סדרה ג'), תהיינה נחותות ונדחות לזכויות הנאמן ו/או מחזיקי אגרות החוב (לרבות במסגרת הליכי חדלות פירעון ו/או הסדר בחברה). בנוסף, כל עוד לא נפרעו אגרות החוב (סדרה ג') במלואן, אנו מתחייבים בזאת לא לבצע כל פעולה שתכליתה להשיג זכויות כלשהן בבטוחות שהועמדו על-ידינו לטובת הנאמן ו/או מחזיקי אגרות החוב (סדרה ג') וטרם שוחררו וכן, לא להגיש תביעה ו/או הוכחת חוב בפשיטת רגל, פירוק או הסדר תשלום אחר, בקשר לחברה, וזאת על אף כל תשלום שיבוצע על-ידינו בקשר לאגרות החוב (סדרה ג') (לרבות בדרך של מימוש השעבודים על הנכסים המשועבדים).

7.	אנו מצהירות ומאשרות את נכונות המצגים האמורים בשטר הנאמנות המתוקן לגבינו.

8.	כמו כן, אנו מצהירות כי אישור הדירקטוריון המופיע לעיל מהווה אישור לפי סעיף 282 לחוק החברות, התשנ"ט-1999.

בי תקשורת (אס פי1) בע"מ

בי תקשורת (אס פי2) בע"מ

אני, עו"ד ______, שהנני עוה"ד של בי תקשורת (אס פי1) בע"מ מאשר בזה כי ה"ה ______ ו______ חתמו על שטר נאמנות מתוקן זה והינם מוסמכים בחתימתם יחד לחייב את בי תקשורת (אס פי1) בע"מ כדין ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות בי תקשורת (אס פי1) בע"מ והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

____________

______,עו"ד

אני, עו"ד ______, שהנני עוה"ד של בי תקשורת (אס פי2) בע"מ מאשר בזה כי ה"ה ______ ו______ חתמו על שטר נאמנות מתוקן זה והינם מוסמכים בחתימתם יחד לחייב את בי תקשורת (אס פי2) בע"מ כדין ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות בי תקשורת (אס פי2) בע"מ והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

____________

______,עו"ד

לכבוד

רזניק פז נבו נאמנויות בע"מ

אנו הח"מ, [*], מאשרות ומתחייבות, בין היתר בהתאם להחלטות הדירקטוריון מיום [*] כי נקיים את הוראות סעיף 5.5 לשטר נאמנות מתוקן זה ידוע לנו כי התחייבותנו זו הינה בלתי חוזרת הואיל וניתנה להבטחת זכויות צדדים שלישיים והכל כפוף לשטר נאמנות מתוקן זה.

__________________

[*]

אני, עו"ד [*], שהנני עוה"ד של [*] מאשר/ת בזה כי ה"ה [*], חתם בפני על שטר נאמנות מתוקן זה והוא מוסמך בחתימתו לחייב את [*] ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות [*] והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

____________

[*], עו"ד

בי קומיוניקיישנס בע"מ

תוספת ראשונה

תעודת אגרות חוב (סדרה ג')

מונפקת בזאת אגרת חוב העומדת לפרעון בתשלום אחד ביום 30 בנובמבר, והנושאת ריבית שנתית כאמור להלן.

אגרות חוב (סדרה ג') רשומות על שם

מספר תעודה: [__]

ערך נקוב כולל של אגרות החוב שבתעודה זו [_____] ש"ח.

הבעלים הרשום של אגרות החוב שבתעודה זו [_____]

1.	תעודה זו מעידה, כי בי קומיוניקיישנס בע"מ (להלן: "החברה") תפרע את קרן אגרות החוב שבתעודה זו בתשלום אחד של 100% מקרן אגרות החוב (סדרה ג') אשר ישולם ביום 30 בנובמבר, 2024, והכל בכפוף למפורט בתנאים שמעבר לדף ולשטר הנאמנות המתוקן מיום [*] בין החברה מצד אחד לבין רזניק פז נבו נאמנויות בע"מ ו/או כל מי שיכהן מדי פעם כנאמן של מחזיקי אגרות החוב לפי שטר הנאמנות המתוקן ("הנאמן" ו- "שטר הנאמנות המתוקן" בהתאמה).

2.	אגרת חוב זו נושאת ריבית שנתית בשיעור של 3.85%, אשר תשולם במועדים ובתנאים והכל כמפורט בתנאים שמעבר לדף.

3.	אגרת חוב זו אינה צמודה למטבע או מדד כלשהו.

4.	אגרת חוב זו מונפקת כחלק מסדרה ג' של אגרות החוב שתנאיהן זהים לתנאי אגרת חוב זו, בכפוף לתנאים המפורטים מעבר לדף ובהתאם לשטר הנאמנות המתוקן, אשר נחתם בין החברה לבין הנאמן, ואינן מובטחות במועד הנפקתן לראשונה בשעבוד כלשהו.

5.	מובהר, כי הוראות שטר הנאמנות המתוקן יהוו חלק בלתי נפרד מהוראות אגרת חוב זו ויחייבו את החברה ואת המחזיקים באגרות החוב הכלולות בסדרה הנ"ל. בכל מקרה של סתירה בין האמור בתעודה זו לבין האמור בשטר הנאמנות המתוקן יגברו הוראות שטר הנאמנות המתוקן.

6.	תשלום הקרן והתשלום האחרון של הריבית ייעשו כנגד מסירת איגרת החוב לידי החברה במשרדה הרשום, במועד התשלום, כאמור בתנאים שמעבר לדף או בכל מקום אחר עליו תודיע החברה. הודעת החברה תימסר לא יאוחר מחמישה (5) ימי עסקים לפני מועד התשלום.

7.	כל אגרות החוב מסדרה זו תעמודנה בדרגה שווה בינן לבין עצמן (פרי-פסו), מבלי שתהיה כל זכות עדיפה לאחת על פני האחרת.

8.	החברה רשאית להנפיק בכל עת ומעת לעת (בין בהצעה פרטית ובין בהצעה לציבור) על פי שיקול דעתה הבלעדי, ללא צורך בהסכמת בעלי אגרות החוב או הנאמן, לרבות למחזיק קשור של החברה, אגרות חוב מסוג שונה או סדרות אחרות של אגרות חוב או ניירות ערך אחרים מכל מין וסוג שהוא, עם או בלי זכויות נלוות לרכישת מניות של החברה, בתנאי ריבית, פירעון, ותנאים אחרים ככל שהחברה תמצא לנכון, בין שהם עדיפים על פני תנאי אגרות החוב, שווים להם או נחותים מהם, והכל בכפוף להוראות שטר הנאמנות המתוקן. כמו כן, החברה שומרת לעצמה את הזכות להגדיל את הסדרה מפעם לפעם על פי שיקול דעתה הבלעדי, בהתאם להוראות כל דין ובכפוף להוראות סעיף 2.2 לתנאים הרשומים מעבר לדף. על אף האמור לעיל, ככל שתנפיק החברה סדרת אגרות חוב נוספת וסדרה נוספת זו לא תהיה מגובה בבטחונות (וכל עוד אינה מגובה בבטחונות), זכויות הסדרה הנוספת בפירוק לא תהיינה עדיפות על זו של אגרות החוב (סדרה ג').

9.	כל העברה של אגרות החוב כפופה למגבלות ההעברה המפורטות בסעיף 7 לתנאים הרשומים מעבר לדף של תעודת איגרת החוב.

נחתם על ידי החברה ביום [*] ב[*] [*].

בי קומיוניקיישנס בע"מ

על ידי:

מורשה חתימה: [*]         מורשה חתימה: [*]

אני הח"מ, [*], עו"ד, מאשר כי תעודת אגרות חוב זו זה נחתמה על ידי חברת בי קומיוניקיישנס בע"מ כדין על פי תקנונה, באמצעות ה"ה: [*] ו [*] וחתימתם מחייבת את החברה לצורכי איגרת חוב זו.

[*], עו"ד

התנאים הרשומים מעבר לדף

1.	כללי

באגרת חוב זו תהיינה לביטויים הבאים המשמעויות הבאות, אלא אם משתמעת כוונה אחרת מהקשר הדברים:

״מחזיקי אגרות החוב״ ו/או ״בעלי אגרות החוב״ ו/או ״המחזיקים״ -	כהגדרתם בסעיף 1.5 לשטר הנאמנות המתוקן לעיל.
"יום עסקים" או "יום עסקים בנקאי" -	כהגדרתו בהוראות הבנקאות (שירות ללקוח) (דרכי חישוב ריבית), תשנ"א-1990.
"קרן" -	סך הערך הנקוב של אגרות החוב (סדרה ג').
"החברה לרישומים" -	החברה לרישומים של בנק הפועלים בע"מ, או כל חברה לרישומים אחרת עמה תתקשר החברה לפי שיקול דעתה הבלעדי, ובלבד שכל ניירות הערך של החברה יהיו רשומים על שם אותה החברה לרישומים.
"אגרות החוב" או "סדרת אגרות החוב" או "הסדרה הרלוונטיות" -	סדרת אגרות חוב (סדרה ג') של החברה, רשומות על שם, שתנאיהן הינם בהתאם לתעודת אגרות החוב של סדרה ג', אשר תונפקנה מעת לעת על ידי החברה לפי שיקול דעתה הבלעדי.
"יום מסחר" -	כל יום בו מתבצעות עסקאות בבורסה לניירות ערך בתל אביב בע"מ.
"מסלקת הבורסה" -	מסלקת הבורסה לניירות ערך בתל אביב בע"מ.
"הבורסה" -	הבורסה לניירות ערך בתל אביב בע"מ.

תנאי אגרות החוב (התנאים הרשומים מעבר לדף) הינם חלק בלתי נפרד מהוראות שטר הנאמנות המתוקן ויראו את הוראות שטר הנאמנות המתוקן כאילו נכללו במפורש בתנאי אגרות חוב אלו. בכל מקרה של סתירה בין האמור באיגרת החוב לבין האמור בשטר הנאמנות המתוקן יגברו הוראות שטר הנאמנות המתוקן.

2.	אגרות החוב

2.1.	לחברה אגרות חוב (סדרה ג') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "אגרות החוב (סדרה ג')"). אגרות החוב (סדרה ג') תעמודנה לפירעון (קרן) בתשלום אחד והכל כמפורט בסעיפים 3 עד 5 להלן.

2.2.	הגדלת הסדרה

לעניין הגדלת סדרה, ראו סעיף 3.2 לשטר הנאמנות המתוקן.

2.3.	הנפקת ניירות ערך נוספים

לעניין הנפקת ניירות ערך נוספים, ראו סעיף 3.2 לשטר הנאמנות המתוקן.

3.	הקרן

3.1.	קרן אגרות החוב (סדרה ג')

אגרות החוב (סדרה ג') תעמודנה לפירעון (קרן) בתשלום אחד (100%) שישולם ביום 30 בנובמבר 2024.

4.	הריבית

4.1.	אגרות החוב (סדרה ג') תישאנה ריבית שנתית בשיעור של 3.85%.

הריבית על היתרה הבלתי מסולקת, כפי תהא מעת לעת, של קרן אגרות החוב (סדרה ג') תשולם החל מחודש נובמבר 2019, וכן פעמיים בשנה, בימים 31 במאי ו- 30 בנובמבר של כל אחת מהשנים 2020 ועד 2024, כאשר התשלום הראשון של הריבית ישולם ביום 30 בנובמבר 2019 והתשלום האחרון ישולם ביום 30 בנובמבר 2024.

4.2.	תשלומי הריבית ישולמו בעד התקופה של 6 חודשים שהסתיימה במועד תשלום הריבית הרלוונטי, למעט תשלום הריבית הראשון שיעשה ביום 30 בנובמבר 2019 וישולם בגין תקופה שתחילתה יום מסחר אחד לאחר מועד הסגירה (כהגדרת המונח בשטר הנאמנות המתוקן) והמסתיימת במועד התשלום האמור ויחושב לפי מספר הימים בתקופה האמורה ועל בסיס 365 ימים בשנה לפי הריבית השנתית כאמור לעיל.

4.3.	תשלום הריבית שישולם בכל מועד תשלום ריבית יחושב על פי שיעור הריבית השנתית כשהוא מחולק בשנים.

4.4.	הריבית בגין אגרות החוב (סדרה ג') תשולם בתשלומים דו שנתיים בעד תקופת הריבית שהסתיימה במועד התשלום (להלן: "תקופת הריבית"). תקופת הריבית הראשונה של אגרות החוב (סדרה ג') תתחיל יום מסחר אחד לאחר מועד הסגירה (כהגדרת המונח בשטר הנאמנות המתוקן) ותסתיים במועד התשלום הראשון של הריבית. כל תקופת ריבית נוספת של אגרות החוב (סדרה ג'), תתחיל ביום הראשון שלאחר תום תקופת הריבית הסמוכה לפניה, ותסתיים בתום תקופת הריבית (קרי: במועד התשלום הסמוך אחרי יום תחילתה). הריבית עבור תקופת הריבית הראשונה תחושב לפי מספר הימים בתקופה זו על בסיס של 365 ימים בשנה.

4.5.	התשלום האחרון של הריבית על יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ג') ישולם ביחד עם התשלום על חשבון הקרן של אגרות החוב (סדרה ג') וזאת כנגד מסירת תעודות אגרות החוב מאותה סדרה לידי החברה.

4.6.	ריבית פיגורים: כל תשלום על חשבון קרן ו/או ריבית, אשר ישולם באיחור העולה על שבעה (7) ימי עסקים מהמועד הקבוע לתשלומו על פי תנאי אגרות החוב, וזאת מסיבות התלויות בחברה, יישא ריבית פיגורים החל מהמועד הקבוע לתשלומו ועד למועד תשלומו בפועל. לעניין זה, "ריבית פיגורים" פירושה תוספת ריבית של 3% על בסיס שנתי מעבר לריבית שנושאות אגרות החוב במועד הרלוונטי, מחושבת פרו ראטה לתקופה שמהמועד הקבוע לתשלום ועד למועד התשלום בפועל[8]. במקרה שתשולם ריבית פיגורים, תפרסם החברה דיווח מיידי לפחות 2 ימי מסחר לפני תשלום כאמור בו תודיע על שיעורה של ריבית הפיגורים ושיעור הריבית שתשולם הכוללת את שיעור הריבית שנושאות אגרות החוב בתוספת ריבית הפיגורים ומועד תשלומה של הריבית הכוללת לאותה תקופה.

5.	תשלומי הקרן והריבית של אגרות החוב

5.1.	התשלומים על חשבון הריבית ו/או הקרן של אגרות החוב ישולמו לאנשים אשר שמותיהם יהיו רשומים בפנקס מחזיקי אגרות החוב (סדרה ג') בהתאם להוראות תקנון הבורסה כפי שיהיו באותה עת (להלן: "היום הקובע"), פרט לתשלום האחרון של הקרן והריבית שישולם לאנשים אשר שמותיהם יהיו רשומים בפנקס ביום התשלום ושיעשה כנגד מסירת תעודות אגרות החוב מאותה סדרה לידי החברה ביום התשלום, במשרדה הרשום של החברה או בכל מקום אחר עליו תודיע החברה. הודעת החברה כאמור תפורסם לא יאוחר מ-5 ימי עסקים לפני מועד התשלום האחרון.

מובהר, כי מי שאינו רשום בפנקס מחזיקי אגרות החוב (סדרה ג') ביום הקובע, לא יהיה זכאי לתשלום ריבית בגין תקופת הריבית שהתחילה לפני אותו מועד.

5.2.	בכל מקרה שבו מועד פירעון התשלום על חשבון קרן ו/או ריבית יחול ביום שאינו יום עסקים, יידחה מועד התשלום ליום העסקים הראשון הבא אחריו ללא תוספת תשלום, והיום הקובע לצורך קביעת הזכאות לפדיון או לריבית לא ישתנה בשל כך.

5.3.	התשלום לזכאים ייעשה בשיקים או בהעברה בנקאית לזכות חשבון הבנק של האנשים אשר שמותיהם יהיו רשומים בפנקס מחזיקי אגרות החוב (סדרה ג') ואשר יצוין בפרטים שימסרו בכתב לחברה בעוד מועד, בהתאם לאמור בסעיף 27 לשטר הנאמנות המתוקן ו- 5.5 להלן. אם החברה לא תוכל לשלם סכום כלשהו לזכאים לכך, מסיבה שאינה תלויה בה, יחולו הוראות סעיפים 14.3- 14.8 לשטר הנאמנות המתוקן.

5.4.	מחזיק אגרות החוב (סדרה ג') יודיע לחברה את פרטי חשבון הבנק לזיכוי בתשלומים לאותו מחזיק על פי אגרות החוב מאותה סדרה כאמור לעיל, או על שינוי בפרטי החשבון האמור או בכתובתו, לפי העניין, בהודעה בכתב שישלח בדואר רשום לחברה. החברה תהא חייבת לפעול על פי הודעתו של המחזיק בדבר שינוי כאמור לאחר חלוף 15 ימי עסקים מיום שהודעתו של המחזיק הגיעה לחברה.

5.5.	לא מסר מחזיק אגרות החוב הזכאי לתשלום כאמור בעוד מועד לחברה פרטים בדבר חשבון הבנק שלו, ייעשה כל תשלום על חשבון הקרן והריבית בשיק שיישלח בדואר רשום לכתובתו האחרונה הרשומה בפנקס לסדרה הרלוונטית. משלוח שיק לזכאי בדואר רשום כאמור ייחשב לכל דבר ועניין כתשלום הסכום הנקוב בו בתאריך שיגורו בדואר, ובלבד שנפרע עם הצגתו כהלכה לגביה.

5.6.	מכל תשלום בגין אגרות החוב (סדרה ג') ינוכה כל תשלום חובה ככל הנדרש על פי דין.

6.	הימנעות מתשלום מסיבה שאינה תלויה בחברה

לעניין הימנעות מתשלום מסיבה שאינה תלויה בחברה ראו סעיפים 14.3 - 14.8 לשטר הנאמנות המתוקן.

7.	העברה של אגרות החוב

7.1.	אגרות החוב ניתנות להעברה לגבי כל סכום ערך נקוב ובלבד שיהיה בשקלים חדשים שלמים. כל העברה של אגרות החוב (בידי מחזיק רשום) תיעשה על פי כתב העברה הערוך בנוסח המקובל להעברת מניות, חתום כיאות על ידי הבעלים הרשום או נציגיו החוקיים, וכן על ידי מקבל ההעברה או נציגיו החוקיים, שיימסר לחברה במשרדה הרשום בצרוף תעודות אגרות החוב המועברות על פיו, וכל הוכחה סבירה אחרת שתידרש על ידי החברה לשם הוכחת זכותו של המעביר להעברתן.

[8]	למען הסר ספק, לא תחול ריבית פיגורים בגין התקופה שמיום 1 בדצמבר 2018 והמסתיימת ביום 30 בנובמבר 2019.

7.2.	בכפוף לאמור לעיל, הוראות פרוצדוראליות הנכללות בתקנון החברה ביחס לאופן העברת מניות יחולו, בשינויים המתחייבים לפי העניין, ביחס לאופן העברת אגרות החוב ועל הסבתן.

7.3.	אם יחול כל תשלום חובה שהוא לרבות תשלומי מיסים והיטלים אחרים על כתב ההעברה של אגרות החוב, יימסרו לחברה הוכחות סבירות על תשלומם על ידי מבקש ההעברה.

7.4.	במקרה של העברת חלק בלבד מסכום הקרן הנקוב של אגרות החוב שבתעודה זו, תפוצל תחילה אגרת החוב על פי הוראות סעיף 8 להלן למספר תעודות אגרות חוב כמתחייב מכך (עד לכמות סבירה כפי שייקבע על ידי החברה), באופן שסך כל סכומי הקרן הנקובים בהן יהיה שווה לסכום הקרן הנקוב של תעודת אגרות החוב האמורה.

7.5.	לאחר קיום כל התנאים האלה תירשם ההעברה בפנקס, והחברה תהא רשאית לדרוש כי הערה בדבר ההעברה כאמור תירשם על תעודת אגרת חוב המועברת שתימסר למקבל ההעברה כי תוצא לו במקומה תעודת אגרת חוב חדשה, ויחולו על הנעבר כל התנאים המפורטים בשטר הנאמנות המתוקן ובתעודת איגרת חוב המועברת, כך שבכל מקום בו נאמר "מחזיק" יראו כאילו נאמר הנעבר, והוא ייחשב כמחזיק לצורכי שטר הנאמנות.

7.6.	כל ההוצאות והעמלות הכרוכות בהעברה יחולו על מבקש ההעברה.

8.	פיצול תעודת אגרות החוב

לעניין פיצול תעודת אגרות חוב, ראו סעיף 28 לשטר הנאמנות המתוקן.

9.	פדיון מוקדם של אגרות החוב (סדרה ג')

9.1.	פדיון מוקדם בעקבות מחיקה מהבורסה

במקרה בו יוחלט על ידי הבורסה על מחיקה מהרישום למסחר בה של אגרות החוב שטרם נפרעו מפני ששווי סדרת אגרות החוב (סדרה ג') פחת מהסכום שנקבע בהנחיות הבורסה בדבר מחיקה מהמסחר של אגרות חוב, תבצע החברה פדיון מוקדם, תפעל החברה כדלקמן:

(א)	תוך 45 ימים מתאריך החלטת דירקטוריון הבורסה בדבר המחיקה מרישום למסחר כאמור, תודיע החברה על מועד פדיון מוקדם שבו רשאי המחזיק באגרות החוב לפדותן. ההודעה על מועד הפדיון המוקדם תפורסם בדוח מיידי שישלח לרשות ולבורסה ובשני עיתונים יומיים נפוצים בישראל בשפה העברית ותימסר בכתב לכל המחזיקים הרשומים באגרות החוב.

(ב)	מועד הפדיון המוקדם יחול לא לפני 17 ימים מתאריך פרסום ההודעה ולא מאוחר מ-45 ימים מהתאריך הנ"ל, אך לא בתקופה שבין המועד הקובע לתשלום ריבית לבין מועד תשלומה בפועל.

(ג)	במועד הפדיון המוקדם תפדה החברה את אגרות החוב שהמחזיקים בהן ביקשו לפדותן. תמורת הפדיון לא תפחת מסכום הערך הנקוב של אגרות החוב בתוספת ריבית שנצברה עד ליום התשלום בפועל, כקבוע בתנאי אגרות החוב.

(ד)	קביעת מועד פדיון מוקדם כאמור לעיל אין בה כדי לפגוע בזכויות הפדיון הקבועות באגרות החוב של מי ממחזיקי אגרות החוב שלא יפדו אותן במועד הפדיון המוקדם כאמור לעיל, אך אגרות החוב (סדרה ג') כאמור תמחקנה מהמסחר בבורסה ויחולו עליהן, בין היתר, השלכות המס הנובעות מכך.

(ה)	פדיון מוקדם של אגרות החוב כאמור לעיל לא יקנה למי שהחזיק באגרות החוב שייפדו כאמור את הזכות לתשלום קרן או ריבית בגין התקופה שלאחר מועד הפדיון.

9.2.	פדיון מוקדם ביוזמת החברה

החברה תהא רשאית, לפי שיקול דעתה הבלעדי, לבצע פדיון מוקדם (חלקי או מלא) של אגרות החוב (סדרה ג'), בכל עת, אך לא לפני חלוף לפחות 60 ימים ממועד רישומן למסחר בבורסה של אגרות החוב (סדרה ג') ובמקרה כאמור יחולו ההוראות הבאות, והכל בכפוף להנחיות רשות ניירות ערך ולהוראות תקנון הבורסה וההנחיות מכוחו, כפי שיהיו במועד הרלוונטי:

(א)	תדירות הפדיונות המוקדמים לא תעלה על פדיון אחד לרבעון.

(ב)	נקבע פדיון מוקדם ברבעון שקבוע בו גם מועד לתשלום ריבית, או מועד לתשלום פדיון חלקי או מועד לתשלום פדיון סופי, יבוצע הפדיון המוקדם במועד שנקבע לתשלום כאמור.

לעניין זה "רבעון" משמעו כל אחת מהתקופות הבאות: ינואר – מרץ, אפריל – יוני, יולי –ספטמבר, אוקטובר-דצמבר.

(ג)	ההיקף המזערי של כל פדיון מוקדם, לא יפחת מ-1 מיליון ש"ח. למרות האמור לעיל, החברה רשאית לבצע פדיון מוקדם בהיקף הנמוך מ-1 מיליון ש"ח ובלבד שתדירות הפדיונות כאמור לא תעלה על פדיון אחד לשנה.

(ד)	כל סכום שיפרע בפירעון מוקדם על ידי החברה, ייפרע ביחס לכלל מחזיקי אגרות החוב, פרו-רטה לפי ע.נ. של אגרות החוב המוחזקות.

(ה)	עם קבלת החלטה של דירקטוריון החברה בעניין ביצוע פדיון מוקדם כאמור לעיל, תפרסם החברה דוח מיידי על כך וכן תשלח העתק של הדוח המיידי לנאמן, לא פחות מ- 17 ימים ולא יותר מ- 45 ימים לפני מועד הפדיון המוקדם.

(ו)	מועד הפדיון המוקדם לא יחול בתקופה שבין המועד הקובע לתשלום ריבית בגין אגרות החוב (סדרה ג') לבין מועד תשלום הריבית בפועל. בדוח המיידי כאמור תפרסם החברה את סכום הקרן שייפרע בפדיון מוקדם וכן את הריבית שנצברה בגין סכום הקרן האמור עד למועד הפדיון המוקדם, בהתאם לאמור להלן.

(ז)	לא ייעשה פדיון מוקדם לחלק מסדרת אגרות החוב הרלוונטית אם סכום הפדיון האחרון יפחת מ-3.2 מיליון ש"ח.

(ח)	במועד פדיון מוקדם חלקי, ככל שיהיה, החברה תודיע בדוח מיידי על: (1) שיעור הפדיון החלקי במונחי היתרה הבלתי מסולקת; (2) שיעור הפדיון החלקי במונחי הסדרה המקורית; (3) שיעור הריבית בפדיון החלקי על החלק הנפדה; (4) שיעור הריבית שישולם בפדיון החלקי, מחושב לגבי היתרה הבלתי מסולקת; (5) עדכון שיעורי הפדיונות החלקיים שנותרו, במונחי הסדרה המקורית; (6) המועד הקובע לזכאות לקבלת הפדיון המוקדם של קרן אגרות החוב שיהיה שישה (6) ימים לפני המועד שנקבע לפדיון המוקדם.

(ט)	טרם ביצוע פדיון מוקדם כאמור בסעיף זה, יועבר על ידי החברה לנאמן אישור חתום על ידי נושא משרה בכירה בחברה, המאשר את עמידתה (או אי עמידתה) באמות המידה הפיננסיות הקבועות בסעיף 5.14 לשטר הנאמנות המתוקן.

(י)	פדיון מוקדם חלקי יבוצע פרו רטה לכל אחד ממחזיקי אגרות החוב לפי ע.נ. של אגרות החוב המוחזקות על ידו במועד הקובע. במועד פדיון מוקדם חלקי, ככל שיהיה, החברה תשלם למחזיקי אגרות החוב (סדרה ג') את הריבית שנצברה רק עבור החלק הנפדה בפדיון החלקי ולא בגין כל היתרה הבלתי מסולקת והכול כחלק מסכום הפדיון המוקדם החלקי שיקבע ע"פ הוראות סעיף (יא) להלן.

(יא)	הסכום שישולם למחזיקי אגרות החוב (סדרה ג') במקרה של פדיון מוקדם, יהיה הערך ההתחייבותי של אגרות החוב העומדות לפדיון מוקדם, דהיינו: קרן בתוספת ריבית, עד למועד הפדיון המוקדם בפועל.

10.	רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור

לעניין זה ראו סעיף 4 לשטר הנאמנות המתוקן.

11.	מגבלות על חלוקה

מובהר, כי לא חלה על החברה כל מגבלה, מכוח שטר הנאמנות המתוקן או אגרות החוב (סדרה ג'), ביחס לביצוע חלוקה (כהגדרת המונח בחוק החברות, לרבות ביחס לרכישה עצמית) למעט כמפורט בסעיף 5.7 לשטר הנאמנות המתוקן.

12.	הוראות כלליות

12.1.	סכום הקרן והריבית משתלמים וניתנים להעברה בלי שים לב לכל זכויות שביושר או כל זכות קיזוז או תביעה נגדית הקיימות או שתהיינה קיימות בין החברה לבין מחזיק קודם, כולל המחזיק המקורי של אגרות החוב.

12.2.	כל מי שנעשה זכאי לאגרות החוב כתוצאה מפשיטת רגל או כתוצאה מהליכי פירוק של מחזיק אגרות החוב, תהיה לו הזכות, לכשיביא את אותן הראיות שהחברה תדרוש ממנו מדי פעם בפעם, להירשם במרשם כמחזיק אגרות החוב, או בכפיפות לתנאים המפורטים לעיל בתעודה זו, להעביר אותן.

12.3.	מחזיקי אגרות החוב יהיו רשאים להפעיל את זכויותיהם על פי אגרות החוב ושטר הנאמנות המתוקן באמצעות הנאמן או על פי החלטת אסיפה כללית של בעלי אגרות החוב בדרכים המפורטות באגרת החוב ובשטר הנאמנות המתוקן.

12.4.	הוראות שטר הנאמנות המתוקן, לרבות הזכות להעמדת אגרות החוב לפירעון מיידי, המפורטת בסעיף 9 לשטר הנאמנות המתוקן, יחשבו כחלק בלתי נפרד מאגרת חוב זו.

13.	שינויים בתנאי אגרות החוב ושטר הנאמנות המתוקן

לעניין זה ראו סעיף 26 לשטר הנאמנות המתוקן.

14.	אסיפות כלליות של מחזיקי אגרות החוב

האסיפות הכלליות של מחזיקי אגרות החוב תתכנסנה ותתנהלנה בהתאם לאמור בתוספת השנייה לשטר הנאמנות המתוקן.

15.	קבלות כהוכחה

לעניין זה ראו סעיף 15 לשטר הנאמנות המתוקן.

16.	החלפת תעודת אגרות החוב

במקרה שתעודת אגרות החוב תתבלה, תאבד או תושמד תהיה החברה רשאית להוציא במקומה תעודה חדשה של אגרות החוב, וזאת באותם תנאים של אגרות החוב (סדרה ג') ובכפוף להוכחה, לשיפוי ולכיסוי ההוצאות הסבירות שנגרמו לחברה לשם בירור אודות זכות הבעלות באגרות החוב, כפי שהחברה תמצא לנכון, בתנאי שבמקרה של בלאי, תעודת אגרות החוב הבלויה תוחזר לחברה לפני שתוצא התעודה החדשה. מיסים, היטלים וכן הוצאות אחרות הכרוכות בהוצאת התעודה החדשה, ככל שיחולו, יחולו על מבקש התעודה האמורה.

17.	הודעות

לעניין זה ראו סעיף 25 לשטר הנאמנות המתוקן.

תוספת שניה לשטר הנאמנות המתוקן

בכפוף להוראות חוק ניירות ערך, כינוס אסיפה של מחזיקי איגרות החוב, אופן ניהולה ותנאים שונים לגביה, יהיו כאמור להלן:

זימון אסיפה

1.	הנאמן יזמן, לא יאוחר מתום ארבעה עשר (14) ימים ממועד הגשת הדוח השנתי השני על ענייני הנאמנות (לפי סעיף 20 לשטר הנאמנות המתוקן) אסיפת מחזיקים האסיפה תכונס לא יאוחר מתום שישים (60) ימים ממועד הגשת הדוח האמור. על סדר יומה של האסיפה האמורה ייכלל, מינוי הנאמן לתקופה שתקבע, דיון בדוח השנתי על ענייני הנאמנות וכן כל נושא אחר שנקבע על סדר היום כאמור בסעיף 35יב2 לחוק ניירות ערך.

2.	הנאמן יכנס אסיפת מחזיקי אגרות חוב אם ראה צורך בכך, או לפי דרישה בכתב של מחזיקים באגרות החוב המחזיקים, לבד או יחדיו, לפחות בחמישה אחוזים (5%) מיתרת הערך הנקוב של אגרות החוב שבמחזור.

3.	במקרה שהמבקשים את זימון האסיפה הינם מחזיקי אגרות החוב, יהיה הנאמן רשאי לדרוש מהמבקשים שיפוי, לרבות מראש, עבור ההוצאות הסבירות הכרוכות בכך.

4.	נאמן שנדרש לכנס אסיפת מחזיקים לפי הוראות סעיף 2, יזמנה בתוך 21 ימים מיום שהוגשה לו הדרישה לכנסה, למועד שיקבע בהזמנה, ובלבד שמועד הכינוס לא יהיה מוקדם משבעה ימים ולא מאוחר מ-21 ימים ממועד הזימון; ואולם הנאמן רשאי להקדים את כינוס האסיפה, ליום אחד לפחות לאחר מועד הזימון, אם סבר כי הדבר דרוש לשם הגנה על זכויות המחזיקים ובכפוף להוראות סעיף 21 להלן; עשה כן, ינמק הנאמן בדוח בדבר זימון האסיפה את הסיבות להקדמת מועד הכינוס.

5.	הנאמן רשאי על פי שיקול דעתו הסביר לשנות את מועד כינוס אסיפה שזומנה על ידו לרבות להקדים את מועד כינוס האסיפה, ליום אחד לפחות לאחר מועד הזימון, אם סבר כי הדבר דרוש לשם הגנה על זכויות המחזיקים ובכפוף להוראות סעיף 21 להלן.

6.	הנאמן רשאי לקבוע כי האסיפה תתקיים באמצעים אלקטרונים.

7.	לא זימן הנאמן אסיפת מחזיקים, לפי דרישת מחזיק, בתוך המועד כאמור בסעיף 4 לעיל, רשאי המחזיק לכנס את האסיפה, ובלבד שמועד הכינוס יהיה בתוך 14 ימים, מתום התקופה לזימון האסיפה בידי הנאמן, והנאמן יישא בהוצאות שהוציא המחזיק בקשר עם כינוס האסיפה.

8.	לא התקיימה אסיפת מחזיקים כאמור בסעיף 1 או 2 לעיל, רשאי בית המשפט, לבקשת מחזיק, להורות על כינוסה.

9.	הורה בית המשפט כאמור בסעיף 8 לעיל, יישא הנאמן בהוצאות סבירות שהוציא המבקש בהליך בבית המשפט, כפי שקבע בית המשפט.

10.	החברה רשאית לזמן, בכל עת, אסיפה של מחזיקי איגרות החוב בתיאום עם הנאמן. אם החברה מזמינה אסיפה כזו, עליה לשלוח מיד לנאמן הודעה בכתב על המקום, היום והשעה בהם תתקיים האסיפה וכן על העניינים שיובאו לדיון בה, והנאמן או נציג מטעמו יהיו רשאים להשתתף באסיפה כאמור מבלי שתהיה להם זכות הצבעה. אסיפה כאמור תזומן למועד שיקבע בהזמנה, ובלבד שמועד הכינוס לא יהיה מוקדם משבעה ימים ולא מאוחר מ-21 ימים ממועד הזימון.

11.	מקום שאין אפשרות מעשית לכנס אסיפת מחזיקים או לנהלה בדרך שנקבעה לכך בשטר הנאמנות המתוקן או בחוק, רשאי בית המשפט, לבקשת החברה, מחזיק אגרות חוב הזכאי להצביע באסיפה או הנאמן, להורות שתכונס ותנוהל אסיפה בדרך שיקבע בית המשפט, ורשאי הוא לתת לשם כך הוראות משלימות ככל שיראה לנכון.

פגמים בכינוס

12.	בית המשפט רשאי, לבקשת מחזיק, להורות על ביטולה של החלטה שהתקבלה באסיפת מחזיקים שהתכנסה או שהתנהלה בלא שהתקיימו התנאים הקבועים לכך לפי החוק או לפי שטר הנאמנות המתוקן.

13.	היה הפגם בכינוס נוגע להודעה לגבי מקום כינוס האסיפה או מועדה, לא יהיה רשאי מחזיק שהגיע לאסיפה, על אף הפגם, לדרוש את ביטול ההחלטה.

הודעה על כינוס אסיפה

14.	הודעה על אסיפת מחזיקים תפורסם לפי הוראות פרק ז'1 לחוק ("דיווח אלקטרוני") ותימסר לחברה על ידי הנאמן לפני הדיווח האלקטרוני ובהתאם לקבוע בתקנות.

15.	הודעת הזימון תכלול את סדר היום, ההחלטות המוצעות וכן הסדרים לעניין הצבעה בכתב לפי הוראות סעיפים 29 ו-31 להלן.

סדר היום באסיפה

16.	הנאמן יקבע את סדר היום באסיפת מחזיקים, ויכלול בו נושאים שבשלהם נדרש כינוסה של אסיפת מחזיקים לפי סעיפים 1 ו-2 לעיל, וכן נושא שנתבקש כאמור בסעיף 18 לבקשת מחזיק.

17.	ככל שתזומן אסיפה כאמור בסעיף 10 לעיל תקבע החברה את סדר היום באסיפה.

18.	מחזיק, אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של סדרת אגרות חוב, רשאי לבקש מהנאמן לכלול נושא בסדר היום של אסיפת מחזיקים שתתכנס בעתיד, ובלבד שהנושא מתאים להיות נדון באסיפה כאמור.

19.	באסיפת מחזיקים יתקבלו החלטות בנושאים שפורטו בסדר היום בלבד.

מקום כינוס אסיפה

20.	אסיפת מחזיקים תיערך בישראל במשרדי החברה או במקום אחר עליו יודיע הנאמן או החברה. הנאמן רשאי לשנות את מען כינוס האסיפה. החברה תישא בעלויות כינוס האסיפה במען שאינו במשרדה.

המועד הקובע לבעלות באגרות חוב

21.	מחזיקים הזכאים להשתתף ולהצביע באסיפת המחזיקים הם מחזיקים באגרות חוב במועד שייקבע בהחלטה לזמן אסיפת מחזיקים.

יו"ר האסיפה

22.	בכל אסיפת מחזיקים יכהן הנאמן או מי שהוא מינה כיושב ראש אותה אסיפה.

23.	הנאמן יערוך פרוטוקולים של אסיפת מחזיקי אגרות החוב, וישמור אותם במשרדו הרשום לתקופה של שבע (7) שנים ממועד האסיפה. פרוטוקול האסיפה יכול שיהיה בדרך של הקלטה. פרוטוקול, ככל שנערך בכתב, ייחתם על ידי יושב הראש של האסיפה. כל פרוטוקול שנחתם בידי יושב ראש האסיפה מהווה ראיה לכאורה לאמור בו. מרשם הפרוטוקולים יישמר במשרדו הרשום של הנאמן, ויהיה פתוח לעיון המחזיקים והחברה בשעות העבודה ובתאום מראש, והעתק ממנו יישלח לכל מחזיק שיבקש זאת. הנאמן יהיה רשאי לעכב מסירה של כל פרוטוקול, לכל גורם שהוא, אם עפ"י שיקול דעתו הבלעדי, העברת הפרוטוקול, כולו או חלקו, עשויה לפגוע או להביא לפגיעה בזכויות מחזיקי אגרות החוב (סדרה ג').

24.	הכרזת יושב ראש האסיפה שהחלטה באסיפת מחזיקים התקבלה או נדחתה, בין פה אחד ובין ברוב פלוני, תהיה ראיה לכאורה לאמור בה.

25.	החברה (ו/או מי מטעמה לרבות כל נושא משרה בה) אינה זכאית לקבל פרוטוקול השיחות והדיונים בחלק של אסיפות מחזיקי אגרות החוב המתנהל ללא החברה או באסיפות מחזיקים המתנהלות ללא החברה.

מנין חוקי; אסיפה נדחית או נמשכת

26.	אסיפת מחזיקי אגרות החוב תיפתח על ידי יו"ר האסיפה לאחר שקבע כי קיים המניין החוקי הדרוש לאיזה מן הנושאים שעל סדר יומה של האסיפה, כדלקמן:

26.1.	בכפוף לדרישות חוק ניירות ערך בנושא מניין חוקי, ככל שאינן ניתנות להתניה, ולהוראות שטר הנאמנות המתוקן ובכפוף למניין החוקי הנדרש לצורך קבלת החלטה מיוחדת המניין החוקי הנדרש לקיום אסיפה של מחזיקי אגרות החוב יהיה נוכחותם של לפחות שני מחזיקי אגרות חוב, הנוכחים בעצמם או על ידי בא-כוחם, שלהם לפחות עשרים וחמישה אחוזים (25%) מיתרת הערך הנקוב של אגרות החוב שבמחזור, בתוך מחצית השעה מהמועד שנקבע לפתיחת האסיפה, אלא אם כן נקבעה דרישה אחרת בחוק.

26.2.	לא נכח באסיפת מחזיקים, בתום מחצית השעה מהמועד שנקבע לתחילת האסיפה, מנין חוקי, תידחה האסיפה למועד אחר שלא יקדם משני ימי עסקים לאחר המועד שנקבע לקיום האסיפה המקורית או מיום עסקים אחד, אם סבר הנאמן כי הדבר דרוש לשם הגנה על זכויות המחזיקים; נדחתה האסיפה, ינמק הנאמן בדוח בדבר זימון האסיפה את הסיבות לכך.

26.3.	בכפוף לדרישות חוק ניירות ערך בנושא מניין חוקי, ככל שאינן ניתנות להתניה, ולהוראות שטר הנאמנות המתוקן ובכפוף למניין החוקי הנדרש לצורך קבלת החלטה מיוחדת לא נכח באסיפת המחזיקים הנדחית כאמור בסעיף 26.2 לעיל, מניין חוקי כעבור מחצית השעה לאחר המועד שנקבע לה, תתקיים האסיפה בכל מספר משתתפים שהוא, אלא אם כן נקבעה דרישה אחרת בחוק.

26.4.	על אף האמור בסעיף 26.3 לעיל, כונסה אסיפת המחזיקים על פי דרישת מחזיקים כאמור בסעיף 2 לעיל, תתקיים אסיפת המחזיקים הנדחית רק אם נכחו בה מחזיקים באגרות חוב לפחות במספר הדרוש לצורך כינוס אסיפה כאמור באותו סעיף (קרי: בחמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב שבמחזור).

27.	לפי החלטה של הנאמן או החלטה ברוב רגיל של המצביעים באסיפת מחזיקים שנכח בה מנין חוקי, ידחה המשכה של האסיפה המקורית מפעם לפעם, הדיון או קבלת החלטה בנושא שפורט בסדר היום, למועד אחר ולמקום שיקבע כפי שהנאמן או האסיפה כאמור יחליטו (להלן: "אסיפה נמשכת"). באסיפה נמשכת לא יידון אלא נושא שהיה על סדר היום ושלא נתקבלה לגביו החלטה.

נדחתה אסיפת מחזיקים בלי לשנות את סדר יומה, יינתנו הזמנות לגבי המועד החדש לאסיפה הנמשכת, מוקדם ככל האפשר, ולא יאוחר מ-12 שעות קודם לאסיפה הנמשכת; ההזמנות כאמור יינתנו לפי סעיפים 14 ו-15 לעיל.

השתתפות והצבעה

28.	הנאמן, בהתאם לשיקול דעתו הסביר ובכפוף להוראות כל דין, יהיה רשאי לפצל את האסיפה לאסיפות סוג ולקבוע מי יהיה רשאי להשתתף בכל סוג של אסיפה.

29.	מחזיק באגרות חוב רשאי להצביע באסיפת מחזיקים, בעצמו או באמצעות שלוח וכן בכתב הצבעה שבו יציין את אופן הצבעתו, ולפי הוראות סעיף 31 להלן.

30.	החלטה באסיפת המחזיקים תתקבל בהצבעה במניין קולות.

31.	כתב הצבעה יישלח על ידי הנאמן לכל מחזיקי אגרות החוב; מחזיק באגרות חוב רשאי לציין את אופן הצבעתו בכתב ההצבעה ולשולחו לנאמן.

כתב הצבעה שבו ציין מחזיק את אופן הצבעתו, אשר הגיע לנאמן עד למועד האחרון שנקבע לכך, ייחשב כנוכחות באסיפה לעניין קיום המניין החוקי כאמור בסעיף 26 לעיל.

כתב הצבעה שהתקבל אצל הנאמן כאמור לעיל לגבי עניין מסוים אשר לא התקיימה לגביו הצבעה באסיפת המחזיקים, ייחשב כנמנע בהצבעה באותה אסיפה לעניין החלטה על קיום אסיפת מחזיקים נדחית לפי הוראת סעיף 27 לעיל, והוא יימנה באסיפת המחזיקים הנדחית שתתקיים לפי הוראות סעיפים 27 או 26.3 ו-26.4 לעיל.

32.	כל 1 ש"ח ערך נקוב של אגרות החוב המיוצגות בהצבעה יקנה קול אחד בהצבעה. במקרה של מחזיקים במשותף באגרות חוב יתקבל רק קולו של מי שרשום ראשון מביניהם במרשם.

33.	מחזיק אגרות חוב רשאי להצביע בגין חלק מאגרות החוב שבהחזקתו לרבות להצביע בגין חלקן בעד הצעת החלטה ובגין חלק אחר נגדה ובגין חלק אחר להימנע, הכל כפי ראות עיניו.

34.	מחזיק באגרות חוב שהוא חברה בת של החברה, חברה קשורה של החברה, חברה כלולה של החברה, בעל שליטה בחברה, בן משפחתו או תאגיד בשליטת מי מהם, לא יובאו בחשבון לצורך קביעת המניין החוקי באסיפת מחזיקים, וקולותיהם לא יובאו במניין הקולות בהצבעה באסיפה כאמור.

החלטות

35.	החלטות אסיפת מחזיקים יתקבלו ברוב רגיל, אלא אם כן נקבע רוב אחר בחוק או בשטר הנאמנות המתוקן.

36.	במספר הקולות המשתתפים בהצבעה לא ימנו קולות הנמנעים מהצבעה.

37.	הצעת החלטה בנושא שלא נקבע לגביו להלן, כי תוכרע ברוב מסוים, תוכרע בהחלטה רגילה.

הצבעה ופעולות באמצעות שלוח/בא כוח

38.	כתב מינוי הממנה שלוח יהיה בכתב וייחתם על ידי הממנה או על ידי בא-כוחו שיש לו הסמכה לעשות כן בכתב כהלכה. אם הממנה הוא תאגיד, ייעשה המינוי בכתב ויהא חתום בחותמת התאגיד, בצירוף חתימת מורשי החתימה של התאגיד.

39.	כתב מינוי של שלוח ייערך בכל צורה אשר תהיה מקובלת על הנאמן.

40.	שלוח אינו חייב להיות בעצמו מחזיק איגרת חוב.

41.	כתב מינוי וייפוי הכוח וכל תעודה אחרת שעל פיה נחתם כתב המינוי או העתק מאושר של ייפוי כוח כזה, יימסר לנאמן עד למועד כינוס האסיפה אלא אם כן נקבע אחרת בהודעה המזמנת את האסיפה.

42.	הנאמן ישתתף באסיפה באמצעות עובדיו, נושאי משרה בו, ממלאי תפקיד בו או אדם אחר שיתמנה על ידו, אך לא תהיה לו זכות הצבעה.

43.	החברה וכל אדם אחר למעט הנאמן יהיו מנועים מלהשתתף באסיפת מחזיקי אגרות החוב או בכל חלק ממנה, לפי החלטת הנאמן או לפי החלטה רגילה של מחזיקי אגרות החוב. על אף האמור בסעיף 43 זה, החברה תוכל להשתתף בפתיחת אסיפה לשם הבעת עמדתה בקשר עם כל נושא שעל סדר היום של האסיפה ו/או הצגת נושא מסוים (לפי העניין).

פניה למחזיקי אגרות חוב

44.	הנאמן, וכן מחזיק, אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב שבמחזור מאותה סדרה, באמצעות הנאמן, רשאים לפנות בכתב למחזיקים על מנת לשכנעם לגבי אופן הצבעתם בנושא מהנושאים העולים לדיון באותה אסיפה (להלן: "הודעת עמדה").

45.	זומנה אסיפת מחזיקים לפי סעיף 2 לעיל, רשאי מחזיק לפנות לנאמן ולבקשו לפרסם, לפי הוראות פרק ז'1 לחוק, הודעת עמדה מטעמו למחזיקי אגרות החוב האחרים.

46.	הנאמן או החברה רשאים לשלוח הודעת עמדה למחזיקים באגרות החוב, בתגובה על הודעת עמדה שנשלחה כאמור בסעיף 44 ו-45 לעיל, או בתגובה לפנייה אחרת למחזיקי אגרות החוב.

בחינת ניגודי עניינים

47.	כונסה אסיפת מחזיקים, יבחן הנאמן את קיומם של ניגודי עניינים אצל המחזיקים, בין עניין הנובע מהחזקתם באגרות החוב לבין עניין אחר שלהם, כפי שיקבע הנאמן (בסעיף זה – "עניין מנוגד"), בהתאם להוראות כל דין כפי שיהיו באותה העת; הנאמן רשאי לדרוש ממחזיק המשתתף באסיפת מחזיקים להודיע לו, לפני ההצבעה, על עניין אחר שלו וכן אם יש לו ניגוד עניינים כאמור. הנאמן יסתמך על ההצהרות כאמור בלבד ולא יהיה חייב לערוך חקירה או בדיקה נוספת.

48.	מבלי לגרוע מכלליות האמור לעיל, ייחשב כל אחד מאלה כבעל עניין מנוגד:

48.1.	מחזיק אשר הנו מחזיק קשור (כהגדרת מונח זה בס' 4.2 בשטר הנאמנות המתוקן);

48.2.	מחזיק אשר כיהן כנושא משרה בחברה בסמוך למועד האירוע שבסיס ההחלטה באסיפה;

48.3.	כל מחזיק אשר קבע הנאמן לגביו כי הינו בעל "עניין מנוגד" לפי האמור להלן בכפוף לכל דין ו/או הוראת רשות מוסמכת ובכלל כך: כל מחזיק אשר יצהיר בכתב לנאמן כי הינו בעל עניין אישי מהותי כלשהו אשר חורג מעניינם של כלל מחזיקי אגרות החוב באסיפת מחזיקי אגרות החוב. מחזיק אשר לא ימסור הצהרה בכתב לאחר שהתבקש לעשות כן על-ידי הנאמן, יחשב כמי שהצהיר שיש לו עניין אישי כאמור, ולגביו יקבע הנאמן כי הינו מחזיק בעל עניין מנוגד. מבלי לגרוע מהאמור בסעיף זה, הנאמן יבחן אם מחזיק הינו מחזיק בעל "עניין מנוגד", גם בהתחשב בהחזקותיו של אותו מחזיק בניירות ערך אחרים של החברה ו/או ניירות ערך של כל תאגיד רלוונטי אחר להחלטה המובאת לאישור באסיפה (כפי שיפורט בכתב ההצבעה), בהתאם להצהרת אותו מחזיק.

49.	קביעת קיומו של עניין מנוגד תיעשה גם על סמך מבחן כללי של ניגודי עניינים שיערוך הנאמן. כמו כן, להסרת ספק מובהר, כי אין בהוראות לעניין הגדרת מחזיקי אגרות חוב בעלי עניין מנוגד כדי לגרוע מהוראות הדין, הפסיקה והנחיות מחייבות של רשות ניירות ערך, לעניין הגדרת מחזיקי אגרות חוב בעלי עניין מנוגד, כפי שיחולו במועד הבחינה.

50.	לצורך בחינת ניגוד עניינים כאמור יהא הנאמן רשאי להסתמך על חוות דעת משפטית שיזמין, ויחולו עליה הוראות שטר הנאמנות המתוקן לעניין נשיאה בהוצאות.

51.	יובהר, כי בחינת ניגוד עניינים כאמור לעיל, ככל והיא דרושה לדעת הנאמן, תיערך בנפרד ביחס לכל החלטה על סדר יומה של האסיפה וכן ביחס לכל אסיפה בנפרד. עוד יובהר, כי אין בהכרזה על מחזיק כעל בעל עניין מנוגד בהחלטה או אסיפה כלשהי, כשלעצמה, כדי להראות על עניין מנוגד של אותו מחזיק בהחלטה אחרת אשר על סדר יומה של האסיפה או על עניין מנוגד שלו באסיפות אחרות.

52.	בספירת מניין הקולות בהצבעה שהתקיימה באסיפת מחזיקים, לא יביא הנאמן בחשבון את קולותיהם של מחזיקים שלא נענו לדרישתו כאמור בסעיף 48.3 לתוספת זו או של מחזיקים שלגביהם מצא כי מתקיים עניין מנוגד כהגדרתו לעיל. על אף האמור, פחת סך החזקות המשתתפים בהצבעה, שאינם מחזיקים בעלי עניין מנוגד, משיעור של חמישה אחוזים (5%) מיתרת הערך הנקוב של אגרות החוב, יביא הנאמן בחשבון בספירת מניין הקולות בהצבעה גם את קולותיהם של המחזיקים בעלי עניין מנוגד.

כינוס אסיפת מחזיקים לצורך התייעצות

53.	אין בהוראות סעיפים 2, 4, 7, 16, 18 ו-19 לעיל כדי לגרוע מסמכות הנאמן לכנס אסיפת מחזיקים, אם ראה צורך בהתייעצות עמם; בזימון לאסיפה כאמור לא יפורטו נושאים לסדר יומה ומועד כינוסה יהיה יום אחד לפחות לאחר מועד הזימון.

באסיפה כאמור לא תיערך הצבעה, לא יתקבלו בה החלטות ולא יחולו עליה הוראות סעיפים 2, 4, 7, 16, 18, 19, 29, 31, 8, 9, 15, 27, 26, 45 ו-21 וכקבוע בחוק.

בי קומיוניקיישנס בע"מ - שטר נאמנות לאגרות חוב (סדרה ד')

תוכן עניינים
מספר סידורי	נושא	מספר עמוד
1.	מבוא, פרשנות והגדרות	2
2.	כללי	6
3.	הנפקת אגרות החוב	7
4.	רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור	8
5.	התחייבויות החברה	9
6.	בטחונות	13
7.	[נמחק]	21
8.	דרגת עדיפות	21
9.	זכות להעמדה לפירעון מיידי ו/או מימוש בטוחות	21
10.	תביעות והליכים בידי הנאמן	24
11.	נאמנות על התקבולים	24
12.	סמכות לדרוש מימון	25
13.	סמכות לעכב חלוקת כספים	25
14.	הודעה על חלוקה, הימנעות מתשלום מסיבה שאינה תלויה בחברה והפקדה אצל הנאמן	25
15.	קבלה מאת מחזיקי אגרות החוב ומאת הנאמן	26
16.	הצגת אגרת חוב לנאמן ורישום בקשר עם תשלום חלקי	26
17.	השקעת כספים	26
18.	התחייבויות החברה כלפי הנאמן	27
19.	התחייבויות נוספות	28
20.	דיווח על ידי הנאמן	28
21.	שכר הנאמן	28
22.	סמכויות הנאמן	29
23.	סמכות הנאמן להעסיק שלוחים	30
24.	שיפוי לנאמן	30
25.	הודעות	32
26.	שינויים בתנאי אגרות החוב ושטר הנאמנות	32
27.	מרשם מחזיקי אגרות החוב	33
28.	תעודות ופיצול תעודות	33
29.	דיווח לנאמן	33
30.	באי כוח	34
31.	תחולת חוק ניירות ערך	34
32.	אסיפות של מחזיקי אגרות החוב	34
33.	[נמחק]	34
34.	כללי	34
35.	אחריות הנאמן	34
36.	הסכמים אחרים	34
37.	מענים	34
38.	דין חל וסמכות שיפוט	35
39.	הסמכה לדיווח במגנ"א	35

1

שטר נאמנות

לאגרות חוב (סדרה ד')

מיום [*]

ב י ן:

בי קומיוניקיישנס בע"מ

מרחוב דב פרידמן 2, רמת גן

טלפון: 03-9240000

פקס: 03-7530075

(להלן: "החברה")

מצד אחד

ל ב י ן:

רזניק פז נבו נאמנויות בע"מ

מס' חברה 51-368347-4

מרחוב יד חרוצים 14, תל אביב

(להלן: "הנאמן")

מצד שני

הואיל	וביום ___ אושר הסדר החברה (כהגדרתו להלן), במסגרתו הוחלט על הנפקתאגרות חוב (סדרה ד') שאינן המירות למניות החברה;
והואיל	והנאמן הנו חברה מוגבלת במניות שנתאגדה בישראל כדין אשר מטרתה הינה עיסוק בנאמנויות;
והואיל	והנאמן מצהיר כי אין מניעה על פי החוק (כהגדרתו להלן) או כל דין אחר, להתקשרותו עם החברה על פי שטר נאמנות זה לרבות ביחס לניגודי עניינים המונעים את התקשרותו עם החברה כאמור, וכי הוא עונה על הדרישות ותנאי הכשירות הקבועים בחוק (כהגדרתו להלן), לשמש כנאמן על פי שטר נאמנות זה;
והואיל	ולנאמן אין כל עניין מהותי בחברה ולחברה אין כל עניין אישי בנאמן;
והואיל	והחברה מצהירה כי אין מניעה על פי כל דין ו/או הסכם להנפיק את אגרות החוב, ולהתקשרות עם הנאמן על פי שטר נאמנות זה;
והואיל	והחברה פנתה בבקשה אל הנאמן, כי בכפוף להנפקת אגרות החוב (סדרה ד'), הוא ישמש כנאמן למחזיקי אגרות החוב (סדרה ד'), שתונפקנה במסגרת זו, והנאמן הסכים לכך, הכל בכפוף ובהתאם לתנאי שטר נאמנות זה, ואין כל מניעה לפי כל דין ו/או הסכם להנפקת אגרות החוב (סדרה ד') על-ידי החברה וכי נתקבלו כל האישורים להנפקת אגרות החוב (סדרה ד'), והכל למעט כמפורט בהסדר החברה;
והואיל	והנאמן הסכים לחתום על שטר נאמנות זה, אשר ייכנס לתוקפו במועד הסגירה, ולפעול כנאמן של מחזיקי אגרות החוב;
והואיל	וברצון הצדדים להסדיר את תנאי אגרות החוב (סדרה ד') בשטר נאמנות זה, באופן בו שטר נאמנות זה יחול לגבי אגרות החוב (סדרה ד') בלבד;

לפיכך הוסכם, הוצהר והותנה בין הצדדים כדלקמן:

1.	מבוא, פרשנות והגדרות

1.1.	המבוא לשטר נאמנות זה והנספחים הרצופים לו מהווים חלק ובלתי נפרד הימנו.

1.2.	חלוקת שטר נאמנות זה לסעיפים וכן מתן כותרות לסעיפים, נעשו מטעמי נוחות וכמראי מקום בלבד, ואין להשתמש בהם לשם פרשנות.

1.3.	כל האמור בשטר זה בלשון רבים אף יחיד במשמע וכן להפך, כל האמור במין זכר אף מין נקבה במשמע וכן להפך, וכל האמור באדם אף תאגיד במשמע, והכל כשאין בשטר זה הוראה אחרת מפורשת ו/או משתמעת ו/או אם תוכן הדברים או הקשרם אינו מחייב אחרת.

1.4.	בכל מקרה של סתירה בין שטר הנאמנות למסמכים הנלווים לו, יגברו הוראות שטר הנאמנות וזאת בכפוף לתקנון הבורסה והנחיותיה.

2

1.5.	בשטר נאמנות זה תהיה לביטויים הבאים המשמעות שלצדם, אלא אם משתמעת כוונה אחרת מתוכן הדברים או הקשרם:

"החברה" -	בי קומיוניקיישנס בע"מ;
"בזק" -	בזק החברה הישראלית לתקשורת בע"מ, ח.צ 520031931;
"שטר זה" או "שטר הנאמנות" -	שטר נאמנות זה והתיקונים לו, ככל שיהיו, לרבות התוספות והנספחים המצורפים אליו ומהווים חלק בלתי נפרד הימנו;
"הנאמן" -	הנאמן הנזכר בראש שטר זה ו/או כל מי שיכהן מדי פעם בפעם כנאמן של מחזיקי אגרות החוב לפי שטר זה;
"חברה מוחזקת" -	כהגדרתה המונח בתקנות ניירות ערך (דוחות כספיים שנתיים), התש"ע-2010;
"חוק החברות" -	חוק החברות, תשנ"ט-1999 והתקנות שהותקנו מכוחו כפי שיהיו מעת לעת;
"החוק" או "חוק ניירות ערך" -	חוק ניירות ערך, התשכ"ח-1968 והתקנות שהותקנו מכוחו כפי שיהיו מעת לעת;
"מרשם" -	מרשם מחזיקי אגרות החוב כקבוע בסעיף 35ח2 לחוק וכאמור בסעיף 26 לשטר זה;
"בורסה" -	הבורסה לניירות ערך בתל אביב בע"מ;
"קרן" -	סך הערך הנקוב של אגרות החוב מסדרה ד';
"החלטה רגילה" -

החלטה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב בה נכחו, בעצמם או על ידי באי כוחם, מחזיקים באגרות החוב שלהם לפחות עשרים וחמישה אחוזים (25%) מיתרת הערך הנקוב של אגרות החוב (סדרה ד') שבמחזור, או באסיפה נדחית של אסיפה זו, שנכחו בה כל מספר משתתפים שהוא, ואשר נתקבלה (בין באסיפה המקורית ובין באסיפה הנדחית) ברוב רגיל של מספר הקולות המשתתפים בהצבעה, מבלי להביא בחשבון את קולות הנמנעים;

"החלטה מיוחדת" -

החלטה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב, בה נכחו, בעצמם או על ידי באי כוחם, מחזיקים באגרות החוב שלהם לפחות חמישים אחוזים (50%) מיתרת הערך הנקוב של אגרות החוב (סדרה ד') שבמחזור, או באסיפה נדחית של אסיפה זו, שנכחו בה מחזיקים בעשרים אחוזים (20%) לפחות מן היתרה האמורה, ואשר נתקבלה (בין באסיפה המקורית ובין באסיפה הנדחית) ברוב של המחזיקים בשני שלישים לפחות מיתרת הערך הנקוב של אגרות החוב המיוצג בהצבעה, למעט הנמענים שלא יבואו במניין קולות המצביעים;

"החברה לרישומים" -	החברה לרישומים של בנק הפועלים בע"מ, או חברה לרישומים שתבוא בנעליה על פי שיקול דעתה הבלעדי של החברה, ובלבד שכל ניירות הערך של החברה יהיו רשומים על שם אותה חברה לרישומים;

3

"סדרת אגרות החוב" או "סדרה ד'" או "אגרות החוב" -	סדרת אגרות חוב, שתכונה סדרה ד' של אגרות חוב של החברה, רשומות על שם, שתנאיהן הינם בהתאם לתעודת אגרות החוב של סדרה ד';
"אגרות החוב (סדרה ג')"	אגרות חוב (סדרה ג') אשר הונפקו על ידי החברה;
"נאמן אגרות החוב (סדרה ג')"	רזניק פז נבו נאמנויות בע"מ או מי שישמש מעת לעת כנאמן אגרות החוב (סדרה ג');
"מחזיקי אגרות החוב" ו/או "בעלי אגרות החוב" ו/או "המחזיקים" -	כהגדרת המונחים "מחזיק" "מחזיק בתעודות התחייבות" בחוק ניירות ערך;
"יום מסחר" -	כל יום בו מתבצעות עסקאות בבורסה לניירות ערך בתל אביב בע"מ;
"מסלקת הבורסה" -	מסלקת הבורסה לניירות ערך בתל-אביב בע"מ;
"בי תקשורת" -

בי תקשורת (אס פי2) בע"מ, ח.פ 514405398, חברה בת בבעלות מלאה של החברה (באמצעות בי תקשורת (אס פי1) בע"מ ח.פ 514405414, (להלן: "בי תקשורת 1") המצויה בבעלות מלאה ישירה של החברה ומחזיקה במישרין בבעלות מלאה של בי תקשורת);

"הסדר החברה"	תוכנית הסדר החוב בין החברה לבין מחזיקי אגרות החוב (סדרה ב') ו- (סדרה ג') שהנפיקה החברה;
"הסדר אינטרנט זהב"	תוכנית הסדר החוב בין אינטרט גולד – קווי זהב בע"מ לבין נושיה;
"ההסדר הכולל"	הסדר החברה והסדר אינטרנט זהב אשר אושרו על ידי בית המשפט המחוזי בתל אביב (תיק פר"ק _____) ביום ___;[1]
"מועד הסגירה"	המועד בו התקיימו כל התנאים לביצוע הסדר החברה, בהתאם למפורט בסעיף __ להסדר החברה, עליו תודיע החברה בדיווח מיידי בתוך יום עסקים אחד ממועד התקיימות התנאים כאמור;[2]

[1]	ההגדרות בנוגע להסדרים יותאמו בהתאם להסדר/הסדרים שיהיו בבי קום ואינטרנט זהב והמצב בפועל.
[2]	במסגרת הסדר החברה יקבע מנגנון מפורט שאלו עקרונותיו: (א) החברה תבצע תשלום על חשבון ריבית אגרות החוב (סדרה ג') אשר נצברה עד למועד הסגירה ואשר טרם שולמה (ולמען הסר ספק, למעט בגין אגרות החוב המפורטות בס"ק ד להלן); (ב) החברה תפרע 614,000,000 ש"ח ע.נ אגרות חוב (סדרה ג') (ולמען הסר ספק, למעט בגין אגרות החוב המפורטות בס"ק ד להלן); (ג) החברה תקצה את אגרות החוב (סדרה ד') לכל מחזיקי אגרות החוב (סדרה ג') (ולמען הסר ספק, למעט למחזיקי אגרות החוב המפורטות בס"ק ד להלן) (בד בבד עם מחיקת סכום זהה של 58,000,000 ש"ח ע.נ. מקרן אגרות החוב (סדרה ג'); (ד) החברה תקצה לחברת אינטרנט גולד – קווי זהב בע"מ אגרות חוב (סדרה ג') בכמות של 310,000,000 ע.נ., בדרך של הרחבת סדרה; (ה) החברה תציע להנפיק את אגרות החוב (סדרה ה') לכל מחזיקי אגרות החוב (סדרה ג') כמפורט בסעיף 3.3 לשטר הנאמנות המתוקן. מובהר כי התשלומים המפורטים בס"ק (א) ו- (ב) לעיל יבוצעו רק עבור למי שהיו רשומים, במועד הסגירה כמחזיקי אגרות החוב (סדרה ג'). מודגש כי הערת שוליים זו נכללה בשטר נאמנות זה לצורך הגילוי ותוסר ממנו ותועבר למסמך ההסדר בטרם יכנס שטר נאמנות זה לתוקפו.

4

"רישיון בזק" -	הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק, בהתאם לחוק התקשורת (בזק ושידורים), תשמ״ב-1982 (להלן: "חוק התקשורת");
"מועד בדיקה"	31 במרץ, 30 ביוני, 30 בספטמבר או 31 בדצמבר, לפי העניין, של שנה כלשהי, ואם מועד כאמור אינו יום מסחר – יום המסחר האחרון שקדם למועד האמור;
"שווי מניות בזק"	שווי כלל מניות בזק שבבעלות החברה, במישרין או בעקיפין, על פי ממוצע שער נעילה מתואם ב- 90 הימים שמסתיימים במועד הבדיקה הרלוונטי;
"LTV"

היחס שבין: (1) יתרת כלל חובות החברה בניכוי מזומנים ושווי מזומנים של החברה בתאגידים בנקאיים ומוסדות פיננסיים מוכרים (כולל כאלה שהם מוגבלים או משועבדים וערבויות בנקאיות להבטחת חובות) במועד הבדיקה הרלוונטי לבין (2) לבין שווי מניות בזק באותו מועד בדיקה;

"יתרת החוב נטו"

יתרת חוב ביחס לאגרות החוב (סדרה ג') ולאגרות החוב (סדרה ד') נכון למועד מסוים (להלן: "מועד בדיקה החובות"), תחושב כיתרת קרן אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין, בצירוף ריבית שנצברה בגין אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין נכון למועד בדיקת החובות ובניכוי כל סכום במזומן המוחזק בידי הנאמן או נאמן אגרות החוב (סדרה ג'), לפי העניין, לא כולל סכומים המצויים במועד בדיקת החובות בחשבון המניות המשועבדות, ככל שקיימים;

"הנכסים המשועבדים"	מניות בזק המשועבדות ומניות ההטבה וחשבון המניות המשועבדות (כהגדרת מונחים אלו בסעיף 6.1 לשטר הנאמנות), כולם או חלקם;

5

2.	כללי

2.1.	מינוי הנאמן

2.1.1.	החברה ממנה בזאת את הנאמן כנאמן ראשון עבור מחזיקי אגרות החוב (סדרה ד') מכח הוראות פרק ה'1 לחוק ניירות ערך לרבות זכאים לתשלומים מכח אגרות החוב אשר לא שולמו לאחר שהגיע מועד תשלומם.

2.1.2.	היה והנאמן יוחלף בנאמן אחר, בכפוף לאישור השעבוד, יהיה הנאמן האחר נאמן עבור מחזיקי אגרות החוב מכוח הוראות פרק ה'1 לחוק ניירות ערך לרבות עבור זכאים לתשלומים מכוח אגרות החוב אשר לא שולמו לאחר שהגיע מועד תשלומם.

2.1.3.	כניסה לתוקף של הכהונה:

הנאמנות למחזיקי אגרות החוב ותפקידי הנאמן לפי תנאי שטר נאמנות זה יכנסו לתוקפם במועד הקצאת אגרות חוב מכוח שטר זה על ידי החברה.

2.2.	תקופת הכהונה; פקיעת כהונה; התפטרות; פיטורין

2.2.1.	הנאמן הראשון יכהן החל מהמועד האמור בסעיף 2.1 לעיל וכהונתו תסתיים במועד כינוסה של אסיפת מחזיקים (להלן: "אסיפת המינוי הראשונה"), שיכנס הנאמן לא יאוחר מתום 14 ימים ממועד הגשת הדוח השנתי על ענייני הנאמנות לפי סעיף 35ח1(א) לחוק. ככל שאסיפת המינוי הראשונה (ברוב רגיל) אישרה את המשך כהונת הנאמן הראשון ימשיך זה לכהן כנאמן עד לתום תקופת המינוי הנוספת שנקבעה בהחלטת אסיפת המינוי הראשונה (אשר יכול שתהיה עד למועד הפירעון הסופי של אגרות החוב).

2.2.2.	ככל שאסיפת המינוי הראשונה ו/או כל אסיפה מאוחרת לה קצבה את תקופת המינוי הנוספת של הנאמן, תסתיים תקופת מינויו עם קבלת החלטה של המחזיקים על המשך כהונתו ו/או על מינוי נאמן אחר תחתיו.

2.2.3.	על אף כל האמור בסעיף 2 זה, על מינוי הנאמן, החלפתו, כהונתו, פקיעת כהונתו, התפטרותו ופיטוריו יחולו הוראות החוק ואישור השעבוד.

2.2.4.	על אף האמור לעיל, בכפוף לאישור השעבוד, החלטה על העברת הנאמן מתפקידו תתקבל באסיפה בה נכחו, בעצמם או על-ידי באי-כוחם, מחזיקים של לפחות חמישים אחוזים (50%) מיתרת הערך הנקוב של אגרות החוב שבמחזור (סדרה ד') במועד הקובע לאסיפה, או באסיפה נדחית של אסיפה זו, שנכחו בה, בעצמם או על-ידי באי-כוחם, מחזיקים של לפחות עשרה אחוזים (10%) מן היתרה האמורה ברוב של לפחות 75% מהמשתתפים בהצבעה, לא כולל הנמנעים.

2.3.	תפקידי הנאמן יהיו על פי כל דין ושטר זה.

2.4.	אין בחתימת הנאמן על שטר נאמנות זה משום הבעת דעה מצדו בדבר טיבם של ניירות הערך המוצעים או כדאיות ההשקעה בהם.

2.5.	הנאמן ייצג את המחזיקים באגרות החוב בכל ענין הנובע מהתחייבויות החברה כלפיהם, והוא יהיה רשאי, לשם כך לפעול למימוש הזכויות הנתונות למחזיקים לפי חוק זה או לפי שטר הנאמנות. הנאמן רשאי לנקוט בכל הליך לשם הגנה על זכויות המחזיקים בהתאם לכל דין וההוראות המפורטות בשטר נאמנות זה. בכפוף להוראות כל דין, הנאמן לא יהיה חייב להודיע לגורם כל שהוא על חתימת שטר זה.

2.6.	בכפוף להוראות כל דין, הנאמן אינו מחויב לפעול באופן שאינו מפורט במפורש בשטר נאמנות זה, כדי שמידע כלשהו, לרבות על החברה ו/או בקשר ליכולתה של החברה לעמוד בהתחייבויותיה למחזיקי אגרות החוב יגיע לידיעתו ואין זה מתפקידו.

2.7.	בכפוף להוראות כל דין ולאמור בשטר נאמנות זה, הנאמן מתחייב, בחתימתו על שטר זה, לשמור בסודיות כל מידע שניתן לו מהחברה ו/או חברה קשורה לחברה ו/או ממי מטעמן (להלן: "המידע"), לא יגלה אותו לאחר ולא יעשה בו כל שימוש, אלא אם כן גילויו או השימוש בו נדרש לשם מילוי תפקידו לפי חוק ניירות ערך, לפי שטר הנאמנות, או לפי צו של בית משפט. מובהר בזאת, כי העברת המידע למחזיקי אגרות החוב (סדרה ד'), לרבות באמצעות פרסום פומבי לצורך קבלת החלטה הנוגעת לזכויותיהם על פי אגרת החוב או לצורך מתן דיווח על מצב החברה, אינה מהווה הפרה של ההתחייבות לסודיות כאמור. חובת הסודיות שבסעיף זה לעיל תחול על כל שלוח של הנאמן וכן על כל יועץ שימונה על ידו.

2.8.	הנאמן רשאי להסתמך במסגרת נאמנותו על כל מסמך בכתב לרבות, כתב הוראות, הודעה, בקשה, הסכמה או אישור, הנחזה להיות חתום או מוצא על ידי אדם או גוף כלשהו, אשר הנאמן מאמין בתום לב כי נחתם או הוצא על ידו.

2.9.	הנאמן ימסור לחברה הודעה בכתב בדבר שינוי פרטי הקשר של הנאמן, בתוך 7 ימי עסקים ממועד שינוי כאמור.

2.10.	מובהר כי אין בסיום כהונתו של הנאמן כדי לגרוע מזכויות, תביעות או טענות שיהיו לחברה ו/או למחזיקי אגרות החוב (סדרה ד') כלפי הנאמן, ככל שיהיו שעילתן קודמת למועד סיום כהונתו כנאמן, ואין בכך כדי לשחרר את הנאמן מחבות כלשהי על-פי כל דין. כמו כן, לא יהא בסיום כהונתו של הנאמן כדי לגרוע מזכויות, תביעות או טענות שיהיו לנאמן כלפי החברה ו/או מחזיקי אגרות החוב, ככל שיהיו, שעילתן קודמת למועד סיום כהונתו כנאמן, ואין בכך כדי לשחרר את החברה ו/או מחזיקי אגרות החוב מחבות כלשהי על פי כל דין.

6

3.	הנפקת אגרות החוב

3.1.	כללי

3.1.1.	אגרות החוב (סדרה ד') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "אגרות החוב (סדרה ד')") תעמודנה לפירעון (קרן) בתשלום אחד (100%) שישולם ביום 30 בנובמבר 2024.

בנוסף, תוך יום מסחר אחד (1) לאחר המועד שבו התקבלו (לאחר מועד הסגירה) סך כולל של דיבידנדים מבזק אשר 90% מתוכם מספיקים לכיסוי מלוא קרן אגרות החוב (סדרה ד'), תודיע החברה בדוח מיידי על ביצוע פדיון מוקדם מלא של אגרות החוב (סדרה ד'). במסגרת הדיווח האמור יפורט המועד בו יבוצע הפדיון המוקדם המלא בפועל וכל פרט אחר הנדרש לפי תקנון הבורסה וההנחיות שמכוחו.

3.1.2.	הפדיון המוקדם המלא כאמור יבוצע בהתאם להוראות סעיף 9.2 לתנאים הרשומים מעבר לדף.אגרות החוב (סדרה ד') תישאנה ריבית שנתית בשיעור של 3.85%. הריבית על היתרה הבלתי מסולקת, כפי שתהא מעת לעת, של קרן אגרות החוב (סדרה ד') תשולם החל מחודש נובמבר 2019, וכן פעמיים בשנה, בימים 31 במאי ו- 30 בנובמבר של כל אחת מהשנים 2020 ועד 2024, כאשר התשלום הראשון של הריבית ישולם ביום 30 בנובמבר 2019. תשלום הקרן והריבית האחרונים ישולמו ביום 30 בנובמבר 2024.

תשלומי הריבית ישולמו בעד התקופה של 6 חודשים שהסתיימה במועד תשלום הריבית הרלוונטי, למעט תשלום הריבית הראשון שיעשה ביום 30 בנובמבר 2019 וישולם בגין התקופה שתחילתה יום מסחר אחד לאחר מועד הסגירה והמסתיימת במועד התשלום האמור ויחושב לפי מספר הימים בתקופה האמורה ועל בסיס 365 ימים בשנה לפי הריבית השנתית כאמור לעיל.

3.1.3.	קרן אגרות החוב (סדרה ד') והריבית בגינה אינן צמודות למטבע או למדד כלשהו.

3.1.4.	ריבית פיגורים: כל תשלום על חשבון קרן ו/או ריבית, אשר ישולם באיחור העולה על שבעה (7) ימי עסקים מהמועד הקבוע לתשלומו על פי תנאי אגרות החוב, וזאת מסיבות התלויות בחברה, יישא ריבית פיגורים החל מהמועד הקבוע לתשלומו ועד למועד תשלומו בפועל. לעניין זה, "ריבית פיגורים" פירושה תוספת ריבית של 3% על בסיס שנתי מעבר לריבית שנושאות אגרות החוב במועד הרלוונטי, מחושבת פרו רטה לתקופה שמהמועד הקבוע לתשלום ועד למועד התשלום בפועל. במקרה שתשולם ריבית פיגורים, תפרסם החברה דיווח מיידי לפחות שני (2) ימי מסחר לפני תשלום כאמור בו תודיע על שיעורה של ריבית הפיגורים ושיעור הריבית שתשולם הכוללת את שיעור הריבית שנושאות אגרות החוב בתוספת ריבית הפיגורים ומועד תשלומה של הריבית הכוללת לאותה תקופה.

3.1.5.	לזכות החברה לפדיון מוקדם של אגרות החוב (סדרה ד') ראו סעיף 9 לתנאים הרשומים מעבר לדף.

3.2.	הנפקת ניירות ערך נוספים והגדלת הסדרה; מגבלת מינוף

3.2.1.	החברה שומרת לעצמה את הזכות להנפיק סדרות נוספות של אגרות חוב בכל עת (בין בהצעה פרטית ובין בהצעה לציבור), על פי שיקול דעתה הבלעדי, ומבלי להידרש להסכמת הנאמן ו/או מחזיקי אגרות החוב (ובלבד שתמסור על כך הודעה לנאמן כמפורט להלן), ובלבד שיתקיימו כל התנאים שלהלן:

א.	למעט כאמור בסעיפים 3.3 ו- 6.1.7 ו- 6.1.8 לשטר הנאמנות ביחס להנפקות של סדרות חדשות, של אגרות חוב (לרבות הרחבה של סדרות אגרות חוב חדשות אלו) - תנאי המח"מ של כל סדרה כאמור יהיו ארוכים מתנאי המח"מ של אגרות החוב (סדרה ד') כפי שיהיו במועד הנפקת הסדרה האמורה, מועד הפירעון הסופי שלהן יהא לאחר מועד הפירעון הסופי של אגרות החוב (סדרה ד') וכן שאגרות החוב מהסדרות החדשות אינן מובטחות בבטוחות כלשהן וכן אינן עדיפות על פני אגרות החוב (סדרה ד') בדרגת הנשייה בעת חדלות פירעון. למעט כאמור לעיל, החברה תהא רשאית להנפיק סדרות אגרות חוב חדשות בתנאים כפי שתמצא החברה לנכון.

למען הסר ספק, מובהר כי החברה אינה רשאית להרחיב את אגרות החוב (סדרה ה'), ככל שיונפקו.

הנפקת סדרות חדשות והרחבת הסדרות החדשות יכונו להלן יחדיו: "ההנפקה הנוספת".

ב.	החברה תפרסם דיווח מיידי בדבר כוונתה לבצע הנפקה נוספת כאמור, במסגרתו תאשר כי תמורת ההנפקה הנוספת תשמש ראשית לפירעון חובות החברה בגין אגרות החוב (סדרה ג') ו- (סדרה ד'), ורק לאחר ביצוע פירעון מלא של אגרות החוב (סדרות ג' ו- ד') תוכל לעשות החברה שימוש ביתרת התמורה שתיוותר, ככל שתיוותר.

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ג.	לפני ביצוע ההנפקה הנוספת, החברה תפרסם דיווח מיידי בדבר ביצוע פדיון מוקדם מותנה של אגרות החוב (סדרה ג') ושל אגרות החוב (סדרה ד') אשר יכלול את מועד ביצוע הפדיון המוקדם בפועל.

ד.	מלוא תמורת ההנפקה הנוספת, בניכוי הוצאות הנפקה סבירות (אך לא יותר מהסכום הדרוש לשם ביצוע הפדיון המוקדם של אגרות החוב (סדרות ג' ו- ד') יופקד בידי הנאמן ובידי נאמן אגרות החוב (סדרה ג'), לפי העניין, בסמוך ככל הניתן למועד ביצוע ההנפקה הנוספת.

3.2.2.	החברה לא תהיה רשאית להרחיב את סדרת אגרות החוב (סדרה ד').

3.2.3.	[נמחק]

3.2.4.	[נמחק]

3.2.5.	[נמחק]

3.2.6.	[נמחק]

3.3.	גיוס חוב נוסף להוצאות תפעול לא צפויות

3.3.1.	החברה לא תהא רשאית ליטול חוב פיננסי נוסף למעט: (א) חוב נוסף כמפורט בסעיף 3.3.2 זה להלן; או (ב) אם מלוא תמורת החוב נטו (בניכוי הוצאות הכרוכות בגיוס החוב הנוסף) שיגויס ישמש לפירעון חובות החברה בגין אגרות החוב (סדרות ג' ו- ד') (ובמקרה כאמור הוראות סעיף 3.2.1(ב-ד) יחולו, בשינויים המחוייבים).

3.3.2.	החברה תהא רשאית ליטול חוב נוסף שישמש אך ורק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של החברה (ומובהר, כי סכום זה לא ישמש לביצוע חלוקה לבעלי מניות החברה) (בשטר נאמנות זה - "החוב הנוסף"), ובלבד שסכום החוב הנוסף לא יעלה על הנמוך מבין: (א) 100,000,000 ₪ (מאה מיליון ש"ח) ו- (ב) שווי 1.3% ממניות בזק, מחושב על פי ממוצע שער נעילה מתואם של מחיר מניית בזק ב- 90 הימים שקדמו למועד הבדיקה האחרון לפני מועד גיוס החוב (בשטר נאמנות זה - "סכום החוב הנוסף").

גיוס החוב הנוסף ייעשה באופן הבא:

א.	תחילה תנסה החברה לגייס את החוב הנוסף באמצעות הנפקת אגרות החוב (סדרה ה') של החברה, ויחולו הוראות סעיף 6.1.8 לשטר הנאמנות.

ב.	במקרה בו החברה לא קיבלה הזמנות למלוא סכום החוב הנוסף, תבוטל הנפקת אגרות החוב (סדרה ה'), והחברה תהא רשאית לבצע הרחבה של אגרות החוב (סדרה ג') באמצעות הנפקה פרטית.

ג.	במקרה בו החברה לא קיבלה הזמנות למלוא סכום החוב הנוסף במסגרת ההנפקה הפרטית הנ"ל, תבוטל הרחבת אגרות החוב (סדרה ג'), והחברה תהא רשאית לגייס מעת לעת חוב בסכום של עד סכום החוב הנוסף (אך לא יותר מסכום החוב הנוסף) מצד שלישי אחד או יותר (בשטר נאמנות זה - "המממנים הנוספים"), לרבות באמצעות הנפקת סדרת אגרות חוב חדשה, בתנאים ובריבית לפי שיקול דעת החברה, ויחולו הוראות סעיף 6.1.8 לשטר הנאמנות.

4.	רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור

4.1.	החברה שומרת לעצמה, בכפיפות לכל הוראה שבדין, את הזכות לרכוש בכל עת ובכל מחיר שיראה לה, אגרות חוב (סדרה ד'), שיהיו במחזור מעת לעת, מבלי לפגוע בחובת הפרעון המוטלת עליה. החברה תפרסם דוח מיידי על כל מקרה של רכישה שבוצעה על-ידה כאמור. אגרות חוב שנרכשו על ידי החברה תתבטלנה ותמחקנה מהמסחר בבורסה והחברה לא תהא רשאית להנפיקן מחדש. במקרה בו אגרות החוב תירכשנה במסגרת המסחר בבורסה, החברה תפנה למסלקת הבורסה בבקשה למשיכת תעודות אגרות החוב. אין באמור לעיל בכדי לפגוע בזכות החברה לפדות בפדיון מוקדם את אגרות החוב (כאמור בסעיף 9 לתנאים הרשומים מעבר לדף). על אף האמור, במקרה בו החברה אינה עומדת בהתניה הפיננסית שבסעיף 5.14 להלן לאחר שחלפה תקופת הריפוי הקבועה בסעיף 9.1.36, החברה תוכל לרכוש אגרות חוב (סדרה ד') כאמור רק בדרך של רכישה במסגרת המסחר בבורסה ולא בדרך אחרת.

4.2.	בכפוף לכל דין, כל חברה בת של החברה, חברה קשורה של החברה, חברה כלולה של החברה בעלי השליטה בחברה (במישרין או בעקיפין), בני משפחתם של בעלי השליטה (כהגדרת המונח בחוק ניירות ערך), תאגיד בשליטת אחד מהם, או תאגיד בשליטת החברה (למעט החברה לגביה יחול האמור בסעיף 4.1 לעיל) (להלן: "מחזיק קשור") יהיו רשאים לרכוש ו/או למכור בכל עת ומעת לעת, לרבות בדרך של הנפקה על ידי החברה, אגרות חוב (סדרה ד'). במקרה של רכישה ו/או מכירה כאמור שהובאה לידיעת החברה תמסור החברה על כך דיווח מיידי. אגרות החוב אשר תוחזקנה כאמור על ידי מחזיק קשור תיחשבנה כנכס של התאגיד הקשור, הן לא תמחקנה מהמסחר בבורסה ותהיינה ניתנות להעברה כיתר אגרות החוב של החברה (בכפוף להוראות שטר הנאמנות ואיגרת החוב).

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4.3.	אין באמור בסעיף 4 זה, כשלעצמו, כדי לחייב את החברה או את מחזיקי אגרות החוב לרכוש אגרות חוב או למכור את אגרות החוב שבידיהם.

כל עוד אגרות החוב הן בבעלות מחזיק קשור, הן לא תקנינה למחזיק הקשור זכויות הצבעה באסיפות של מחזיקי אגרות החוב ולא יימנו לצורך קביעת קיומו של מניין חוקי הדרוש לפתיחת אסיפות אלה.

5.	התחייבויות החברה

5.1.	כללי

עד למועד הסילוק המלא, הסופי והמדויק של החוב על פי תנאי אגרות החוב, ומילוי כל יתר התחייבויות החברה כלפי מחזיקי אגרות החוב, מתחייבת החברה כדלקמן:

5.1.1.	החברה מתחייבת בזה לשלם את כל סכומי הקרן, הריבית (לרבות ריבית פיגורים ככל שתחול) על פי תנאי אגרות החוב, ולמלא אחר כל יתר התנאים וההתחייבויות המוטלות עליה על פי תנאי אגרות החוב ועל פי שטר זה. בכל מקרה שבו מועד תשלום על חשבון סכום קרן ו/או ריבית יחול ביום שאינו יום עסקים, יידחה מועד התשלום ליום העסקים הראשון הבא אחריו, ללא כל תוספת תשלום או ריבית.

5.1.2.	החברה מתחייבת כי תפעל לרישומן של אגרות החוב (סדרה ד') למסחר בבורסה. אגרות החוב (סדרה ד') תרשמנה למסחר בבורסה על שם החברה לרישומים כמפורט בשטר הנאמנות.

5.1.3.	החברה מתחייבת, כי עד למועד הסילוק המלא, הסופי והמדויק של אגרות החוב (סדרה ד') על פי תנאי אגרות החוב (סדרה ד'), ומילוי כל יתר התחייבויות החברה כלפי מחזיקי אגרות החוב (סדרה ד') על פי תנאי שטר הנאמנות ותנאי אגרות החוב (סדרה ד'), יחול המפורט בסעיף 5 זה להלן.

5.2.	מכירת נכסי החברה

5.2.1.	החברה תהא רשאית למכור איזה מנכסיה, לרבות מניות בזק המשועבדות, כולן או חלקן, לצד ג' כלשהו (קרי, שאינו החברה ו/או ישות בבעלות מלאה של החברה) ובלבד שיתקיימו התנאים שלהלן:

א.	במועד המכירה לא קמה עילה להעמדת אגרות החוב (סדרה ד') לפירעון מיידי.

ב.	במקרה של מכירת מניות בזק המשועבדות - לאחר מכירה כאמור החברה תעמוד ב- LTV בהתאם למפורט בסעיף 5.14 להלן, ככל שנדרש, או לחלופין, במקרה של מכירת כלל מניות בזק המשועבדות, תמורת המכירה נטו (כהגדרתה להלן) בגין מכירה כאמור בצירוף כספים פנויים המצויים בידי החברה (לרבות כספים שיהיו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין) שווים לפחות לסכום הדרוש לצורך פירעון מלוא חוב החברה בגין החוב הנוסף, , ככל שקיים, אגרות החוב (סדרה ד') ואגרות החוב (סדרה ג') בהתאם להוראות שטרי הנאמנות.

5.2.2.	החברה תעשה שימוש במלוא תמורת מכירת הנכס הנמכר שתתקבל בידה, לאחר מיסים, הוצאות וניכויים הכרוכים במכירת המניות כאמור (להלן: "תמורת המכירה נטו") לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג'). על אף האמור בסעיף זה, במקרה של מכירת מניות בזק המשועבדות, ככל שנכון למועד המכירה, קיים החוב הנוסף, תשמש תמורת המכירה נטו בגין מכירת מניות בזק המשועבדות ראשית לצורך פירעון החוב הנוסף במלואו ולאחר מכן, החברה תעשה שימוש בתמורת המכירה נטו בגין מניות בזק המשועבדות, כולה או חלקה, לפי העניין ראשית לצורך פירעון חוב החברה בגין אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו בגין מניות בזק המשועבדות, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') כאמור.

5.2.3.	לשם ביצוע מכירה של מניות בזק המשועבדות, כולן או חלקן, כאמור תיתן החברה לנאמן הוראה בכתב לשחרר מהשעבודים (ככל שינתנו, כאמור בסעיף 6 לשטר הנאמנות) את המניות שברצון החברה למכור (להלן: "הוראת השחרור" ו- "המניות הנמכרות"). הוראת השחרור תציין את מחיר המכירה של המניות הנמכרות. הוראת השחרור תאושר בכתב על ידי הנאמן תוך יום עסקים אחד ממועד קבלתה, ובלבד שהומצאה לנאמן הוראה בלתי חוזרת שתינתן על ידי החברה לרוכש המניות הנמכרות, המאושרת על ידו, לפיו כל תמורת המכירה נטו תופקד בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

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5.2.4.	במקרה של מכירת מניות בזק המשועבדות כאמור, שחרור המניות הנמכרות מהשעבוד (ככל שניתן, כאמור בסעיף 6 לשטר הנאמנות) על ידי הנאמן יבוצע מיידית, עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין. החברה תהא רשאית למנות נאמן לצורך ביצוע עסקת המכירה ובמקרה כאמור, לפני הפקדת תמורת המכירה נטו כאמור, ימסור הנאמן לנאמן שימונה הודעה המופנית לרשם החברות (כשהיא חתומה במקור) בדבר ביטול/עדכון השעבודים (לפי העניין) שניתנו לטובת הנאמן וכל מסמך אחר שידרש לצורך שחרור המניות הנמכרות והנאמן לעסקת המכירה יחזיק במסמכים אלו בנאמנות ויעבירם לחברה עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

5.2.5.	על הפדיון המוקדם כאמור יחול סעיף 9.2 לתנאים שמעבר לדף.

5.3.	[נמחק]

5.4.	שליטה בבזק

החברה מתחייבת להחזיק (במישרין ו/או בעקיפין) בלפחות 25% מהון המניות המונפק והנפרע של בזק וזאת אלא אם כן נתקבל היתר/אישור רגולטורי לירידה משיעור אחזקה זה (לרבות היתר/אישור שלא להחזיק מניות בזק כלל) שאז תחול ההתחייבות האמורה על שיעור האחזקה הנמוך שאושר או לא תחול כלל (ככל שההיתר/האישור אישר לא להחזיק במניות בזק כלל).

בנוסף, לא תהא זו הפרה של ההתחייבות האמורה ככל והירידה בשיעור החזקותיה של החברה בבזק מתחת לשיעור המפורט לעיל בשל מכירה של מניות בזק המשועבדות, חלקן או כולן, ובלבד שהחברה השתמשה בתמורת המכירה נטו בהתאם למפורט בסעיף 5.2 לשטר זה.

החברה תכלול גילוי בדוחות הכספיים הרבעוניים ו/או השנתיים, לפי העניין, בדבר שיעור החזקותיה בהון המניות המונפק והנפרע של בזק נכון למועד הדוח וככל שירד השיעור האמור מתחת ל 25% תציין האם ניתן היתר/אישור רגולטורי לירידה.

5.5.	שליטה בחברה

בעלת השליטה בחברה במועד חתימת שטר נאמנות זה, מתחייבת, בחתימתה בשולי שטר זה, שלא להעביר את השליטה בחברה (במישרין או בעקיפין) לידי גורם שלא יאושר מראש על ידי הגורמים הרגולטוריים הנדרשים, ככל שיידרשו אישורים כאמור, במועד הרלוונטי.

"החזקה", "שליטה" כמשמעם בחוק החברות.

ככל שתועבר השליטה בחברה כאמור תכלול החברה גילוי במסגרת הדיווח שיפורסם על ידיה בדבר שינוי השליטה כי התקבל אישור מראש לגורם אליו הועברה השליטה בחברה מכל הגורמים הרגולטוריים הנדרשים כאמור.

5.6.	[נמחק]

5.7.	מגבלה על חלוקה

החברה מתחייבת שלא לבצע חלוקת דיבידנד לבעלי מניותיה ו/או לבצע רכישה עצמית של מניותיה ו/או כל חלוקה אחרת כהגדרתה בחוק החברות אלא אם יתקיימו כל התנאים המפורטים בס"ק ג' וכן ס"ק ז' עד ט' להלן:

א.	[נמחק]

ב.	[נמחק]

ג.	לא מתקיימת במועד ההחלטה על ביצוע חלוקה עילה לפירעון מיידי וכן לא מתקיימת עילה כאמור כתוצאה מביצוע החלוקה.

ד.	[נמחק]

ה.	[נמחק]

ו.	[נמחק]

ז.	ה- LTV מיד לאחר ביצוע החלוקה לא יעלה על שיעור של 65%.

לענין זה, מועד הבדיקה יהא יום החלטת דירקטוריון החברה על ביצוע החלוקה.

ח.	חלוקה שתתבצע החל מיום 30 בנובמבר 2023 – אגרות החוב (סדרה ד') נפרעו במלואן.

ט.	החברה תחזיק, מיד לאחר ביצוע החלוקה, ביתרת מזומנים השווה לגובה תשלום הריבית הקרוב בגין אגרות החוב (סדרות ג' ו- ד') (לרבות באמצעות סכום כרית הריבית, כהגדרתו בסעיף 6.2 לשטר הנאמנות וכן סכום כרית הריבית של אגרות החוב (סדרה ג')).

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לא יאוחר מ-2 ימי עסקים לאחר מועד קבלת ההחלטה על-ידי דירקטוריון החברה ו/או האסיפה הכללית של החברה, לפי העניין, בדבר החלוקה, ולפחות 2 ימי עסקים לפני החלוקה בפועל, תמציא החברה לנאמן אישור חתום על-ידי נושא המשרה הבכיר ביותר בחברה בתחום הכספים, בדבר עמידתה בתנאים המפורטים בסעיף זה לעיל.

5.8.	למעט האמור בסעיף 5.7 לעיל, לא תהיינה לחברה מגבלות נוספות על חלוקת דיבידנד, למעט כמפורט בשטר זה, כמפורט בשטר הנאמנות לאגרות החוב (סדרה ג'), שטר הנאמנות לאגרות החוב (סדרה ה'), התחייבויות החברה כלפי המממנים הנוספים (ככל שיהיו) והמגבלות הקבועות בדין.

5.9.	[נמחק]

5.10.	[נמחק]

5.11.	[נמחק]

5.12.	הגבלה על עסקאות חריגות עם בעל שליטה

כל עוד החברה תהיה בהפרה של אמות המידה הפיננסית והתניות שבסעיפים 5.2, 5.4, 5.5, 5.7 ו- 5.14 לשטר הנאמנות (להלן בסעיף זה: "התניות"), וכן כל עוד מתקיימת עילה להעמדת אגרות החוב לפירעון, לא תתקשר החברה בעסקת בעל שליטה חריגה (כהגדרתה להלן) חדשה (שאינה הארכה של עסקה קיימת בתנאים זהים לאלו של העסקה הקיימת) אלא אם יתקבל לכך אישור של מחזיקי אגרות החוב בהחלטה רגילה.

לעניין זה, "עסקת בעל שליטה חריגה" משמעה עסקה חריגה כהגדרתה בסעיף 1 לחוק החברות, אשר מתקיימים בה כל האמור להלן: (א) העסקה הינה עם בעל השליטה בחברה או עם אדם אחר שלבעל השליטה בחברה באותו מועד יש בה עניין אישי; (ב) העסקה אינה נכנסת בגדר איזו מההקלות המפורטות בתקנות החברות (הקלות בעסקאות עם בעלי ענין), תש"ס-2000, או כל הקלות אחרות כפי שתהיינה מעת לעת על-פי דין לגבי עסקאות עם בעל שליטה.

מבלי לגרוע מהאישורים הנדרשים לפי כל דין, האמור לעיל לא יחול על: (1) עסקה אשר החברה הצהירה כי היא נועדה לרפא את הפרת החברה את העילה להעמדת אגרות החוב לפירעון מיידי, וכן צירפה אישור חתום על ידי נושא המשרה הבכיר בתחום הכספים בחברה המפרט כיצד צפויה העסקה לרפא את ההפרה ו/או העילה כאמור. הנאמן יסתמך על אישור נושא המשרה כאמור מבלי שיידרש לבדוק נכונותו; (2) עסקאות בקשר לתנאי כהונה או העסקה של בעל השליטה בחברה שאינן חורגות ממדיניות התגמול של החברה שאושרה כדין, כפי שתהיה בתוקף במועד הרלוונטי; (3) כל עסקה שתכנס לתוקף רק לאחר פירעון מלא של אגרות החוב (סדרה ד'); (4) עסקאות המהוות הארכה של עסקה קיימת בתנאים זהים לאלו של העסקה הקיימת.

החל מהמועד בו החברה לא תעמוד בתניות או מהמועד בו קמה עילה להעמדת אגרות החוב לפירעון מיידי, החברה תמסור לנאמן אישור מאת נושא המשרה הבכיר בתחום הכספים בחברה, בסמוך לאחר פרסומו של כל דוח כספי שנתי של החברה ולא יאוחר מיום ה- 10 של כל שנה, כי לא בוצעה עסקת בעל שליטה חריגה כאמור בסעיף 5.12 זה.

ההגבלות על פי סעיף זה תחולנה גם מקום בו תחדל החברה להיות חברה ציבורית, כמשמעות מונח זה בחוק החברות.

מבלי לגרוע מהאמור לעיל, בעלת השליטה בחברה במועד שטר נאמנות זה, מתחייבת, בחתימתה בשולי שטר זה, שכל עוד אגרות החוב (סדרה ד') במחזור, לא תגבה תשלום דמי ניהול מהחברה, למעט החזרי הוצאות ותגמול לדירקטורים מטעמה בסכום כולל שאינו חורג מהותית מזה שניתן לקבל במדיניות התגמול הנוכחית של החברה. החברה תמסור לנאמן אישור בדבר עמידתה בהתחייבות זו במסגרת האישור המפורט בסעיף 18.8 לשטר הנאמנות.

5.13.	[נמחק]

5.14.	יחס LTV

5.14.1.	החברה מתחייבת כי במהלך שני רבעונים רצופים ה- LTV לא יעלה על (1) שיעור של 80% עד לתאריך 30 בנובמבר, 2023; ו- (2) שיעור של 75% החל מיום 1 בדצמבר 2023 ועד למועד הפירעון המלא והסופי של אגרות החוב (סדרה ד').

5.14.2.	מובהר בזאת כי ההתחייבות ליחס LTV כאמור בסעיף 5.14 זה תיכנס לתוקפה רק בתום תקופה של 24 חודשים ממועד הסגירה (כהגדרתו לעיל).

5.14.3.	הבדיקה בדבר עמידת החברה ב- LTV כאמור בסעיף 5.14 זה תתבצע במועד הבדיקה (כהגדרתו לעיל), כאשר הבדיקה הראשונה תעשה במועד הבדיקה שיחול ברבעון הקאלנדרי במהלכו תסתיים תקופה של 24 חודשים ממועד הסגירה.

5.14.4.	החברה תמסור לנאמן אישור חתום על ידי איש הכספים הבכיר בחברה בתוך חמישה (5) ימי עסקים ממועד הבדיקה בדבר יחס ה- LTV בצירוף תחשיב. בנוסף, החברה תידרש לדווח את יחס ה- LTV הרלוונטי כגילוי בדוחותיה הרבעוניים ו/או השנתיים, לפי העניין, וזאת החל מהדוח לתקופה במהלכה חל מועד הבדיקה הראשון.

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5.14.5.	היה ויתברר כי החברה לא עמדה בהתחייבות ה- LTV כאמור בסעיף זה, ואי עמידתה כאמור נמשכה שני מועדי בדיקה רצופים[3], אזי תחולנה הוראות סעיף 9.1.35 לשטר הנאמנות.

5.15.	מנגנון הוספת ריבית

5.15.1.	במידה והחברה לא עומדת בהתחייבויותיה כאמור בסעיף 5.14 לשטר הנאמנות (בסעיף 5.15 זה: "החריגה"), יעלה שיעור הריבית השנתית שתישא יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ד') בשיעור של 0.25% (בשטר נאמנות זה - "הריבית הנוספת") מעל שיעור הריבית השנתית המפורט בסעיף 3.1.2 לשטר הנאמנות, וזאת בגין התקופה שתתחיל ממועד הבדיקה השני ברציפות בו לא עמדה החברה ביחס ה- LTV (בשטר נאמנות זה – "מועד החריגה") ועד למוקדם מבין (א) הפסקת החריגה כאמור בסעיף 5.15.5 להלן; או (ב) פירעון מלא של יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ד'). מובהר, כי העלאת שיעור הריבית כאמור לעיל תיעשה רק פעם אחת במשך כל תקופה בה מתקיימת חריגה, ככל שתהא, וכי שיעור הריבית לא יועלה במקרה של חריגה מתמשכת או נוספת שתתרחש קודם לתיקון חריגה שארעה קודם לה, ככל שתהיה.

5.15.2.	לא יאוחר מתום יום עסקים אחד ממועד החריגה, תפרסם החברה דוח מיידי, בו תציין החברה: (א) את דבר החריגה, תוך פירוט יחס ה- LTV במועד פרסום הדוח הרלוונטי; (ב) את שיעור הריבית המדויקת שתישא יתרת קרן אגרות החוב (סדרה ד') לתקופה שמתחילת תקופת הריבית הנוכחית ועד למועד החריגה (שיעור הריבית יחושב לפי 365 ימים בשנה); (ג) את שיעור הריבית שתישא יתרת קרן אגרות החוב (סדרה ד') החל ממועד החריגה ועד מועד תשלום הריבית הקרוב בפועל, דהיינו: ריבית המקור בתוספת הריבית הנוספת לשנה (שיעור הריבית יחושב לפי 365 ימים בשנה); (ד) את שיעור הריבית המשוקללת שתשלם החברה למחזיקי אגרות החוב (סדרה ד') במועד תשלום הריבית הקרוב, הנובעת מן האמור בס"ק (ב) ו- (ג) לעיל; (ה) את שיעור הריבית השנתית המשתקפת משיעור הריבית המשוקללת ו- (ו) את שיעור הריבית השנתית ואת שיעור הריבית לכל תקופת תשלום ריבית חצי שנתית בגין אגרות החוב (סדרה ד') (הריבית לתקופה תחושב כריבית השנתית חלקי שניים) לתקופות הבאות.

5.15.3.	היה ומועד החריגה יחול במהלך הימים שתחילתם ארבעה (4) ימים לפני המועד הקובע לתשלום ריבית כלשהו וסיומם במועד תשלום הריבית הקרוב למועד הקובע הנ"ל (בשטר נאמנות זה - ״תקופת הדחייה״), תשלם החברה למחזיקי אגרות החוב (סדרה ד'), במועד תשלום הריבית הקרוב, את ריבית המקור (כפי שמופיעה בתנאי הנייר המקוריים) בלבד, כאשר הסכום לתשלום למחזיקים הנובע משיעור השווה לשיעור הריבית הנוסף הרלוונטי במשך תקופת הדחייה, ישולם במועד תשלום הריבית הבא למחזיקים ביום הקובע של תשלום הריבית הבא. החברה תודיע בדוח מיידי את שיעור הריבית המדויק לתשלום במועד תשלום הריבית הבא.

5.15.4.	במקרה של חריגה, באופן שתשפיע על שיעור הריבית שתישאנה אגרות החוב (סדרה ד') כאמור לעיל בסעיף 5.15.1 לעיל, תודיע החברה על כך לנאמן בכתב תוך יום עסקים אחד ממועד פרסום הדוח המיידי כאמור, תוך פירוט השינוי בשיעור הריבית.

5.15.5.	יובהר, כי במקרה שלאחר שהתקיימה חריגה שהשפיעה על שיעור הריבית שתישאנה אגרות החוב (סדרה ד') כאמור בסעיף 5.15.1 לעיל, יעודכן יחס ה- LTV באופן בו תחדל להתקיים החריגה, אזי יקטן שיעור הריבית שישולם על ידי החברה למחזיקי אגרות החוב (סדרה ד'), במועד התשלום הרלוונטי של הריבית, וזאת בגין התקופה החל ממועד הבדיקה הראשון בו עולה כי הפסיקה החריגה, כך ששיעור הריבית שתישא היתרה הבלתי מסולקת של קרן אגרות החוב (סדרה ד') יהיה שיעור ריבית המקור המפורט בסעיף 3.1.2 לשטר הנאמנות. במקרה כאמור תפעל החברה בהתאם לאמור בסעיפים 5.15.2 עד 5.15.4 לעיל, בשינויים המחויבים הנובעים מביטול החריגה.

5.15.6.	לענין סעיף 5.15 זה, תחילת או סיום מועד חריגה, לפי העניין, לצורך קביעת המועד הראשון (או האחרון, לפי העניין) לתשלום הריבית הנוספת, ייחשב תאריך המאזן שבדוחות כאמור ולא תאריך פרסומם.

[3]	כך, למשל, במקרה בו החברה לא עמדה במועד בדיקה אחד ביחס הנדרש, אזי החברה תמצא כמי שלא עמדה באמת המידה הנדרשת רק אם גם במועד הבדיקה העוקב מיידית אחריו החברה לא עמדה ביחס הנדרש. (לדוגמה: אם החברה לא עמדה ביחס הנדרש ב- 31.3.2022 וכן לא עמדה ביחס הנדרש ב- 30.6.2022, הרי שביום 14.7.2022 החברה תהיה בהפרה, בהתאם להוראות סעיף 9.1.36 לשטר הנאמנות ולמחזיקים תקום עילה לפרעון מיידי).

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6.	בטחונות

סעיף 6.1 לשטר הנאמנות יכנס לתוקפו רק החל ממועד קבלת (ככל שיתקבל) אישור משרד התקשורת, מראש ובכתב, וכל אישור אחר שיידרש לפי רישיון בזק (כהגדרתו להלן) ובהתאם למגבלות על השעבודים ומימושם (כהגדרתם להלן) להענקת השעבודים המפורטים בסעיף 6.1 לטובת מחזיקי אגרות החוב (סדרה ג'), לטובת מחזיקי אגרות החוב (סדרה ד') ולטובת מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים (ככל שיהיו) (בשטר נאמנות זה - "אישור השעבוד").

החברה ובעלת השליטה בחברה במועד חתימת שטר נאמנות זה, מתחייבות לנקוט בכל הפעולות הנדרשות ובמאמצים מסחריים סבירים בתום לב, להגיש ללא דיחוי את כל ההודעות, דיווחים ומסמכים אחרים שנדרשים בהגשה על ידן לכל גוף ממשלתי, על מנת לקבל את אישור השעבוד. למען הסר ספק, יובהר כי אי קבלת אישור השעבוד, לא תהווה הפרה של שטר הנאמנות ולמחזיקי אגרות החוב (סדרה ד') לא תקום עילה לפרעון מיידי אך בשל סיבה זו.

עד למועד קבלת אישור השעבוד ורישום השעבודים כמפורט בסעיף 6.1 לשטר הנאמנות, החברה מתחייבת וכן בי תקשורת בחתימתה בשולי שטר זה מתחייבת, כי לא תעניק לאף גורם שום שעבוד בכל דרגה שהיא על הנכסים המשועבדים. על אף האמור, החברה תהא רשאית לשעבד את הנכסים המשועבדים להבטחת החוב הנוסף (כהגדרתו בסעיף 3.3 לעיל).

ומובהר כי החל מקבלת אישור השעבוד, יחול האמור בסעיף 6.1 לשטר הנאמנות בכל הנוגע לשעבודים נוספים על הנכסים המשועבדים. למען הסר ספק, התחייבות האמור לשעבוד שלילי בקשר עם הנכסים המשועבדים, לא תחול על מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטר נאמנות זה לתוקף ושתוחזקנה על ידי החברה (במישרין ובעקיפין) (למעט מניות ההטבה).

6.1.	שעבוד מניות בזק[4,5]

6.1.1.	שעבוד מדרגה ראשונה על מניות בזק

א.	בכפוף לקבלת אישור השעבוד - להבטחת הקיום המלא והמדויק של כל התחייבויות החברה בגין אגרות החוב (סדרה ד') לפי שטר נאמנות זה ולהבטחת התשלום המלא והמדויק של הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב (סדרה ד') מהחברה בצירוף כל הסכומים המגיעים לפי שטר נאמנות זה, לרבות תשלומי קרן אגרות החוב (סדרה ד'), ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם החברה על פי שטר זה, מתחייבת החברה[6] ליצור ולרשום או לגרום לכך כי יווצר ויירשם, לפי העניין, לטובת נאמן אגרות החוב (סדרה ג') להבטחת מחזיקי אגרות החוב (סדרה ג') וכן לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ד') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) שעבוד קבוע מדרגה ראשונה, ללא הגבלה בסכום, על 14,204,153 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי החברה במישרין ועל 714,169,560 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי בי תקשורת, וכן על כל הזכויות הנלוות למניות אלו ו/או שתנבענה מניות אלו, לרבות הזכות לדיבידנד במזומן ואו בעין וכל חלוקה אחרת בגין מניות אלו וכן כל ההכנסות והתמורות וכל הזכויות המוקנות שיש ושתהיינה לחברה בגין ובקשר עם מניות אלו (לרבות, אך לא רק, האופציות, הכספים והנכסים, מניות הטבה, אם תוצאנה; דיבידנדים מכל מין וסוג שהוא, אם יחולקו; זכות קדימה ו/או זכויות לקבלת ניירות ערך אחרים בגינן מכל מין וסוג שהוא; זכויות לשיפוי ולפיצוי וכל נכס אחר בגין מניות אלו והתמורה שתתקבל ממכירתן של מניות אלו והכל כפי שהן קיימות היום וכפי שתהינה קיימות בעתיד בכל זמן שהוא, וכן הזכות להשתתף בחלוקת יתרת נכסי בזק לאחר סילוק חובותיה בעת פירוקה) ופירותיהם, תמורתם, פדיונם וחליפיהם (כל האמור בסעיף 6.1.1(א) זה לעיל ביחד בשטר נאמנות זה - "מניות בזק המשועבדות").

ב.	הונפקו מניות הטבה בגין מניות בזק המשועבדות (להלן: "מניות ההטבה") או הונפקו זכויות כאמור, יהוו מניות ההטבה או זכויות אלו, חלק מן הנכסים המשועבדים על פי סעיף 6.1.1 זה. דינן של מניות ההטבה יהיה כדין מניות בזק המשועבדות המקוריות ששועבדו על פי סעיף 6.1.1 זה לעיל לכל דבר ועניין.

[4]	יובהר, כי הנכסים המשועבדים המפורטים בסעיף 6.1 לשטר הנאמנות ישועבדו בשעבוד בדרגה שווה (פרי פסו) למחזיקי אגרות החוב (סדרה ג'), כמפורט בסעיף 6.1.7 לשטר הנאמנות.
[5]	ומובהר כי שעבוד מניות בזק כפוף לקבלת אישור השעבוד, כמפורט בשטר הנאמנות.
[6]	ומובהר כי התחייבויות החברה כאמור בסעיף זה יכנסו לתוקפן רק החל ממועד קבלת אישור השעבוד, כמפורט בשטר הנאמנות ובכפוף לקבלתו.

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ג.	שעבוד חשבון המניות המשועבדות

בנוסף על השעבודים המפורטים לעיל, החברה תשעבד בשעבוד קבוע ובמשכון מדרגה ראשונה, ללא הגבלה בסכום, ובהמחאה על דרך השעבוד לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ד') וכן לטובת נאמן אגרות החוב (סדרה ג'), להבטחת אגרות החוב (סדרה ג') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) את כל זכויותיה בחשבון ני"ע אשר יתנהל ע"ש החברה, בבנק בישראל ואת כל זכויותיה בחשבון ני"ע אשר יתנהל ע"ש בי תקשורת, בבנק בישראל, אשר בשניהם מופקדות נכון למועד חתימת שטר זה כל מניות בזק המשועבדות (ביחד בשטר נאמנות זה - "חשבון המניות המשועבדות") (לרבות אם יוחלף או ישונה מספרו), כפי שתהיינה מעת לעת, לרבות על פי מסמכי פתיחת החשבון, ועל כל הכספים, הפיקדונות והנכסים (לרבות ניירות ערך) המופקדים או הנמצאים בחשבון המניות או הנזקפים לזכותו, לרבות כל הזכויות, ההכנסות והתמורות שיש לחברה ולבי תקשורת בגין ובקשר עם חשבון המניות, הכספים והנכסים, כאמור, והפירות הנובעים מזכויות החברה ובי תקשורת בחשבון המניות המשועבדות.

וכן תשעבד בשעבוד צף מדרגה ראשונה ללא הגבלה בסכום לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ד') וכן לטובת נאמן אגרות החוב (סדרה ג'), להבטחת אגרות החוב (סדרה ג') (ביחד ולחוד, פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל)) את כל הכספים והנכסים (לרבות ניירות ערך) שיופקדו או שימצאו בחשבון המניות המשועבדות או שייזקפו לזכותו, בעתיד, מעת לעת (דהיינו, שאינם מצויים כיום בחשבון, ואינם משועבדים במסגרת השעבוד הקבוע המפורט לעיל) לרבות כל הזכויות, ההכנסות והתמורות שתהיינה לחברה ולבי תקשורת בגין ובקשר עם חשבון המניות, הכספים והנכסים, כאמור, והפירות מהם.

ד.	הוראות בקשר עם חשבון המניות המשועבד

(1)	עד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה להלן), זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לחברה, לנאמן ולנאמן אגרות החוב (סדרה ג'), כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של החברה, הנאמן ונאמן אגרות החוב (סדרה ג'). על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של החברה.

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של הנאמן ונאמן אגרות החוב (סדרה ג') בלבד.

(2)	עד למועד מימוש הנכסים המשועבדים, הנאמן לא יהיה רשאי להתנגד או להתלות הסכמתו לביצוע משיכות, ובלבד שהחברה עומדת בהוראות סעיף 5.14 לשטר הנאמנות.

(3)	החברה תדאג כי לנאמן ולנאמן אגרות החוב (סדרה ג') תהיה זכות צפייה אינטרנטית בחשבון המניות המשועבדות.

(4)	כל העלויות בקשר עם חשבון המניות המשועבדות, פתיחתו, ניהולו וסגירתו יחולו על החברה.

(5)	הנאמן לא ימנע העברת חשבון המניות המשועבדות לחשבון בנק אחר בישראל לרבות בסניף אחר בישראל, או פיצול חשבון המניות המשועבדות למספר חשבונות נפרדים בישראל לרבות בסניף אחר בישראל, מעת לעת ולפי דרישתה הראשונה של החברה ותוך שני (2) ימי עסקים לאחר מועד שעבוד החשבון/נות החדשים, הסדרת זכויות החתימה והצפייה, בהתאם לאמור לעיל, וקבלת כל המסמכים הנדרשים, לשביעות רצון הנאמן, בקשר עם שעבוד החשבון/נות כאמור (והכל בהתאם להוראות שטר נאמנות זה), ובכל מקרה כאמור יכללו החשבונות המועברים או המפוצלים, לפי הענין, תחת ההגדרה "חשבון המניות המשועבדות", לכל דבר וענין וישועבדו בהתאם לאמור בשטר זה עוד קודם להתחלת הפעילות בהם, ולנאמן יהיה בהן את אותן זכויות כפי שקיימות בחשבון המניות המשועבדות.

ה.	למען הסר ספק, כל מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטר נאמנות זה לתוקף ושתוחזקנה על ידי החברה (במישרין ובעקיפין) (למעט מניות ההטבה) לא תשועבדנה לטובת מחזיקי אגרות החוב (סדרה ד') והוראות סעיף 6.1 לשטר הנאמנות לא יחולו בקשר עימן.

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ו.	אין באמור בסעיף 6.1.1 זה כדי לחייב את החברה ו/או בי תקשורת או מי מטעמן, לרכוש מניות בזק, לרבות בשל הנפקת מניות או הנפקת זכויות, כתבי התחייבות, או אופציות על ידי בזק, או בכל נסיבות אחרות שהן.

ז.	מובהר כי אין בשעבוד מניות בזק המשועבדות בכדי למנוע מהחברה או החברות בשליטתה לבצע כל פעולה של רה-ארגון או שינוי מבנה בדרך של העברת פעילות בין ולתאגידים בשליטת החברה, לרבות בדרך של מיזוג, ובלבד שבעקבות שינוי כאמור לא תהא משום עילה לפירעון מיידי כאמור בסעיף 9.1.20 להלן וכן בכפוף לכך שהנכסים המשועבדים ימשיכו להיות משועבדים לטובת הנאמן.

במקרה שהחברה תבצע שינוי מבנה כאמור, תפעל החברה הלכה למעשה, והנאמן יחתום על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ד').

ח.	עד למועד מימוש הנכסים המשועבדים, החברה ו/או בי תקשורת יהיו רשאיות להצביע מכח מניות בזק המשועבדות (ומניות ההטבה) באסיפות בזק בכל נושא שהוא, לפי שיקול דעתן הבלעדי, ובלבד שבמועד ההצבעה כאמור לא ידוע לחברה כי יש באופן ההצבעה בכדי לפגוע במישרין בשעבוד על מניות בזק המשועבדות או על היכולת לממשו (בכפוף למגבלות על השעבודים ומימושם כמפורט להלן) מובהר למען הסר ספק, שכל פעולה בהתאם להוראות הדין המפורטות במגבלות על השעבודים ומימושם (כמפורט להלן) או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות כשלעצמה, כפגיעה ביכולת הנאמן לממשן. כמו כן לקבל לידיהם כל דיבידנד, במזומן או בעין, מכל סוג שהוא, וכל תקבול או חלוקה אחרת מכל סוג שהוא, הנובעים או הקשורים למניות בזק המשועבדות ולמניות ההטבה, והללו יועברו לחשבונות בנק כפי שתורה החברה מעת לעת ויהיו משוחררים מכל שעבוד או זכות אחרת של מחזיקי אגרות החוב (סדרה ד').

"מועד מימוש הנכסים המשועבדים" - ייחשב המועד בו נודע על התקיימות עילה אחת או יותר מבין העילות המנויות בסעיף 9 לשטר הנאמנות להעמדת אגרות החוב (סדרה ד') לפירעון מיידי או בדבר מימוש בטוחות, או המועד בו פנה הנאמן לבית המשפט לצורך מימוש בטוחות או לצורך העמדת אגרות החוב (סדרה ד') לפירעון מיידי, לפי המוקדם מבינהם.

על אף האמור, החל מהמועד בו לא תחול עוד עילה מבין העילות המנויות בסעיף 9 לשטר הנאמנות להעמדת אגרות החוב (סדרה ד') לפירעון מיידי או החל מהמועד בו בית המשפט דחה את בקשת הנאמן למימוש בטוחות או העמדת אגרות החוב (סדרה ד') לפירעון מיידי, לפי הענין, יושבו לחברה הזכויות בקשר עם ההצבעה מכח מניות בזק המשועבדות (ומניות ההטבה) ובקשר עם קבלת הדיבידנדים, כאמור לעיל.

ט.	מובהר כי שעבוד מניות בזק המשועבדות ניתן כפי שהוא (as is), היינו שינוי בשווי מניות בזק המשועבדות לא יפגע בתוקף הבטוחה ועל החברה לא תחול כל חובה לתוספת בטוחות או כל נכס אחר לטובת מחזיקי אגרות החוב (סדרה ד') בגין שינוי בשווי מניות בזק המשועבדות.

י.	עם פירעון אגרות החוב (סדרה ג') במלואן, ככל שתיפרענה, יוסרו השעבודים בקשר עם הנכסים המשועבדים לטובת הנאמן לאגרות החוב (סדרה ג') ונאמן אגרות החוב (סדרה ג') יוסר מחשבון המניות המשועבדות. הנאמן יחתום על כל תיקון שיידרש לצורך הסרת נאמן אגרות החוב (סדרה ג') מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור. החברה וכן בי תקשורת, בחתימתה בשולי שטר זה, מתחייבות לחתום על כל מסמך שיידרש ולבצע כל פעולה שתידרש לצורך הסרת נאמן אגרות החוב (סדרה ג') מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור.

6.1.2.	הצהרות החברה בקשר עם מניות בזק המשועבדות

החברה וכן בי תקשורת, בחתימתה בשולי שטר זה, מצהירות בזה כדלקמן:

א.	מניות בזק המשועבדות נפרעו במלואן;

ב.	בכפוף למגבלות על השעבודים ומימושם, מניות בזק המשועבדות נקיות וחופשיות מכל חוב, שעבוד, משכון, עיקול, תביעה, זכות סירוב, זכות אופציה לרכישתן (כולן או חלקן), מגבלה, או כל זכות צד שלישי אחרת, ובכפוף לקבלת אישור השעבוד לא נדרשת הסכמה ליצירת השעבודים ולמימושם מכל גורם שהוא ואין כל הגבלה או תנאי החלים על פי דין, הסכם או התחייבות (לרבות מסמכי ההתאגדות של החברה ו/או בי תקשורת) על יצירת ורישום השעבודים המפורטים בשטר זה, ו/או על מימושם ו/או על העברת הבעלות במניות בזק המשועבדות (למעט זכויות של מחזיקי אגרות החוב (סדרה ג'), מחזיקי אגרות החוב (סדרה ה') וזכויות המממנים הנוספים כמפורט בשטר נאמנות זה).

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בשטר נאמנות זה, "המגבלות על השעבודים ומימושם" - משמעו מגבלות הקבועות בדין, ובכלל זה מגבלות הקבועות בחוק התקשורת ובצו תקשורת (בזק ושידורים) (קביעת שירות חיוני שנותנת "בזק", החברה הישראלית לתקשורת בע"מ), תשנ"ז-1997 (להלן: "צו תקשורת"); מגבלות הקבועות בהיתר השליטה ואישור השעבוד, ובכלל זאת קבלת אישור הגורמים המפורטים באישור השעבוד, מראש ובכתב, לכל העברה של אמצעי שליטה, כנדרש על פי חוק התקשורת וצו תקשורת; וכן מגבלות הקבועות ברשיון בזק וברשיונות הנוספים, לרבות קבלת אישור שר התקשורת או אישור ראש המנהל האזרחי באזור יהודה ושומרון (לפי העניין), מראש ובכתב, ככל שנדרש אישור כאמור ובהתאם לקבוע ברישיונות הנוספים.

בשטר נאמנות זה, "הרשיונות הנוספים" - משמעו הרישיונות שניתנו או שיינתנו על ידי משרד התקשורת או המנהל האזרחי באזור יהודה ושומרון לבזק ולחברות המוחזקות על ידה, למעט הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק.

בשטר נאמנות זה, "היתר השליטה" - משמעו, היתר השליטה שניתן ביום [*] ב[*] [*], בין היתר, לחברה, על ידי ראש הממשלה ושר התקשורת, לשליטה בבזק (וכפי שיהיה מעת לעת).

ג.	בכפוף למפורט בשטר הנאמנות, מניות בזק המשועבדות נמצאות וימצאו בבעלותה ובחזקתה הבלעדית של החברה (לרבות באמצעות חברות בשליטתה) ואין לצד שלישי כלשהו זכות כלשהי ביחס אליהן;

ד.	בכפוף למפורט בשטר הנאמנות, לא ניתנה ולא קיימת לצד שלישי כלשהו זכות לרכישת מניות בזק המשועבדות והן לא כפופות לזכות כלשהי, לרבות זכות סירוב ראשונה, אופציה לרכישתן או זכות כלשהי אחרת;

ה.	נתקבלו על ידי החברה כל ההחלטות והאישורים הנדרשים על פי כל דין, הסכם והתחייבות ליצירת כל השעבודים המפורטים בשטר הנאמנות לרבות שעבוד מניות בזק המשועבדות.

ו.	החברה ו/או בי תקשורת לא יצרו ולא התחייבו ליצור ו/או לרשום שעבוד שוטף על כלל נכסיהן.

ז.	במועד כניסתו לתוקף של שטר נאמנות זה החברה ובי תקשורת אינן נמצאות בהליכי פירוק.

ח.	החברה ו/או בי תקשורת לא קיבלו הודעה כלשהי על תביעות כלשהן ביחס לזכויותיה של החברה במניות המשועבדות. החברה מתחייבת בזאת להודיע לנאמן בכתב במקרה בו יחול שינוי באמור בס"ק זה תוך יום עסקים מהמועד שבו יוודע לה הדבר.

6.1.3.	התחייבויות החברה בקשר עם מניות בזק המשועבדות

החברה ובי תקשורת, בחתימתה בשולי שטר זה, מתחייבות בזה כדלקמן:

א.	להפקיד את מניות בזק המשועבדות בחשבון המניות המשועבדות;

ב.	למעט בדרך של העברת פעילות בין ולתאגידים בשליטת החברה, לא למכור, לא להעביר, לא להמחות, לא להעניק אופציה לרכישת מניות בזק המשועבדות, לא למסור את מניות בזק המשועבדות או איזה מהזכויות בגין מניות בזק המשועבדות ולא ליצור התחייבויות אחרות לטובת צדדים שלישיים בקשר עם מניות בזק המשועבדות, או כל חלק מהן, לא להרשות לאחר להשתמש בזכויות בקשר עם מניות בזק המשועבדות בכל דרך שהיא, לא להעניק לאחר זכות כלשהי במניות בזק המשועבדות או בגינן ולא להרשות לאחר לעשות פעולה מהפעולות הנ״ל, לא למחול ולא לוותר, באופן מלא או חלקי, על כל תביעה או זכות של החברה שיש לה או שיהיו לה מעת לעת, במישרין או בעקיפין, בקשר למניות בזק המשועבדות, וכל חלק מהן - ללא הסכמה לכך מאת מחזיקי אגרות החוב (סדרה ד'), בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטר הנאמנות;

ג.	לא לשעבד ולא למשכן בכל אופן ודרך את מניות בזק המשועבדות בזכויות שוות, קודמות או נחותות לזכויותיהם של מחזיקי אגרות החוב (סדרה ד') ולא להמחות על דרך שעבוד או על דרך מכר זכות כלשהי שיש לחברה במניות בזק המשועבדות, ללא קבלת הסכמתם של מחזיקי אגרות החוב (סדרה ד'), בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטר הנאמנות;

ד.	לעשות, על חשבונה של החברה, כל שנדרש על פי כל דין וכל שיהיה דרוש לדעת הנאמן, על מנת שכוחו של השעבוד על מניות בזק המשועבדות יהיה תקף כלפי צדדים שלישיים, לרבות נושים אחרים - קיימים או עתידיים - של החברה ו/או של בי תקשורת, ובמיוחד, אך מבלי לגרוע מכלליות האמור לעיל, לגרום לכך שהשעבוד על מניות בזק המשועבדות וכן כל תיקון לשעבוד הנ"ל (ולשם מניעת ספק מובהר בזה ששום תיקון כאמור לא יעשה אלא בהסכמתו בכתב ומראש של הנאמן) ירשם אצל רשם החברות ובכל מרשם או פנקס אחר, ככל שיידרש בעתיד לשם מתן תוקף כאמור, וכן לחתום על כל מסמך שלדעת הנאמן יהיה דרוש לצורך ביצועו של כל רישום כאמור או בקשר עמו;

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ה.	להיות אחראיות כלפי מחזיקי אגרות החוב (סדרה ד') לכל פגם בזכות הקניין של החברה או של בי תקשרות, לפי העניין, במניות בזק המשועבדות;

ו.	לשלם במועדם, לפי כל דין, את כל התשלומים אשר יש לשלמם על פי כל דין בגין מניות בזק המשועבדות, כגון: המיסים ותשלומי החובה המוטלים על ההכנסות הנובעות ממניות בזק המשועבדות, ולהמציא לנאמן, לפי דרישתו, אסמכתאות עבור התשלומים כאמור. אם החברה לא תשלם את התשלומים כאמור במועדם, שלא בגין השגה בתום לב עליהם (שהוגשה כדין), יהיו מחזיקי אגרות החוב (סדרה ד'), באמצעות הנאמן, רשאים, אך לא חייבים, בהודעה מראש ובכתב של 21 ימים לפחות, לשלמם על חשבון החברה ולחייבה בתשלומם בצרוף הוצאות (ויובהר, כי אם התשלומים האמורים נושאים קנסות פיגורים, החברה תשלם גם קנסות אלה). כל התשלומים שיעשו על-ידי מחזיקי אגרות החוב (סדרה ד') או הנאמן כאמור בסעיף זה מהווים חלק מהסכומים המובטחים במניות בזק המשועבדות וזאת מבלי לגרוע מחבותה של החברה לשלם את כל התשלומים הנ"ל במועדם. נדחתה ההשגה תהא החברה מחויבת לשלם את כל התשלומים כאמור;

ז.	במקרה של מימוש השעבוד על מניות בזק המשועבדות - לפעול ולעשות, על פי דרישתו הראשונה של הנאמן או כל מי שיפעל מטעמו למימוש מניות בזק המשועבדות, את כל הנדרש באופן סביר על מנת לקבל פטור מתשלום כל מס, אגרה, היטל, תשלום חובה או כל תשלום אחר החל או שיחול, המוטל או שיוטל על פי כל דין בקשר עם מניות בזק המשועבדות, ולחתום על כל הצהרה ומסמך הנדרשים באופן סביר בקשר לכך;

ח.	להודיע לנאמן, בכתב, מיד לכשייוודע לחברה או לבי תקשורת על כל כוונה לערוך שינוי כלשהו במסמכי ההתאגדות של בזק, שעלולים לפגוע בזכויותיהם של מחזיקי אגרות החוב (סדרה ד');

ט.	בכל במקרה שיונפקו מניות הטבה, המשועבדות על פי סעיף 6.1.1 לשטר הנאמנות, תפעל החברה ובי תקשורת, לבקשת הנאמן, לתיקון רישום השעבוד לטובת הנאמן, כך שהשעבוד על מניות בזק המשועבדות יכלול גם את מניות ההטבה;

י.	לא לנקוט בהליכים או פעולות כלשהם בניגוד לשטר נאמנות זה בקשר עם מניות בזק המשועבדות או שיפגעו באופן מהותי ביכולת הנאמן לממש את השעבודים על פי שטר זה. מובהר למען הסר ספק, שכל פעולה בהתאם לדין או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות לכשעצמה, כפגיעה ביכולת הנאמן לממשן.

יא.	סמוך לאחר שיוודע על כך לחברה או לבי תקשורת, החברה או בי תקשורת, לפי העניין, תודיע לנאמן על כל מקרה של הטלת עיקול, נקיטת פעולת הוצאה לפועל או הגשת בקשה למינוי כונס נכסים על מניות בזק המשועבדות או על חלקן. כמו כן, לאחר שנודע על כך לחברה, היא תודיע מיד על דבר קיומו של שעבוד לטובת הנאמן לרשות שעיקלה או נקטה פעולת הוצאה לפועל או שנתבקשה למנות כונס נכסים כאמור ו/או לצד שלישי שיזם או ביקש את אלה או את חלק מאלה, כמו כן, תנקוט מיד החברה על חשבונה בכל האמצעים הסבירים הדרושים לשם ביטול העיקול, פעולת ההוצאה לפועל או מינוי כונס הנכסים, לפי המקרה.

6.1.4.	החברה מתחייבת לעדכן את הנאמן באופן מיידי בסמוך לאחר שנודע לה על כל שינוי בהצהרות ובמצגים שלה על פי הוראות איזה מסעיפים 6.1.2 ו- 6.1.3 לשטר הנאמנות, שיש בו כדי להשפיע על זכויות מחזיקי אגרות החוב (סדרה ד').

6.1.5.	החברה מתחייבת כי הוראות סעיפים 6.1.6 ו- 6.1.7 להלן, ייכללו בשטר הנאמנות לאגרות החוב (סדרה ג') ובהסכם השעבוד ואגרת החוב לפיהם יירשמו השעבודים האמורים בשטר זה.

סעיפים 6.1.6 ו- 6.1.7 אינם ניתן לשינוי אלא בהחלטה מיוחדת של כל אחת מאסיפות מחזיקי אגרות החוב (סדרות ג' ו-ד') בלבד.

6.1.6.	מימוש השעבוד על מניות בזק המשועבדות

א.	הנאמן ומחזיקי אגרות החוב (סדרה ד') יהיו רשאים לנקוט בכל פעולה המותרת להם על פי כל דין ועל פי אישור השעבוד לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), וזאת, בכפוף להוראות והאישורים הנדרשים מכוח המגבלות על השעבודים ומימושם.

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ב.	בעל התפקיד שימונה לצורך מימוש השעבוד כפוף, בין היתר לאישור הגורמים המפורטים באישור השעבוד, מראש ובכתב. סמכויותיו של בעל תפקיד שמונה לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), כפופות לאמור באישור השעבוד.

6.1.7.	שעבוד נוסף בדרגה זהה על מניות בזק המשועבדות

א.	הנכסים המשועבדים ישועבדו בשעבוד בדרגה זהה גם לטובת מחזיקי אגרות חוב (סדרה ג') כמפורט בסעיף 6.1.1א לעיל.

ב.	כל אחד מ: הנאמן, מחזיקי אגרות החוב (סדרה ד') נאמן אגרות החוב (סדרה ג') ומחזיקי אגרות החוב (סדרה ג') (להלן יחדיו ולחוד: "הזכאים") רשאים, באופן עצמאי בהתאם לשיקול דעתו (ובלבד שקמה לו הזכות לכך בהתאם להוראות שטר הנאמנות הרלוונטי), לממש את השעבוד על מניות בזק המשועבדות, מניות ההטבה או חשבון המניות המשועבדות מבלי להידרש לאישור הזכאים האחרים ו/או החברה ו/או בי תקשורת, ובתוך כך, למסור הודעת מימוש ולנקוט לבדו בכל הדרכים החוקיות העומדות לו לשם מימוש השעבוד על מניות בזק המשועבדות ו/או חשבון המניות המשועבדות ובכלל זאת, לנקוט בכל הליך משפטי לשם מימוש השעבוד והכל בכפוף לאמור בסעיף 6.1.7 לעיל.

ג.	לאור המגבלות החלות בקשר עם מימוש מניות בזק המשועבדות (כמפורט בסעיף 6.1.5 לעיל), מימוש השעבודים על ידי זכאי כלשהו משמעו עשוי להיות מימוש כלל מניות בזק המשועבדות.

ד.	במקרה שזכאי כלשהו יפעל למימוש השעבודים שלטובתו, תעמוד לזכאים האחרים הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

ה.	החברה ו/או בי תקשורת תמסור לנאמן ולמחזיקי אגרות החוב (סדרה ד') הודעה בכתב מיד לאחר שנודע לה על פעולה כלשהי שננקטה על ידי הנאמן לאגרות החוב (סדרה ג') או מחזיקי אגרות החוב (סדרה ג') לצורך מימוש השעבודים לטובתם.

ו.	בעל תפקיד (כונס נכסים או בעל תפקיד אחר לשם מימוש השעבוד) שיתבקש להתמנות על ידי מי מהזכאים יהיה בעל תפקיד עליו הסכימו הזכאים (ובהיעדר הסכמה, על ידי בית המשפט). בעל תפקיד שימונה ימונה כבעל תפקיד עבור כלל הזכאים ויפעל למימוש כלל מניות בזק המשועבדות והעברת התמורות לזכאים בהתאם ליחס יתרת החובות הבלתי מובטחים.

ז.	הנאמן וכן נאמן אגרות החוב (סדרה ג') יתחייבו בהסכם השעבוד, שלא להתנגד להליך המימוש שינקוט מי מהזכאים האחרים ובלבד שהתקיימו הוראות סעיף זה בקשר עם מימוש כאמור.

ח.	יובהר כי, השעבוד על הנכסים המשועבדים ייווצר ויירשם לטובת הזכאים (פרו ראטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) כלפי כל אחד מהם כפי שזו תהיה במועד הבדיקה הרלבנטי)). אף זכאי לא יהיה אחראי לנזק שיגרם לזכאי אחר מכוח האחזקה המשותפת ו/או מימוש השעבוד על ידי זכאי אחר.

ט.	על אף האמור בסעיף 5.2.2 לשטר הנאמנות, במקרה של מימוש השעבודים כאמור בסעיף 6.1.7 זה, כל סכום אשר יתקבל בגין מימוש השעבודים יחולק בין הזכאים פרו רטה ביניהם בהתאם ליתרת החוב נטו וישמש לצורך לצורך פירעון על חשבון יתרת חוב החברה כלפיו.

י.	החברה מתחייבת כי למעט השעבוד בדרגה זהה על הנכסים המשועבדים שיוענקו למחזיקי אגרות החוב (סדרה ג'), ולמעט השעבוד מדרגה בכירה על מניות בזק המשועבדות שייתכן ובעתיד יינתן, כמפורט בסעיף 6.1.8 לשטר הנאמנות – החברה לא תעניק שעבוד כלשהו על מניות בזק המשועבדות, כמפורט במבוא לסעיף 6 לשטר הנאמנות.

6.1.8.	שעבוד נוסף בדרגה בכירה על מניות בזק המשועבדות

א.	ככל שהחברה גייסה את סכום החוב הנוסף (כהגדרתו בסעיף 3.3 לעיל) במסגרת הנפקת אגרות החוב (סדרה ה') או גיוס החוב מהמממנים הנוספים (כהגדרת מונחים אלו בסעיף 3.3 לעיל) בהתאם להוראות סעיף 3.3 לעיל, תהא החברה רשאית לשעבד את הנכסים המשועבדים לטובת המממנים הנוספים בשעבודים בדרגה בכירה לשעבוד המוענק לאגרות החוב (סדרה ג') ולאגרות החוב (סדרה ד'), מבלי שתצטרך לקבל על כך אישור מהנאמן או ממחזיקי אגרות החוב (סדרה ד') או מהנאמן לאגרות החוב (סדרה ג') או ממחזיקי אגרות החוב (סדרה ג').

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ב.	לפחות שני (2) ימי עסקים טרם הענקת השעבוד הבכיר לנאמן למחזיקי אגרות החוב (סדרה ה') עבור מחזיקי אגרות החוב (סדרה ה') או למממנים הנוספים, לפי העניין, תעביר החברה הודעה בכתב לנאמן, אשר בה יאשר נושא המשרה הבכיר בתחום הכספים בחברה כי היקף החוב הנוסף ישמש רק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של החברה וכי היקף החוב הנוסף תואם את הוראות סעיף 3.3.2 לשטר הנאמנות. מובהר כי לא חלה על הנאמן חובה לערוך בדיקה כלשהי בקשר עם נכונות ההודעה אשר תמסר לו כאמור לעיל, והנאמן רשאי לסמוך על ההודעה האמורה.

ג.	מיד עם גיוס החוב הנוסף, יעודכנו השעבודים על הנכסים המשועבדים ויהפכו לשעבודים בדרגה שניה וייחשבו ככאלה מיד עם גיוס החוב הנוסף ואף טרם בוצע תיקון בשעבוד שנרשם לטובת הנאמן, כמפורט להלן.

ד.	כמו כן, החל ממועד גיוס החוב הנוסף ועד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה לעיל), זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לחברה ולנאמן עבור אגרות החוב (סדרה ה') או למממנים הנוספים, לפי הענין, חלף הנאמן ונאמן אגרות החוב (סדרה ג'), כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של החברה, הנאמן לאגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין. על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של החברה. מובהר כי, במקרה כאמור בס"ק ד זה, יוסרו זכויות החתימה של הנאמן ונאמן אגרות החוב (סדרה ג'), וזאת בד בבד עם הוספת הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, כמורשי חתימה נוספים בחשבון המניות המשועבדות וכן במקביל לקבלת התחייבות בלתי חוזרת מאת הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, כי כל עוד אגרות החוב (סדרה ג') או (סדרה ד') במחזור, בהיעדר אישור מהנאמן ומנאמן אגרות החוב (סדרה ג'), לפי העניין, לא יתנו הסכמתם לשינוי זכויות החתימה בחשבון המניות המשועבדות כך הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, יחדלו להיות מורשי חתימה בחשבון המניות המשועבדות מבלי שהנאמן ונאמן אגרות החוב (סדרה ג') יתווספו כמורשי חתימה בחשבון המניות המושעבדות..

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, בלבד.

ה.	למען הסדר הטוב, תוך חמישה עשר (15) ימים ממועד גיוס החוב הנוסף, החברה תפעל הלכה למעשה, והנאמן יחתום על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ד') כשעבודים מדרגה שניה ולצורך הסרת זכויות החתימה של הנאמן ונאמן אגרות החוב (סדרה ג') מחשבון המניות המשועבדות.

ו.	למען הסדר הטוב יובהר, כי הנאמן ומחזיקי אגרות החוב (סדרה ד') והנאמן למחזיקי אגרות החוב (סדרה ג') ומחזיקי אגרות החוב (סדרה ג') יהיו רשאים לממש את השעבודים על הנכסים המשועבדים (כולם או חלקם) מבלי להידרש לאישור הנאמן למחזיקי אגרות החוב (סדרה ה') או מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, ובלבד שהתמורה שתנבע ממימוש כאמור תשמש תחילה לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ה') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המימוש, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ה'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') ואגרות החוב (סדרה ד') פרו רטה ביניהן בהתאם ליתרת החוב נטו (כהגדרתה לעיל). החברה מתחייבת לכלול התחייבות זו במסמכי השעבוד של החוב הנוסף.

ז.	במקרה שמחזיקי אגרות החוב (סדרה ד') יפעלו למימוש איזה מהשעבודים שלטובתם בקשר עם הנכסים המשועבדים, תעמוד לנאמן ולמחזיקי אגרות החוב (סדרה ה') או המשקיעים המסווגים או המממנים הנוספים, לפי העניין, הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

ח.	החברה מתחייבת שלא לפעול בכל מועד שהוא להרחבת החוב הנוסף מעבר לסכום החוב הנוסף, כל עוד אגרות החוב (סדרה ד') לא נפרעו במלואן ובמועדן.

ט.	החברה ובי תקשורת, בחתימתה בשולי שטר מתוקן זה, מתחייבות כי ככל שבמועד פרעון החוב הנוסף תהיינה אגרות חוב (סדרה ג' או ד') במחזור, הן תפעלנה מיד עם פרעון החוב הנוסף להסרת השעבוד הבכיר ותיקון השעבודים על הנכסים המשועבדים לטובת הנאמן ולטובת נאמן אגרות החוב (סדרה ג'), לשעבודים ראשונים בדרגה וכן, להסדרת זכויות החתימה בחשבון המניות המשועבדות בהתאם לאמור בסעיף 6.1.1(ד).

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6.1.9.	רישום שעבודים

החברה ו/או בי תקשורת, לפי העניין תמציא לנאמן את המסמכים שלהלן בקשר עם כל אחד מהשעבודים על פי שטר זה וזאת בתוך 90 ימים מהמאוחר מבין: (א) מועד קבלת אישור השעבוד; או (ב) מועד הסגירה. עם המצאת כל המסמכים שלהלן לנאמן יראו בכך כקיום חובותיה של החברה ו/או בי תקשורת לפי העניין לרישום השעבוד הרלוונטי:

א.	מקור של אגרת חוב וטופס "פרטי משכנתאות ושעבודים" בנוסח אשר יהיה מקובל על הנאמן, חתומים במקור על ידי החברה או בי תקשורת, לפי העניין, וכן חתומים בחותמת של 'הוגש לבדיקה' ותאריך, של רשם החברות.

ב.	תדפיס ממרשם החברה או בי תקשורת, לפי העניין, אצל רשם החברות המעיד, בין השאר, על רישום נכון ומדויק של כל השעבודים לטובת הנאמן.

ג.	תצהיר מקורי של נושא המשרה בכיר בחברה או בבי תקשורת (לפי העניין), מאושר על ידי עו"ד, לפיו בין היתר, השעבודים אינם עומדים בסתירה או בניגוד להתחייבויות אחרות של החברה או בי תקשורת (לפי העניין), בנוסח אשר יהיה מקובל על הנאמן.

ד.	חוות דעת ביחס לכל שעבוד כאמור מאת עוה"ד החיצוניים של החברה ושל בי תקשורת (לפי העניין), בין היתר, כי השעבודים נרשמו וכי הינם תקפים וברי אכיפה (בכפוף למגבלות על השעבודים ומימושם המפורטות בסעיף 6.1.2 לשטר הנאמנות), בנוסח המקובל על הנאמן.

ה.	הוראה בלתי חוזרת של החברה לבנק – חתומה במקור על ידי החברה, המפרטת את הרכב זכויות החתימה בחשבון המניות המשועבדות ומורה לבנק שלא לשנות את הרכב זכויות החתימה בחשבון המניות המשועבדות, ושבה תודיע לו החברה גם שכל זכויות החברה בחשבון המניות המשועבדות, משועבדות לטובת הנאמן.

ו.	התחייבות של בי תקשורת בנוסח המצורף כנספח א' לשטר זה.

ז.	[עותק של אישור השעבוד]

6.1.10.	בנוסף על האמור בסעיף 6.1.9 לשטר הנאמנות, החברה תעביר לנאמן, בתוך שני ימי עסקים לאחר שהחברה תקבל - תעודות רישום שעבוד מקוריות בקשר עם השעבודים על מניות בזק המשועבדות וחשבון המניות המשועבדות.

6.2.	כרית הריבית

6.2.1.	להבטחת הקיום המלא והמדויק של כל התחייבויות החברה בגין אגרות החוב (סדרה ד') לפי שטר נאמנות זה ולהבטחת התשלום המלא והמדויק של הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב (סדרה ד') מהחברה בצירוף כל הסכומים המגיעים לפי שטר הנאמנות, לרבות תשלומי קרן אגרות החוב (סדרה ד'), ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם החברה על פי שטר זה. החברה מתחייבת כי מתוך תמורת ההנפקה שתקבל החברה בגין הנפקת אגרות החוב (סדרה ד') יופקד בחשבון הנאמנות (כהגדרתו להלן) סך השווה לגובה תשלום הריבית הקרוב ("סכום כרית הריבית"), כאשר חשבון הנאמנות וסכום כרית הריבית ישמשו כבטוחה למחזיקי אגרות החוב (סדרה ד'), וזאת עד לפירעונן המלא של אגרות החוב (סדרה ד').

6.2.2.	עם פרסום דוח מיידי על-ידי החברה אודות תוצאות ההנפקה הראשונה של אגרות החוב, תעביר החברה לנאמן אישור בכתב מאת נושא המשרה הבכיר בתחום הכספים של החברה, אודות סכום כרית הריבית כולל פירוט חישוב מתאים בקובץ אקסל פעיל.

6.2.3.	אם בבוקר של יום ה- 2 לכל חודש קלנדארי שלאחר מועד תשלום ריבית כלשהו, ואם אינו יום עסקים אזי ביום העסקים העוקב (להלן: "מועד השלמת הכרית"), יהיה הסכום המופקד בחשבון כרית הריבית נמוך מסכום תשלום הריבית הקרוב לאחר מועד השלמת הכרית, תעביר החברה לחשבון כרית הריבית סכום השווה לסכום הנדרש לשם השוואת הסכום המופקד בחשבון הנאמנות, במועד השלמת כרית, לסכום תשלום הריבית הקרוב שלאחר מועד השלמת הכרית (להלן: "סכום הכרית השוטף") וזאת בתוך 4 ימי עסקים ממועד השלמת הכרית.

אם במועד השלמת הכרית יהיה הסכום המופקד בחשבון כרית הריבית גבוה מסכום סכום הכרית השוטף תהא זכאית החברה לקבל לידיה את ההפרש שבין הסכום המצוי בחשבון הנאמנות לבין סכום הכרית השוטף.

במועד השלמת הכרית, תמסור החברה לנאמן אישור מאת נושא המשרה הבכיר בתחום הכספים בחברה, בצירוף תחשיב בקובץ אקסל פעיל, בדבר סכום הכרית השוטף.

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6.2.4.	[נמחק]

6.2.5.	מובהר כי אי הפקדת סכום כרית הריבית בחשבון הנאמנות תהווה עילה להעמדה לפירעון מיידי של יתרת אגרות החוב (סדרה ד') שבמחזור.

6.2.6.	מבלי לגרוע מהוראות סעיף 6.2.5 לעיל, למען הסר ספק יובהר, כי התחייבות החברה להעברת סכום כרית הריבית לחשבון הנאמנות אינה מובטחת במנגנון אשר יבטיח ביצוע התחייבות זו. במקרה בו החברה לא תעמוד בהתחייבותה להעברת הכספים לחשבון הנאמנות, לא תהא לנאמן היכולת למנוע הפרת התחייבות זו, אלא לנקוט באמצעים העומדים לרשותו על פי דין ועל פי שטר הנאמנות, לאכוף על החברה בדיעבד את ביצוע התחייבותה. כמו כן, במקרה כאמור תחול עילה להעמדת אגרות החוב לפירעון מיידי.

6.2.7.	לאחר הפירעון הסופי והמלא של אגרות החוב (סדרה ד') תהא זכאית החברה לקבל לידיה כל סכום שייוותר בחשבון הנאמנות בניכוי שכר הנאמן והוצאותיו, לרבות העלויות הקשורות לחשבון הנאמנות.

6.3.	למען הסר ספק מובהר, כי על הנאמן לא חלה חובה לבחון, ובפועל הנאמן לא בחן, את הצורך בהעמדת בטחונות להבטחת התשלומים למחזיקי אגרות החוב. הנאמן לא נתבקש לערוך, והנאמן בפועל לא ערך בדיקת נאותות (Due Diligence) כלכלית, חשבונאית או משפטית באשר למצב עסקי החברה או חברות הבת. בהתקשרותו בשטר נאמנות זה, ובהסכמת הנאמן לשמש כנאמן למחזיקי אגרות החוב, הנאמן אינו מחווה דעתו, באופן מפורש או משתמע, באשר ליכולתה של החברה לעמוד בהתחייבויותיה כלפי מחזיקי אגרות החוב וכן באשר לערכם הכלכלי של הביטחונות אשר הועמדו ו/או יועמדו (ככל שיועמדו) להבטחת התחייבויות החברה על פי שטר נאמנות זה והדבר אינו נכלל בין תפקידיו. אין באמור כדי לגרוע מחובות הנאמן על פי כל דין ו/או שטר הנאמנות לרבות מחובתו של הנאמן (ככל שחובה כזו חלה על הנאמן על פי כל דין) לבחון השפעתם של שינויים בחברה מתאריך ההנפקה ואילך ככל שיש בהם כדי להשפיע לרעה על יכולתה של החברה לעמוד בהתחייבויותיה למחזיקי אגרות החוב. במקרה בו תינתנה בטוחות על ידי החברה בגין הצעה של אגרות חוב, יחולו על הנאמן הוראות החוק לעניין זה ובין היתר יבחן הנאמן, מעת לעת ולפחות אחת לשנה, את תוקפן של בטוחות כאמור.

6.4.	[נמחק]

6.5.	שעבודים מצטברים

מובהר, כי כל השעבודים המפורטים בסעיפים 6.1 ו- 6.2 לעיל הינם מצטברים ובלתי תלויים זה בזה והם לא ישפיעו אחד על השני לרבות לא על בטוחות אחרות קיימות, או שתהיינה קיימות, בידי הנאמן ובידי מחזיקי אגרות החוב (סדרה ד') ולא יושפעו מהן, וכן לא יהיה בקיום בטוחות נוספות כדי למנוע או לעכב את מימוש השעבודים על איזה מהנכסים המשועבדים.

7.	[נמחק]

8.	דרגת עדיפות

כל אגרות החוב (סדרה ד'), תעמודנה בדרגה שווה ביחס לסכומים המגיעים בגינן, פרי פסו, בינן לבין עצמן ובלי זכות בכורה או עדיפות של האחת על פני האחרת.

9.	זכות להעמדה לפירעון מיידי ו/או מימוש בטוחות

9.1.	בקרות אחד או יותר מהמקרים המפורטים להלן וכל עוד הם מתקיימים, יהיו הנאמן וכן מחזיקי אגרות החוב רשאים להעמיד לפירעון מיידי את יתרת הסכום המגיע למחזיקים על פי אגרות החוב או לממש בטוחות שניתנו להבטחת התחייבויות החברה כלפי המחזיקים על פי אגרות החוב ויחולו הוראות סעיף 9.2 לפי העניין:

9.1.1.	אם החברה לא פרעה תשלום כלשהו מהתשלומים בהם היא חייבת בגין אגרות החוב, או לא קוימה התחייבות מהותית אחרת שניתנה לטובת מחזיקי אגרות החוב, וההפרה לא תוקנה בתוך 10 ימים ממועד ההפרה.

9.1.2.	אם החברה תקבל החלטת פירוק (למעט פירוק כתוצאה משינוי מבני בחברה ו/או כתוצאה ממיזוג עם חברה אחרת כאמור בסעיף 9.1.20 להלן).

9.1.3.	אם יינתן לחברה צו פירוק קבוע וסופי על ידי בית המשפט, או ימונה לה מפרק קבוע.

9.1.4.	אם יינתן צו פירוק זמני על ידי בית המשפט או ימונה לה מפרק זמני, או תתקבל כל החלטה שיפוטית בעלת אופי דומה וצו או החלטה כאמור לא בוטלו בתוך 45 ימים ממועד מתן הצו או קבלת ההחלטה, לפי העניין. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

9.1.5.	אם יוטל עיקול על נכסיה של החברה, כולם או רובם, או אם תבוצע פעולה כלשהי של הוצאה לפועל כנגד נכסיה של החברה, כולם או רובם, והעיקול לא יוסר או הפעולה לא תבוטל, לפי העניין, בתוך 45 ימים ממועד הטלתם או ביצועם, לפי העניין. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

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9.1.6.	אם הוגשה בקשה לכינוס נכסים או למינוי כונס נכסים (זמני או קבוע) על החברה ו/או על נכסיה של החברה, כולם או רובם, או אם יינתן צו למינוי כונס נכסים זמני - אשר לא נדחו או בוטלו בתוך 45 ימים ממועד הגשתם או נתינתם, לפי העניין; או - אם ניתן צו למינוי כונס נכסים קבוע על נכסיה של החברה, כולם או רובם. על אף האמור, לא תינתן לחברה תקופת ריפוי כלשהי ביחס לבקשות או צווים שהוגשו או ניתנו, לפי העניין, על ידי החברה או בהסכמתה.

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9.1.7.	אם החברה תגיש לבית המשפט בקשה לצו הקפאת הליכים או אם יינתן צו כאמור או אם החברה תגיש לבית המשפט בקשה לפשרה או להסדר עם נושיה לפי סעיף 350 לחוק החברות (למעט למטרת מיזוג עם חברה אחרת כאמור בסעיף 9.1.20 להלן ו/או שינוי במבנה החברה לרבות פיצול שאינם אסורים לפי תנאי שטר זה, ולמעט הסדרים בין החברה לבין בעלי מניותיה שאינם אסורים לפי תנאי שטר זה ושאין בהם להשפיע על יכולת הפירעון של אגרות החוב (סדרה ד')); או - אם תוגש בקשה לבית המשפט לפי סעיף 350 לחוק החברות כנגד החברה (ושלא בהסכמתה) אשר לא נדחתה או בוטלה בתוך 45 ימים ממועד הגשתה.

9.1.8.	אם הבורסה השעתה את המסחר באגרות החוב, למעט השעיה בעילה של היווצרות אי בהירות, כאמור בחלק הרביעי לתקנון הבורסה, וההשעיה לא בוטלה תוך 55 ימים.

9.1.9.	[נמחק]

9.1.10.	אם סדרה אחרת של אגרות חוב שהנפיקה החברה או החוב הנוסף עבור המממנים הנוספים או התחייבות פיננסית אחרת (לרבות התחייבויות פיננסיות אחרות מצטברות, שאינן אגרות חוב) בהיקף העולה על 300 מיליון ש"ח הועמדה לפירעון מיידי.

9.1.11.	[נמחק]

9.1.12.	אם החברה הפרה את התחייבויותיה ביחס למניות בזק כאמור בסעיף 5.2 לעיל.

9.1.13.	במקרה שהחברה תבצע הרחבת סדרת אגרות חוב (סדרה ד') באופן שאינו עומד בהתחייבויותיה של החברה ביחס להרחבת סדרה לפי סעיף 3.2 לעיל.

9.1.14.	אם החברה תחוסל או תימחק, מכל סיבה שהיא, לרבות מחיקה או חיסול לצורכי מיזוג או במסגרת עסקת החלפת מניות, למעט מיזוג בו החברה הקולטת נטלה על עצמה את מלוא התחייבויות החברה כלפי מחזיקי אגרות החוב (סדרה ד') כאמור בסעיף 9.1.20 להלן.

9.1.15.	אם החברה תפר את תנאי אגרות החוב או שטר הנאמנות בהפרה יסודית, או אם לא תקיים אילו מהתחייבויותיה המהותיות במסגרתם, וההפרה לא תוקנה בתוך 10 ימים ממועד ההפרה.

9.1.16.	אם יתברר כי מצג ממצגי החברה באגרת החוב או בשטר הנאמנות אינו נכון ו/או אינו מלא, ובמקרה שמדובר בהפרה הניתנת לתיקון – ההפרה לא תוקנה בתוך 14 ימים ממועד ההפרה.

9.1.17.	אם החברה חדלה או הודיעה על כוונתה לחדול מניהול עסקיה כפי שאלו יהיו מעת לעת, או אם החברה הפסיקה או הודיעה על כוונתה להפסיק את תשלומיה.

9.1.18.	אם חלה הרעה מהותית בעסקי החברה לעומת מצבה במועד הסגירה (כהגדרתו לעיל), וקיים חשש ממשי שהחברה לא תוכל לפרוע את אגרות החוב במועדן.

9.1.19.	אם החברה לא פרסמה דוח כספי, שהיא חייבת בפרסומו לפי כל דין או לפי הוראות שטר זה, בתוך 30 ימים מהמועד האחרון שבו היא חייבת בפרסומו.

9.1.20.	בוצע מיזוג של החברה ללא קבלת אישור מוקדם של מחזיקי איגרות החוב בהחלטה רגילה אלא אם כן הצהירה החברה הקולטת, כלפי מחזיקי איגרות החוב, לרבות באמצעות הנאמן, לפחות 10 ימי עסקים לפני מועד המיזוג, כי החברה הקולטת נטלה על עצמה את מלוא ההתחייבויות כלפי מחזיקי אגרות החוב וכן כי לא קיים חשש סביר שעקב המיזוג לא יהיה ביכולתה של החברה או החברה הקולטת, לקיים את ההתחייבויות כלפי המחזיקים.

9.1.21.	אם אגרות החוב (סדרה ד') נמחקו מהמסחר בבורסה.

9.1.22.	אם הופרה התחייבות השליטה בחברה כמפורט בסעיף 5.5 לעיל.

9.1.23.	אם החברה תבצע חלוקה (כהגדרתה בחוק החברות) שאינה עומדת בתנאי סעיף 5.7 לעיל.

9.1.24.	אם קיים חשש ממשי שהחברה לא תעמוד בהתחייבויותיה המהותיות כלפי מחזיקי אגרות החוב.

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9.1.25.	אם החברה תפר את התחייבותה להשלים את סכום כרית הריבית כמפורט בסעיף 6.2.3 לעיל.

9.1.26.	אם החברה תרחיב את סדרת אגרות החוב (סדרה ב') או תנפיק סדרה חדשה של אגרות חוב או תרחיב סדרה חדשה של אגרות חוב בניגוד להוראות סעיף 3.2 לעיל או נטלה חוב פיננסי בניגוד להוראות סעיף 3.3 לעיל.

9.1.27.	אם החברה תרחיב את סדרת אגרות החוב (סדרה ד') בניגוד להוראות סעיף 3.2 לעיל.

9.1.28.	אם החברה תפר אילו מהתחייבויותיה שבסעיף 5.2 לעיל.

9.1.29.	אם החברה תפר את ההתחייבות שבסעיף 5.4 לעיל.

9.1.30.	החל מתום 24 חודשים ממועד הסגירה, במקרה בו תירשם הערת "עסק חי" בדוחותיה הכספיים ו/או בתוצאותיה הכספיות הרבעוניות של החברה, לפי העניין, למשך תקופה של שני רבעונים רצופים. "עסק חי" משמע: הערת עסק חי הנובעת מספקות משמעותיים בדבר יכולת החברה לפרוע את התחייבויותיה בעתיד הנראה לעין.

9.1.31.	אם בוצעה עסקה בניגוד לאמור בסעיף 5.12 לעיל.

9.1.32.	בוצעה מכירה של רוב נכסי החברה, כהגדרת המונח בסעיף 9.1.6 לעיל (למעט אם תמורת המכירה שימשה לביצוע פדיון מוקדם של אגרות החוב (סדרה ד') בהתאם למנגנון הקבוע לעניין זה בסעיף 5.2 לעיל).

9.1.33.	אם החברה חדלה להיות תאגיד מדווח כהגדרת מונח זה בחוק ניירות ערך.

9.1.34.	[נמחק]

9.1.35.	[נמחק]

9.1.36.	אם החברה לא עמדה בהתחייבותה כאמור בסעיף 5.14 לשטר הנאמנות, וההפרה לא תוקנה בתוך ארבעה עשר (14) ימים ממועד ההפרה.

9.1.37.	אם מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, מימשו את השעבודים הבכירים לטובתם על הנכסים המשועבדים.

9.1.38.	אם חלו אילו מהעילות שבסעיפים 9.1.2 עד 9.1.7 לעיל או בסעיף 9.1.14 ביחס לבי תקשורת או לבי תקשורת 1, למעט אם במועד הרלוונטי בי תקשורת לא החזיקה במניות בזק המשועבדות, כאמור בסעיף 6.1.1(ז) בשטר הנאמנות.

במקרים כאמור יחולו ההוראות בסעיף 9.2 להלן.

למען הסר ספק, מובהר כי אין בזכות ההעמדה לפירעון מיידי כאמור לעיל ו/או בהעמדה לפירעון מיידי ו/או במימוש בטוחות כדי לגרוע או לפגוע בכל סעד אחר או נוסף העומד למחזיקי אגרות החוב או לנאמן על פי תנאי אגרות החוב והוראות שטר זה או על פי דין, ואי העמדת החוב לפירעון מיידי בקרות איזה מהמקרים המפורטים בסעיף 9.1 לעיל, לא תהווה ויתור כלשהו על זכויותיהם של מחזיקי אגרות החוב או של הנאמן כאמור.

9.2.	בקרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל ובהתאם להוראות הכלולות בו על סעיפי המשנה שבו:

9.2.1.	הנאמן יהיה חייב לזמן אסיפת מחזיקי אגרות החוב (סדרה ד') אשר על סדר יומה תהיה החלטה בדבר העמדה לפירעון מיידי של כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ד') ו/או מימוש בטוחות בשל קרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל, וכן יהיה חייב לזמן אסיפה כאמור לפי דרישת מחזיק באגרות חוב (סדרה ד'), אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב (סדרה ד'), אשר על סדר יומה תהיה החלטה בדבר העמדה לפירעון מיידי של כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ד') ו/או מימוש בטוחות (ככל שניתנו) בשל קרות איזה מהאירועים המפורטים בסעיף 9.1 לעיל. מועד כינוס אסיפה כאמור יהיה בחלוף 21 ימים ממועד זימונה (או מועד קצר יותר בהתאם להוראות סעיף 9.2.5 להלן).

9.2.2.	החלטת מחזיקים להעמיד את אגרות החוב לפירעון מיידי ו/או לממש בטוחות כאמור לעיל, תתקבל באסיפת מחזיקים שנכחו בה מחזיקים בחמישים אחוזים (50%) לפחות מיתרת הערך הנקוב של אגרות החוב מאותה סדרה, ברוב של המחזיקים ביתרת הערך הנקוב של אגרות החוב המיוצג בהצבעה או ברוב כאמור באסיפת מחזיקים נדחית שנכחו בה מחזיקים בעשרים אחוזים (20%) לפחות מהיתרה כאמור.

9.2.3.	במקרה בו עד למועד כינוס האסיפה לא בוטל או הוסר איזה מהאירועים המפורטים בסעיף 9.1 לשטר זה לעיל, והחלטה באסיפת מחזיקי אגרות החוב כאמור התקבלה בהתאם לסעיף 9.2.2 לעיל, הנאמן יהיה חייב ללא שיהוי להעמיד לפירעון מיידי את כל היתרה הבלתי מסולקת של אגרות החוב (סדרה ד') ו/או לממש בטוחות.

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9.2.4.	על אף כל האמור בסעיף 9.2 זה, הנאמן ומחזיקי אגרות החוב לא יהיו רשאים להעמיד את אגרות החוב לפירעון מיידי ולא יממשו בטוחות, אלא לאחר שחלפה התקופה שנקבעה בסעיפיו הקטנים של סעיף 9.1 לעיל, ככל שנקבעה, אשר במהלכה רשאית החברה לבצע פעולה או לקבל החלטה שכתוצאה ממנה נשמטת העילה להעמדה לפירעון מיידי או למימוש בטוחות (להלן: "תקופת הריפוי"), והעילה לא נשמטה. ואולם הנאמן רשאי לקצר את תקופת הריפוי אם סבר שיש בה כדי לפגוע באופן מהותי בזכויות המחזיקים.

9.2.5.	על אף כל האמור בסעיף 9.2 זה, הנאמן או המחזיקים לא יעמידו את אגרות החוב לפירעון מיידי ולא יממשו בטוחות, אלא לאחר שמסרו לחברה הודעה בכתב, 10 ימים מראש לפני העמדת אגרות החוב (סדרה ד') לפרעון מיידי או מימוש בטוחות (להלן: "תקופת ההודעה"), על כוונתם לעשות כן; ואולם הנאמן או מחזיקים באגרות החוב (סדרה ד') אינם חייבים למסור לחברה הודעה כאמור, אם קיים חשש סביר כי מסירת ההודעה תפגע באפשרות להעמיד את אגרות החוב לפירעון מיידי ו/או לממש בטוחות (ככל שניתנו).

9.2.6.	העתק מהודעת זימון האסיפה כאמור שישלח על ידי הנאמן לחברה מיד עם פרסום ההודעה או פרסום זימון האסיפה במגנ"א יהווה התראה מראש ובכתב לחברה על כוונתו של הנאמן לפעול כאמור.

9.2.7.	הנאמן יודיע למחזיקי אגרות החוב על קרות אירוע המהווה עילה לפירעון מיידי מייד לאחר שנודע לו בפועל הדבר. הודעה כאמור תפורסם בהתאם להוראות סעיף 25 להלן.

9.2.8.	הנאמן רשאי בהתאם לשיקול דעתו לקצר את מנין 21 הימים האמורים (בסעיף 9.2.1 לשטר זה) ו/או את 10 ימי ההתראה האמורים (בסעיף 9.2.5) במקרה בו יהיה הנאמן בדעה כי כל דחייה בכינוס האסיפה מסכנת את זכויות מחזיקי אגרות החוב (סדרה ד').

9.2.9.	אין באמור בסעיף זה כדי לפגוע או להתנות על זכויות הנאמן או מחזיקי אגרות החוב (סדרה ד') בהתאם להוראות סעיף 35ט1 לחוק ניירות ערך או בהתאם להוראות הדין.

9.2.10.	אין בזכות ההעמדה לפירעון מיידי ו/או למימוש בטוחות כאמור בסעיף זה לעיל ו/או בהעמדה לפירעון מיידי כדי לגרוע או לפגוע בכל סעד אחר או נוסף העומד למחזיקי אגרות החוב (סדרה ד') על פי תנאי אגרות החוב (סדרה ד') והוראות שטר זה ו/או על פי דין.

10.	תביעות והליכים בידי הנאמן

10.1.	בנוסף על כל הוראה בשטר הנאמנות וכזכות וסמכות עצמאית, הנאמן יהא רשאי לנקוט ללא מתן הודעה נוספת, בכל אותם הליכים, לרבות הליכים משפטיים ובקשות לקבלת הוראות, כפי שימצא לנכון ובכפוף להוראות כל דין לשם הגנה על זכויות מחזיקי אגרות החוב.

אין באמור לעיל כדי לפגוע ו/או לגרוע מזכותו של הנאמן לפתוח בהליכים משפטיים ו/או אחרים בין אם אגרות החוב הועמדו לפירעון מיידי ובין אם לאו, והכל להגנת מחזיקי אגרות החוב ו/או לצורך מתן כל צו באשר לענייני הנאמנות ובכפוף להוראות כל דין. על אף האמור בסעיף 10 זה, מובהר, כי זכות העמדה לפירעון מיידי תקום רק בהתאם להוראות סעיף 9 לעיל ולא מכח סעיף 10 זה.

10.2.	הנאמן יהיה חייב לעשות כאמור בסעיף 10.1 לעיל אם יידרש לעשות כן על ידי החלטה רגילה שנתקבלה באסיפה הכללית של מחזיקי אגרות החוב, אלא אם כן ראה כי בנסיבות העניין אין הדבר צודק ו/או סביר לעשות כן ופנה לבית המשפט המתאים בבקשה לקבלת הוראות בנדון במועד הסביר הראשון.

10.3.	הנאמן רשאי בטרם ינקוט בהליכים כאמור לעיל, לכנס אסיפת מחזיקי אגרות חוב בכדי שיוחלט על ידי המחזיקים בהחלטה רגילה אילו הליכים לנקוט למימוש זכויותיהם על פי שטר זה. כן יהיה הנאמן רשאי לשוב ולכנס אסיפות מחזיקי אגרות החוב לצורך קבלת הוראות בכל הנוגע לניהול ההליכים כאמור. פעולת הנאמן תתבצע במקרים כאמור ללא שיהוי ובמועד האפשרי הראשון הסביר. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר. מובהר, כי על אף האמור בסעיף 10.1 לעיל, הנאמן יגיש בקשה לפירוק החברה רק לאחר שהתקבלה בעניין זה החלטה רגילה שנתקבלה באסיפה כללית של מחזיקי אגרות החוב.

10.4.	בכפוף להוראות שטר נאמנות זה, רשאי הנאמן אך לא חייב, לכנס בכל עת, אסיפה כללית של מחזיקי אגרות החוב על מנת לדון ו/או לקבל את הוראותיה בכל עניין הנוגע לשטר זה. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר.

10.5.	כל אימת שהנאמן יהיה חייב לפי תנאי שטר זה לעשות פעולה כלשהי, לרבות פתיחת הליכים או הגשת תביעות לפי דרישת מחזיקי אגרות החוב כאמור בסעיף זה, יהיה הנאמן רשאי להימנע מלנקוט כל פעולה כאמור עד שיקבל הוראות מאסיפת המחזיקים ו/או הוראות מבית משפט אליו פנה הנאמן, לפי שקול דעתו, בבקשת הוראות במקרה בו סבר הוא שיש צורך בהוראות כאמור. למען הסר ספק יובהר, כי הנאמן אינו רשאי לעכב ביצוע העמדה לפירעון מיידי או מימוש בטוחות שניתנו (ככל שיינתנו) עליו החליטה אסיפת מחזיקי אגרות החוב על פי סעיף 9 לעיל, למעט אם האירוע שבגינו התקבלה ההחלטה להעמדה לפירעון מיידי בוטל או הוסר.

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11.	נאמנות על התקבולים

כל התקבולים שיתקבלו על ידי הנאמן למעט שכר טרחתו ופירעון כל חוב כלפיו, בכל דרך שהיא, לרבות אך לא רק כתוצאה מהעמדת אגרות החוב לפרעון מיידי ו/או כתוצאה מהליכים שינקוט, אם ינקוט, בין היתר, כנגד החברה, יוחזקו על ידיו בנאמנות וישמשו בידיו למטרות ולפי סדר העדיפות הבא:

תחילה - לסילוק ההוצאות, התשלומים ההיטלים וההתחייבויות הסבירים שהוצאו על ידי הנאמן, הוטלו עליו, או נגרמו אגב או כתוצאה מפעולות ביצוע הנאמנות או באופן אחר בקשר עם תנאי שטר זה, לרבות שכרו.

שנית - לתשלום כל סכום אחר על פי ההתחייבות לשיפוי (כהגדרת מונח זה בסעיף 24 להלן).

שלישית - לתשלום למחזיקים אשר נשאו בתשלומים לפי סעיף 24.4.1.2 להלן.

רביעית - לתשלום למחזיקי אגרות החוב את ריבית הפיגורים (ככל שתחול), פיגורי הקרן ו/או הריבית המגיעים להם לפי תנאי אגרות החוב, פרי-פאסו, ובאופן יחסי לסכום הקרן ו/או הריבית שבפיגור המגיע לכל אחד מהם ללא העדפה או זכות קדימה לגבי איזה מהם.

חמישית - כדי לשלם למחזיקי אגרות החוב את סכומי הקרן ו/או הריבית המגיעים להם על פי אגרות החוב המוחזקות על ידם פרי-פסו, וזאת, ביחס לקרן - בין אם הגיע זמן סילוק סכומי הקרן ובין אם לאו וביחס לריבית, סכומי הריבית שהיה על החברה לשלם (וטרם שולמו) בגין התקופה שבגינה טרם שולמה הריבית עד למועד העמדת אגרות החוב לפירעון מיידי, בלי כל העדפה בקשר לקדימות בזמן של הוצאת אגרות החוב על ידי החברה או באופן אחר, ואת העודף, אם יהיה כזה, ישלם הנאמן לחברה או לחליפיה, לפי העניין.

מהתשלומים למחזיקי אגרות החוב ינוכה מס במקור, ככל שיש חובה לנכותו על פי כל דין.

יובהר, כי ככל והיה על החברה לשאת באיזה מההוצאות אולם לא עשתה כן, יפעל הנאמן לקבלת הסכומים כאמור מהחברה ובמקרה ויצליח לקבלם יוחזקו על ידו בנאמנות וישמשו בידיו למטרות ולפי סדר העדיפות המפורט בסעיף זה

12.	סמכות לדרוש מימון

הנאמן רשאי להורות לחברה בכתב להעביר לחשבון הנאמן, עבור מחזיקי אגרות החוב וחלף ביצוע התשלום להם, חלק או מלוא התשלום הבא (ריבית ו/או קרן) אותו תעביר החברה לנאמן במועד שנקבע על פי שטר זה לביצוע התשלום הבא (ולא קודם לכן), וזאת לשם מימון ההליכים ו/או ההוצאות ו/או שכר הנאמן על פי שטר זה. החברה תפעל על פי הודעת הנאמן ויראו את החברה כמי שמילאה אחר התחייבותה כלפי המחזיקים אם העבירה את הסכום שנדרש על ידי הנאמן לזכות החשבון שפרטיו פורטו בהודעת הנאמן. אין באמור כדי לשחרר את החברה מחבותה לשאת בתשלומי ההוצאות והשכר כאמור מקום בו היא חייבת לשאת בהם על פי שטר זה או על פי דין.

יובהר, כי למרות האמור בסעיף 11 לעיל ובסעיף 12 זה, הנאמן יפעל באופן סביר לגביית החזר הוצאות אשר על החברה לשאת בהן על פי הוראות שטר הנאמנות, וכל סכום אשר יתקבל מהחברה בהקשר זה ישמש בידו לפי סדר העדיפות המנוי בסעיף 11 לעיל.

13.	סמכות לעכב חלוקת כספים

13.1.	למרות האמור בסעיף 11 לעיל, היה והסכום הכספי אשר יתקבל כתוצאה מנקיטת ההליכים האמורים לעיל ואשר יעמוד בזמן כלשהו לחלוקה, כאמור באותו סעיף, יהיה נמוך מ-1 מיליון ש"ח, לא יהיה הנאמן חייב לחלקו והוא יהיה רשאי להשקיע את הסכום האמור, כולו או מקצתו, בהשקעות המותרות לפי שטר זה כאמור בסעיף 17.

13.2.	לכשתגענה ההשקעות האמורות לעיל על רווחיהן יחד עם כספים נוספים שיגיעו לידי הנאמן לצורך תשלומם למחזיקי אגרות החוב, אם יגיעו, לסכום אשר יספיק כדי לשלם לפחות 1 מיליון ש"ח, ישלמם הנאמן למחזיקי האגרות כאמור בסעיף 11 לעיל. במקרה בו תוך פרק זמן סביר לא יהיה בידי הנאמן סכום אשר יספיק כדי לשלם לפחות 1 מיליון ש"ח, יחלק הנאמן למחזיקי אגרות החוב את הכספים שבידו ובכל מקרה לא יאוחר מאחת לשלושה חודשים. על אף האמור, מחזיקי אגרות החוב יוכלו, בהחלטה רגילה, לחייב את הנאמן לשלם להם את הסכומים שנצברו בידו אף אם לא הגיעו כדי 1 מיליון ש"ח. על אף האמור, תשלום שכר הנאמן והוצאות הנאמן ישולמו מתוך הכספים האמורים מיד עם הגיע מועדם, אף אם הסכומים שהגיעו לידי הנאמן הינם נמוכים מהסך האמור.

14.	הודעה על חלוקה, הימנעות מתשלום מסיבה שאינה תלויה בחברה והפקדה אצל הנאמן

14.1.	הנאמן יודיע למחזיקי אגרות החוב על היום והמקום שבו יבוצע תשלום כל שהוא מבין התשלומים הנזכרים בסעיפים 11 ו-12 לעיל. הודעה כאמור תימסר באופן הקבוע בסעיף 25 להלן לפני ביצוע תשלום כאמור.

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לאחר היום הקבוע בהודעה יהיו מחזיקי אגרות החוב זכאים לריבית בגינן לפי השיעור הקבוע באגרות החוב, אך ורק על היתרה הבלתי מסולקת של הקרן (אם תהיה כזו) לאחר ניכוי הסכום ששולם או שהוצע להם לתשלום כאמור.

14.2.	הכספים שיחולקו כאמור בסעיף 14.1 לעיל יחשבו כתשלום על חשבון הפירעון.

14.3.	סכום כלשהו המגיע למחזיק אגרות החוב שלא שולם בפועל במועד הקבוע לתשלומו, מסיבה שאינה תלויה בחברה, בעוד שהחברה הייתה מוכנה לשלמו, יחדל לשאת ריבית מהמועד שנקבע לתשלומו, והמחזיק באגרות החוב יהיה זכאי אך ורק לאותם סכומים, שהיה זכאי להם במועד שנקבע לפירעון אותו תשלום על חשבון הקרן והריבית.

14.4.	החברה תפקיד בידי הנאמן תוך 15 ימי עסקים מהמועד שנקבע לאותו תשלום את סכום התשלום שלא שולם במועדו, כאמור בסעיף 14.3 לעיל, ותודיע למחזיקי אגרות החוב על הפקדה כאמור, וההפקדה הנ"ל תחשב כסילוק אותו תשלום ובמקרה של סילוק כל המגיע בגין איגרת החוב, גם כפדיון איגרת החוב.

14.5.	הנאמן ישקיע במסגרת חשבונות נאמנות בשמו ולפקודתו את הכספים שיועברו אליו כאמור בסעיף 14.4 לעיל בהשקעות המותרות לנאמן על פי שטר זה (כאמור בסעיף 17 להלן). עשה כן הנאמן, לא יהיה חייב לזכאים בגין אותם סכומים אלא את התמורה שתתקבל ממימוש ההשקעות בניכוי שכר טרחתו והוצאותיו, ההוצאות הסבירות הקשורות בהשקעה האמורה ובניהול חשבונות הנאמנות, העמלות הסבירות ותשלומי החובה החלים על חשבון הנאמנות. מתוך הכספים כאמור יעביר הנאמן סכומים למחזיקי אגרות החוב הזכאים להם, וזאת בסמוך ככל הניתן לאחר שיומצאו לנאמן הוכחות ואישורים סבירים על זכותם לסכומים אלו, ובניכוי הוצאותיו הסבירות, העמלות, תשלומי החובה ושכר טרחתו.

14.6.	הנאמן יחזיק בכספים אלו וישקיעם בדרך האמורה עד לתום שנתיים ממועד הפירעון הסופי של אגרות החוב. לאחר מועד זה, יעביר הנאמן לחברה את הסכומים כאמור בסעיף 14.5 לעיל, כולל רווחים הנובעים מהשקעתם בניכוי הוצאותיו, הוצאות אחרות אשר הוצאו בהתאם להוראות שטר זה (כגון: שכר נותני שירותים וכיו"ב), ככל שיוותרו בידיו באותו מועד. החברה תחזיק בסכומים אלו בנאמנות עבור מחזיקי אגרות החוב הזכאים לאותם סכומים, ובכל הנוגע לסכומים שיועברו אליה על ידי הנאמן כאמור לעיל יחולו עליה הוראות סעיף 14.5 לעיל, בשינויים המחויבים. עם העברת הכספים מהנאמן לחברה יהיה הנאמן פטור מתשלום הסכומים כאמור למחזיקי אגרות החוב הזכאים.

14.7.	החברה תאשר לנאמן בכתב את אחזקת הסכומים ואת דבר קבלתם בנאמנות עבור מחזיקי אגרות החוב האמורים ותשפה את הנאמן בגין נזק כספי שייגרם לו עקב ובגין העברת הכספים כאמור, אלא אם כן פעל הנאמן ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת), בחוסר תום לב או במרמה.

14.8.	החברה תחזיק בכספים אלו בנאמנות עבור מחזיקי אגרות החוב הזכאים לאותם סכומים במשך שנה נוספת מיום העברתם אליה מאת הנאמן ולא תעשה בהם כל שימוש ותשקיעם בהתאם להוראות שטר זה. כספים שלא יידרשו מאת החברה על ידי מחזיק אגרות חוב עד תום 7 שנים ממועד הפירעון הסופי של אגרות החוב, יעברו לידי החברה, והיא תהא רשאית להשתמש בכספים הנותרים לכל מטרה שהיא.

15.	קבלה מאת מחזיקי אגרות החוב ומאת הנאמן

15.1.	קבלה מאת הנאמן בדבר הפקדת סכומי הקרן והריבית אצלו לזכות מחזיקי אגרות החוב תשחרר את החברה בשחרור מוחלט בכל הקשור לעצם ביצוע התשלום של הסכומים הנקובים בקבלה.

15.2.	קבלה מאת מחזיק אגרת החוב בגין סכומי הקרן והריבית ששולמו לו על ידי הנאמן בגין איגרת החוב תשחרר את הנאמן ואת החברה בשחרור מוחלט בכל הקשור לעצם ביצוע התשלום של הסכומים הנקובים בקבלה.

15.3.	כספים שחולקו כאמור בסעיף 14 לעיל יחשבו כתשלום על חשבון הפירעון של אגרות החוב.

16.	הצגת אגרת חוב לנאמן ורישום בקשר עם תשלום חלקי

16.1.	הנאמן יהיה רשאי לדרוש ממחזיק אגרת חוב להציג בפני הנאמן, בזמן תשלום ריבית כלשהי או תשלום חלקי של סכום הקרן והריבית בהתאם להוראות סעיפים 13, 14 ו- 15 לעיל, את תעודת אגרות החוב שבגינן משולמים התשלומים ומחזיק אגרת החוב יהיה חייב להציג את תעודת אגרת החוב כאמור ובלבד שלא יהיה בכך כדי לחייב את מחזיקי אגרות החוב בכל תשלום ו/או הוצאה ו/או להטיל על מחזיקי אגרות החוב אחריות ו/או חבות כלשהי.

16.2.	הנאמן יהיה רשאי לרשום על תעודת אגרות החוב הערה בנוגע לסכומים ששולמו כאמור לעיל ותאריך תשלומם.

16.3.	הנאמן יהיה רשאי בכל מקרה מיוחד, לפי שיקול דעתו, לוותר על הצגת תעודת אגרות החוב לאחר שניתן לו על ידי מחזיק אגרת החוב כתב שיפוי ו/או ערובה מספקת להנחת דעתו בגין נזקים העלולים להיגרם מחמת אי רישום ההערה כאמור, הכל כפי שימצא לנכון.

16.4.	למרות האמור לעיל יהיה הנאמן רשאי לפי שיקול דעתו לקיים רישומים באופן אחר לגבי תשלומים חלקיים כאמור.

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17.	השקעת כספים

כל הכספים אשר רשאי הנאמן להשקיעם לפי שטר זה, יושקעו על ידיו, בתאגיד בנקאי בישראל אשר דורג על ידי חברה מדרגת בדירוג שאינו פחות מדירוג (AA2.il) של מידרוג בע"מ או דירוג מקביל לכך, בשמו או בפקודתו, לפי שיקול דעתו, באגרות חוב של ממשלת ישראל שדורגו על ידי חברה מדרגת בדירוג שאינו פחות מדירוג (AA2.il) של מידרוג בע"מ או דירוג מקביל לכך או בפיקדונות בנקאיים יומיים וזאת כפי שימצא למתאים, עשה כן הנאמן, לא יהיה חייב לזכאים בגין אותם סכומים אלא את התמורה שתתקבל ממימוש ההשקעות בניכוי שכר טרחתו והוצאותיו, העמלות וההוצאות הקשורות בהשקעה האמורה ובניהול חשבונות הנאמנות, העמלות ובניכוי תשלומי החובה החלים על חשבון הנאמנות, וביתרת הכספים כאמור יפעל הנאמן על פי הוראות שטר זה, לפי העניין.

18.	התחייבויות החברה כלפי הנאמן

החברה מתחייבת בזאת כלפי הנאמן, כל זמן שאגרות החוב טרם נפרעו במלואן, כדלקמן:

18.1.	להתמיד ולנהל את עסקיה בצורה סדירה ונאותה.

18.2.	לנהל פנקסי חשבונות סדירים בהתאם לעקרונות חשבונאים מקובלים, לשמור את הפנקסים והמסמכים המשמשים להם כאסמכתאות, ולאפשר לנאמן או לכל נציג מורשה של הנאמן בכפוף להוראות כל דין לעיין, בכל זמן סביר שיתואם מראש עם החברה ולא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, בכל פנקס ו/או מסמך כאמור שהנאמן יבקש לעיין בו. לעניין זה, נציג מורשה של הנאמן פירושו מי שהנאמן ימנה למטרת עיון כאמור, וזאת בהודעה בכתב של הנאמן שתימסר לחברה לפני העיון כאמור.

18.3.	בכפוף להוראות סעיף 2.8 לעיל וככל שהדבר אינו מנוגד להוראות כל דין ו/או הסכם לגרום לכך כי נושא משרה הבכיר בכספים בחברה יתן, ולא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, לנאמן ו/או לנציג מורשה כאמור בסעיף 18.2 לעיל, כל הסבר, מסמך, חישוב או מידע, המצוי בידיו או אשר ניתן להכינו באופן סביר, בנוגע לחברה, עסקיה ו/או נכסיה שיהיו דרושים באופן סביר, על פי שיקול דעתו הסביר של הנאמן, לשם בדיקות שנעשות על ידי הנאמן לצורך הגנה על מחזיקי אגרות החוב.

18.4.	להודיע לנאמן בכתב בהקדם האפשרי ולא יאוחר מ-2 ימי עסקים על קרות כל אירוע מהאירועים המפורטים בסעיף 9.1 לעיל (על סעיפי המשנה שלו) או על ידיעה ממשית של החברה כי אירוע כאמור עומד להתרחש, וזאת ללא התחשבות בתקופות הריפוי הקבועות בסעיף 9.1 (על סעיפי המשנה שלו), ככל שקיימות כאלו בסעיפים האמורים.

18.5.	לתת לנאמן העתק מכל מסמך או כל מידע שהחברה העבירה למחזיקים באגרות החוב, ככל שתעביר. כן תעביר החברה לנאמן או לנציג מורשה שלו שיהיה עו"ד או רו"ח במקצועו (ואשר הודעה על מינויו תימסר על ידי הנאמן לחברה עם מינויו) מידע נוסף בנוגע לחברה (לרבות הסברים, מסמכים וחישובים בנוגע לחברה, עסקיה או נכסיה) המצוי בידה או אשר ניתן להכינם באופן סביר ואף תורה לרואה החשבון שלה וליועציה המשפטיים לעשות כן, לפי דרישה סבירה בכתב של הנאמן, וזאת לא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, ככל שלדעתו הסבירה של הנאמן המידע דרוש לו לשם יישום והפעלת הסמכויות, הכוחות וההרשאות של הנאמן ו/או בא כוחו על פי שטר הנאמנות, לרבות מידע אשר נדרש לשם הגנה על זכויות מחזיקי אגרות החוב ובלבד שהנאמן פועל בתום לב, וזאת בכפוף להתחייבויות לסודיות כאמור בשטר נאמנות זה.

18.6.	לזמן את הנאמן לאסיפותיה הכלליות (בין אם לאסיפות כלליות רגילות ובין אם לאסיפות כלליות שלא מן המניין של בעלי המניות בחברה) מבלי להעניק לנאמן זכות הצבעה באסיפות אלו.

18.7.	למסור לנאמן, על פי דרישתו, מסמכים ו/או פרטים ו/או מידע, כפי שידרשו באופן סביר על ידי הנאמן, בהתאם לשיקול דעתו הסביר וזאת לא יאוחר משבעה ימי עסקים ממועד קבלת בקשתו של הנאמן, לשם יישום והפעלת הסמכויות, הכוחות ההרשאות של הנאמן ו/או באי כוחו על פי שטר הנאמנות, וזאת בכפוף להוראות סעיף 18.5 לעיל.

18.8.	בסמוך לאחר פרסומו של כל דוח כספי שנתי של החברה ולא יאוחר מיום 10 באפריל של כל שנה, וכל עוד שטר זה בתוקף, תמציא החברה לנאמן אישור חתום על ידי מנכ"ל החברה או נושא משרה בכיר בחברה על כך שלפי מיטב ידיעת החברה בתקופה שמתאריך השטר ו/או מתאריך האישור הקודם שנמסר לנאמן, המאוחר מביניהם, ועד למועד מתן האישור, לא קיימת מצד החברה הפרה של שטר זה, לרבות הפרה של תנאי אגרות החוב, אלא אם כן צוין בו במפורש אחרת. אישור כאמור יכלול התייחסות ספציפית לסעיף 5.14 לשטר זה.

18.9.	ככל שלא יתקבל אישור השעבוד (בהתאם לא יכנס לתוקפו סעיף 6.1 לשטר נאמנות מתוקן זה), לא יאוחר מעשרה ימי עסקים לאחר פרסום הדוח הכספי של החברה ליום 30 ביוני ומפרסום הדוחות השנתיים של החברה תמציא החברה לנאמן אישור חתום בחתימת נושא משרה בחברה בדבר עמידת החברה בהתחייבויות שבפתיח לסעיף 6 לשטר זה לו יצורף פלט שעבודים עדכני של מרשמי החברה ומרשמי בי תקשורת ברשם החברות.

18.10.	למסור לנאמן את הדוחות והדיווחים המפורטים בסעיף 29 להלן.

18.11.	לבצע את כל הפעולות הנחוצות ו/או הדרושות באופן סביר ובהתאם להוראות כל דין לשם מתן תוקף להפעלת הסמכויות, הכוחות וההרשאות של הנאמן ו/או באי כוחו בהתאם להוראות שטר הנאמנות.

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18.12.	למסור לנאמן, על פי דרישתו הראשונה בכתב, אישור בכתב חתום על ידי נושא המשרה הבכיר בתחום הכספים בחברה כי כל התשלומים למחזיקי אגרות החוב שולמו במועדם, ואת יתרת הערך הנקוב של אגרות החוב שבמחזור.

18.13.	כמו כן, תעדכן החברה את הנאמן בכתב על כל שינוי כתובתה ו/או שמה. פרסום המידע כאמור במערכת המגנ"א, ייחשב כעדכון לנאמן לצרכי סעיף זה.

18.14.	למסור לנאמן לא יאוחר מתום 30 ימים ממועד הנפקת אגרות החוב (סדרה ד') העתק נאמן למקור של תעודת אגרת החוב.

יובהר, כי גם על מידע שימסר לנאמן ו/או נציגו המורשה, על פי הוראות סעיף 18 זה לעיל יחול האמור בסעיף 2.8 לעיל.

19.	התחייבויות נוספות

19.1.	במקרה בו תתקבל החלטה לפירעון מיידי על פי הוראות סעיף 9.2 לעיל, מתחייבת החברה: (1) לפרוע למחזיקי אגרות החוב ולשלם לנאמן את כל הסכומים המגיעים להם ו/או שיגיעו להם מכח שטר הנאמנות, בין אם מועד החיוב בגינן חל או לא ('האצה' 'Acceleration'), וזאת תוך 7 ימים ממועד מסירת דרישתו הראשונה של הנאמן בכתב; ו- (2) למסור לנאמן, לבקשתו, כל תצהיר או הצהרות ו/או לחתום על כל מסמך ו/או לבצע ו/או לגרום לביצוע כל הפעולות הסבירות הנחוצות ו/או הדרושות באופן סביר ובהתאם לדין לשם מתן תוקף להפעלת הסמכויות, והכוחות וההרשאות של הנאמן ו/או באי כוחו הדרושים כדי לאכוף על החברה את התחייבותה כאמור בסעיף 19.1 זה ולמימוש בטוחות (ככל שניתנו).

19.2.	במקרה בו תתקבל החלטה לפירעון מיידי על פי הוראות סעיף 9.2 לעיל, יהיו הנאמן ו/או מחזיקי אגרות החוב, בהתאם לשיקול הדעת הבלעדי של הנאמן או המחזיקים, זכאים: (1) לדרוש את תשלומם המיידי של כל הסכומים אותם התחייבה החברה לשלם באופן מואץ כאמור בסעיף 19.1 לעיל; (2) לאחוז מיד בכל הצעדים שימצא לנכון לנקטם לשם מימוש ואכיפת הבטוחות (כולן או חלקן) שבידיו, להבטחת פירעון כל או חלק מהסכומים המגיעים למחזיקים ולנאמן על פי שטר הנאמנות, בכל אופן סביר שימצא נכון ומועיל; (3) לממש, במלואה או בחלקה, כל בטוחה שניתנה לנאמן עבור מחזיקי אגרות החוב בכל דרך שיוחלט עליה ובהתאם לדין הרלוונטי בטריטוריה הרלוונטית לכל בטוחה; (4) למנות על ידי בית משפט נאמן או כונס נכסים או כונס נכסים מנהל על הנכסים משועבדים, כולם או מקצתם.

20.	דיווח על ידי הנאמן

20.1.	הנאמן יערוך בכל שנה, במועד שיקבע לכך בחוק ובהיעדר קביעת מועד כאמור עד לתום הרבעון השני בכל שנה קלנדרית, דוח שנתי על ענייני הנאמנות (להלן: "הדוח השנתי"), ויגיש אותו לרשות ולבורסה.

20.2.	הדוח השנתי יכלול את הפירוט שיקבע מעת לעת בחוק. הגשת הדוח השנתי לרשות ולבורסה, כמוה כהמצאת הדוח השנתי לחברה ולמחזיקים באגרות החוב.

20.3.	הנאמן חייב להגיש דוח לגבי פעולות שביצע לפי הוראות פרק ה'1 לחוק, לפי דרישה סבירה של מחזיקים בעשרה אחוזים (10%) לפחות מיתרת הערך הנקוב של אגרות החוב מאותה סדרה, בתוך זמן סביר ממועד הדרישה, והכל בכפוף לחובת סודיות שחב הנאמן כלפי החברה כאמור בסעיף 35י(ד) לחוק.

20.4.	הנאמן יעדכן את החברה לפני דיווח לפי סעיף 35ח1 לחוק.

21.	שכר הנאמן

21.1.	הנאמן יהיה זכאי לתשלומים של שכר טרחה והוצאות בקשר למילוי תפקידו, בהתאם למפורט להלן. מונה נאמן במקומו של נאמן שהסתיימה כהונתו לפי סעיפים 35ב(א1) או 35יד(ד) לחוק ניירות ערך, יישאו המחזיקים באגרות החוב (סדרה ד') בהפרש שבו עלה שכרו של הנאמן שמונה כאמור על השכר ששולם לנאמן שבמקומו מונה אם ההפרש כאמור הוא בלתי סביר, ויחולו הוראות הדין הרלוונטיות במועד החלפה כאמור.

21.2.	נשיאה של המחזיקים בהפרש כאמור תבוצע באופן של קיזוז החלק היחסי של ההפרש מכל תשלום שהחברה תבצע למחזיקי אגרות החוב בהתאם לתנאי שטר הנאמנות והעברתו ע"י החברה ישירות לנאמן.

21.3.	מחזיקי אגרות החוב ישתתפו במימון שכר הנאמן והחזר הוצאותיו בהתאם להוראות סעיף 24 לשטר הנאמנות (שיפוי לנאמן).

21.4.	החברה תשלם שכר לנאמן עבור שירותיו, בהתאם לשטר הנאמנות, כמפורט להלן:

21.4.1.	בגין שנת הנאמנות הראשונה שתחל ממועד הנפקת אגרות החוב (סדרה ד'), או חלק ממנה, שכר טרחה שנתי בסך של [*] ש"ח בגין כל שנת נאמנות החל משנת הנאמנות השנייה ואילך, או כל חלק ממנה, שכר טרחה שנתי בסך של [*] ש"ח.

הסכומים על פי סעיף 21.3 לעיל יקראו "השכר השנתי".

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21.5.	בנוסף, הנאמן יהיה זכאי להחזר בגין ההוצאות הסבירות שיוציא כהגדרתן להלן: סכומים אשר יוציא הנאמן במסגרת מילוי תפקידו ו/או מכח הסמכויות המוענקות לו על פי שטר הנאמנות ובכלל זה הוצאות ועלויות בגין זימון וכינוס אסיפה של מחזיקי אגרות החוב והוצאות בגין שליחויות ונסיעות ולרבות בגין פרסומים בעיתונות הקשורים לזימון אסיפה, ובלבד שבגין הוצאות חוות דעת מומחה, כמפורט בשטר הנאמנות, ייתן הנאמן הודעה מראש על כוונתו לקבל חוות דעת מומחה.

21.6.	הנאמן יהיה זכאי לתשלום נוסף, בסך של 500 ש"ח, בעבור כל שעת עבודה בגין פעולות מיוחדות שיידרש להן במסגרת תפקידו כנאמן (הכל כפוף לשטר הנאמנות) לרבות:

(א)	פעולות הנובעות מהפרה של הוראות שטר הנאמנות על-ידי החברה;

(ב)	פעולות בקשר להעמדת איגרת החוב לפירעון מיידי ו/או פעולות בקשר עם החלטת אסיפת מחזיקי אגרות חוב להעמיד את אגרות החוב לפירעון מיידי לרבות כל הנובע מכך;

(ג)	פעולות מיוחדות שיידרש לבצע, או שיהיה עליו לבצע, לצורך מילוי תפקידיו על-פי שטר הנאמנות ו/או בקשר עם זכויות מחזיקי איגרות החוב ולשם הגנה עליהן, לרבות כינוסן של אסיפות מחזיקי אגרות חוב;

(ד)	פעולות מיוחדות, לרבות, אך לא רק, פעולה הנדרשת בשל שינוי במבנה החברה או פעולה הנדרשת בשל דרישת החברה או הנובעת ממנה או לצורך מילוי תפקידו כנאמן סביר, או עקב שינוי בדין ו/או בהוראות החוק (לרבות, אך לא רק, תקנות שיותקנו בעקבות תיקונים 50 ו-51 לחוק ניירות ערך) ו/או תקנות ו/או הוראות מחייבות אחרות החלות על פעולתו כנאמן, לפיהן יידרש הנאמן לבצע פעולות ו/או בדיקות ו/או להכין דוחות נוספים. החברה תישא בכל ההוצאות הסבירות שייגרמו לנאמן בשל האמור לעיל, לרבות שכ"ט סביר בגין פעולות אלו;

(ה)	פעולות בקשר לרישום או ביטול רישום של בטוחות במרשם המתנהל על פי כל דין, כמו כן, בדיקה, פיקוח בקרה, אכיפה וכיוצ"ב של התחייבויות (כגון: הגבלות על חופש הפעולה של החברה, שעבוד נכסים וכד'), שנטלה או שתיטול החברה או שיינטלו על ידי מי מטעמה או עבורה, בקשר להבטחת התחייבויות אחרות של החברה או מי מטעמה (כגון: ביצוע תשלומים לפי תנאי אגרות החוב) כלפי מחזיקי אגרות החוב, לרבות באשר למהות תנאי בטוחות והתחייבויות כאמור והתקיימותם.

21.1.	הסכומים האמורים בסעיף 21 זה ישולמו לנאמן תוך 30 ימי עסקים ממועד הוצאת דרישת התשלום על ידי הנאמן.

21.2.	בגין כל אסיפת בעלי מניות בה ייטול הנאמן חלק, לרבות נוכחותו באסיפה שלא נפתחה עקב העדרו של מניין חוקי, ישולם שכר נוסף של 600 ש"ח לישיבה.

21.3.	מע"מ אם יחול, יתווסף לתשלומים המגיעים לנאמן, על-פי הוראות סעיף זה וישולם על-ידי החברה.

21.4.	כל הסכומים האמורים בסעיף 21 זה הינם צמודים למדד המחירים לצרכן שיהיה ידוע במועד הנפקת אגרות החוב (סדרה ד') אך בכל מקרה לא ישולם סכום הנמוך מהסכומים הנקובים בסעיף 21 זה.

21.5.	כל הסכומים האמורים בסעיף 21 זה, ייהנו מעדיפות על פני כספים המגיעים למחזיקי אגרות החוב.

21.6.	השכר לנאמן ישולם בגין התקופה שעד תום תקופת הנאמנות על-פי תנאי שטר הנאמנות, גם אם מונה לחברה כונס נכסים ו/או כונס נכסים מנהל ו/או באם הנאמנות על-פי שטר הנאמנות תנוהל בהשגחת בית משפט.

22.	סמכויות הנאמן

22.1.	הנאמן רשאי במסגרת ביצוע עניני הנאמנות לפי שטר זה להזמין את חוות דעתו או את עצתו בכתב של כל עורך דין, רואה חשבון, שמאי, מעריך, מודד, מתווך או מומחה אחר (להלן: "היועצים"), בין אם חוות דעת או עצה כזו הוכנה לבקשת הנאמן ו/או על ידי החברה, ולפעול על פי מסקנותיה והנאמן לא יהיה אחראי בעד כל הפסד או נזק שיגרם כתוצאה מכל פעולה או מחדל שנעשו על ידו בהסתמכו על עצה או חוות דעת כאמור, אלא אם כן הנאמן פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום-לב ו/או בזדון. החברה תישא במלוא שכ"ט וההוצאות הסבירות של העסקת היועצים שימונו כאמור ובלבד - ככל שהדבר יהיה אפשרי בנסיבות העניין וככל שלא יהיה בכך כדי לפגוע בזכויות המחזיקים מאגרות החוב (סדרה ד') - שהנאמן ייתן לחברה הודעה מראש על כוונתו לקבל חוות דעת מומחה או עצה כאמור, בצירוף פירוט שכר הטרחה הנדרש ומטרת חוות הדעת או העצה וכן ששכר הטרחה האמור אינו חורג מגבולות הסביר והמקובל. יובהר כי פרסום תוצאות אסיפת מחזיקים אודות החלטה על מינוי יועצים כאמור יהווה הודעה מספקת לחברה לעניין זה. כמו כן יהיה הנאמן רשאי לסלק על חשבון החברה את שכר טרחתו הסביר של כל יועץ כזה (לרבות מראש), והחברה תחזיר לנאמן מיד עם דרישתו הראשונה הוצאות אלו.

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22.2.	כמו כן, לבקשת החברה וככל שיהא בכך צורך וככל שהדבר יהיה אפשרי בנסיבות העניין וככל שלא יהא בכך כדי לפגוע בזכויות המחזיקים, הנאמן והחברה יגיעו להסכמה על רשימה של לא יותר משלושה יועצים כאמור בעלי מוניטין ומומחיות רלוונטיים, אשר אליהם יפנה הנאמן לקבלת הצעות שכר טרחה למינויים כיועצים כאמור. החברה תבחר הצעה אחת מתוך ההצעות שיוגשו ותהיה רשאית לנהל מו"מ עם היועצים על הצעתם ובלבד שלא יהיה בכך כדי לעכב פעולות הנדרשות לביצוע לדעתו של הנאמן לשם הגנה על זכויות מחזיקי אגרות החוב (סדרה ד'), לרבות באמצעות יועצים כאמור. עם זאת, האמור לעיל לא יחול ככל שמונה יועץ מסוים על ידי אסיפת מחזיקי אגרות החוב וככל שהעיכוב הכרוך בהליך שלעיל עלול לפגוע בזכויות המחזיקים.

22.3.	כל עצה או חוות דעת כזו יכולה להינתן, להישלח או להתקבל על ידי מכתב, מברק, פקסימיליה או כל אמצעי אלקטרוני אחר להעברת מידע, והנאמן לא יהיה אחראי בגין פעולות שעשה בהסתמכו על עצה או חוות דעת או ידיעה שהועברו באחד האופנים המוזכרים לעיל למרות שנפלו בהן שגיאות או שלא היו אוטנטיות, אלא אם ניתן היה לגלות את השגיאות או את חוסר האוטנטיות בבדיקה סבירה ובלבד שלא פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום-לב ו/או בזדון. מובהר, כי המסמכים יהיו ניתנים להעברה, מחד, והנאמן רשאי להסתמך עליהם, מאידך, רק במקום בו הינם מתקבלים באופן ברור, וכאשר לא מתעורר כל קושי בקריאתם. בכל מקרה אחר, הנאמן יהיה אחראי לדרוש את קבלתם באופן המאפשר כאמור את קריאתם והבנתם, כראוי.

22.4.	הנאמן לא יהיה חייב להודיע לצד כלשהו על חתימת שטר זה ולא יהיה רשאי להתערב באיזו צורה שהיא בהנהלת עסקי החברה או ענייניה. אין באמור בסעיף זה בכדי להגביל את הנאמן בפעולות שעליו לבצע בהתאם לשטר נאמנות זה.

22.5.	הנאמן, ישתמש בנאמנות, בכוחות, בהרשאות ובסמכויות שהוקנו לו לפי שטר זה לפי שיקול דעתו המוחלט ולא יהיה אחראי לכל נזק שנגרם עקב טעות בשיקול הדעת כנ"ל, אלא אם כן הנאמן פעל ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת) ו/או בחוסר תום לב ו/או בזדון.

23.	סמכות הנאמן להעסיק שלוחים

בכפוף למסירת הודעה לחברה מראש, ובלבד שאין בכך לדעת הנאמן כדי לפגוע בזכויות מחזיקי אגרות החוב, הנאמן יהיה רשאי למנות שלוח/ים שיפעל/ו במקומו, בין עורך דין ובין אחר, כדי לעשות או להשתתף בעשיית פעולות מיוחדות שיש לעשותן בקשר לנאמנות ולשלם שכר סביר לכל שלוח כאמור, ומבלי לגרוע מכלליות האמור לעיל נקיטה בהליכים משפטיים או ייצוג בהליכי מיזוג או פיצול של החברה. החברה תהיה רשאית להתנגד למינוי כאמור בתוך 3 ימי עסקים במקרה בו השלוח הינו מתחרה, בין במישרין ובין בעקיפין, בעסקי החברה (לרבות חברות מאוחדות בדוחותיה הכספיים). מובהר, כי לא יהיה במינוי שלוח כאמור כדי לגרוע מאחריותו של הנאמן בגין פעולותיו ופעולות שלוחיו. כן יהיה הנאמן רשאי לסלק על חשבון החברה את שכר טרחתו הסביר של כל שלוח כזה, והחברה תשיב לנאמן עם דרישתו כל הוצאה כאמור, ובלבד שקודם למינוי שלוח כאמור יודיע הנאמן לחברה בכתב אודות המינוי בצירוף פירוט שכר טרחתו של השלוח ומטרת מינויו, ובנסיבות עלות שכרם של השלוחים אינה חורגת מגבולות הסביר והמקובל. מובהר, כי פרסום תוצאות החלטה של מחזיקי אגרות החוב לעניין מינוי שלוחים יהווה מתן הודעה כאמור ובלבד שקודם למינוי כאמור, הנאמן מסר לחברה את כל המידע והפירוט כאמור לעיל. למען הסר ספק, החברה לא תשיב לנאמן את שכרו או הוצאותיו של שלוח אשר מילא אחר הפעולות הרגילות שעל הנאמן לבצע מכוח שטר נאמנות זה באשר ביצוע פעולות אלו כלול בשכר שהנאמן מקבל מהחברה לפי הוראות סעיף 21 לעיל. למען הסר ספק, במקרה בו הועמדו אגרות החוב לפירעון מיידי, לא יחשבו הפעולות שיידרש הנאמן לנקוט בקשר לכך כפעולות רגילות שעל הנאמן לבצע מכוח שטר נאמנות זה לצורכי סעיף זה.

24.	שיפוי לנאמן

24.1.	החברה ומחזיקי אגרות החוב (במועד הקובע הרלוונטי כאמור בסעיף 24.5 להלן, כל אחד בגין התחייבותו כאמור בסעיף 24.3 להלן), מתחייבים בזאת לשפות את הנאמן וכל נושאי משרה בו, עובדיו, בעלי מניותיו, שלוח או מומחה שימנה וגורמים אחרים מטעם הנאמן לפי הוראות שטר הנאמנות ו/או לפי החלטה שהתקבלה באסיפה של מחזיקי אגרות החוב (להלן: "הזכאים לשיפוי") ובלבד שלא יהיה כפל שיפוי או פיצוי באותו עניין:

24.1.1.	בגין כל הוצאה סבירה, נזק, תשלום או חיוב כספי על פי פסק דין או פסק בורר (שלא ניתן לגביהם עיכוב ביצוע) או על פי פשרה שנסתיימה (וככל שהפשרה נוגעת לחברה ניתנה הסכמת החברה לפשרה) אשר עילת מי מהם קשורה לפעולות שביצעו הזכאים לשיפוי או נמנעו מלבצע (לפי העניין) הזכאים לשיפוי או שעליהם לבצע מכוח הוראות שטר זה, ו/או על פי חוק ו/או הוראה של רשות מוסמכת ו/או כל דין ו/או לפי דרישת מחזיקי אגרות החוב ו/או לפי דרישת החברה והכל בקשר לשטר נאמנות זה; וכן

24.1.2.	בגין שכר המגיע לזכאים לשיפוי והוצאות סבירות שהוציאו ו/או שעומדים להוציא אגב ביצוע ו/או שימוש בסמכויות והרשאות על פי שטר זה או על פי דין או בקשר לפעולות כאלה, שלפי דעתם הסבירה היו דרושות לביצוע הנ"ל. ו/או בקשר לשימוש בסמכויות והרשאות הנתונות בתוקף שטר זה וכן בקשר לכל מיני הליכים משפטיים, חוות דעת עורכי דין ומומחים אחרים, משא ומתן, דין ודברים, הליכי חדלות פירעון, הליכי גביה, הסדרי חוב, הערכת מצב החוב, הערכות שווי, הוצאות, הוצאות נסיעה ו/או אחרות, ובלבד שיהיו סבירות, לרבות לצורך בדיקה ו/או טיפול ו/או מימוש של איזה מהנכסים המשועבדים תחת הבטוחות (ככל שתהיינה), תביעות ודרישות בנוגע לכל עניין ו/או דבר שנעשו ו/או לא נעשו באופן כלשהו ביחס לנדון.

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והכל בתנאי כי:

א.	העניין בגינו ניתן השיפוי אינו סובל דיחוי (וזאת מבלי לפגוע בזכותם לדרוש שיפוי בדיעבד, אם וככל שתקום זכאותם);

ב.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו שלא בתום לב;

ג.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו שלא במסגרת תפקידם ו/או שלא בהתאם להוראות השטר ו/או הוראות הדין;

ד.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי התרשלו ברשלנות חמורה (למעט רשלנות הפטורה על פי חוק כפי שיהיה מעת לעת);

ה.	לא נקבע בהחלטה שיפוטית חלוטה כי הזכאים לשיפוי פעלו בזדון;

ו.	הזכאים לשיפוי הודיעו לחברה בכתב בסמוך לאחר שנודע להם על כל תביעה ו/או דרשה כאמור ואפשרו לחברה לנהל את ההליכים (למעט במקרים בהם ההליכים מנוהלים על ידי חברת הביטוח של הנאמן או אם החברה מצויה בניגוד עניינים);

מובהר כי גם במקרה בו יטען כנגד הזכאים לשיפוי, כי אינם זכאים לשיפוי בשל האמור בס"ק (ב) – (ה) לעיל, יהיו הזכאים לשיפוי זכאים, מיד עם דרישתם הראשונה לתשלום הסכום המגיע להם בגין 'התחייבות השיפוי'. במקרה כי בו יקבע בהחלטה שיפוטית חלוטה כי לא קמה לזכאים לשיפוי זכות לשיפוי בגין אילו מהתנאים המפורטים בסעיפים (ב) עד (ה) לעיל, ישיבו הזכאים לשיפוי את סכומי התחייבות השיפוי ששולמו להם.

התחייבויות השיפוי על פי סעיף 24.1 זה תקרא "התחייבות השיפוי".

24.2.	מבלי לגרוע מתוקף התחייבות השיפוי שבסעיף 24.1 לעיל וכפוף לחוק ניירות ערך, כל אימת שהנאמן יהיה חייב לפי תנאי שטר הנאמנות ו/או על פי חוק ו/או הוראה של רשות מוסמכת ו/או כל דין ו/או לפי דרישת מחזיקי אגרות החוב ו/או לפי דרישת החברה, לעשות פעולה כלשהי, לרבות אך לא רק פתיחת הליכים או הגשת תביעות לפי דרישת בעלי אגרות החוב, כאמור בשטר זה, יהיה הנאמן רשאי להימנע מלנקוט כל פעולה כאמור, עד שיקבל לשביעות רצונו פיקדון כספי מאת החברה ובמקרה בו החברה לא תעמיד פיקדון כספי מכל טעם שהוא, מאת מחזיקי אגרות החוב לכיסוי התחייבות השיפוי (להלן: "כרית המימון"). הנאמן יפנה למחזיקי אגרות החוב שהחזיקו במועד הקובע (כאמור בסעיף 24.5 להלן), בבקשה כי יפקידו בידיו את סכום כרית המימון, כל אחד על פי חלקו היחסי (כהגדרת מונח זה להלן). במקרה בו מחזיקי אגרות החוב לא יפקידו בפועל את מלוא סכום כרית המימון לא תחול על הנאמן חובה לנקוט בפעולה או בהליכים הרלוונטיים. אין באמור כדי לפטור את הנאמן מנקיטת פעולה דחופה הדרושה לשם מניעת פגיעה מהותית לרעה בזכויות מחזיקי אגרות החוב.

24.3.	התחייבות השיפוי:

24.3.1.	תחול על החברה בגין המקרים הבאים: (1) פעולות שבוצעו ו/או נדרשו להתבצע לפי תנאי שטר הנאמנות או לשם הגנה על זכויות מחזיקי אגרות החוב; וכן (2) פעולות שבוצעו ו/או נדרשו להתבצע לפי דרישת החברה.

24.3.2.	תחול על המחזיקים שהחזיקו באגרות החוב הרלוונטיות במועד הקובע (כאמור בסעיף 24.5 להלן) במקרים הבאים: (1) פעולות שבוצעו לפי דרישת מחזיקי אגרות החוב (ולמעט פעולות כאמור שננקטו לפי דרישת מחזיקים, בעילות המפורטות בשטר נאמנות זה, לשם הגנה על זכויות מחזיקי אגרות החוב); וכן (2) במקרה של אי תשלום על ידי החברה של כל או חלק מסכום 'התחייבות השיפוי', לפי העניין, החלה עליה על פי סעיף 24.1 לעיל (בכפוף להוראות סעיף 24.7 להלן). יובהר כי אין בתשלום בהתאם לס"ק (2) זה בכדי לגרוע מחובת החברה לשאת בהתחייבות השיפוי בהתאם להוראות סעיף 24.3.1.

24.4.	בכל מקרה בו החברה לא תשלם את הסכומים הדרושים לכיסוי התחייבות השיפוי ו/או במקרה בו חובת השיפוי חלה על המחזיקים מכח הוראות סעיף 24.3.2 לעיל ו/או המחזיקים התבקשו להפקיד את סכום כרית המימון לפי סעיף 24.2 לעיל, יחולו ההוראות הבאות:

24.4.1.	הכספים יגבו באופן הבא:

א.	ראשית - הסכום ימומן מתוך כספי הריבית ו/או הקרן שעל החברה לשלם למחזיקי אגרות החוב לאחר תאריך הפעולה הנדרשת, ויחולו הוראות סעיף 11 לעיל;

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ב.	שנית - ככל שלדעת הנאמן לא יהיה בסכומים המופקדים בכרית המימון כדי לכסות את התחייבות השיפוי, יפקידו המחזיקים שהחזיקו במועד הקובע (כאמור בסעיף 24.5 להלן) כל אחד לפי חלקו היחסי (כהגדרת מונח זה) בידי הנאמן את הסכום החסר. הסכום שיפקיד כל מחזיק אגרות חוב ישא ריבית שנתית בשיעור השווה לריבית הקבועה על אגרות החוב וישולם בקדימות כאמור בסעיף 11 לעיל.

"חלקו היחסי" משמעו: החלק היחסי של אגרות החוב אותן החזיק המחזיק במועד הקובע הרלוונטי כאמור בסעיף 24.5 להלן מסך הערך הנקוב שבמחזור באותו מועד. מובהר, כי חישוב החלק היחסי ייוותר קבוע אף אם לאחר אותו מועד יחול שינוי בערך הנקוב של אגרות החוב שבידי המחזיק.

24.5.	המועד הקובע לקביעת חבות בהתחייבות השיפוי ו/או המועד הקובע לתשלום כרית המימון הינו כדלקמן:

24.5.1.	בכל מקרה בו התחייבות השיפוי ו/או תשלום כרית המימון נדרשים בשל החלטה או פעולה דחופה הדרושות לשם מניעת פגיעה מהותית לרעה בזכויות מחזיקי אגרות החוב וזאת ללא החלטה מוקדמת של אסיפת מחזיקי אגרות החוב - יהיה המועד הקובע לחבות תום יום המסחר של יום נקיטת הפעולה או קבלת ההחלטה ואם אותו יום אינו יום מסחר, יום המסחר הקודם לו.

24.5.2.	בכל מקרה בו התחייבות השיפוי ו/או תשלום כרית המימון נדרשים על פי החלטת אסיפת מחזיקי אגרות חוב - יהיה המועד הקובע לחבות המועד הקובע להשתתפות באסיפה (כפי שמועד זה נקבע בהודעת הזימון) ותחול גם על מחזיק אשר לא נכח או השתתף באסיפה.

24.6.	אין בתשלום על ידי המחזיקים במקום החברה של סכום כלשהו המוטל על החברה על פי סעיף 24 זה, כדי לשחרר את החברה מחבותה לשאת בתשלום האמור.

24.7.	ההחזר למחזיקי אגרות החוב (סדרה ד') אשר נשאו בתשלומים לפי סעיף זה יעשה על פי סדר הקדימויות הקבוע בסעיף 11 לעיל.

25.	הודעות

25.1.	כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב (לרבות מחזיקי אגרות חוב הרשומים במרשם שמנהלת החברה) תינתן על ידי פרסום דיווח מיידי במגנ"א של רשות ניירות ערך, ובמקרים המפורטים להלן בלבד בנוסף בדרך של פרסום מודעה בשני עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית: (1) הסדר או פשרה לפי סעיף 350 לחוק החברות; (ב) מיזוג. כל הודעה שתפורסם או שתישלח כאמור תיחשב כאילו נמסרה לידי מחזיק אגרות החוב ביום פרסומה במגנ"א כאמור.

25.2.	הנאמן רשאי להורות לחברה והחברה תהיה חייבת לדווח לאלתר במגנ"א בשם הנאמן כל דיווח למחזיקי אגרות החוב בנוסחו כפי שיועבר בכתב על ידי הנאמן לחברה. החברה תהא רשאית להוסיף בדיווח נפרד את התייחסותה ו/או תגובתה לדיווח האמור. כל הודעה שתפורסם כאמור תיחשב כאילו נמסרה לידי מחזיק אגרות החוב ביום פרסומה כאמור במגנ"א.

25.3.	במקרה בו תחדל החברה להיות "תאגיד מדווח" כמשמעותו בחוק, כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב תינתן על ידי משלוחה בדואר רשום לפי כתובתם האחרונה של המחזיקים הרשומים של אגרות החוב כמפורט במרשם. כל הודעה שתשלח כאמור תחשב כאילו נמסרה לידי מחזיקי אגרות החוב כעבור 3 ימי עסקים ממועד מסירתה בדואר רשום.

25.4.	העתקים מהודעות ומהזמנות שינתנו על ידי החברה למחזיקי אגרות החוב ישלחו על ידיה גם לנאמן. יובהר, כי הודעות והזמנות כאמור אינם כוללים דיווחים שוטפים של החברה לציבור. ההעתקים מהודעות והזמנות שינתנו על ידי הנאמן למחזיקי אגרות החוב ישלחו על ידיו גם לחברה. פרסום הודעות כאמור במגנ"א יבוא חלף מסירתן לנאמן או לחברה, כאמור לעיל בסעיף זה, לפי העניין.

25.5.	כל הודעה או דרישה מטעם הנאמן לחברה או מטעמה לנאמן תוכל להינתן על ידי מכתב שיישלח בדואר רשום לפי הכתובת המפורטת בשטרי הנאמנות, או לפי כתובת אחרת עליה יודיע צד אחד למשנהו בכתב, או באמצעות שליח, או באמצעות שיגורה בפקסימיליה (בתוספת וידוא טלפוני בדבר קבלתה אצל הנמען) ו/או בדואר אלקטרוני שקבלתו אושרה בדואר אלקטרוני חוזר (לא אוטומטי) על ידי הצד המקבל, וכל הודעה או דרישה שכזו תחשב כאילו נתקבלה על ידי הצד לו נשלחה ההודעה כעבור שלושה ימי עסקים מיום מסירתה בדואר רשום, או ביום בו אושרה קבלת הדואר האלקטרוני או ביום בו וודאה טלפונית קבלת הפקס, או ביום העסקים הראשון שלאחר מועד מסירתה באמצעות שליח או בהצעתה לנמען לקבלה מהשליח, לפי העניין.

25.6.	במקרה בו תחדל החברה להיות "תאגיד מדווח" כמשמעותו בחוק, כל הודעה מטעם החברה ו/או הנאמן למחזיקי אגרות החוב תינתן על ידי משלוחה בדואר רשום לפי כתובתם האחרונה של המחזיקים הרשומים של אגרות החוב כמפורט במרשם. כל הודעה שתשלח כאמור תחשב כאילו נמסרה לידי מחזיקי אגרות החוב כעבור 3 ימי עסקים ממועד מסירתה בדואר רשום.

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26.	שינויים בתנאי אגרות החוב ושטר הנאמנות

26.1.	בכפוף להוראות החוק והתקנות שתוקנו או יותקנו מכוחו, יהיה הנאמן רשאי מעת לעת ובכל עת, אם שוכנע כי אין בדבר משום פגיעה בזכויות מחזיקי אגרות החוב או כי הדבר הוא לתועלת מחזיקי אגרות החוב, לוותר על כל הפרה או אי מילוי של כל תנאי מתנאי אגרות החוב או שטר זה על ידי החברה. יובהר כי הוראות סעיף 26.1 זה לא יחולו לגבי הנושאים הבאים:

מועדים ותשלומים על פי תנאי אגרות החוב, הקטנת שיעור הריבית הנקובה בתנאי אגרת החוב, עילות להעמדה לפירעון מיידי, התחייבות החברה לעמוד באמות מידה פיננסיות לפי סעיף 5.14 לעיל, מגבלות על חלוקה לפי סעיף 5.7 לעיל, מגבלות על הרחבת סדרה כאמור בסעיף 3.2.2 לעיל, יצירת שעבוד בניגוד לסעיף 6.1.3(ג) לעיל, בכפוף להוראות הדין, ובאישור מוקדם בהחלטה מיוחדת של אסיפת מחזיקי אגרות החוב (סדרה ד'), יהיה הנאמן רשאי, בין לפני ובין אחרי שקרן אגרות החוב תעמוד לפירעון, להתפשר עם החברה בקשר לכל זכות או תביעה של מחזיקי אגרות החוב או מי מהם ולהסכים עם החברה לכל הסדר של זכויותיהם, כולל לוותר על כל זכות או תביעה שלו ו/או של מחזיקי אגרות החוב או מי מהם כלפי החברה.

26.2.	בכפוף להוראות החוק והתקנות שתוקנו או יותקנו מכוחו, החברה והנאמן רשאים, בין לפני ובין לאחר שקרן אגרות החוב תעמוד לפירעון, לשנות את שטר הנאמנות ו/או את תנאי אגרות החוב אם נתקיים אחד מאלה:

26.2.1.	למעט לגבי שינוי במועדי התשלומים על פי אגרת החוב, בשיעורי הריבית, בעילות להעמדה לפירעון מיידי, בשעבוד השלילי, באמות המידה הפיננסיות, במגבלות על חלוקה, במגבלות על הרחבת סדרה, וכן למעט שינוי זהות הנאמן או שכרו, או לשם מינוי נאמן במקומו של נאמן שהסתיימה כהונתו, אם שוכנע הנאמן כי השינוי אינו פוגע במחזיקי אגרות החוב וכן למעט הנושאים המפורטים בסעיף 26.1 לעיל.

26.2.2.	השינוי המוצע אושר בהחלטה מיוחדת של אסיפת מחזיקי אגרות החוב (סדרה ד').

26.3.	החברה תמסור למחזיקי אגרות החוב הודעה בכתב על כל שינוי כאמור לפי סעיף 26.1 או סעיף 26.2 לעיל בהקדם האפשרי ככל הניתן לאחר ביצועו.

26.4.	בכל מקרה של שימוש בזכות הנאמן על פי סעיף זה, יהיה הנאמן רשאי לדרוש ממחזיקי אגרות החוב למסור לו או לחברה את תעודות אגרות החוב לשם רישום הערה בהן בדבר כל פשרה, ויתור, שינוי או תיקון כאמור ולפי דרישת הנאמן תרשום החברה הערה כאמור בתעודות שימסרו לה. בכל מקרה של שימוש בזכות הנאמן על פי סעיף זה, יודיע על כך בכתב למחזיקי אגרות החוב ללא שיהוי ובהקדם האפשרי הניתן.

26.5.	מבלי לגרוע מהאמור לעיל, תנאי אגרות החוב יהיו ניתנים לשינוי גם במסגרת הסדר או פשרה, אשר אושר על ידי בית המשפט, לפי סעיף 350 לחוק החברות.

27.	מרשם מחזיקי אגרות החוב

27.1.	החברה תחזיק ותנהל במשרדה הרשום מרשם מחזיקי אגרות החוב בהתאם להוראות חוק ניירות ערך, אשר יהיה פתוח לעיונו של כל אדם.

27.2.	החברה לא תהיה חייבת לרשום במרשם מחזיקי אגרות החוב שום הודעה בדבר נאמנות מפורשת, מכללא או משוערת, או משכון או שעבוד מכל מין שהוא או כל זכות שביושר, תביעה או קיזוז או זכות אחרת כלשהי בקשר לאגרות החוב. החברה תכיר אך ורק בבעלותו של האדם שבשמו נרשמו אגרות החוב. יורשיו החוקיים, מנהלי עזבונו או מבצעי צוואתו של המחזיק הרשום וכל אדם שיהיה זכאי לאגרות חוב עקב פשיטת רגל של כל מחזיק רשום (ואם הוא תאגיד - עקב פירוקו) יהיו רשאים להירשם כמחזיקים בהן לאחר מתן הוכחות שלדעת החברה תספקנה להוכיח את זכותם להירשם כמחזיקים שלהם.

28.	תעודות ופיצול תעודות

28.1.	בגין אגרות החוב הרשומות על שם מחזיק אחד תוצא לו תעודה אחת, או לפי בקשתו, תוצאנה לו מספר תעודות (התעודות הנזכרות בסעיף זה תקראנה להלן: "התעודות"), כל אחת בכמות מינימלית של 1,000 (אלף) ש"ח ע.נ. (להלן: "הכמות המינימלית").

28.2.	כל תעודה ניתנת לפיצול לתעודות אשר סך כל הערך הנקוב של אגרות החוב הכלולות בהן שווה לסכום הערך הנקוב של אגרות החוב שנכללו בתעודה שפיצולה נתבקש ובלבד שהערך הנקוב בגין כל תעודה לא יפחת מהכמות המינימלית. הפיצול יעשה על פי בקשת פיצול חתומה על ידי הבעלים הרשום של אגרות החוב נשוא התעודה שפיצולה מתבקש כנגד מסירת התעודה שפיצולה מתבקש לחברה במשרדה הרשום. הפיצול יעשה תוך 30 יום מתום החודש בו נמסרה התעודה ביחד עם בקשת פיצולה במשרדה הרשום של החברה. תעודות אגרות החוב החדשות שיוצאו בעקבות הפיצול תהיינה בסכומי ערך נקוב בשקלים חדשים שלמים כל אחת. כל ההוצאות הכרוכות בפיצול, לרבות כל היטלים שהם, אם יהיו כאלה, יחולו על מבקש הפיצול.

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29.	דיווח לנאמן

29.1.	בנוסף לאמור בסעיף 18 לעיל, החברה תערוך ותמסור לנאמן, כל עוד לא נפרעו כל אגרות החוב:

29.1.1.	דוחות כספיים מבוקרים של החברה לשנת הכספים שנסתיימה ב-31 בדצמבר של השנה שחלפה, מיד לאחר פרסומם על ידי החברה. פרסום דוחות אלו במגנ"א על ידי החברה יחשב כמסירת הדוחות לידי הנאמן.

29.1.2.	דוחות כספיים רבעוניים סקורים של החברה מיד לאחר פרסומם על ידי החברה. פרסום דוחות אלו במגנ"א על ידי החברה יחשב כמסירת הדוחות לידי הנאמן.

29.1.3.	העתק מכל מסמך שהחברה מעבירה למחזיקים באגרות החוב.

29.1.4.	[נמחק]

29.1.5.	כל מסמך דוח או הודעה אשר לפי הוראות כל דין על החברה להעביר לנאמן.

29.2.	הפכה החברה לתאגיד שאינו מדווח, כהגדרתו להלן, תמסור החברה לנאמן, דיווחים שנתיים, רבעוניים ומידיים כמפורט בהוראות החוזר המאוחד של משרד האוצר - אגף שוק ההון, ביטוח וחסכון- הוראות לעניין השקעת גופים מוסדיים באגרות חוב לא ממשלתיות, כפי שתהיינה מעת לעת. יובהר כי אין באמור כדי לגרוע מכל חובת דיווח החלה או אשר תחול על החברה על פי כל דין.

בסעיף זה: "תאגיד שאינו מדווח"- תאגיד שאינו "תאגיד מדווח" כהגדרתו בחוק ניירות ערך ואינו תאגיד אשר נסחר בבורסה מחוץ לישראל, כמפורט בתוספת השניה או השלישית לחוק ניירות ערך.

פרסום דוחות ו/או הודעות ו/או דיווחים כאמור לעיל במגנ"א על ידי החברה יחשב כמסירתם לידי הנאמן.

30.	באי כוח

החברה ממנה בזאת את הנאמן לאגרות החוב בתור בא כוחה, להוציא לפועל ולבצע בשמה ובמקומה את אותן הפעולות שתהיה חייבת לבצע לפי התנאים הכלולים בשטר זה, ובדרך כלל לפעול בשמה בהתייחס לאותן פעולות שהחברה חייבת לעשותן על פי שטר זה ולא ביצעה אותן או לבצע חלק מהסמכויות הנתונות לה, ולמנות כל אדם אחר כפי שהנאמן ימצא לנכון לביצוע תפקידיו על פי שטר זה וזאת בכפוף לכך שהחברה לא ביצעה את הפעולות שהיא חייבת לבצע לפי תנאי שטר זה תוך פרק זמן סביר על פי קביעת הנאמן ממועד דרישת הנאמן ובלבד שפעל באופן סביר.

אין במינוי לפי סעיף זה כדי לחייב את הנאמן לעשות כל פעולה והחברה פוטרת בזאת את הנאמן ושלוחיו מראש במקרה שלא יעשו כל פעולה שהיא, והחברה מוותרת מראש על כל טענה כלפי הנאמן ושלוחיו בגין כל נזק שנגרם או עלול להיגרם לחברה במישרין או בעקיפין, בגין זה, על סמך פעולה שלא נעשתה על ידי הנאמן ושלוחיו כאמור לעיל.

31.	תחולת חוק ניירות ערך

בכל עניין שלא נזכר בשטר זה וכן בכל מקרה של סתירה בין הוראות החוק ותקנותיו (שאינן ניתנות להתניה) לבין שטר זה, יפעלו הצדדים בהתאם להוראות החוק ותקנותיו.

32.	אסיפות של מחזיקי אגרות החוב

האסיפות הכלליות של מחזיקי אגרות החוב יכונסו ויתנהלו בהתאם לתנאים המפורטים בתוספת השנייה לשטר זה.

33.	[נמחק]

34.	כללי

מבלי לגרוע מהוראותיו האחרות של שטר זה ושל אגרות החוב, כל ויתור, ארכה, הנחה, שתיקה, הימנעות מפעולה (להלן ביחד: "ויתור") מצד הנאמן או החברה לגבי אי קיומה או קיומה החלקי או הבלתי נכון של התחייבות כלשהי, על פי שטר זה ואגרת החוב, לא יחשבו כויתור מצד הנאמן או החברה, לפי העניין, על זכות כלשהי אלא כהסכמה מוגבלת להזדמנות המיוחדת בה ניתנה. מבלי לגרוע מההוראות האחרות של שטר זה ואגרת החוב, כל שינוי בהתחייבויות הנאמן או החברה כאמור, מחייב קבלת הסכמת הנאמן או החברה מראש ובכתב (ובכלל זה "כתב" לרבות פקס או דואר אלקטרוני). כל הסכמה אחרת שאינה בכתב, לא תיחשב כהסכמה. זכויות הנאמן והחברה לפי הסכם זה הינן עצמאיות ובלתי תלויות זו בזו, ובאות בנוסף לכל זכות שקיימת ו/או שתהיה לנאמן ו/או לחברה על פי דין.

35.	אחריות הנאמן

35.1.	על אף האמור בכל דין ובכל מקום בשטר הנאמנות, ככל שהנאמן פעל לשם מילוי תפקידו בתום לב ובתוך זמן סביר וכן בירר את העובדות שנאמן סביר היה מברר בנסיבות העניין, לא יהא אחראי כלפי מחזיק באגרות החוב לנזק שנגרם לו כתוצאה מכך שהנאמן הפעיל את שיקול דעתו לפי הוראות סעיף 35ח(ד1) או 35ט1 לחוק, אלא אם כן יוכיח התובע כי הנאמן פעל ברשלנות חמורה. מובהר כי ככל שתתעורר סתירה בין הוראת סעיף זה להוראה אחרת בשטר הנאמנות, תגבר הוראת סעיף זה.

34

35.2.	פעל הנאמן בתום לב ובלא התרשלות בהתאם להוראות סעיף 35ח(ד2) או 35ח(ד3) לחוק, לא יהיה אחראי בשל ביצוע הפעולה כאמור.

36.	הסכמים אחרים

בכפוף להוראות החוק ולמגבלות המוטלות על הנאמן בחוק לא יהיה במילוי תפקידו של הנאמן, לפי שטר הנאמנות, או בעצם מעמדו כנאמן, כדי למנוע אותו מלהתקשר עם החברה בחוזים שונים או מלבצע עמה עסקאות במהלך הרגיל של עסקיו, ובלבד שלא יהיה בכך כדי לפגוע במילוי התחייבויותיו של הנאמן על פי שטר הנאמנות ובכשירותו כנאמן.

37.	מענים

מעני הצדדים יהיו כמופיע במבוא לשטר זה או כל מען אחר אשר תינתן לגביו לצד שכנגד הודעה מתאימה בכתב.

38.	דין חל וסמכות שיפוט

הדין החל על שטר נאמנות זה, על נספחיו, הינו הדין הישראלי בלבד. סמכות השיפוט הייחודית והבלעדית בכל הקשור לשטר זה תהיה נתונה לבתי המשפט המוסמכים בתל אביב - יפו.

39.	הסמכה לדיווח במגנ"א

הנאמן מסמיך בחתימתו על שטר זה, את מורשי החתימה האלקטרונית של החברה כפי שיהיו לדווח בשמו במגנ"א על התקשרותו בשטר זה וחתימתו עליו, ככל שהדבר נדרש על פי דין.

35

ולראיה באו הצדדים על החתום:

בי קומיוניקיישנס בע"מ	רזניק פז נבו נאמנויות בע"מ

אני הח"מ, ______, עו"ד, מאשר כי שטר נאמנות זה נחתם על ידי חברת בי קומיוניקיישנס בע"מ כדין על פי תקנונה, באמצעות ה"ה: _________, אשר חתימתם מחייבת את החברה בקשר עם שטר זה.

______, עו"ד

36

לכבוד

רזניק פז נבו נאמנויות בע"מ

אנו הח"מ, בי תקשורת (אס פי2) בע"מ ובי תקשורת (אס פי1) בע"מ (להלן: "החברות הבנות"), כל אחת לחוד, מאשרות ומתחייבות, בין היתר בהתאם להחלטות הדירקטוריון מיום ______, כי:

1.	הננו מודעות להתחייבויות בי קומיוניקיישנס בע"מ ("החברה") למחזיקי אגרות החוב (סדרה ד') על פי שטר הנאמנות מיום ____ (להלן: "שטר הנאמנות"), ובכלל זה לתשלום הסכומים המובטחים על פי שטר הנאמנות ו/או כפי שיוגדרו במסמכי השעבוד, בתנאי שאין בכך כדי לצמצם את ההתחייבויות על פי שטר הנאמנות.

2.	נקיים את הוראות שטר הנאמנות הרלוונטיות אלינו ובהתאם אנו נפעל כאמור בשטר הנאמנות ועל פי כל המתחייב ממנו ביחס אלינו וזאת לאחר שהאורגנים המוסמכים הבינו את מהות ההתחייבויות כאמור, לרבות בקשר עם מניות בזק המשועבדות (כהגדרתן בשטר הנאמנות), ובכלל זה אנו מסכימות ומתחייבות בהתחייבות בלתי חוזרת, לשעבד את מניות בזק המשועבדות לטובת הנאמן עבור מחזיקי אגרות החוב (סדרה ד') וכן לטובת נאמן אגרות החוב (סדרה ג') עבור מחזיקי אגרות החוב (סדרה ג') וכן מתחייבות שלא לשעבד את מניות בזק המשועבדות כהגדרתן בסעיף 6.1 בשטר הנאמנות וכן כל מניית הטבה שתוקצה לנו בגין מניות בזק המשועבדות, ככל שתוקצה והכל בכפוף לשטר הנאמנות. ידוע לנו כי התחייבותנו זו הינה בלתי חוזרת הואיל וניתנה להבטחת זכויות צדדים שלישיים והכל כפוף לשטר נאמנות זה. כמו כן, אנו מתחייבות כי ככל שלא יתקבל אישור השעבוד, ובהתאם לא ירשמו השעבודים על הנכסים המשועבדים לטובת לטובת הנאמן וכן לטובת נאמן אגרות החוב (סדרה ג') עבור מחזיקי אגרות החוב (סדרה ג'), כמפורט בסעיף 6.1 לשטר הנאמנות, נקיים את התחייבותנו לשעבוד שלילי, כמפורט בסעיף 6 לשטר הנאמנות.

3.	אנו מצהירות בזאת כי נכון למועד זה, לא יצרנו ולא התחייבנו ליצור שעבוד כלשהו על מניות בזק המשועבדות, לרבות על אילו מהזכויות הנלוות למניות אלו ו/או הקנינו זכויות כלשהן במניות בזק המשועבדות והכל למעט המפורט בשטר הנאמנות.

4.	אנו מאשרות בזאת את נכונות ההצהרות אשר ניתנו על-ידי החברה במסגרת סעיף 6.1.2 לשטר הנאמנות, ככל שהן חלות לגבינו ולגבי מניות בזק המשועבדות על-ידינו. מובהר כי התחייבותנו זו מוגבלת למניות בזק המשועבדות על ידנו בלבד והתמורה שתתקבל בגינן, וכי בשום מקרה לא יהיו מחזיקי אגרות החוב (סדרה ד') רשאים לתבוע מאיתנו כל סכום אחר ו/או נוסף אותו תהיה חייבת החברה למחזיקי אגרות החוב (סדרה ד') ואשר יהיה מעבר לאותן בטוחות. עוד מובהר כי אין באמור לעיל משום מתן התחייבות על-ידינו לשעבד את זכויותינו בנכסים אחרים לרבות במקרה בו החברה תידרש או תבקש להעמיד בטוחות נוספות ו/או חלופיות על-פי שטר הנאמנות. מובהר כי האמור לעיל עומד בבסיס התחייבותנו כאמור בשטר הנאמנות. כל עוד לא נפרעו אגרות החוב במלואן או הוסרו השעבודים, לפי העניין, יישארו כל התחייבויותינו בתוקפן המלא, וזאת גם במקרה של הסדר חובות, פשיטת רגל או פירוק של החברה ו/או של החברות הבנות.

5.	אנו מוותרות בזאת מראש על כל זכויות או טענות שחוק הערבות, התשכ"ז-1967 (או כל הוראת חוק שתבוא במקומו) (בסעיף זה: "חוק הערבות") מעניקים, ובכלל זה על זכויות, פטורים והפטרים מכוח סעיפים 6, 7(ב), 8, 11 ו-15(א) לחוק הערבות.

6.	אנו מסכימות כי זכויות חזרה לחברה שיהיו לנו לפי חוק הערבות, או לפי כל דין בקשר לחוב וכן כל זכות לקבל בהעברה או להשתתף בבטוחות כלשהן שהועמדו על-ידינו לטובת הנאמן ו/או מחזיקי אגרות החוב (סדרה ד'), תהיינה נחותות ונדחות לזכויות הנאמן ו/או מחזיקי אגרות החוב (לרבות במסגרת הליכי חדלות פירעון ו/או הסדר בחברה). בנוסף, כל עוד לא נפרעו אגרות החוב (סדרה ד') במלואן, אנו מתחייבים בזאת לא לבצע כל פעולה שתכליתה להשיג זכויות כלשהן בבטוחות שהועמדו על-ידינו לטובת הנאמן ו/או מחזיקי אגרות החוב (סדרה ד') וטרם שוחררו וכן, לא להגיש תביעה ו/או הוכחת חוב בפשיטת רגל, פירוק או הסדר תשלום אחר, בקשר לחברה, וזאת על אף כל תשלום שיבוצע על-ידינו בקשר לאגרות החוב (סדרה ד') (לרבות בדרך של מימוש השעבודים על הנכסים המשועבדים).

7.	אנו מצהירות ומאשרות את נכונות המצגים האמורים בשטר הנאמנות לגבינו.

8.	כמו כן, אנו מצהירות כי אישור הדירקטוריון המופיע לעיל מהווה אישור לפי סעיף 282 לחוק החברות, התשנ"ט-1999.

__________________

בי תקשורת (אס פי1) בע"מ

__________________

בי תקשורת (אס פי2) בע"מ

37

אני, עו"ד ______, שהנני עוה"ד של בי תקשורת (אס פי1) בע"מ מאשר בזה כי ה"ה ______ ו______ חתמו על שטר נאמנות זה והינם מוסמכים בחתימתם יחד לחייב את בי תקשורת (אס פי1) בע"מ כדין ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות בי תקשורת (אס פי1) בע"מ והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

____________

______,עו"ד

אני, עו"ד ______, שהנני עוה"ד של בי תקשורת (אס פי2) בע"מ מאשר בזה כי ה"ה ______ ו______ חתמו על שטר נאמנות זה והינם מוסמכים בחתימתם יחד לחייב את בי תקשורת (אס פי2) בע"מ כדין ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות בי תקשורת (אס פי2) בע"מ והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

____________

______,עו"ד

38

לכבוד

רזניק פז נבו נאמנויות בע"מ

אנו הח"מ, [*], מאשרות ומתחייבות, בין היתר בהתאם להחלטות הדירקטוריון מיום [*] כי נקיים את הוראות סעיף 5.5 לשטר נאמנות זה. ידוע לנו כי התחייבותנו זו הינה בלתי חוזרת הואיל וניתנה להבטחת זכויות צדדים שלישיים והכל כפוף לשטר נאמנות זה.

__________________

[*]

אני, עו"ד [*], שהנני עוה"ד של [*] מאשר/ת בזה כי ה"ה _____, חתם בפני על שטר נאמנות זה והוא מוסמך בחתימתו לחייב את [*] ובהתאם למסמכי ההתאגדות שלה. הריני לאשר כי החלטות [*] והתחייבויותיה דלעיל התקבלו בהתאם לכל דין ולמסמכי ההתאגדות שלה.

____________

[*], עו"ד

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בי קומיוניקיישנס בע"מ

תוספת ראשונה

תעודת אגרות חוב (סדרה ד')

מונפקת בזאת אגרת חוב העומדת לפרעון בתשלום אחד ביום 30 בנובמבר, והנושאת ריבית שנתית כאמור להלן.

אגרות חוב (סדרה ד') רשומות על שם

מספר תעודה: [__]

ערך נקוב כולל של אגרות החוב שבתעודה זו [_____] ש"ח.

הבעלים הרשום של אגרות החוב שבתעודה זו [_____]

1.	תעודה זו מעידה, כי בי קומיוניקיישנס בע"מ (להלן: "החברה") תפרע את קרן אגרות החוב שבתעודה זו בתשלום אחד של 100% מקרן אגרות החוב (סדרה ד') אשר ישולם ביום 30 בנובמבר, 2024, והכל בכפוף למפורט בתנאים שמעבר לדף ולשטר הנאמנות מיום ______ בין החברה מצד אחד לבין רזניק פז נבו נאמנויות בע"מ ו/או כל מי שיכהן מדי פעם כנאמן של מחזיקי אגרות החוב לפי שטר הנאמנות ("הנאמן" ו- "שטר הנאמנות" בהתאמה).

2.	אגרת חוב זו נושאת ריבית שנתית בשיעור של 3.85%, אשר תשולם במועדים ובתנאים והכל כמפורט בתנאים שמעבר לדף.

3.	אגרת חוב זו אינה צמודה למטבע או מדד כלשהו.

4.	אגרת חוב זו מונפקת כחלק מסדרה ד' של אגרות החוב שתנאיהן זהים לתנאי אגרת חוב זו, בכפוף לתנאים המפורטים מעבר לדף ובהתאם לשטר הנאמנות, אשר נחתם בין החברה לבין הנאמן, ואינן מובטחות במועד הנפקתן לראשונה בשעבוד כלשהו.

5.	מובהר, כי הוראות שטר הנאמנות יהוו חלק בלתי נפרד מהוראות אגרת חוב זו ויחייבו את החברה ואת המחזיקים באגרות החוב הכלולות בסדרה הנ"ל. בכל מקרה של סתירה בין האמור בתעודה זו לבין האמור בשטר הנאמנות יגברו הוראות שטר הנאמנות.

6.	תשלום הקרן והתשלום האחרון של הריבית ייעשו כנגד מסירת איגרת החוב לידי החברה במשרדה הרשום, במועד התשלום, כאמור בתנאים שמעבר לדף או בכל מקום אחר עליו תודיע החברה. הודעת החברה תימסר לא יאוחר מחמישה ימי עסקים לפני מועד התשלום.

7.	כל אגרות החוב מסדרה זו תעמודנה בדרגה שווה בינן לבין עצמן (פרי-פסו), מבלי שתהיה כל זכות עדיפה לאחת על פני האחרת.

8.	החברה רשאית להנפיק בכל עת ומעת לעת (בין בהצעה פרטית ובין בהצעה לציבור) על פי שיקול דעתה הבלעדי, ללא צורך בהסכמת בעלי אגרות החוב או הנאמן, לרבות למחזיק קשור של החברה, אגרות חוב מסוג שונה או סדרות אחרות של אגרות חוב או ניירות ערך אחרים מכל מין וסוג שהוא, עם או בלי זכויות נלוות לרכישת מניות של החברה, בתנאי ריבית, פירעון, ותנאים אחרים ככל שהחברה תמצא לנכון, בין שהם עדיפים על פני תנאי אגרות החוב, שווים להם או נחותים מהם, והכל בכפוף להוראות שטר הנאמנות. כמו כן, החברה שומרת לעצמה את הזכות להגדיל את הסדרה מפעם לפעם על פי שיקול דעתה הבלעדי, בהתאם להוראות כל דין ובכפוף להוראות סעיף 2.2 לתנאים הרשומים מעבר לדף. על אף האמור לעיל, ככל שתנפיק החברה סדרת אגרות חוב נוספת וסדרה נוספת זו לא תהיה מגובה בבטחונות (וכל עוד אינה מגובה בבטחונות), זכויות הסדרה הנוספת בפירוק לא תהיינה עדיפות על זו של אגרות החוב (סדרה ד').

9.	כל העברה של אגרות החוב כפופה למגבלות ההעברה המפורטות בסעיף 7 לתנאים הרשומים מעבר לדף של תעודת איגרת החוב.

נחתם על ידי החברה ביום [*] ב[*] [*].

בי קומיוניקיישנס בע"מ

על ידי:

מורשה חתימה: [*]         מורשה חתימה: [*]

אני הח"מ, [*], עו"ד, מאשר כי תעודת אגרות חוב זו זה נחתמה על ידי חברת בי קומיוניקיישנס בע"מ כדין על פי תקנונה, באמצעות ה"ה: [*] ו[*] וחתימתם מחייבת את החברה לצורכי איגרת חוב זו.

[*], עו"ד

40

התנאים הרשומים מעבר לדף

1.	כללי

באגרת חוב זו תהיינה לביטויים הבאים המשמעויות הבאות, אלא אם משתמעת כוונה אחרת מהקשר הדברים:

״מחזיקי אגרות החוב״ ו/או ״בעלי אגרות החוב״ ו/או ״המחזיקים״ -	כהגדרתם בסעיף 1.5 לשטר הנאמנות לעיל.
"יום עסקים" או "יום עסקים בנקאי" -	כהגדרתו בהוראות הבנקאות (שירות ללקוח) (דרכי חישוב ריבית), תשנ"א-1990.
"קרן" -	סך הערך הנקוב של אגרות החוב (סדרה ד').
"החברה לרישומים" -	החברה לרישומים של בנק הפועלים בע"מ, או כל חברה לרישומים אחרת עמה תתקשר החברה לפי שיקול דעתה הבלעדי, ובלבד שכל ניירות הערך של החברה יהיו רשומים על שם אותה החברה לרישומים.
"אגרות החוב" או "סדרת אגרות החוב" או "הסדרה הרלוונטיות" -	סדרת אגרות חוב (סדרה ד') של החברה, רשומות על שם, שתנאיהן הינם בהתאם לתעודת אגרות החוב של סדרה ד', אשר תונפקנה מעת לעת על ידי החברה לפי שיקול דעתה הבלעדי.
"יום מסחר" -	כל יום בו מתבצעות עסקאות בבורסה לניירות ערך בתל אביב בע"מ.
"מסלקת הבורסה" -	מסלקת הבורסה לניירות ערך בתל אביב בע"מ.
"הבורסה" -	הבורסה לניירות ערך בתל אביב בע"מ.

תנאי אגרות החוב (התנאים הרשומים מעבר לדף) הינם חלק בלתי נפרד מהוראות שטר הנאמנות ויראו את הוראות שטר הנאמנות כאילו נכללו במפורש בתנאי אגרות חוב אלו. בכל מקרה של סתירה בין האמור באיגרת החוב לבין האמור בשטר הנאמנות יגברו הוראות שטר הנאמנות.

2.	אגרות החוב

2.1.	לחברה אגרות חוב (סדרה ד') רשומות על שם ובנות 1 ש"ח ע.נ. כל אחת (להלן: "אגרות החוב (סדרה ד')''). אגרות החוב (סדרה ד') תעמודנה לפירעון (קרן) בתשלום אחד והכל כמפורט בסעיפים 3 עד 5 להלן.

2.2.	הגדלת הסדרה

לעניין הגדלת סדרה, ראו סעיף 3.2 לשטר הנאמנות.

2.3.	הנפקת ניירות ערך נוספים

לעניין הנפקת ניירות ערך נוספים, ראו סעיף 3.2 לשטר הנאמנות.

3.	הקרן

3.1.	קרן אגרות החוב (סדרה ד')

אגרות החוב (סדרה ד') תעמודנה לפירעון (קרן) בתשלום אחד (100%) שישולם ביום 30 בנובמבר 2024.

4.	הריבית

4.1.	אגרות החוב (סדרה ד') תישאנה ריבית שנתית בשיעור של 3.85%.

הריבית על היתרה הבלתי מסולקת, כפי תהא מעת לעת, של קרן אגרות החוב (סדרה ד') תשולם החל מחודש נובמבר 2019, וכן פעמיים בשנה, בימים 31 במאי ו- 30 בנובמבר של כל אחת מהשנים 2020 ועד 2024, כאשר התשלום הראשון של הריבית ישולם ביום 30 בנובמבר 2019 והתשלום האחרון ישולם ביום 30 בנובמבר 2024.

4.2.	תשלומי הריבית ישולמו בעד התקופה של 6 חודשים שהסתיימה במועד תשלום הריבית הרלוונטי, למעט תשלום הריבית הראשון שיעשה ביום 30 בנובמבר 2019 וישולם בגין תקופה שתחילתה יום מסחר אחד לאחר מועד הסגירה (כהגדרת המונח בשטר הנאמנות) והמסתיימת במועד התשלום האמור ויחושב לפי מספר הימים בתקופה האמורה ועל בסיס 365 ימים בשנה לפי הריבית השנתית כאמור לעיל.

4.3.	תשלום הריבית שישולם בכל מועד תשלום ריבית יחושב על פי שיעור הריבית השנתית כשהוא מחולק בשנים.

41

4.4.	הריבית בגין אגרות החוב (סדרה ד') תשולם בתשלומים דו שנתיים בעד תקופת הריבית שהסתיימה במועד התשלום (להלן: "תקופת הריבית"). תקופת הריבית הראשונה של אגרות החוב (סדרה ד') תתחיל יום מסחר אחד לאחר מועד הסגירה (כהגדרת המונח בשטר הנאמנות) ותסתיים במועד התשלום הראשון של הריבית. כל תקופת ריבית נוספת של אגרות החוב (סדרה ד'), תתחיל ביום הראשון שלאחר תום תקופת הריבית הסמוכה לפניה, ותסתיים בתום תקופת הריבית (קרי: במועד התשלום הסמוך אחרי יום תחילתה). הריבית עבור תקופת הריבית הראשונה תחושב לפי מספר הימים בתקופה זו על בסיס של 365 ימים בשנה.

4.5.	התשלום האחרון של הריבית על יתרת הקרן הבלתי מסולקת של אגרות החוב (סדרה ד') ישולם ביחד עם התשלום על חשבון הקרן של אגרות החוב (סדרה ד') וזאת כנגד מסירת תעודות אגרות החוב מאותה סדרה לידי החברה.

4.6.	ריבית פיגורים: כל תשלום על חשבון קרן ו/או ריבית, אשר ישולם באיחור העולה על שבעה (7) ימי עסקים מהמועד הקבוע לתשלומו על פי תנאי אגרות החוב, וזאת מסיבות התלויות בחברה, יישא ריבית פיגורים החל מהמועד הקבוע לתשלומו ועד למועד תשלומו בפועל. לעניין זה, "ריבית פיגורים" פירושה תוספת ריבית של 3% על בסיס שנתי מעבר לריבית שנושאות אגרות החוב במועד הרלוונטי, מחושבת פרו ראטה לתקופה שמהמועד הקבוע לתשלום ועד למועד התשלום בפועל. במקרה שתשולם ריבית פיגורים, תפרסם החברה דיווח מיידי לפחות 2 ימי מסחר לפני תשלום כאמור בו תודיע על שיעורה של ריבית הפיגורים ושיעור הריבית שתשולם הכוללת את שיעור הריבית שנושאות אגרות החוב בתוספת ריבית הפיגורים ומועד תשלומה של הריבית הכוללת לאותה תקופה.

5.	תשלומי הקרן והריבית של אגרות החוב

5.1.	התשלומים על חשבון הריבית ו/או הקרן של אגרות החוב ישולמו לאנשים אשר שמותיהם יהיו רשומים בפנקס מחזיקי אגרות החוב (סדרה ד') בהתאם להוראות תקנון הבורסה כפי שיהיו באותה עת (להלן: "היום הקובע"), פרט לתשלום האחרון של הקרן והריבית שישולם לאנשים אשר שמותיהם יהיו רשומים בפנקס ביום התשלום ושיעשה כנגד מסירת תעודות אגרות החוב מאותה סדרה לידי החברה ביום התשלום, במשרדה הרשום של החברה או בכל מקום אחר עליו תודיע החברה. הודעת החברה כאמור תפורסם לא יאוחר מ-5 ימי עסקים לפני מועד התשלום האחרון.

מובהר, כי מי שאינו רשום בפנקס מחזיקי אגרות החוב (סדרה ד') ביום הקובע, לא יהיה זכאי לתשלום ריבית בגין תקופת הריבית שהתחילה לפני אותו מועד.

5.2.	בכל מקרה שבו מועד פירעון התשלום על חשבון קרן ו/או ריבית יחול ביום שאינו יום עסקים, יידחה מועד התשלום ליום העסקים הראשון הבא אחריו ללא תוספת תשלום, והיום הקובע לצורך קביעת הזכאות לפדיון או לריבית לא ישתנה בשל כך.

5.3.	התשלום לזכאים ייעשה בשיקים או בהעברה בנקאית לזכות חשבון הבנק של האנשים אשר שמותיהם יהיו רשומים בפנקס מחזיקי אגרות החוב (סדרה ד') ואשר יצוין בפרטים שימסרו בכתב לחברה בעוד מועד, בהתאם לאמור בסעיף 27 לשטר הנאמנות ו- 5.5 להלן. אם החברה לא תוכל לשלם סכום כלשהו לזכאים לכך, מסיבה שאינה תלויה בה, יחולו הוראות סעיפים 14.3- 14.8 לשטר הנאמנות.

5.4.	מחזיק אגרות החוב (סדרה ד') יודיע לחברה את פרטי חשבון הבנק לזיכוי בתשלומים לאותו מחזיק על פי אגרות החוב מאותה סדרה כאמור לעיל, או על שינוי בפרטי החשבון האמור או בכתובתו, לפי העניין, בהודעה בכתב שישלח בדואר רשום לחברה. החברה תהא חייבת לפעול על פי הודעתו של המחזיק בדבר שינוי כאמור לאחר חלוף 15 ימי עסקים מיום שהודעתו של המחזיק הגיעה לחברה.

5.5.	לא מסר מחזיק אגרות החוב הזכאי לתשלום כאמור בעוד מועד לחברה פרטים בדבר חשבון הבנק שלו, ייעשה כל תשלום על חשבון הקרן והריבית בשיק שיישלח בדואר רשום לכתובתו האחרונה הרשומה בפנקס לסדרה הרלוונטית. משלוח שיק לזכאי בדואר רשום כאמור ייחשב לכל דבר ועניין כתשלום הסכום הנקוב בו בתאריך שיגורו בדואר, ובלבד שנפרע עם הצגתו כהלכה לגביה.

5.6.	מכל תשלום בגין אגרות החוב (סדרה ד') ינוכה כל תשלום חובה ככל הנדרש על פי דין.

6.	הימנעות מתשלום מסיבה שאינה תלויה בחברה

לעניין הימנעות מתשלום מסיבה שאינה תלויה בחברה ראו סעיפים 14.3 - 14.8 לשטר הנאמנות.

7.	העברה של אגרות החוב

7.1.	אגרות החוב ניתנות להעברה לגבי כל סכום ערך נקוב ובלבד שיהיה בשקלים חדשים שלמים. כל העברה של אגרות החוב (בידי מחזיק רשום) תיעשה על פי כתב העברה הערוך בנוסח המקובל להעברת מניות, חתום כיאות על ידי הבעלים הרשום או נציגיו החוקיים, וכן על ידי מקבל ההעברה או נציגיו החוקיים, שיימסר לחברה במשרדה הרשום בצרוף תעודות אגרות החוב המועברות על פיו, וכל הוכחה סבירה אחרת שתידרש על ידי החברה לשם הוכחת זכותו של המעביר להעברתן.

7.2.	בכפוף לאמור לעיל, הוראות פרוצדוראליות הנכללות בתקנון החברה ביחס לאופן העברת מניות יחולו, בשינויים המתחייבים לפי העניין, ביחס לאופן העברת אגרות החוב ועל הסבתן.

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7.3.	אם יחול כל תשלום חובה שהוא לרבות תשלומי מיסים והיטלים אחרים על כתב ההעברה של אגרות החוב, יימסרו לחברה הוכחות סבירות על תשלומם על ידי מבקש ההעברה.

7.4.	במקרה של העברת חלק בלבד מסכום הקרן הנקוב של אגרות החוב שבתעודה זו, תפוצל תחילה אגרת החוב על פי הוראות סעיף 8 להלן למספר תעודות אגרות חוב כמתחייב מכך (עד לכמות סבירה כפי שייקבע על ידי החברה), באופן שסך כל סכומי הקרן הנקובים בהן יהיה שווה לסכום הקרן הנקוב של תעודת אגרות החוב האמורה.

7.5.	לאחר קיום כל התנאים האלה תירשם ההעברה בפנקס, והחברה תהא רשאית לדרוש כי הערה בדבר ההעברה כאמור תירשם על תעודת אגרת חוב המועברת שתימסר למקבל ההעברה כי תוצא לו במקומה תעודת אגרת חוב חדשה, ויחולו על הנעבר כל התנאים המפורטים בשטר הנאמנות ובתעודת איגרת חוב המועברת, כך שבכל מקום בו נאמר "מחזיק" יראו כאילו נאמר הנעבר, והוא ייחשב כמחזיק לצורכי שטר הנאמנות.

7.6.	כל ההוצאות והעמלות הכרוכות בהעברה יחולו על מבקש ההעברה.

8.	פיצול תעודת אגרות החוב

לעניין פיצול תעודת אגרות חוב, ראו סעיף 28 לשטר הנאמנות.

9.	פדיון מוקדם של אגרות החוב (סדרה ד')

9.1.	פדיון מוקדם בעקבות מחיקה מהבורסה

במקרה בו יוחלט על ידי הבורסה על מחיקה מהרישום למסחר בה של אגרות החוב שטרם נפרעו מפני ששווי סדרת אגרות החוב (סדרה ד') פחת מהסכום שנקבע בהנחיות הבורסה בדבר מחיקה מהמסחר של אגרות חוב, תבצע החברה פדיון מוקדם, תפעל החברה כדלקמן:

(א)	תוך 45 ימים מתאריך החלטת דירקטוריון הבורסה בדבר המחיקה מרישום למסחר כאמור, תודיע החברה על מועד פדיון מוקדם שבו רשאי המחזיק באגרות החוב לפדותן. ההודעה על מועד הפדיון המוקדם תפורסם בדוח מיידי שישלח לרשות ולבורסה ובשני עיתונים יומיים נפוצים בישראל בשפה העברית ותימסר בכתב לכל המחזיקים הרשומים באגרות החוב.

(ב)	מועד הפדיון המוקדם יחול לא לפני 17 ימים מתאריך פרסום ההודעה ולא מאוחר מ-45 ימים מהתאריך הנ"ל, אך לא בתקופה שבין המועד הקובע לתשלום ריבית לבין מועד תשלומה בפועל.

(ג)	במועד הפדיון המוקדם תפדה החברה את אגרות החוב שהמחזיקים בהן ביקשו לפדותן. תמורת הפדיון לא תפחת מסכום הערך הנקוב של אגרות החוב בתוספת ריבית שנצברה עד ליום התשלום בפועל, כקבוע בתנאי אגרות החוב.

(ד)	קביעת מועד פדיון מוקדם כאמור לעיל אין בה כדי לפגוע בזכויות הפדיון הקבועות באגרות החוב של מי ממחזיקי אגרות החוב שלא יפדו אותן במועד הפדיון המוקדם כאמור לעיל, אך אגרות החוב (סדרה ד') כאמור תמחקנה מהמסחר בבורסה ויחולו עליהן, בין היתר, השלכות המס הנובעות מכך.

(ה)	פדיון מוקדם של אגרות החוב כאמור לעיל לא יקנה למי שהחזיק באגרות החוב שייפדו כאמור את הזכות לתשלום קרן או ריבית בגין התקופה שלאחר מועד הפדיון.

9.2.	פדיון מוקדם ביוזמת החברה

החברה תהא רשאית, לפי שיקול דעתה הבלעדי, לבצע פדיון מוקדם (חלקי או מלא) של אגרות החוב (סדרה ד'), בכל עת, אך לא לפני חלוף לפחות 60 ימים ממועד רישומן למסחר בבורסה של אגרות החוב (סדרה ד') ובמקרה כאמור יחולו ההוראות הבאות, והכל בכפוף להנחיות רשות ניירות ערך ולהוראות תקנון הבורסה וההנחיות מכוחו, כפי שיהיו במועד הרלוונטי:

(א)	תדירות הפדיונות המוקדמים לא תעלה על פדיון אחד לרבעון.

(ב)	נקבע פדיון מוקדם ברבעון שקבוע בו גם מועד לתשלום ריבית, או מועד לתשלום פדיון חלקי או מועד לתשלום פדיון סופי, יבוצע הפדיון המוקדם במועד שנקבע לתשלום כאמור.

לעניין זה "רבעון" משמעו כל אחת מהתקופות הבאות: ינואר – מרץ, אפריל – יוני, יולי –ספטמבר, אוקטובר-דצמבר.

(ג)	ההיקף המזערי של כל פדיון מוקדם, לא יפחת מ-1 מיליון ש"ח. למרות האמור לעיל, החברה רשאית לבצע פדיון מוקדם בהיקף הנמוך מ-1 מיליון ש"ח ובלבד שתדירות הפדיונות כאמור לא תעלה על פדיון אחד לשנה.

(ד)	כל סכום שיפרע בפירעון מוקדם על ידי החברה, ייפרע ביחס לכלל מחזיקי אגרות החוב, פרו-רטה לפי ע.נ. של אגרות החוב המוחזקות.

(ה)	עם קבלת החלטה של דירקטוריון החברה בעניין ביצוע פדיון מוקדם כאמור לעיל, תפרסם החברה דוח מיידי על כך וכן תשלח העתק של הדוח המיידי לנאמן, לא פחות מ- 17 ימים ולא יותר מ- 45 ימים לפני מועד הפדיון המוקדם.

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(ו)	מועד הפדיון המוקדם לא יחול בתקופה שבין המועד הקובע לתשלום ריבית בגין אגרות החוב (סדרה ד') לבין מועד תשלום הריבית בפועל. בדוח המיידי כאמור תפרסם החברה את סכום הקרן שייפרע בפדיון מוקדם וכן את הריבית שנצברה בגין סכום הקרן האמור עד למועד הפדיון המוקדם, בהתאם לאמור להלן.

(ז)	לא ייעשה פדיון מוקדם לחלק מסדרת אגרות החוב הרלוונטית אם סכום הפדיון האחרון יפחת מ-3.2 מיליון ש"ח.

(ח)	במועד פדיון מוקדם חלקי, ככל שיהיה, החברה תודיע בדוח מיידי על: (1) שיעור הפדיון החלקי במונחי היתרה הבלתי מסולקת; (2) שיעור הפדיון החלקי במונחי הסדרה המקורית; (3) שיעור הריבית בפדיון החלקי על החלק הנפדה; (4) שיעור הריבית שישולם בפדיון החלקי, מחושב לגבי היתרה הבלתי מסולקת; (5) עדכון שיעורי הפדיונות החלקיים שנותרו, במונחי הסדרה המקורית; (6) המועד הקובע לזכאות לקבלת הפדיון המוקדם של קרן אגרות החוב שיהיה שישה (6) ימים לפני המועד שנקבע לפדיון המוקדם.

(ט)	טרם ביצוע פדיון מוקדם כאמור בסעיף זה, יועבר על ידי החברה לנאמן אישור חתום על ידי נושא משרה בכירה בחברה, המאשר את עמידתה (או אי עמידתה) באמות המידה הפיננסיות הקבועות בסעיף 5.14 לשטר הנאמנות.

(י)	פדיון מוקדם חלקי יבוצע פרו רטה לכל אחד ממחזיקי אגרות החוב לפי ע.נ. של אגרות החוב המוחזקות על ידו במועד הקובע. במועד פדיון מוקדם חלקי, ככל שיהיה, החברה תשלם למחזיקי אגרות החוב (סדרה ד') את הריבית שנצברה רק עבור החלק הנפדה בפדיון החלקי ולא בגין כל היתרה הבלתי מסולקת והכול כחלק מסכום הפדיון המוקדם החלקי שיקבע ע"פ הוראות סעיף (יא) להלן.

(יא)	הסכום שישולם למחזיקי אגרות החוב (סדרה ד') במקרה של פדיון מוקדם, יהיה הערך ההתחייבותי של אגרות החוב העומדות לפדיון מוקדם, דהיינו: קרן בתוספת ריבית, עד למועד הפדיון המוקדם בפועל.

10.	רכישת אגרות חוב על ידי החברה ו/או על ידי מחזיק קשור

לעניין זה ראו סעיף 4 לשטר הנאמנות.

11.	מגבלות על חלוקה

מובהר, כי לא חלה על החברה כל מגבלה, מכוח שטר הנאמנות או אגרות החוב (סדרה ד'), ביחס לביצוע חלוקה (כהגדרת המונח בחוק החברות, לרבות ביחס לרכישה עצמית) למעט כמפורט בסעיף 5.7 לשטר הנאמנות.

12.	הוראות כלליות

12.1.	סכום הקרן והריבית משתלמים וניתנים להעברה בלי שים לב לכל זכויות שביושר או כל זכות קיזוז או תביעה נגדית הקיימות או שתהיינה קיימות בין החברה לבין מחזיק קודם, כולל המחזיק המקורי של אגרות החוב.

12.2.	כל מי שנעשה זכאי לאגרות החוב כתוצאה מפשיטת רגל או כתוצאה מהליכי פירוק של מחזיק אגרות החוב, תהיה לו הזכות, לכשיביא את אותן הראיות שהחברה תדרוש ממנו מדי פעם בפעם, להירשם במרשם כמחזיק אגרות החוב, או בכפיפות לתנאים המפורטים לעיל בתעודה זו, להעביר אותן.

12.3.	מחזיקי אגרות החוב יהיו רשאים להפעיל את זכויותיהם על פי אגרות החוב ושטר הנאמנות באמצעות הנאמן או על פי החלטת אסיפה כללית של בעלי אגרות החוב בדרכים המפורטות באגרת החוב ובשטר הנאמנות.

12.4.	הוראות שטר הנאמנות, לרבות הזכות להעמדת אגרות החוב לפירעון מיידי, המפורטת בסעיף 9 לשטר הנאמנות, יחשבו כחלק בלתי נפרד מאגרת חוב זו.

13.	שינויים בתנאי אגרות החוב ושטר הנאמנות

לעניין זה ראו סעיף 26 לשטר הנאמנות.

14.	אסיפות כלליות של מחזיקי אגרות החוב

האסיפות הכלליות של מחזיקי אגרות החוב תתכנסנה ותתנהלנה בהתאם לאמור בתוספת השנייה לשטר הנאמנות.

15.	קבלות כהוכחה

לעניין זה ראו סעיף 15 לשטר הנאמנות.

16.	החלפת תעודת אגרות החוב

במקרה שתעודת אגרות החוב תתבלה, תאבד או תושמד תהיה החברה רשאית להוציא במקומה תעודה חדשה של אגרות החוב, וזאת באותם תנאים של אגרות החוב (סדרה ד') ובכפוף להוכחה, לשיפוי ולכיסוי ההוצאות הסבירות שנגרמו לחברה לשם בירור אודות זכות הבעלות באגרות החוב, כפי שהחברה תמצא לנכון, בתנאי שבמקרה של בלאי, תעודת אגרות החוב הבלויה תוחזר לחברה לפני שתוצא התעודה החדשה. מיסים, היטלים וכן הוצאות אחרות הכרוכות בהוצאת התעודה החדשה, ככל שיחולו, יחולו על מבקש התעודה האמורה.

17.	הודעות

לעניין זה ראו סעיף 25 לשטר הנאמנות.

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תוספת שניה לשטר הנאמנות

בכפוף להוראות חוק ניירות ערך, כינוס אסיפה של מחזיקי איגרות החוב, אופן ניהולה ותנאים שונים לגביה, יהיו כאמור להלן:

זימון אסיפה

1.	הנאמן יזמן, לא יאוחר מתום ארבעה עשר (14) ימים ממועד הגשת הדוח השנתי השני על ענייני הנאמנות (לפי סעיף 20 לשטר הנאמנות) אסיפת מחזיקים האסיפה תכונס לא יאוחר מתום שישים (60) ימים ממועד הגשת הדוח האמור. על סדר יומה של האסיפה האמורה ייכלל, מינוי הנאמן לתקופה שתקבע, דיון בדוח השנתי על ענייני הנאמנות וכן כל נושא אחר שנקבע על סדר היום כאמור בסעיף 35יב2 לחוק ניירות ערך.

2.	הנאמן יכנס אסיפת מחזיקי אגרות חוב אם ראה צורך בכך, או לפי דרישה בכתב של מחזיקים באגרות החוב המחזיקים, לבד או יחדיו, לפחות בחמישה אחוזים (5%) מיתרת הערך הנקוב של אגרות החוב שבמחזור.

3.	במקרה שהמבקשים את זימון האסיפה הינם מחזיקי אגרות החוב, יהיה הנאמן רשאי לדרוש מהמבקשים שיפוי, לרבות מראש, עבור ההוצאות הסבירות הכרוכות בכך.

4.	נאמן שנדרש לכנס אסיפת מחזיקים לפי הוראות סעיף 2, יזמנה בתוך 21 ימים מיום שהוגשה לו הדרישה לכנסה, למועד שיקבע בהזמנה, ובלבד שמועד הכינוס לא יהיה מוקדם משבעה ימים ולא מאוחר מ-21 ימים ממועד הזימון; ואולם הנאמן רשאי להקדים את כינוס האסיפה, ליום אחד לפחות לאחר מועד הזימון, אם סבר כי הדבר דרוש לשם הגנה על זכויות המחזיקים ובכפוף להוראות סעיף 21 להלן; עשה כן, ינמק הנאמן בדוח בדבר זימון האסיפה את הסיבות להקדמת מועד הכינוס.

5.	הנאמן רשאי על פי שיקול דעתו הסביר לשנות את מועד כינוס אסיפה שזומנה על ידו לרבות להקדים את מועד כינוס האסיפה, ליום אחד לפחות לאחר מועד הזימון, אם סבר כי הדבר דרוש לשם הגנה על זכויות המחזיקים ובכפוף להוראות סעיף 21 להלן.

6.	הנאמן רשאי לקבוע כי האסיפה תתקיים באמצעים אלקטרונים.

7.	לא זימן הנאמן אסיפת מחזיקים, לפי דרישת מחזיק, בתוך המועד כאמור בסעיף 4 לעיל, רשאי המחזיק לכנס את האסיפה, ובלבד שמועד הכינוס יהיה בתוך 14 ימים, מתום התקופה לזימון האסיפה בידי הנאמן, והנאמן יישא בהוצאות שהוציא המחזיק בקשר עם כינוס האסיפה.

8.	לא התקיימה אסיפת מחזיקים כאמור בסעיף 1 או 2 לעיל, רשאי בית המשפט, לבקשת מחזיק, להורות על כינוסה.

9.	הורה בית המשפט כאמור בסעיף 8 לעיל, יישא הנאמן בהוצאות סבירות שהוציא המבקש בהליך בבית המשפט, כפי שקבע בית המשפט.

10.	החברה רשאית לזמן, בכל עת, אסיפה של מחזיקי איגרות החוב בתיאום עם הנאמן. אם החברה מזמינה אסיפה כזו, עליה לשלוח מיד לנאמן הודעה בכתב על המקום, היום והשעה בהם תתקיים האסיפה וכן על העניינים שיובאו לדיון בה, והנאמן או נציג מטעמו יהיו רשאים להשתתף באסיפה כאמור מבלי שתהיה להם זכות הצבעה. אסיפה כאמור תזומן למועד שיקבע בהזמנה, ובלבד שמועד הכינוס לא יהיה מוקדם משבעה ימים ולא מאוחר מ-21 ימים ממועד הזימון.

11.	מקום שאין אפשרות מעשית לכנס אסיפת מחזיקים או לנהלה בדרך שנקבעה לכך בשטר הנאמנות או בחוק, רשאי בית המשפט, לבקשת החברה, מחזיק אגרות חוב הזכאי להצביע באסיפה או הנאמן, להורות שתכונס ותנוהל אסיפה בדרך שיקבע בית המשפט, ורשאי הוא לתת לשם כך הוראות משלימות ככל שיראה לנכון.

פגמים בכינוס

12.	בית המשפט רשאי, לבקשת מחזיק, להורות על ביטולה של החלטה שהתקבלה באסיפת מחזיקים שהתכנסה או שהתנהלה בלא שהתקיימו התנאים הקבועים לכך לפי החוק או לפי שטר זה.

13.	היה הפגם בכינוס נוגע להודעה לגבי מקום כינוס האסיפה או מועדה, לא יהיה רשאי מחזיק שהגיע לאסיפה, על אף הפגם, לדרוש את ביטול ההחלטה.

הודעה על כינוס אסיפה

14.	הודעה על אסיפת מחזיקים תפורסם לפי הוראות פרק ז'1 לחוק ("דיווח אלקטרוני") ותימסר לחברה על ידי הנאמן לפני הדיווח האלקטרוני ובהתאם לקבוע בתקנות.

15.	הודעת הזימון תכלול את סדר היום, ההחלטות המוצעות וכן הסדרים לעניין הצבעה בכתב לפי הוראות סעיפים 29 ו-31 להלן.

סדר היום באסיפה

16.	הנאמן יקבע את סדר היום באסיפת מחזיקים, ויכלול בו נושאים שבשלהם נדרש כינוסה של אסיפת מחזיקים לפי סעיפים 1 ו-2 לעיל, וכן נושא שנתבקש כאמור בסעיף 18 לבקשת מחזיק.

17.	ככל שתזומן אסיפה כאמור בסעיף 10 לעיל תקבע החברה את סדר היום באסיפה.

18.	מחזיק, אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של סדרת אגרות חוב, רשאי לבקש מהנאמן לכלול נושא בסדר היום של אסיפת מחזיקים שתתכנס בעתיד, ובלבד שהנושא מתאים להיות נדון באסיפה כאמור.

19.	באסיפת מחזיקים יתקבלו החלטות בנושאים שפורטו בסדר היום בלבד.

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מקום כינוס אסיפה

20.	אסיפת מחזיקים תיערך בישראל במשרדי החברה או במקום אחר עליו יודיע הנאמן או החברה. הנאמן רשאי לשנות את מען כינוס האסיפה. החברה תישא בעלויות כינוס האסיפה במען שאינו במשרדה.

המועד הקובע לבעלות באגרות חוב

21.	מחזיקים הזכאים להשתתף ולהצביע באסיפת המחזיקים הם מחזיקים באגרות חוב במועד שייקבע בהחלטה לזמן אסיפת מחזיקים.

יו"ר האסיפה

22.	בכל אסיפת מחזיקים יכהן הנאמן או מי שהוא מינה כיושב ראש אותה אסיפה.

23.	הנאמן יערוך פרוטוקולים של אסיפת מחזיקי אגרות החוב, וישמור אותם במשרדו הרשום לתקופה של שבע (7) שנים ממועד האסיפה. פרוטוקול האסיפה יכול שיהיה בדרך של הקלטה. פרוטוקול, ככל שנערך בכתב, ייחתם על ידי יושב הראש של האסיפה. כל פרוטוקול שנחתם בידי יושב ראש האסיפה מהווה ראיה לכאורה לאמור בו. מרשם הפרוטוקולים יישמר במשרדו הרשום של הנאמן, ויהיה פתוח לעיון המחזיקים והחברה בשעות העבודה ובתאום מראש, והעתק ממנו יישלח לכל מחזיק שיבקש זאת. הנאמן יהיה רשאי לעכב מסירה של כל פרוטוקול, לכל גורם שהוא, אם עפ"י שיקול דעתו הבלעדי, העברת הפרוטוקול, כולו או חלקו, עשויה לפגוע או להביא לפגיעה בזכויות מחזיקי אגרות החוב (סדרה ד').

24.	הכרזת יושב ראש האסיפה שהחלטה באסיפת מחזיקים התקבלה או נדחתה, בין פה אחד ובין ברוב פלוני, תהיה ראיה לכאורה לאמור בה.

25.	החברה (ו/או מי מטעמה לרבות כל נושא משרה בה) אינה זכאית לקבל פרוטוקול השיחות והדיונים בחלק של אסיפות מחזיקי אגרות החוב המתנהל ללא החברה או באסיפות מחזיקים המתנהלות ללא החברה.

מנין חוקי; אסיפה נדחית או נמשכת

26.	אסיפת מחזיקי אגרות החוב תיפתח על ידי יו"ר האסיפה לאחר שקבע כי קיים המניין החוקי הדרוש לאיזה מן הנושאים שעל סדר יומה של האסיפה, כדלקמן:

26.1.	בכפוף לדרישות חוק ניירות ערך בנושא מניין חוקי, ככל שאינן ניתנות להתניה, ולהוראות שטר הנאמנות ובכפוף למניין החוקי הנדרש לצורך קבלת החלטה מיוחדת המניין החוקי הנדרש לקיום אסיפה של מחזיקי אגרות החוב יהיה נוכחותם של לפחות שני מחזיקי אגרות חוב, הנוכחים בעצמם או על ידי בא-כוחם, שלהם לפחות עשרים וחמישה אחוזים (25%) מיתרת הערך הנקוב של אגרות החוב שבמחזור, בתוך מחצית השעה מהמועד שנקבע לפתיחת האסיפה, אלא אם כן נקבעה דרישה אחרת בחוק.

26.2.	לא נכח באסיפת מחזיקים, בתום מחצית השעה מהמועד שנקבע לתחילת האסיפה, מנין חוקי, תידחה האסיפה למועד אחר שלא יקדם משני ימי עסקים לאחר המועד שנקבע לקיום האסיפה המקורית או מיום עסקים אחד, אם סבר הנאמן כי הדבר דרוש לשם הגנה על זכויות המחזיקים; נדחתה האסיפה, ינמק הנאמן בדוח בדבר זימון האסיפה את הסיבות לכך.

26.3.	בכפוף לדרישות חוק ניירות ערך בנושא מניין חוקי, ככל שאינן ניתנות להתניה, ולהוראות שטר הנאמנות ובכפוף למניין החוקי הנדרש לצורך קבלת החלטה מיוחדת לא נכח באסיפת המחזיקים הנדחית כאמור בסעיף 26.2 לעיל, מניין חוקי כעבור מחצית השעה לאחר המועד שנקבע לה, תתקיים האסיפה בכל מספר משתתפים שהוא, אלא אם כן נקבעה דרישה אחרת בחוק.

26.4.	על אף האמור בסעיף 26.3 לעיל, כונסה אסיפת המחזיקים על פי דרישת מחזיקים כאמור בסעיף 2 לעיל, תתקיים אסיפת המחזיקים הנדחית רק אם נכחו בה מחזיקים באגרות חוב לפחות במספר הדרוש לצורך כינוס אסיפה כאמור באותו סעיף (קרי: בחמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב שבמחזור).

27.	לפי החלטה של הנאמן או החלטה ברוב רגיל של המצביעים באסיפת מחזיקים שנכח בה מנין חוקי, ידחה המשכה של האסיפה המקורית מפעם לפעם, הדיון או קבלת החלטה בנושא שפורט בסדר היום, למועד אחר ולמקום שיקבע כפי שהנאמן או האסיפה כאמור יחליטו (להלן: "אסיפה נמשכת"). באסיפה נמשכת לא יידון אלא נושא שהיה על סדר היום ושלא נתקבלה לגביו החלטה.

נדחתה אסיפת מחזיקים בלי לשנות את סדר יומה, יינתנו הזמנות לגבי המועד החדש לאסיפה הנמשכת, מוקדם ככל האפשר, ולא יאוחר מ-12 שעות קודם לאסיפה הנמשכת; ההזמנות כאמור יינתנו לפי סעיפים 14 ו-15 לעיל.

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השתתפות והצבעה

28.	הנאמן, בהתאם לשיקול דעתו הסביר ובכפוף להוראות כל דין, יהיה רשאי לפצל את האסיפה לאסיפות סוג ולקבוע מי יהיה רשאי להשתתף בכל סוג של אסיפה.

29.	מחזיק באגרות חוב רשאי להצביע באסיפת מחזיקים, בעצמו או באמצעות שלוח וכן בכתב הצבעה שבו יציין את אופן הצבעתו, ולפי הוראות סעיף 31 להלן.

30.	החלטה באסיפת המחזיקים תתקבל בהצבעה במניין קולות.

31.	כתב הצבעה יישלח על ידי הנאמן לכל מחזיקי אגרות החוב; מחזיק באגרות חוב רשאי לציין את אופן הצבעתו בכתב ההצבעה ולשולחו לנאמן.

כתב הצבעה שבו ציין מחזיק את אופן הצבעתו, אשר הגיע לנאמן עד למועד האחרון שנקבע לכך, ייחשב כנוכחות באסיפה לעניין קיום המניין החוקי כאמור בסעיף 26 לעיל.

כתב הצבעה שהתקבל אצל הנאמן כאמור לעיל לגבי עניין מסוים אשר לא התקיימה לגביו הצבעה באסיפת המחזיקים, ייחשב כנמנע בהצבעה באותה אסיפה לעניין החלטה על קיום אסיפת מחזיקים נדחית לפי הוראת סעיף 27 לעיל, והוא יימנה באסיפת המחזיקים הנדחית שתתקיים לפי הוראות סעיפים 27 או 26.3 ו-26.4 לעיל.

32.	כל 1 ש"ח ערך נקוב של אגרות החוב המיוצגות בהצבעה יקנה קול אחד בהצבעה. במקרה של מחזיקים במשותף באגרות חוב יתקבל רק קולו של מי שרשום ראשון מביניהם במרשם.

33.	מחזיק אגרות חוב רשאי להצביע בגין חלק מאגרות החוב שבהחזקתו לרבות להצביע בגין חלקן בעד הצעת החלטה ובגין חלק אחר נגדה ובגין חלק אחר להימנע, הכל כפי ראות עיניו.

34.	מחזיק באגרות חוב שהוא חברה בת של החברה, חברה קשורה של החברה, חברה כלולה של החברה, בעל שליטה בחברה, בן משפחתו או תאגיד בשליטת מי מהם, לא יובאו בחשבון לצורך קביעת המניין החוקי באסיפת מחזיקים, וקולותיהם לא יובאו במניין הקולות בהצבעה באסיפה כאמור.

החלטות

35.	החלטות אסיפת מחזיקים יתקבלו ברוב רגיל, אלא אם כן נקבע רוב אחר בחוק או בשטר הנאמנות.

36.	במספר הקולות המשתתפים בהצבעה לא ימנו קולות הנמנעים מהצבעה.

37.	הצעת החלטה בנושא שלא נקבע לגביו להלן, כי תוכרע ברוב מסוים, תוכרע בהחלטה רגילה.

הצבעה ופעולות באמצעות שלוח/בא כוח

38.	כתב מינוי הממנה שלוח יהיה בכתב וייחתם על ידי הממנה או על ידי בא-כוחו שיש לו הסמכה לעשות כן בכתב כהלכה. אם הממנה הוא תאגיד, ייעשה המינוי בכתב ויהא חתום בחותמת התאגיד, בצירוף חתימת מורשי החתימה של התאגיד.

39.	כתב מינוי של שלוח ייערך בכל צורה אשר תהיה מקובלת על הנאמן.

40.	שלוח אינו חייב להיות בעצמו מחזיק איגרת חוב.

41.	כתב מינוי וייפוי הכוח וכל תעודה אחרת שעל פיה נחתם כתב המינוי או העתק מאושר של ייפוי כוח כזה, יימסר לנאמן עד למועד כינוס האסיפה אלא אם כן נקבע אחרת בהודעה המזמנת את האסיפה.

42.	הנאמן ישתתף באסיפה באמצעות עובדיו, נושאי משרה בו, ממלאי תפקיד בו או אדם אחר שיתמנה על ידו, אך לא תהיה לו זכות הצבעה.

43.	החברה וכל אדם אחר למעט הנאמן יהיו מנועים מלהשתתף באסיפת מחזיקי אגרות החוב או בכל חלק ממנה, לפי החלטת הנאמן או לפי החלטה רגילה של מחזיקי אגרות החוב. על אף האמור בסעיף 43 זה, החברה תוכל להשתתף בפתיחת אסיפה לשם הבעת עמדתה בקשר עם כל נושא שעל סדר היום של האסיפה ו/או הצגת נושא מסוים (לפי העניין).

פניה למחזיקי אגרות חוב

44.	הנאמן, וכן מחזיק, אחד או יותר, שלו חמישה אחוזים (5%) לפחות מיתרת הערך הנקוב של אגרות החוב שבמחזור מאותה סדרה, באמצעות הנאמן, רשאים לפנות בכתב למחזיקים על מנת לשכנעם לגבי אופן הצבעתם בנושא מהנושאים העולים לדיון באותה אסיפה (להלן: "הודעת עמדה").

45.	זומנה אסיפת מחזיקים לפי סעיף 2 לעיל, רשאי מחזיק לפנות לנאמן ולבקשו לפרסם, לפי הוראות פרק ז'1 לחוק, הודעת עמדה מטעמו למחזיקי אגרות החוב האחרים.

46.	הנאמן או החברה רשאים לשלוח הודעת עמדה למחזיקים באגרות החוב, בתגובה על הודעת עמדה שנשלחה כאמור בסעיף 44 ו-45 לעיל, או בתגובה לפנייה אחרת למחזיקי אגרות החוב.

בחינת ניגודי עניינים

47.	כונסה אסיפת מחזיקים, יבחן הנאמן את קיומם של ניגודי עניינים אצל המחזיקים, בין עניין הנובע מהחזקתם באגרות החוב לבין עניין אחר שלהם, כפי שיקבע הנאמן (בסעיף זה – "עניין מנוגד"), בהתאם להוראות כל דין כפי שיהיו באותה העת; הנאמן רשאי לדרוש ממחזיק המשתתף באסיפת מחזיקים להודיע לו, לפני ההצבעה, על עניין אחר שלו וכן אם יש לו ניגוד עניינים כאמור. הנאמן יסתמך על ההצהרות כאמור בלבד ולא יהיה חייב לערוך חקירה או בדיקה נוספת.

47

48.	מבלי לגרוע מכלליות האמור לעיל, ייחשב כל אחד מאלה כבעל עניין מנוגד:

48.1.	מחזיק אשר הנו מחזיק קשור (כהגדרת מונח זה בס' 4.2 בשטר הנאמנות);

48.2.	מחזיק אשר כיהן כנושא משרה בחברה בסמוך למועד האירוע שבסיס ההחלטה באסיפה;

48.3.	כל מחזיק אשר קבע הנאמן לגביו כי הינו בעל "עניין מנוגד" לפי האמור להלן בכפוף לכל דין ו/או הוראת רשות מוסמכת ובכלל כך: כל מחזיק אשר יצהיר בכתב לנאמן כי הינו בעל עניין אישי מהותי כלשהו אשר חורג מעניינם של כלל מחזיקי אגרות החוב באסיפת מחזיקי אגרות החוב. מחזיק אשר לא ימסור הצהרה בכתב לאחר שהתבקש לעשות כן על-ידי הנאמן, יחשב כמי שהצהיר שיש לו עניין אישי כאמור, ולגביו יקבע הנאמן כי הינו מחזיק בעל עניין מנוגד. מבלי לגרוע מהאמור בסעיף זה, הנאמן יבחן אם מחזיק הינו מחזיק בעל "עניין מנוגד", גם בהתחשב בהחזקותיו של אותו מחזיק בניירות ערך אחרים של החברה ו/או ניירות ערך של כל תאגיד רלוונטי אחר להחלטה המובאת לאישור באסיפה (כפי שיפורט בכתב ההצבעה), בהתאם להצהרת אותו מחזיק.

49.	קביעת קיומו של עניין מנוגד תיעשה גם על סמך מבחן כללי של ניגודי עניינים שיערוך הנאמן. כמו כן, להסרת ספק מובהר, כי אין בהוראות לעניין הגדרת מחזיקי אגרות חוב בעלי עניין מנוגד כדי לגרוע מהוראות הדין, הפסיקה והנחיות מחייבות של רשות ניירות ערך, לעניין הגדרת מחזיקי אגרות חוב בעלי עניין מנוגד, כפי שיחולו במועד הבחינה.

50.	לצורך בחינת ניגוד עניינים כאמור יהא הנאמן רשאי להסתמך על חוות דעת משפטית שיזמין, ויחולו עליה הוראות שטר הנאמנות לעניין נשיאה בהוצאות.

51.	יובהר, כי בחינת ניגוד עניינים כאמור לעיל, ככל והיא דרושה לדעת הנאמן, תיערך בנפרד ביחס לכל החלטה על סדר יומה של האסיפה וכן ביחס לכל אסיפה בנפרד. עוד יובהר, כי אין בהכרזה על מחזיק כעל בעל עניין מנוגד בהחלטה או אסיפה כלשהי, כשלעצמה, כדי להראות על עניין מנוגד של אותו מחזיק בהחלטה אחרת אשר על סדר יומה של האסיפה או על עניין מנוגד שלו באסיפות אחרות.

52.	בספירת מניין הקולות בהצבעה שהתקיימה באסיפת מחזיקים, לא יביא הנאמן בחשבון את קולותיהם של מחזיקים שלא נענו לדרישתו כאמור בסעיף 48.3 לתוספת זו או של מחזיקים שלגביהם מצא כי מתקיים עניין מנוגד כהגדרתו לעיל. על אף האמור, פחת סך החזקות המשתתפים בהצבעה, שאינם מחזיקים בעלי עניין מנוגד, משיעור של חמישה אחוזים (5%) מיתרת הערך הנקוב של אגרות החוב, יביא הנאמן בחשבון בספירת מניין הקולות בהצבעה גם את קולותיהם של המחזיקים בעלי עניין מנוגד.

כינוס אסיפת מחזיקים לצורך התייעצות

53.	אין בהוראות סעיפים 2, 4, 7, 16, 18 ו-19 לעיל כדי לגרוע מסמכות הנאמן לכנס אסיפת מחזיקים, אם ראה צורך בהתייעצות עמם; בזימון לאסיפה כאמור לא יפורטו נושאים לסדר יומה ומועד כינוסה יהיה יום אחד לפחות לאחר מועד הזימון.

באסיפה כאמור לא תיערך הצבעה, לא יתקבלו בה החלטות ולא יחולו עליה הוראות סעיפים 2, 4, 7, 16, 18, 19, 29, 31, 8, 9, 15, 27, 26, 45 ו-21 וכקבוע בחוק.

48

טיוטה

אגרת חוב

ללא הגבלה בסכום

שנערכה ונחתמה ביום __ לחודש _____ שנת 2019 ב- _____

בין

בי קומיוניקיישנס בע"מ

מס' חברה 51-283274-2

מרחוב דב פרידמן 2, רמת גן

(להלן: "הממשכנת")

לבין

רזניק פז נבו נאמנויות בע"מ

מס' חברה 51-368347-4

מרחוב יד חרוצים 14, תל אביב

כנאמן עבור מחזיקי אגרות החוב (סדרה ג') של בי קומיוניקיישנס בע"מ

(להלן: "נאמן אג"ח ג'" ו-"מחזיקי אגרות החוב (סדרה ג')", בהתאמה)

לבין

רזניק פז נבו נאמנויות בע"מ

מס' חברה 51-368347-4

מרחוב יד חרוצים 14, תל אביב

כנאמן עבור מחזיקי אגרות החוב (סדרה ד') של בי קומיוניקיישנס בע"מ

(להלן: "נאמן אג"ח ד'" ו-"מחזיקי אגרות החוב (סדרה ד')", בהתאמה)

הואיל:	והממשכנת הינה הבעלים של המניות (כהגדרתן בסעיף 4.1.1 להלן) בבזק החברה הישראלית לתקשורת בע"מ;

והואיל:	וביום ____ נחתם שטר נאמנות מתוקן בין הממשכנת לבין נאמן אג"ח ג' (להלן: "שטר נאמנות ג'"). שטר נאמנות ג' מצורף כנספח א' לאגרת חוב זאת ומהווה חלק בלתי נפרד ממנה;

והואיל :	וביום ____ נחתם שטר נאמנות בין הממשכנת לבין נאמן אג"ח ד' (להלן: "שטר נאמנות ד'"). שטר נאמנות ד' מצורף כנספח ב' לאגרת חוב זאת ומהווה חלק בלתי נפרד ממנה;

והואיל:	וביום ______ אישר בית המשפט המחוזי הסדר לפי סעיף 350 לחוק החברות, התשנ"ט- 1999, הכולל, בין היתר, את שטר הנאמנות ג' וכן הנפקה פרטית לאינטרנט גולד-קווי זהב בע"מ של 310 מ' ע.נ. אגרות חוב של הממשכנת מסדרה ג'; וכן אישר בית המשפט במסגרת ההסדר האמור הנפקת אגרות החוב (סדרה ד') בהיקף של 58 מיליון ש"ח ע.נ. וזאת למי שהיו רשומים, במועד אישור ההסדר, כמחזיקי אגרות החוב (סדרה ג') של הממשכנת (ההסדר על נספחיו פורסם במגנ"א ביום _____, מס' אסמכתא:_____; להלן: "ההסדר");

והואיל:	והוסכם בשטרי הנאמנות הנ"ל שהממשכנת תבטיח את פירעונם של כל הסכומים המובטחים (כהגדרתם בסעיף 2 להלן), בין היתר, על ידי יצירת השעבוד על פי סעיף 4.1 לאגרת חוב זו להלן לטובת נאמן אג"ח ג' עבור מחזיקי אגרות החוב (סדרה ג') ונאמן אג"ח ד' עבור מחזיקי אגרות החוב (סדרה ד') (להלן: "בעלי השעבוד"), הכל כמפורט להלן;

והואיל:	וברצון הצדדים לעגן את יחסיהם המשפטיים בכל הקשור לשעבוד על הנכסים המשועבדים (כהגדרתם בסעיף 4.1 להלן) לטובת נאמן אג"ח ג', וכן לטובת נאמן אג"ח ד'.

לפיכך מצהירה ומתחייבת הממשכנת כדלהלן:

1.	הגדרות

באגרת חוב זו תהיה למונחים שלהלן המשמעות הרשומה בצדם, אלא אם נאמר במפורש אחרת:

1.1.	"בעלי השעבוד", "שטר נאמנות ג'", "שטר נאמנות ד'" - כהגדרתו של כל אחד מן המונחים האמורים במבוא לאגרת חוב זו.

1.2.	"קבוצת בי קום" – הממשכנת, בי תקשורת (אספי 1) בע"מ ח.פ 514405414 ("בי תקשורת 1"), בי תקשורת (אספי 2) בע"מ, ח.פ 514405398 ("בי תקשורת 2"), וכל חברה אחרת המצויה בבעלות מלאה ישירה של החברה, במישרין או בעקיפין, כפי שיהיו מעת לעת.

1

טיוטה

1.3.	״אמצעי שליטה״ - כהגדרתם בחוק התקשורת.

1.4.	"בזק" - בזק החברה הישראלית לתקשורת בע"מ, מס' התאגדות 52-003193-1.

1.5.	״דיבידנד״ - כהגדרתו בחוק החברות, התשנ״ט-1999, לרבות מניות הטבה ו/או כל מניות אחרות שתוצאנה ו/או תחולקנה, אם תוצאנה או תחולקנה, בגין, בקשר ו/או במקום המניות.

1.6.	״דין״ - כהגדרתו בחוק הפרשנות, התשמ״א - 1981, ובכלל זה, למען הסר ספק, כל היתר או אישור רלבנטי שניתן על ידי רשות מוסמכת וכל צו או הוראה שניתנה על ידי רשות מוסמכת כאמור.

1.7.	"ההיתרים" - משמעם היתר השליטה ואישור השעבוד, כפי שיהיו מעת לעת.

1.8.	"היתר השליטה" - משמעו, היתר השליטה שניתן ביום ______, בין היתר, לממשכנת, על ידי ראש הממשלה ושר התקשורת, לשליטה בבזק (וכפי שיהיה מעת לעת).

1.9.	״אישור השעבוד״ - אישור משרד התקשורת, מראש ובכתב, וכל אישור אחר שיידרש לפי רישיון בזק ובהתאם למגבלות על השעבודים ומימושם (כהגדרתם להלן)להענקת השעבודים המפורטים בסעיף 4.1.1 להלן לטובת מחזיקי אגרות החוב (סדרה ג'), לטובת מחזיקי אגרות החוב (סדרה ד') ולטובת מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים (ככל שיהיו) (כהגדרתם להלן)[1].

1.10.	"חוק התקשורת" - חוק התקשורת (בזק ושידורים), התשמ״ב-1982.

1.11.	"המניות" או "מניות בזק המשועבדות"- כהגדרתן בסעיף 4.1.1(א) להלן.

1.12.	"מניות ההטבה" או "המניות הנוספות" או "מניות נוספות" - כהגדרתן בסעיף 4.1.1(ב) להלן;

1.13.	"המניות המוחרגות בבזק" - מניות בזק שתחזיק מעת לעת קבוצת בי קום שאינן המניות או המניות הנוספות כהגדרתן באגרת חוב זו (דהיינו, אינן כפופות לשעבוד על פי אגרת חוב זו), אך למעט 714,169,560 מניות בזק המוחזקות נכון למועד חתימת אגרת חוב זו ישירות על ידי בי תקשורת 2.

1.14.	"הסכומים המובטחים" - כהגדרתם בסעיף 2 להלן.

1.15.	"צו התקשורת" - צו התקשורת (בזק ושידורים) (קביעת שירות חיוני שנותנת "בזק", החברה הישראלית לתקשורת בע"מ), התשנ"ז - 1997.

1.16.	"רישיון בזק" - הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק, בהתאם לחוק התקשורת.

1.17.	"הרישיונות" - רישיון בזק והרישיונות הנוספים, כפי שיהיו מעת לעת.

1.18.	"הרישיונות הנוספים" - הרישיונות שניתנו או שיינתנו על ידי משרד התקשורת ו/או המנהל האזרחי באזור יהודה ושומרון לבזק ולחברות המוחזקות על ידה, למעט הרישיון הכללי.

1.19.	"השרים" - כהגדרתם באישור השעבוד.

1.20.	"המגבלות על השעבודים ומימושם" - מגבלות הקבועות בדין, ובכלל זה מגבלות הקבועות בחוק התקשורת ובצו התקשורת; מגבלות הקבועות בהיתר השליטה ואישור השעבוד, ובכלל זאת קבלת אישור הגורמים המפורטים באישור השעבוד, מראש ובכתב, לכל העברה של אמצעי שליטה, כנדרש על פי חוק התקשורת וצו התקשורת; וכן מגבלות הקבועות ברישיון בזק וברישיונות הנוספים, לרבות קבלת אישור שר התקשורת או אישור ראש המנהל האזרחי באזור יהודה ושומרון (לפי העניין), מראש ובכתב, ככל שנדרש אישור כאמור ובהתאם לקבוע ברישיונות הנוספים.

1.21.	"שטרי הנאמנות" - שטר הנאמנות סדרה ג' ושטר הנאמנות סדרה ד'.

1.22.	"מחזיקי אגרות החוב" - מחזיקי אגרות החוב (סדרה ג') ומחזיקי אגרות החוב (סדרה ד') יחד.

1.23.	"מחזיקי אגרות החוב (סדרה ה')" - כהגדרתם בשטרי הנאמנות.

1.24.	"המממנים הנוספים" - כהגדרתם בשטרי הנאמנות.

1.25.	"אגרות החוב" - אגרות החוב (סדרה ג') ואגרות החוב (סדרה ד') יחד.

1.26.	"חשבון המניות המשועבדות" - חשבון מס' _____, אשר יתנהל ביחד ולחוד ע"ש בעלי השעבוד, בסניף _______ של בנק ______ בע"מ.

1.27.	"הודעת מימוש" - הודעה אשר תימסר על ידי מי מבעלי השעבוד לבעל השעבוד האחר – לפיו התקבלה החלטה להעמדת חוב הממשכנת לאותו בעל שעבוד לפירעון מיידי ו/או למימוש הנכסים המשועבדים לטובת אותו בעל השעבוד. הודעת המימוש תכלול פירוט של העילה לפירעון מיידי ו/או למימוש בטוחות בגינן התקבלה ההחלטה להעמדת החוב לפירעון מיידי ו/או למימוש בטוחות על ידי בעל השעבוד.

[1]	נכון למועד זה טרם התקבל אישור השעבוד.

2

טיוטה

1.28.	"יתרת החוב נטו" - יתרת חוב ביחס לאגרות החוב נכון למועד מסוים ("מועד בדיקת החובות"), תחושב כיתרת קרן אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין, בצירוף ריבית שנצברה בגין אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין נכון למועד בדיקת החובות ובניכוי כל סכום במזומן המוחזק בידי נאמן אג"ח ג' או נאמן אג"ח ד', לפי העניין, לא כולל סכומים המצויים במועד בדיקת החובות בחשבון המניות המשועבדות, ככל שקיימים.

1.29.	"מועד מימוש הנכסים המשועבדים" - המועד בו נודע על התקיימות עילה אחת או יותר מבין העילות המנויות בסעיף 9 לשטרי הנאמנות להעמדת אגרות החוב לפירעון מיידי או בדבר מימוש בטוחות, או המועד בו נאמן אג"ח ג' או נאמן אג"ח ד' לבית המשפט לצורך מימוש בטוחות או לצורך העמדת אגרות החוב לפירעון מיידי, לפי המוקדם מבינהם.

2.       מהות אגרת החוב

אגרת חוב זאת נערכת להבטחת הקיום המלא, המדויק ובמועד של כל התחייבויות הממשכנת לפי שטרי הנאמנות ולהבטחת התשלום המלא והמדויק של כל הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב לפי שטרי הנאמנות, לרבות תשלומי קרן אגרות החוב, ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם הממשכנת על פי שטרי הנאמנות ואגרות החוב שהונפקו על ידי הממשכנת בהתאם להוראות שטרי הנאמנות (להלן: "הסכומים המובטחים").

3.	סכום החוב המובטח

ללא הגבלה בסכום.

4.	משכון ושעבוד

4.1.	להבטחת הקיום המלא והמדויק של התחייבויות הממשכנת לפי שטרי הנאמנות ובתור בטוחה לסילוק המלא והמדויק של כל הסכומים המובטחים, משעבדת וממשכנת בזה הממשכנת לזכות בעלי השעבוד (ביחד ולחוד, פרו ראטה ביניהם בהתאם ליתרת החוב נטו) את כל הנכסים והזכויות המפורטים להלן:

א.	שעבוד מדרגה ראשונה על מניות בזק - שעבוד קבוע מדרגה ראשונה, ללא הגבלה בסכום, על 14,204,153 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי הממשכנת, וכן על כל הזכויות הנלוות למניות אלו ו/או שתנבענה ממניות אלו, לרבות הזכות לדיבידנד במזומן ואו בעין וכל חלוקה אחרת בגין מניות אלו וכן כל ההכנסות והתמורות וכל הזכויות המוקנות שיש ושתהיינה לממשכנת בגין ובקשר עם מניות אלו (לרבות, אך לא רק, האופציות, הכספים והנכסים, מניות הטבה, אם תוצאנה; דיבידנדים מכל מין וסוג שהוא, אם יחולקו; זכות קדימה ו/או זכויות לקבלת ניירות ערך אחרים בגינן מכל מין וסוג שהוא; זכויות לשיפוי ולפיצוי וכל נכס אחר בגין מניות אלו והתמורה שתתקבל ממכירתן של מניות אלו והכל כפי שהן קיימות היום וכפי שתהיינה קיימות בעתיד בכל זמן שהוא, וכן הזכות להשתתף בחלוקת יתרת נכסי בזק לאחר סילוק חובותיה בעת פירוקה) ופירותיהם, תמורתם, פדיונם וחליפיהם (כל האמור בסעיף 4.1.1א זה לעיל ביחד באגרת חוב זו - "מניות בזק המשועבדות").

ב.	הונפקו מניות הטבה בגין מניות בזק המשועבדות (להלן: "מניות ההטבה") או הונפקו זכויות כאמור, יהוו מניות ההטבה או זכויות אלו, חלק מן הנכסים המשועבדים על פי סעיף 4 זה. דינן של מניות ההטבה יהיה כדין מניות בזק המשועבדות המקוריות ששועבדו על פי סעיף 4 זה לעיל לכל דבר ועניין.

ג.	שעבוד חשבון המניות המשועבדות - שעבוד קבוע ובמשכון מדרגה ראשונה, ללא הגבלה בסכום, ובהמחאה על דרך השעבוד לטובת בעלי השעבוד של כל זכויותיה של הממשכנת בחשבון ני"ע אשר יתנהל ע"ש הממשכנת, בבנק בישראל אשר בו מופקדות נכון למועד חתימת אגרת חוב זו כל מניות בזק המשועבדות (להלן: "חשבון המניות המשועבדות") (לרבות אם יוחלף או ישונה מספרו), כפי שתהיינה מעת לעת, לרבות על פי מסמכי פתיחת החשבון, ועל כל הכספים, הפיקדונות והנכסים (לרבות ניירות ערך) המופקדים או הנמצאים בחשבון המניות המשועבדות או הנזקפים לזכותו, לרבות כל הזכויות, ההכנסות והתמורות שיש לממשכנת בגין ובקשר עם חשבון המניות המשועבדות, הכספים והנכסים, כאמור, והפירות הנובעים מזכויות הממשכנת בחשבון המניות המשועבדות.

וכן שעבוד צף, מדרגה ראשונה, ללא הגבלה בסכום לטובת בעלי השעבוד את כל הכספים והנכסים (לרבות ניירות ערך) שיופקדו או שימצאו בחשבון המניות המשועבדות או שייזקפו לזכותו, בעתיד, מעת לעת (דהיינו, שאינם מצויים כיום בחשבון, ואינם משועבדים במסגרת השעבוד הקבוע המפורט לעיל) לרבות כל הזכויות, ההכנסות והתמורות שתהיינה לממשכנת בגין ובקשר עם חשבון המניות המשועבדות, הכספים והנכסים, כאמור, והפירות הנובעים מהם.

(הנכסים המשועבדים על פי סעיף 4.1 לעיל, ייקראו להלן, ביחד ובנפרד: ״הנכסים המשועבדים״).

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טיוטה

4.2.	הוראות בקשר עם חשבון המניות המשועבדות

א.	עד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה להלן), זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לממשכנת ולבעלי השעבוד, כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של הממשכנת ובעלי השעבוד. על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של הממשכנת.

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של בעלי השעבוד בלבד.

ב.	עד למועד מימוש הנכסים המשועבדים, בעלי השעבוד לא יהיו רשאים להתנגד או להתלות הסכמתם לביצוע משיכות, ובלבד שהממשכנת עומדת בהוראות סעיף 5.14 לשטרי הנאמנות.

ג.	הממשכנת תדאג כי לבעלי השעבוד תהיה זכות צפייה אינטרנטית בחשבון המניות המשועבדות.

ד.	כל העלויות בקשר עם חשבון המניות המשועבדות, פתיחתו, ניהולו וסגירתו יחולו על הממשכנת.

ה.	בעלי השעבוד לא ימנעו העברת חשבון המניות המשועבדות לחשבון בנק אחר בישראל לרבות בסניף אחר בישראל, או פיצול חשבון המניות המשועבדות למספר חשבונות נפרדים בישראל לרבות בסניף אחר בישראל, מעת לעת ולפי דרישתה הראשונה של הממשכנת ותוך שני (2) ימי עסקים לאחר מועד שעבוד החשבון/נות החדשים, הסדרת זכויות החתימה והצפייה, בהתאם לאמור לעיל, וקבלת כל המסמכים הנדרשים, לשביעות רצון בעלי השעבוד, בקשר עם שעבוד החשבון/נות כאמור (והכל בהתאם להוראות אגרת חוב זו), ובכל מקרה כאמור יכללו החשבונות המועברים או המפוצלים, לפי הענין, תחת ההגדרה "חשבון המניות המשועבדות", לכל דבר וענין וישועבדו בהתאם לאמור באגרת חוב זו עוד קודם להתחלת הפעילות בהם.

4.3.	למען הסר ספק, כל מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטרי הנאמנות לתוקף ושתוחזקנה על ידי הממשכנת (במישרין ובעקיפין) (למעט מניות ההטבה) לא תשועבדנה לטובת בעלי השעבוד והוראות סעיף 4 זה לא יחולו בקשר עימן.

4.4.	אין באמור בסעיף 4 זה כדי לחייב את הממשכנת או מי מטעמה, לרכוש מניות בזק, לרבות בשל הנפקת מניות או הנפקת זכויות, כתבי התחייבות, או אופציות על ידי בזק, או בכל נסיבות אחרות שהן.

4.5.	מובהר כי אין בשעבוד מניות בזק המשועבדות בכדי למנוע מהממשכנת או חברות בשליטתה לבצע כל פעולה של רה-ארגון או שינוי מבנה בדרך של העברת פעילות בין ולתאגידים בשליטת הממשכנת, לרבות בדרך של מיזוג, ובלבד שבעקבות שינוי כאמור לא תהא משום עילה לפירעון מיידי כאמור בסעיף 9.1.20 לשטרי הנאמנות וכן בכפוף לכך שהנכסים המשועבדים ימשיכו להיות משועבדים לטובת הנאמן.

במקרה שהממשכנת תבצע שינוי מבנה כאמור, תפעל הממשכנת הלכה למעשה, ובעלי השעבוד יחתמו על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת בעלי השעבוד.

4.6.	עד למועד מימוש הנכסים המשועבדים, הממשכנת תהיה רשאית להצביע מכח מניות בזק המשועבדות (ומניות ההטבה) באסיפות בזק בכל נושא שהוא, לפי שיקול דעתה הבלעדי, ובלבד שבמועד ההצבעה כאמור לא ידוע לחברה כי יש באופן ההצבעה בכדי לפגוע במישרין בשעבוד על מניות בזק המשועבדות או על היכולת לממשו (בכפוף למגבלות על השעבודים ומימושם כמפורט להלן) מובהר למען הסר ספק, שכל פעולה בהתאם להוראות הדין המפורטות במגבלות על השעבודים ומימושם (כמפורט להלן) או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות כשלעצמה, כפגיעה ביכולת הנאמן לממשן. כמו כן לקבל לידיה כל דיבידנד, במזומן או בעין, מכל סוג שהוא, וכל תקבול או חלוקה אחרת מכל סוג שהוא, הנובעים או הקשורים למניות בזק המשועבדות ולמניות ההטבה, והללו יועברו לחשבונות בנק כפי שתורה הממשכנת מעת לעת ויהיו משוחררים מכל שעבוד או זכות אחרת של מחזיקי אגרות החוב.

על אף האמור, החל מהמועד בו לא תחול עוד עילה מבין העילות המנויות בסעיף 9 לשטרי הנאמנות להעמדת אגרות החוב לפירעון מיידי או החל מהמועד בו בית המשפט דחה את בקשת נאמן אג"ח ג' או נאמן אג"ח ד' למימוש בטוחות או העמדת אגרות החוב לפירעון מיידי, לפי הענין, יושבו לממשכנת הזכויות בקשר עם ההצבעה מכח מניות בזק המשועבדות (ומניות ההטבה) ובקשר עם קבלת הדיבידנדים, כאמור לעיל.

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טיוטה

4.7.	מובהר כי שעבוד מניות בזק המשועבדות ניתן כפי שהוא (as is), היינו שינוי בשווי מניות בזק המשועבדות לא יפגע בתוקף הבטוחה ועל הממשכנת לא תחול כל חובה לתוספת בטוחות או כל נכס אחר לטובת מחזיקי אגרות החוב בגין שינוי בשווי מניות בזק המשועבדות.

4.8.	עם פירעון אגרות החוב (סדרה ד') במלואן, ככל שתיפרענה, יוסרו השעבודים בקשר עם הנכסים המשועבדים לטובת הנאמן לאג"ח ד' ונאמן אג"ח ד' יוסר מחשבון המניות המשועבדות. נאמן אג"ח ג' יחתום על כל תיקון שיידרש לצורך הסרת נאמן אג"ח ד' מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור. הממשכנת בחתימתה בשולי אגרת חוב זו, מתחייבות לחתום על כל מסמך שיידרש ולבצע כל פעולה שתידרש לצורך הסרת נאמן אג"ח ד' מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור.

4.9.	הרכוש המשועבד ישועבד, ימושכן וימומש על פי אגרת חוב זו בכפוף להוראות הדין בכלל והוראות חוק התקשורת וצו התקשורת, ההיתרים והרישיונות (כהגדרתם לעיל), בפרט.

5.	הצהרות הממשכנת

הממשכנת מצהירה בזה כדלקמן:

5.1.	מניות בזק המשועבדות נפרעו במלואן.

5.2.	בכפוף למגבלות על השעבודים ומימושם, מניות בזק המשועבדות נקיות וחופשיות מכל חוב, שעבוד, משכון, עיקול, תביעה, זכות סירוב, זכות אופציה לרכישתן (כולן או חלקן), מגבלה, או כל זכות צד שלישי אחרת, ובכפוף לקבלת אישור השעבוד לא נדרשת הסכמה ליצירת השעבודים ולמימושם מכל גורם שהוא ואין כל הגבלה או תנאי החלים על פי דין, הסכם או התחייבות (לרבות מסמכי ההתאגדות של הממשכנת) על יצירת ורישום השעבודים המפורטים באגרת חוב זו, ו/או על מימושם ו/או על העברת הבעלות במניות בזק המשועבדות (למעט זכויות של מחזיקי אגרות מחזיקי אגרות החוב (סדרה ה') וזכויות המממנים הנוספים כמפורט בשטרי הנאמנות).

5.3.	בכפוף למפורט בשטר הנאמנות, מניות בזק המשועבדות נמצאות וימצאו בבעלותה ובחזקתה הבלעדית של הממשכנת (לרבות באמצעות חברות בשליטתה) ואין לצד שלישי כלשהו זכות כלשהי ביחס אליהן.

5.4.	בכפוף למפורט בשטר הנאמנות, לא ניתנה ולא קיימת לצד שלישי כלשהו זכות לרכישת מניות בזק המשועבדות והן לא כפופות לזכות כלשהי, לרבות זכות סירוב ראשונה, אופציה לרכישתן או זכות כלשהי אחרת.

5.5.	בכפוף למפורט בשטר הנאמנות, נתקבלו על ידי הממשכנת כל ההחלטות והאישורים הנדרשים על פי כל דין, הסכם והתחייבות ליצירת כל השעבודים המפורטים באגרת חוב זו לרבות שעבוד מניות בזק המשועבדות.

5.6.	הממשכנת לא יצרה ולא התחייבה ליצור ו/או לרשום שעבוד שוטף על כלל נכסיה.

5.7.	במועד כניסתם לתוקף של שטרי הנאמנות, הממשכנת אינה נמצאת בהליכי פירוק.

5.8.	הממשכנת לא קיבלה הודעה כלשהי על תביעות כלשהן ביחס לזכויותיה במניות המשועבדות. הממשכנת מתחייבת בזאת להודיע לבעלי השעבוד בכתב במקרה בו יחול שינוי באמור בס"ק זה תוך יום עסקים מהמועד שבו יוודע לה הדבר.

6.       התחייבויות הממשכנת

הממשכנת מתחייבת בזה כדלקמן:

6.1.	להפקיד את מניות בזק המשועבדות בחשבון המניות המשועבדות.

6.2.	למעט בדרך של העברת פעילות בין ולתאגידים בשליטת הממשכנת, לא למכור, לא להעביר, לא להמחות, לא להעניק אופציה לרכישת מניות בזק המשועבדות, לא למסור את מניות בזק המשועבדות או איזה מהזכויות בגין מניות בזק המשועבדות ולא ליצור התחייבויות אחרות לטובת צדדים שלישיים בקשר עם מניות בזק המשועבדות, או כל חלק מהן, לא להרשות לאחר להשתמש בזכויות בקשר עם מניות בזק המשועבדות בכל דרך שהיא, לא להעניק לאחר זכות כלשהי במניות בזק המשועבדות או בגינן ולא להרשות לאחר לעשות פעולה מהפעולות הנ״ל, לא למחול ולא לוותר, באופן מלא או חלקי, על כל תביעה או זכות של הממשכנת שיש לה או שיהיו לה מעת לעת, במישרין או בעקיפין, בקשר למניות בזק המשועבדות, וכל חלק מהן - ללא הסכמה לכך מאת מחזיקי אגרות החוב, בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטרי הנאמנות.

6.3.	לא לשעבד ולא למשכן בכל אופן ודרך את מניות בזק המשועבדות בזכויות שוות, קודמות או נחותות לזכויותיהם של מחזיקי אגרות החוב ולא להמחות על דרך שעבוד או על דרך מכר זכות כלשהי שיש לממשכנת במניות בזק המשועבדות, ללא קבלת הסכמתם של מחזיקי אגרות החוב, בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטרי הנאמנות.

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טיוטה

6.4.	לעשות, על חשבונה של הממשכנת, כל שנדרש על פי כל דין וכל שיהיה דרוש לדעת בעלי השעבוד, על מנת שכוחו של השעבוד על מניות בזק המשועבדות יהיה תקף כלפי צדדים שלישיים, לרבות נושים אחרים - קיימים או עתידיים - של הממשכנת, ובמיוחד, אך מבלי לגרוע מכלליות האמור לעיל, לגרום לכך שהשעבוד על מניות בזק המשועבדות וכן כל תיקון לשעבוד הנ"ל (ולשם מניעת ספק מובהר בזה ששום תיקון כאמור לא יעשה אלא בהסכמתם בכתב ומראש של בעלי השעבוד) ירשם אצל רשם החברות ובכל מרשם או פנקס אחר, ככל שיידרש בעתיד לשם מתן תוקף כאמור, וכן לחתום על כל מסמך שלדעת בעלי השעבוד יהיה דרוש לצורך ביצועו של כל רישום כאמור או בקשר עמו.

6.5.	להיות אחראית כלפי מחזיקי אגרות החוב לכל פגם בזכות הקניין של הממשכנת במניות בזק המשועבדות.

6.6.	לשלם במועדם, לפי כל דין, את כל התשלומים אשר יש לשלמם על פי כל דין בגין מניות בזק המשועבדות, כגון: המיסים ותשלומי החובה המוטלים על ההכנסות הנובעות ממניות בזק המשועבדות, ולהמציא לבעלי השעבוד, לפי דרישתם, אסמכתאות עבור התשלומים כאמור. אם הממשכנת לא תשלם את התשלומים כאמור במועדם, שלא בגין השגה בתום לב עליהם (שהוגשה כדין), יהיו מחזיקי אגרות החוב, באמצעות בעלי השעבוד, רשאים, אך לא חייבים, בהודעה מראש ובכתב של 21 ימים לפחות, לשלמם על חשבון הממשכנת ולחייבה בתשלומם בצרוף הוצאות (ויובהר, כי אם התשלומים האמורים נושאים קנסות פיגורים, הממשכנת תשלם גם קנסות אלה). כל התשלומים שיעשו על-ידי מחזיקי אגרות החוב או בעלי השעבוד כאמור בסעיף זה מהווים חלק מהסכומים המובטחים במניות בזק המשועבדות וזאת מבלי לגרוע מחבותה של הממשכנת לשלם את כל התשלומים הנ"ל במועדם. נדחתה ההשגה תהא הממשכנת מחויבת לשלם את כל התשלומים כאמור.

6.7.	במקרה של מימוש השעבוד על מניות בזק המשועבדות - לפעול ולעשות, על פי דרישתם הראשונה של בעלי השעבוד או כל מי שיפעל מטעמם למימוש מניות בזק המשועבדות, את כל הנדרש באופן סביר על מנת לקבל פטור מתשלום כל מס, אגרה, היטל, תשלום חובה או כל תשלום אחר החל או שיחול, המוטל או שיוטל על פי כל דין בקשר עם מניות בזק המשועבדות, ולחתום על כל הצהרה ומסמך הנדרשים באופן סביר בקשר לכך.

6.8.	להודיע לבעלי השעבוד, בכתב, מיד לכשייוודע לממשכנת על כל כוונה לערוך שינוי כלשהו במסמכי ההתאגדות של בזק, שעלולים לפגוע בזכויותיהם של מחזיקי אגרות החוב.

6.9.	בכל במקרה שיונפקו מניות הטבה, המשועבדות על פי סעיף 4.1.1 לאגרת החוב, תפעל הממשכנת, לבקשת בעלי השעבוד, לתיקון רישום השעבוד לטובת בעלי השעבוד, כך שהשעבוד על מניות בזק המשועבדות יכלול גם את מניות ההטבה.

6.10.	לא לנקוט בהליכים או פעולות כלשהם בניגוד לשטרי הנאמנות בקשר עם מניות בזק המשועבדות או שיפגעו באופן מהותי ביכולת בעלי השעבוד לממש את השעבודים על פי אגרת חוב זו. מובהר למען הסר ספק, שכל פעולה בהתאם לדין או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות לכשעצמה, כפגיעה ביכולת בעלי השעבוד לממשן.

6.11.	סמוך לאחר שיוודע על כך לממשכנת, הממשכנת תודיע לבעלי השעבוד על כל מקרה של הטלת עיקול, נקיטת פעולת הוצאה לפועל או הגשת בקשה למינוי כונס נכסים על מניות בזק המשועבדות או על חלקן. כמו כן, לאחר שנודע על כך לממשכנת, היא תודיע מיד על דבר קיומו של שעבוד לטובת בעלי השעבוד לרשות שעיקלה או נקטה פעולת הוצאה לפועל או שנתבקשה למנות כונס נכסים כאמור ו/או לצד שלישי שיזם או ביקש את אלה או את חלק מאלה. כמו כן, תנקוט מיד הממשכנת על חשבונה בכל האמצעים הסבירים הדרושים לשם ביטול העיקול, פעולת ההוצאה לפועל או מינוי כונס הנכסים, לפי המקרה.

6.12.	הממשכנת מתחייבת לעדכן את בעלי השעבוד באופן מיידי בסמוך לאחר שנודע לה על כל שינוי בהצהרות ובמצגים שלה על פי הוראות איזה מסעיפים 5 (על תתי סעיפיו) ו- 6.1-6.11 לאגרת חוב זו, שיש בו כדי להשפיע על זכויות מחזיקי אגרות החוב.

7.	מימוש השעבוד על מניות בזק המשועבדות

מימוש השעבוד יבוצע בהתאם לאישור השעבוד, שיינתן (ככל שיינתן), בהתאם להוראות שיקבעו בו בקשר עם אישור להחזקת אמצעי שליטה מכח שעבוד.

7.1.	בעלי השעבוד יהיו רשאים לנקוט בכל פעולה המותרת להם על פי כל דין ועל פי אישור השעבוד לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), וזאת, בכפוף להוראות והאישורים הנדרשים מכוח המגבלות על השעבודים ומימושם.

7.2.	זהות בעל התפקיד שימונה לצורך מימוש השעבוד כפופה לאישור הגורמים המפורטים באישור השעבוד, מראש ובכתב. סמכויותיו של בעל תפקיד שמונה לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), כפופות לאמור באישור השעבוד.

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טיוטה

7.3.	בכפוף לאמור בסעיף 7 זה לעיל, הממשכנת מסכימה כי בהתקיים איזו מהעילות לפרעון מיידי ו/או מימוש בטוחות כקבוע בשטרי הנאמנות, לכל אחד מהנאמנים הסמכות לנקוט בכל הליכי המימוש וההוצאה לפועל המוקנים על פי הוראות כל דין לבעלי שעבודים והממשכנת תמציא לנאמנים העתק כל מסמך רלוונטי בקשר עם הרכוש המשועבד הנדרש לצורך ביצוע תפקידם, והכל בכפוף למגבלות הקבועות בשטר הנאמנות.

7.4.	מבלי לגרוע מהאמור לעיל, כל אחד מהנאמנים יהיה רשאי, בכל עת לאחר מועד מימוש המניות, בהתאם להוראות אגרת חוב זו ובכפוף להוראות שטר הנאמנות הרלוונטי, לפנות לבית המשפט ו/או למשרד ההוצאה לפועל ולבקשו לממש את הרכוש המשועבד, לרבות על ידי מינוי כונס נכסים על הרכוש המשועבד ו/או מנהל מיוחד לשם ניהול הרכוש המשועבד, ולחזור ולפנות לבית המשפט לשם ביטול מינוי כזה או החלפתו. כונס הנכסים שימונה כאמור, יהיה רשאי בין היתר, בכפוף להוראות בית המשפט, מבלי לגרוע מסמכותו לנקוט בכל הליך על פי הוראות כל דין (ובכל מקרה בלי להיזקק להסכמה נוספת מצד מהממשכנת או חליפיה) ובכפוף לאמור בכל דין לרבות אישור השעבוד:

7.4.1.	לקבל לרשותו, בכפוף להוראות הדין שתהיינה בתוקף באותה עת, את הרכוש המשועבד ולהחזיק בו ולגבות כל הכנסה המופקת ממנו;

7.4.2.	לעשות או לגרום לעשיית כל הפעולות, התקשרויות בהסכמים שונים, בנוגע לרכוש המשועבד, כולו או חלקו, ובנוגע למימושו, והוא לא יישא בכל אחריות לאיזה שהוא הפסד או נזק העלול להיגרם על ידי כך ובלבד שפעל בתום לב, מתוך אינטרס להשיא את הרווחים ולא התרשל;

7.4.3.	למכור או להסכים למכירת הרכוש המשועבד כולו או חלקו, להעבירו או להסכים להעברתו בכל אופן אחר לפי תנאים שימצא לנכון, ולעשות את כל הנדרש על מנת לקבל פטור, הנחה או החזר מתשלום כל מס, אגרה, היטל וכיו"ב שיחול ו/או המוטל ו/או שיוטל ו/או חל בקשר עם מכירת הרכוש המשועבד;

7.4.4.	מובהר כי כונס הנכסים ו/או המנהל המיוחד ו/או הנאמן, לפי העניין יהיה רשאי בכפוף להוראות כל דין, לפנות לבית המשפט בבקשה כי מתוך הכספים שיתקבלו מניהול הרכוש המשועבד, ישולמו תחילה כל ההוצאות הסבירות שייגרמו אגב ניהול הרכוש המשועבד ו/או בקשר עמו או תוך השימוש בסמכויות אשר ניתנו לנאמן ו/או לבאים מכוחו ו/או מטעמו לרבות כונס הנכסים ו/או המנהל המיוחד.

8.       שעבוד נוסף בדרגה זהה על מניות בזק המשועבדות

8.1.	הנכסים המשועבדים משועבדים בשעבוד בדרגה זהה לטובת בעלי השעבוד כמפורט בסעיף 4.1.1א לעיל.

8.2.	כל אחד מ: בעלי השעבוד, מחזיקי אגרות החוב (להלן יחדיו ולחוד: "הזכאים") רשאי, באופן עצמאי בהתאם לשיקול דעתו (ובלבד שקמה לו הזכות לכך בהתאם להוראות שטר הנאמנות הרלוונטי), לממש את השעבוד על מניות בזק המשועבדות, מניות ההטבה או חשבון המניות המשועבדות מבלי להידרש לאישור הזכאים האחרים ו/או הממשכנת, ובתוך כך, למסור הודעת מימוש ולנקוט לבדו בכל הדרכים החוקיות העומדות לו לשם מימוש השעבוד על מניות בזק המשועבדות ו/או חשבון המניות המשועבדות ובכלל זאת, לנקוט בכל הליך משפטי לשם מימוש השעבוד והכל בכפוף לאמור בסעיף 7 לעיל.

8.3.	לאור המגבלות החלות בקשר עם מימוש מניות בזק המשועבדות (כמפורט בסעיף 7 לעיל), מימוש השעבודים על ידי זכאי כלשהו משמעו עשוי להיות מימוש כלל מניות בזק המשועבדות.

8.4.	במקרה שזכאי כלשהו יפעל למימוש השעבודים שלטובתו, תעמוד לזכאים האחרים הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

8.5.	הממשכנת תמסור לבעל השעבוד הרלוונטי ולמחזיקי אגרות החוב (סדרה ג') או למחזיקי אגרות החוב (סדרה ד') לפי העניין הודעה בכתב מיד לאחר שנודע לה על פעולה כלשהי שננקטה על ידי בעל השעבוד האחר או מחזיקי אגרות החוב (סדרה ג') או מחזיקי אגרות החוב (סדרה ד'), לפי העניין, לצורך מימוש השעבודים לטובתם.

8.6.	בעל תפקיד (כונס נכסים או בעל תפקיד אחר לשם מימוש השעבוד) שיתבקש להתמנות על ידי מי מהזכאים יהיה בעל תפקיד עליו הסכימו הזכאים (ובהיעדר הסכמה, על ידי בית המשפט). בעל תפקיד שימונה ימונה כבעל תפקיד עבור כלל הזכאים ויפעל למימוש כלל מניות בזק המשועבדות והעברת התמורות לזכאים בהתאם ליחס יתרת החובות הבלתי מובטחים.

8.7.	בעלי השעבוד מתחייבים בזאת באגרת חוב זו, שלא להתנגד להליך המימוש שינקוט מי מהזכאים האחרים ובלבד שהתקיימו הוראות סעיף זה בקשר עם מימוש כאמור.

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8.8.	יובהר כי, השעבוד על הנכסים המשועבדים, ייווצר ויירשם לטובת הזכאים (פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) כלפי כל אחד מהם כפי שזו תהיה במועד הבדיקה הרלבנטי)). אף זכאי לא יהיה אחראי לנזק שיגרם לזכאי אחר מכוח האחזקה המשותפת ו/או מימוש השעבוד על ידי זכאי אחר.

8.9.	על אף האמור בסעיף 10.2 להלן, במקרה של מימוש השעבודים כאמור בסעיף 8 זה, כל סכום אשר יתקבל בגין מימוש השעבודים יחולק בין הזכאים פרו רטה ביניהם בהתאם ליתרת החוב נטו וישמש לצורך פירעון על חשבון יתרת חוב הממשכנת כלפיו.

8.10.	הממשכנת מתחייבת כי למעט השעבוד בדרגה זהה על הנכסים המשועבדים המוענקים לבעלי השעבוד, ולמעט השעבוד מדרגה בכירה על מניות בזק המשועבדות שייתכן ובעתיד יינתן, כמפורט בסעיף 9 להלן – הממשכנת לא תעניק שעבוד כלשהו על מניות בזק המשועבדות, כמפורט בסעיף 6 לשטרי הנאמנות.

9.       שעבוד נוסף בדרגה בכירה על הנכסים המשועבדים

9.1.	ככל שהממשכנת גייסה את סכום החוב הנוסף (כהגדרתו בסעיף 3.3 לשטרי הנאמנות) במסגרת הנפקת אגרות החוב (סדרה ה') או גיוס החוב מהמממנים הנוספים (כהגדרת מונחים אלו בסעיף 3.3 לשטרי הנאמנות) בהתאם להוראות סעיף 3.3 לשטרי הנאמנות, תהא הממשכנת רשאית לשעבד את הנכסים המשועבדים לטובת המממנים הנוספים בשעבודים בדרגה בכירה לשעבוד המוענק לבעלי השעבוד, מבלי שתצטרך לקבל על כך אישור מבעלי השעבוד או ממחזיקי אגרות החוב (סדרה ג') או ממחזיקי אגרות החוב (סדרה ד').

9.2.	לפחות שני (2) ימי עסקים טרם הענקת השעבוד הבכיר לנאמן למחזיקי אגרות החוב (סדרה ה') עבור מחזיקי אגרות החוב (סדרה ה') או למממנים הנוספים, לפי העניין, תעביר הממשכנת הודעה בכתב לנאמן, אשר בה יאשר נושא המשרה הבכיר בתחום הכספים בממשכנת כי היקף החוב הנוסף ישמש רק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של הממשכנת וכי היקף החוב הנוסף תואם את הוראות סעיף 3.3.2 לשטרי הנאמנות. מובהר כי לא חלה על בעלי השעבוד חובה לערוך בדיקה כלשהי בקשר עם נכונות ההודעה אשר תמסר להם כאמור לעיל, ובעלי השעבוד רשאים לסמוך על ההודעה האמורה.

9.3.	מיד עם גיוס החוב הנוסף, יעודכנו השעבודים על הנכסים המשועבדים ויהפכו לשעבודים בדרגה שניה וייחשבו ככאלה מיד עם גיוס החוב הנוסף ואף טרם בוצע תיקון בשעבוד שנרשם לטובת בעלי השעבוד.

9.4.	כמו כן, החל ממועד גיוס החוב הנוסף ועד למועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לחברה ולנאמן עבור מחזיקי אגרות החוב (סדרה ה') או למממנים הנוספים, לפי הענין, כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של הממשכנת, הנאמן עבור מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין. על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של הממשכנת. מובהר כי, במקרה כאמור בס"ק 9.4 זה, יוסרו זכויות החתימה של בעלי השעבוד.

9.5.	החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, בלבד.

9.6.	למען הסדר הטוב, תוך חמישה עשר (15) ימים ממועד גיוס החוב הנוסף, הממשכנת תפעל הלכה למעשה, ובעלי השעבוד יחתמו על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת בעלי השעבוד כשעבודים מדרגה שניה ולצורך הסרת זכויות החתימה של בעלי השעבוד מחשבון המניות המשועבדות.

9.7.	למען הסדר הטוב יובהר, כי בעלי השעבוד ומחזיקי אגרות החוב (סדרה ג') ומחזיקי אגרות החוב (סדרה ד') יהיו רשאים לממש את השעבודים על הנכסים המשועבדים (כולם או חלקם) מבלי להידרש לאישור הנאמן למחזיקי אגרות החוב (סדרה ה') או מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, ובלבד שהתמורה שתנבע ממימוש כאמור תשמש תחילה לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ה') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המימוש, ככל שתיוותר לאחר פירעון מלוא חוב הממשכנת בגין אגרות החוב (סדרה ה'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') ואגרות החוב (סדרה ד') פרו רטה ביניהן בהתאם ליתרת החוב נטו (כהגדרתה לעיל). הממשכנת מתחייבת לכלול התחייבות זו במסמכי השעבוד של החוב הנוסף.

9.8.	במקרה שמחזיקי אגרות החוב (סדרה ג') יפעלו למימוש איזה מהשעבודים שלטובתם בקשר עם הנכסים המשועבדים, תעמוד לנאמן ולמחזיקי אגרות החוב (סדרה ה') או המשקיעים המסווגים או המממנים הנוספים, לפי העניין, הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

9.9.	הממשכנת מתחייבת שלא לפעול בכל מועד שהוא להרחבת החוב הנוסף מעבר לסכום החוב הנוסף (כהגדרתו בסעיף 3.3 לשטרי הנאמנות), כל עוד אגרות החוב (סדרה ג') לא נפרעו במלואן ובמועדן.

9.10.	הממשכנת מתחייבת כי ככל שבמועד פרעון החוב הנוסף תהיינה אגרות חוב (סדרה ג' או ד') במחזור, היא תפעל מיד עם פרעון החוב הנוסף להסרת השעבוד הבכיר ותיקון השעבודים על הנכסים המשועבדים לטובת הנאמן ולטובת נאמן אגרות החוב (סדרה ג'), לשעבודים ראשונים בדרגה וכן, להסדרת זכויות החתימה בחשבון המניות המשועבדות בהתאם לאמור בסעיף 6.1.1(ד).

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10.	מכירת נכסי הממשכנת

10.1.	הממשכנת תהא רשאית למכור איזה מנכסיה, לרבות מניות בזק המשועבדות, כולן או חלקן, לצד ג' כלשהו ובלבד שיתקיימו התנאים שלהלן:

10.1.1.	במועד המכירה לא קמה עילה להעמדת אגרות החוב לפירעון מיידי.

10.1.2.	במקרה של מכירת מניות בזק המשועבדות - לאחר מכירה כאמור הממשכנת תעמוד ב- LTV בהתאם למפורט בסעיף 5.14 לשטרי הנאמנות, ככל שנדרש, או לחלופין, במקרה של מכירת כלל מניות בזק המשועבדות (ביחד עם מניות בזק המשועבדות שבבעלות בי תקשורת 2), תמורת המכירה נטו (כהגדרתה להלן) בגין מכירה כאמור בצירוף כספים פנויים המצויים בידי הממשכנת ובי תקשורת 2 (לרבות כספים שיהיו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין) שווים לפחות לסכום הדרוש לצורך פירעון מלוא חוב הממשכנת בגין החוב הנוסף, ככל שקיים, אגרות החוב בהתאם להוראות שטרי הנאמנות.

10.2.	הממשכנת ובי תקשורת 2 יעשו שימוש במלוא תמורת מכירת הנכס הנמכר שתתקבל בידה, לאחר מיסים, הוצאות וניכויים הכרוכים במכירת המניות כאמור (להלן: "תמורת המכירה נטו") לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו, ככל שתיוותר לאחר פירעון מלוא חוב הממשכנת בגין אגרות החוב (סדרה ד'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג'). על אף האמור בסעיף זה, במקרה של מכירת מניות בזק המשועבדות, ככל שנכון למועד המכירה קיים החוב הנוסף, תשמש תמורת המכירה נטו בגין מכירת מניות בזק המשועבדות ראשית לצורך פירעון החוב הנוסף במלואו ולאחר מכן, הממשכנת ובי תקשורת 2 יעשו שימוש בתמורת המכירה נטו, בגין מניות בזק המשועבדות, כולה או חלקה, לפי העניין ראשית לצורך פירעון חוב הממשכנת בגין אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו, בגין מניות בזק המשועבדות ככל שתיוותר לאחר פירעון מלוא חוב הממשכנת בגין אגרות החוב (סדרה ד'), תשמש לצורך פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') כאמור.

10.3.	לשם ביצוע מכירה של מניות בזק המשועבדות, כולן או חלקן, כאמור תיתן הממשכנת לבעלי השעבוד הוראה בכתב לשחרר מהשעבודים את המניות שברצון הממשכנת למכור (להלן: "הוראת השחרור" ו- "המניות הנמכרות"). הוראת השחרור תציין את מחיר המכירה של המניות הנמכרות. הוראת השחרור תאושר בכתב על ידי בעלי השעבוד תוך יום עסקים אחד ממועד קבלתה, ובלבד שהומצאה לבעלי השעבוד הוראה בלתי חוזרת שתינתן על ידי הממשכנת לרוכש המניות הנמכרות, המאושרת על ידו, לפיו כל תמורת המכירה נטו תופקד בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

10.4.	במקרה של מכירת מניות בזק המשועבדות כאמור, שחרור המניות הנמכרות מהשעבוד (ככל שניתן, כאמור בסעיף 4 לשטרי הנאמנות) על ידי בעלי השעבוד יבוצע מיידית, עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין. הממשכנת תהא רשאית למנות נאמן לצורך ביצוע עסקת המכירה ובמקרה כאמור, לפני הפקדת תמורת המכירה נטו כאמור, ימסרו בעלי השעבוד לנאמן שימונה הודעה המופנית לרשם החברות (כשהיא חתומה במקור) בדבר ביטול/עדכון השעבודים (לפי העניין) שניתנו לטובת בעלי השעבוד וכל מסמך אחר שידרש לצורך שחרור המניות הנמכרות והנאמן לעסקת המכירה יחזיק במסמכים אלו בנאמנות ויעבירם לממשכנת עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

10.5.	על הפדיון המוקדם כאמור יחול סעיף 9.2 לתנאים שמעבר לדף שבשטרי הנאמנות.

11.	הוצאות ועמלות

11.1.	כל ההוצאות והעמלות המפורטות להלן כפי שיהיו מעת לעת (וכן כל ההוצאות והעמלות בקשר ליצירת אגרת חוב זו ו/או הבטוחות על פיה, ו/או בקשר עם מימוש אגרת חוב זו), וכן לרבות הוצאות סבירות שייגרמו לנאמן ו/או לבעלי השעבוד בקשר עם השמירה על והאכיפה של זכויות בעלי השעבוד על פי אגרת חוב זו (לרבות תביעות משפטיות) יחולו על הממשכנת והממשכנת מתחייבת לשלמן, כחלק מן החוב המובטח.

11.2.	בכפוף להוראות שטר הנאמנות, תשלומים הנדרשים על פי דין לרבות מסים ותשלומי חובה החלים על הממשכנת על פי דין, בגין הרכוש המשועבד יחולו על הממשכנת והממשכנת מתחייבת לשלמם.

11.3.	כל ההוצאות והעמלות הנ״ל, תהיינה בגדר סכומים מובטחים ותהיינה מובטחות על ידי אגרת חוב זו עד לסילוקן המלא בפועל.

11.4.	האמור בסעיף 10 זה לגבי עמלות והוצאות נכון, אלא אם כן הוסכם ו/או יוסכם אחרת בין בעלי השעבוד ובין הממשכנת בכתב.

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12.	פרשנות והגדרות

12.1.	המבוא לאגרת חוב זו מהווה חלק בלתי נפרד ממנה.

12.2.	שטרי הנאמנות, על נספחיהם והתיקונים להם נחשבים ככלולים באגרת חוב זו ומהווים חלק בלתי נפרדים מהם ויראו את כל הוראותיהם ככלולות באגרת חוב זו. ההוראות באגרת חוב זו באות להוסיף על הוראות שטרי הנאמנות ולא לגרוע מהן. במקרה של סתירה בין הוראות אגרת חוב זו או הוראות שטרי הנאמנות לבין אישור השעבוד והתנאים הרגולטוריים האחרים, כפי שיהיו במועד הרלוונטי, יגברו הוראות אישור השעבוד והתנאים הרגולטוריים האחרים, כפי שיהיו במועד הרלוונטי.

12.3.	השעבוד הנוצר על פי אגרת חוב זו הינו עד לפירעון מלוא של חובה של הממשכנת כלפי בעלי השעבוד ו/או על פי אגרת חוב זו, והכל בהתאם ובכפוף להוראות מסמכים אלה. הארכת תוקפו של השעבוד ושינוי אגרת חוב זו, בנוגע לאמצעי השליטה המשועבדים בבזק, למניותיהן או לזכויות מכוחם, ובכלל זה שינוי העילות למימוש השעבוד, כפופים להוראות הדין, לרבות אישור השעבוד שיהיה בתוקף באותה עת.

12.4.	כותרות הסעיפים באות לשמש מראי מקומות בלבד ואין להשתמש בהן בפירוש אגרת חוב זו.

12.5.	בכל מקרה בו, על פי אגרת חוב זו רשאים בעלי השעבוד לבצע פעולה כלשהי, אין הם חייבים לעשות כן.

12.6.	באגרת חוב זו:

12.6.1.	לשון יחיד כולל רבים, ולהיפך;

12.6.2.	לשון מין זכר כוללת מין נקבה, ולהיפך;

12.6.3.	"לרבות" משמעו, לרבות אך מבלי לגרוע מכלליות האמור.

13.	הודעות והתראות

כל הודעה שתישלח אל הצדדים, לפי העניין, באמצעות הדואר במכתב רשום או לפי הכתובת העדכנית ביותר המופיעה להלן, תחשב להודעה חוקית שנתקבלה על ידי הנמען תוך 72 שעות מזמן שנשלח המכתב הכולל את ההודעה. כל הודעה שתינתן למי מהצדדים, לפני העניין, בכל דרך אחרת תיחשב כאילו נתקבלה על ידי הנמען, לפי העניין, בעת הינתנה (ובלבד שניתנה ביום עסקים בשעות העבודה הרגילות) או במועד פרסומה על פי הוראות הדין.

13.1.	הממשכנת: בי קומיוניקיישנס בע"מ, מרחוב דב פרידמן 2, רמת גן, לידי עו"ד עמי ברלב פקס': 03-9399832.

13.2.	נאמן אגח ג': רזניק פז נבו נאמנויות בע"מ, מרחוב יד חרוצים 14, תל אביב. לידי: גב' שקמה רייך; פקס: 03-6389222.

13.3.	נאמן אגח ד': רזניק פז נבו נאמנויות בע"מ, מרחוב יד חרוצים 14, תל אביב. לידי: גב' שקמה רייך; פקס: 03-6389222.

14.	יחס למסמכים אחרים

האמור באגרת חוב זו, או באיזה מהוראותיה, כפוף להוראות אישור השעבוד ויתר התנאים הרגולטוריים, ובכל מקרה של סתירה ביניהם, יחולו הוראות אישור השעבוד או יתר התנאים הרגולטוריים, לפי העניין.

בכפוף לאמור לעיל:

14.1.	אין באמור באגרת חוב זו בכדי לפגוע או לגרוע מהתחייבויות הממשכנת כלפי בעלי השעבוד על פי שטרי הנאמנות ו/או מסמכים נוספים שהממשכנת תחתום כלפי בעלי השעבוד או מהזכויות של הממשכנת ו/או בעלי השעבוד ו/או הנאמן על פי המסמכים האמורים.

14.2.	בכפוף לאמור בשטר הנאמנות, אין באמור באגרת חוב זו כדי לפגוע ו/או לגרוע מזכות כלשהי של הנאמן על פי מסמך או התחייבות כלשהם אשר חתמה ו/או תחתום הממשכנת כלפי הנאמן.

15.       הדין המהותי ומקום השיפוט

15.1.	על אגרת חוב זו והשעבוד הנוצר מכוחה יחולו דיני מדינת ישראל.

15.2.	מקום השיפוט הייחודי בכל הקשור לאמור באגרת חוב זו נקבע בזה כדלקמן: בבית המשפט המוסמך בתל-אביב-יפו.

16.       שונות

במקרה שסעיף מסעיפי אגרת חוב זו, או יישומו בהתאם לאגרת החוב, הופך או מוצהר על ידי בית משפט מוסמך כבלתי חוקי, בטל או בלתי ניתן לאכיפה, יתר אגרת החוב תישאר בתוקף מלא. הממשכנת מסכימה להחליף סעיף בטל או בלתי ניתן לאכיפה כאמור בסעיף תקף וניתן לאכיפה אשר ישיג, עד כמה שניתן, את המטרה הכלכלית, העסקית ומטרות אחרות של אותו סעיף בטל או בלתי ניתן לאכיפה.

* *

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- חתימה בעמוד נפרד -

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טיוטה

לראיה באנו על החתום:

____________________                                                   _______________________

בי קומיוניקיישנס בע״מ

___________      ________________

שם החותם                           תפקיד החותם

___________     ________________

שם החותם                           תפקיד החותם

אישור עו״ד

אני הח״מ__________ עו״ד, שהנני עורך הדין של בי קומיוניקיישנס בע״מ (מספר מזהה 51-283274-2) (להלן: "החברה") מאשר בזה כי על המסמך דלעיל חתמה החברה הנ״ל באמצעות ה״ה _____________, ת.ז ____________ ו- _____________ ת.ז ____________ שהינם נושאי משרה בחברה, כאמור בסעיף 39 לחוק החברות, התשנ״ט-1999, וזאת על פי החלטת החברה שנתקבלה כדין ובהתאם למסמכי ההתאגדות של החברה, וכי החתימות הנ״ל מחייבות את החברה לכל דבר וענין.

___________     ______________

תאריך                       חתימה

11

טיוטה

אגרת חוב

ללא הגבלה בסכום

שנערכה ונחתמה ביום __ לחודש _____ שנת 2019 ב- _____

בין

בי תקשורת (אס פי2) בע"מ

מס' חברה 51-440539-8

מרחוב _____________

(להלן: "הממשכנת")

לבין

רזניק פז נבו נאמנויות בע"מ

מס' חברה 51-368347-4

מרחוב יד חרוצים 14, תל אביב

כנאמן עבור מחזיקי אגרות החוב (סדרה ג') של בי קומיוניקיישנס בע"מ

(להלן: "נאמן אג"ח ג'" ו-"מחזיקי אגרות החוב (סדרה ג')", בהתאמה)

לבין

רזניק פז נבו נאמנויות בע"מ

מס' חברה 51-368347-4

מרחוב יד חרוצים 14, תל אביב

כנאמן עבור מחזיקי אגרות החוב (סדרה ד') של בי קומיוניקיישנס בע"מ

(להלן: "נאמן אג"ח ד'" ו-"מחזיקי אגרות החוב (סדרה ד')", בהתאמה)

הואיל:	והממשכנת הינה הבעלים של המניות (כהגדרתן בסעיף 4.1.1 להלן) בבזק החברה הישראלית לתקשורת בע"מ;

והואיל:	ובי קומיוניקיישנס בע"מ, מספר מזהה 51-283274-2 (להלן: "בי קום" או "החברה")) מצהירה כי היא מחזיקה במלוא הון מניותיה של בי תקשורת (אס פי1) בע"מ (ח.פ. 51-440541-4) (להלן: "החברה האם"), אשר מחזיקה במלוא הון מניותיה של הממשכנת, ולפיכך בי קום הינה בעלת השליטה, בעקיפין, בממשכנת (בי קום, החברה האם והממשכנת ייקראו ביחד להלן: "קבוצת בי קום");

והואיל:	וביום ____ נחתם שטר נאמנות מתוקן בין בי קום לבין נאמן אג"ח ג' (להלן: "שטר נאמנות ג'"). שטר נאמנות ג' מצורף כנספח א' לאגרת חוב זאת ומהווה חלק בלתי נפרד ממנה;

והואיל :	וביום ____ נחתם שטר נאמנות בין בי קום לבין נאמן אג"ח ד' (להלן: "שטר נאמנות ד'"). שטר נאמנות ד' מצורף כנספח ב' לאגרת חוב זאת ומהווה חלק בלתי נפרד ממנה;

והואיל:	וביום ______ אישר בית המשפט המחוזי הסדר לפי סעיף 350 לחוק החברות, התשנ"ט- 1999, הכולל, בין היתר, את שטר הנאמנות ג' וכן הנפקה פרטית לאינטרנט גולד- קווי זהב בע"מ של 310 מ' ע.נ. אגרות חוב של בי קום מסדרה ג'; וכן אישר בית המשפט במסגרת ההסדר האמור הנפקת אגרות החוב (סדרה ד') בהיקף של 58 מיליון ש"ח ע.נ. וזאת למי שהיו רשומים, במועד אישור ההסדר, כמחזיקי אגרות החוב (סדרה ג') של בי קום (ההסדר על נספחיו פורסם במגנ"א ביום _____, מס' אסמכתא:_____; להלן: "ההסדר");

והואיל:	והוסכם בשטרי הנאמנות הנ"ל שהממשכנת תבטיח את פירעונם של כל הסכומים המובטחים (כהגדרתם בסעיף 2 להלן), בין היתר, על ידי יצירת השעבוד על פי סעיף 4.1 לאגרת חוב זו להלן לטובת נאמן אג"ח ג' עבור מחזיקי אגרות החוב (סדרה ג') ונאמן אג"ח ד' עבור מחזיקי אגרות החוב (סדרה ד') (להלן: "בעלי השעבוד"), הכל כמפורט להלן; ובמסגרת זאת חתמה הממשכנת על התחייבות חברה בת משעבדת בשולי שטר הנאמנות ג' ושטר הנאמנות ד';

והואיל:	וברצון הצדדים לעגן את יחסיהם המשפטיים בכל הקשור לשעבוד על הנכסים המשועבדים (כהגדרתם בסעיף 4.1 להלן) לטובת נאמן אג"ח ג', וכן לטובת נאמן אג"ח ד'.

1

טיוטה

לפיכך מצהירה ומתחייבת הממשכנת כדלהלן:

1.	הגדרות

באגרת חוב זו תהיה למונחים שלהלן המשמעות הרשומה בצדם, אלא אם נאמר במפורש אחרת:

1.1.	"בי קום", "קבוצת בי קום", "בעלי השעבוד", "שטר נאמנות ג'", "שטר נאמנות ד'", "החברה האם" - כהגדרתו של כל אחד מן המונחים האמורים במבוא לאגרת חוב זו.

1.2.	״אמצעי שליטה״ - כהגדרתם בחוק התקשורת.

1.3.	"בזק" - בזק החברה הישראלית לתקשורת בע"מ, מס' התאגדות 52-003193-1.

1.4.	״דיבידנד״ - כהגדרתו בחוק החברות, התשנ״ט-1999, לרבות מניות הטבה ו/או כל מניות אחרות שתוצאנה ו/או תחולקנה, אם תוצאנה או תחולקנה, בגין, בקשר ו/או במקום המניות.

1.5.	״דין״ - כהגדרתו בחוק הפרשנות, התשמ״א - 1981, ובכלל זה, למען הסר ספק, כל היתר או אישור רלבנטי שניתן על ידי רשות מוסמכת וכל צו או הוראה שניתנה על ידי רשות מוסמכת כאמור.

1.6.	"ההיתרים" - משמעם היתר השליטה ואישור השעבוד, כפי שיהיו מעת לעת.

1.7.	"היתר השליטה" - משמעו, היתר השליטה שניתן ביום ______, בין היתר, לממשכנת, על ידי ראש הממשלה ושר התקשורת, לשליטה בבזק (וכפי שיהיה מעת לעת).

1.8.	״אישור השעבוד״ - אישור משרד התקשורת, מראש ובכתב, וכל אישור אחר שיידרש לפי רישיון בזק ובהתאם למגבלות על השעבודים ומימושם (כהגדרתם להלן)להענקת השעבודים המפורטים בסעיף 4.1.1 להלן לטובת מחזיקי אגרות החוב (סדרה ג'), לטובת מחזיקי אגרות החוב (סדרה ד') ולטובת מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים (ככל שיהיו) (כהגדרתם להלן)[1].

1.9.	"חוק התקשורת" - חוק התקשורת (בזק ושידורים), התשמ״ב-1982.

1.10.	"המניות" או "מניות בזק המשועבדות"- כהגדרתן בסעיף 4.1.1(א) להלן.

1.11.	"מניות ההטבה" או "המניות הנוספות" או "מניות נוספות" - כהגדרתן בסעיף 4.1.1(ב) להלן;

1.12.	"המניות המוחרגות בבזק" - מניות בזק שתחזיק מעת לעת קבוצת בי קום שאינן המניות או המניות הנוספות כהגדרתן באגרת חוב זו (דהיינו, אינן כפופות לשעבוד על פי אגרת חוב זו), אך למעט 14,204,153 מניות בזק המוחזקות נכון למועד חתימת אגרת חוב זו ישירות על ידי בי קום.

1.13.	"הסכומים המובטחים" - כהגדרתם בסעיף 2 להלן.

1.14.	"צו התקשורת" - צו התקשורת (בזק ושידורים) (קביעת שירות חיוני שנותנת "בזק", החברה הישראלית לתקשורת בע"מ), התשנ"ז - 1997.

1.15.	"רישיון בזק" - הרישיון הכללי למתן שירותי בזק פנים ארציים נייחים שהוענק לבזק, בהתאם לחוק התקשורת.

1.16.	"הרישיונות" - רישיון בזק והרישיונות הנוספים, כפי שיהיו מעת לעת.

1.17.	"הרישיונות הנוספים" - הרישיונות שניתנו או שיינתנו על ידי משרד התקשורת ו/או המנהל האזרחי באזור יהודה ושומרון לבזק ולחברות המוחזקות על ידה, למעט הרישיון הכללי.

1.18.	"השרים" - כהגדרתם באישור השעבוד.

1.19.	"המגבלות על השעבודים ומימושם" - מגבלות הקבועות בדין, ובכלל זה מגבלות הקבועות בחוק התקשורת ובצו התקשורת; מגבלות הקבועות בהיתר השליטה ואישור השעבוד, ובכלל זאת קבלת אישור הגורמים המפורטים באישור השעבוד, מראש ובכתב, לכל העברה של אמצעי שליטה, כנדרש על פי חוק התקשורת וצו התקשורת; וכן מגבלות הקבועות ברישיון בזק וברישיונות הנוספים, לרבות קבלת אישור שר התקשורת או אישור ראש המנהל האזרחי באזור יהודה ושומרון (לפי העניין), מראש ובכתב, ככל שנדרש אישור כאמור ובהתאם לקבוע ברישיונות הנוספים.

1.20.	"שטרי הנאמנות" - שטר הנאמנות סדרה ג' ושטר הנאמנות סדרה ד'.

1.21.	"מחזיקי אגרות החוב" - מחזיקי אגרות החוב (סדרה ג') ומחזיקי אגרות החוב (סדרה ד') יחד.

1.22.	"מחזיקי אגרות החוב (סדרה ה')" - כהגדרתם בשטרי הנאמנות.

1.23.	"המממנים הנוספים" - כהגדרתם בשטרי הנאמנות.

1.24.	"אגרות החוב" - אגרות החוב (סדרה ג') ואגרות החוב (סדרה ד') יחד.

1.25.	"חשבון המניות המשועבדות" - חשבון מס' _____, אשר יתנהל ביחד ולחוד ע"ש בעלי השעבוד, בסניף _______ של בנק ______ בע"מ.

[1]	נכון למועד זה טרם התקבל אישור השעבוד.

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1.26.	"הודעת מימוש" - הודעה אשר תימסר על ידי מי מבעלי השעבוד לבעל השעבוד האחר – לפיו התקבלה החלטה להעמדת חוב החברה לאותו בעל שעבוד לפירעון מיידי ו/או למימוש הנכסים המשועבדים לטובת אותו בעל השעבוד. הודעת המימוש תכלול פירוט של העילה לפירעון מיידי ו/או למימוש בטוחות בגינן התקבלה ההחלטה להעמדת החוב לפירעון מיידי ו/או למימוש בטוחות על ידי בעל השעבוד.

1.27.	"יתרת החוב נטו" - יתרת חוב ביחס לאגרות החוב נכון למועד מסוים ("מועד בדיקת החובות"), תחושב כיתרת קרן אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין, בצירוף ריבית שנצברה בגין אגרות החוב (סדרה ג') או (סדרה ד'), לפי העניין נכון למועד בדיקת החובות ובניכוי כל סכום במזומן המוחזק בידי נאמן אג"ח ג' או נאמן אג"ח ד', לפי העניין, לא כולל סכומים המצויים במועד בדיקת החובות בחשבון המניות המשועבדות, ככל שקיימים.

1.28.	"מועד מימוש הנכסים המשועבדים" - המועד בו נודע על התקיימות עילה אחת או יותר מבין העילות המנויות בסעיף 9 לשטרי הנאמנות להעמדת אגרות החוב לפירעון מיידי או בדבר מימוש בטוחות, או המועד בו נאמן אג"ח ג' או נאמן אג"ח ד' לבית המשפט לצורך מימוש בטוחות או לצורך העמדת אגרות החוב לפירעון מיידי, לפי המוקדם מבינהם.

2.	מהות אגרת החוב

אגרת חוב זאת נערכת להבטחת הקיום המלא, המדויק ובמועד של כל התחייבויות בי קום לפי שטרי הנאמנות ולהבטחת התשלום המלא והמדויק של כל הסכומים המגיעים ושיגיעו למחזיקי אגרות החוב לפי שטרי הנאמנות, לרבות תשלומי קרן אגרות החוב, ריבית (וריבית פיגורים, ככל שתחול), וסכומים נוספים אשר תחוב בהם בי קום על פי שטרי הנאמנות ואגרות החוב שהונפקו על ידי בי קום בהתאם להוראות שטרי הנאמנות (להלן: "הסכומים המובטחים").

3.	סכום החוב המובטח

ללא הגבלה בסכום.

4.	משכון ושעבוד

4.1.	להבטחת הקיום המלא והמדויק של התחייבויות בי קום לפי שטרי הנאמנות ובתור בטוחה לסילוק המלא והמדויק של כל הסכומים המובטחים, משעבדת וממשכנת בזה הממשכנת לזכות בעלי השעבוד (ביחד ולחוד, פרו ראטה ביניהם בהתאם ליתרת החוב נטו) את כל הנכסים והזכויות המפורטים להלן:

א.	שעבוד מדרגה ראשונה על מניות בזק - שעבוד קבוע מדרגה ראשונה, ללא הגבלה בסכום, על 714,169,560 מניות רגילות בנות 1 ש"ח ע.נ. כל אחת של בזק המוחזקות על ידי הממשכנת, וכן על כל הזכויות הנלוות למניות אלו ו/או שתנבענה ממניות אלו, לרבות הזכות לדיבידנד במזומן ואו בעין וכל חלוקה אחרת בגין מניות אלו וכן כל ההכנסות והתמורות וכל הזכויות המוקנות שיש ושתהיינה לממשכנת בגין ובקשר עם מניות אלו (לרבות, אך לא רק, האופציות, הכספים והנכסים, מניות הטבה, אם תוצאנה; דיבידנדים מכל מין וסוג שהוא, אם יחולקו; זכות קדימה ו/או זכויות לקבלת ניירות ערך אחרים בגינן מכל מין וסוג שהוא; זכויות לשיפוי ולפיצוי וכל נכס אחר בגין מניות אלו והתמורה שתתקבל ממכירתן של מניות אלו והכל כפי שהן קיימות היום וכפי שתהיינה קיימות בעתיד בכל זמן שהוא, וכן הזכות להשתתף בחלוקת יתרת נכסי בזק לאחר סילוק חובותיה בעת פירוקה) ופירותיהם, תמורתם, פדיונם וחליפיהם (כל האמור בסעיף 4.1.1א זה לעיל ביחד באגרת חוב זו - "מניות בזק המשועבדות").

ב.	הונפקו מניות הטבה בגין מניות בזק המשועבדות (להלן: "מניות ההטבה") או הונפקו זכויות כאמור, יהוו מניות ההטבה או זכויות אלו, חלק מן הנכסים המשועבדים על פי סעיף 4 זה. דינן של מניות ההטבה יהיה כדין מניות בזק המשועבדות המקוריות ששועבדו על פי סעיף 4 זה לעיל לכל דבר ועניין.

ג.	שעבוד חשבון המניות המשועבדות - שעבוד קבוע ובמשכון מדרגה ראשונה, ללא הגבלה בסכום, ובהמחאה על דרך השעבוד לטובת בעלי השעבוד של כל זכויותיה של הממשכנת בחשבון ני"ע אשר יתנהל ע"ש הממשכנת, בבנק בישראל אשר בו מופקדות נכון למועד חתימת אגרת חוב זו כל מניות בזק המשועבדות (להלן: "חשבון המניות המשועבדות") (לרבות אם יוחלף או ישונה מספרו), כפי שתהיינה מעת לעת, לרבות על פי מסמכי פתיחת החשבון, ועל כל הכספים, הפיקדונות והנכסים (לרבות ניירות ערך) המופקדים או הנמצאים בחשבון המניות המשועבדות או הנזקפים לזכותו, לרבות כל הזכויות, ההכנסות והתמורות שיש לממשכנת בגין ובקשר עם חשבון המניות המשועבדות, הכספים והנכסים, כאמור, והפירות הנובעים מזכויות הממשכנת בחשבון המניות המשועבדות.

וכן שעבוד צף, מדרגה ראשונה, ללא הגבלה בסכום לטובת בעלי השעבוד את כל הכספים והנכסים (לרבות ניירות ערך) שיופקדו או שימצאו בחשבון המניות המשועבדות או שייזקפו לזכותו, בעתיד, מעת לעת (דהיינו, שאינם מצויים כיום בחשבון, ואינם משועבדים במסגרת השעבוד הקבוע המפורט לעיל) לרבות כל הזכויות, ההכנסות והתמורות שתהיינה לממשכנת בגין ובקשר עם חשבון המניות המשועבדות, הכספים והנכסים, כאמור, והפירות הנובעים מהם.

(הנכסים המשועבדים על פי סעיף 4.1 לעיל, ייקראו להלן, ביחד ובנפרד: ״הנכסים המשועבדים״).

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4.2.	הוראות בקשר עם חשבון המניות המשועבדות

א.	עד למועד מימוש הנכסים המשועבדים (כהגדרת מונח זה להלן), זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לממשכנת ולבעלי השעבוד, כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של הממשכנת ובעלי השעבוד. על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של הממשכנת.

החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של בעלי השעבוד בלבד.

ב.	עד למועד מימוש הנכסים המשועבדים, בעלי השעבוד לא יהיו רשאים להתנגד או להתלות הסכמתם לביצוע משיכות, ובלבד שהחברה עומדת בהוראות סעיף 5.14 לשטרי הנאמנות.

ג.	הממשכנת תדאג כי לבעלי השעבוד תהיה זכות צפייה אינטרנטית בחשבון המניות המשועבדות.

ד.	כל העלויות בקשר עם חשבון המניות המשועבדות, פתיחתו, ניהולו וסגירתו יחולו על הממשכנת.

ה.	בעלי השעבוד לא ימנעו העברת חשבון המניות המשועבדות לחשבון בנק אחר בישראל לרבות בסניף אחר בישראל, או פיצול חשבון המניות המשועבדות למספר חשבונות נפרדים בישראל לרבות בסניף אחר בישראל, מעת לעת ולפי דרישתה הראשונה של הממשכנת ותוך שני (2) ימי עסקים לאחר מועד שעבוד החשבון/נות החדשים, הסדרת זכויות החתימה והצפייה, בהתאם לאמור לעיל, וקבלת כל המסמכים הנדרשים, לשביעות רצון בעלי השעבוד, בקשר עם שעבוד החשבון/נות כאמור (והכל בהתאם להוראות אגרת חוב זו), ובכל מקרה כאמור יכללו החשבונות המועברים או המפוצלים, לפי הענין, תחת ההגדרה "חשבון המניות המשועבדות", לכל דבר וענין וישועבדו בהתאם לאמור באגרת חוב זו עוד קודם להתחלת הפעילות בהם.

4.3.	למען הסר ספק, כל מניות בזק נוספות מעבר למניות בזק המשועבדות, שתירכשנה לאחר מועד כניסת שטרי הנאמנות לתוקף ושתוחזקנה על ידי הממשכנת (במישרין ובעקיפין) (למעט מניות ההטבה) לא תשועבדנה לטובת בעלי השעבוד והוראות סעיף 4 זה לא יחולו בקשר עימן.

4.4.	אין באמור בסעיף 4 זה כדי לחייב את הממשכנת או מי מטעמה, לרכוש מניות בזק, לרבות בשל הנפקת מניות או הנפקת זכויות, כתבי התחייבות, או אופציות על ידי בזק, או בכל נסיבות אחרות שהן.

4.5.	מובהר כי אין בשעבוד מניות בזק המשועבדות בכדי למנוע מהממשכנת או חברות בשליטתה לבצע כל פעולה של רה-ארגון או שינוי מבנה בדרך של העברת פעילות בין ולתאגידים בשליטת הממשכנת, לרבות בדרך של מיזוג, ובלבד שבעקבות שינוי כאמור לא תהא משום עילה לפירעון מיידי כאמור בסעיף 9.1.20 לשטרי הנאמנות וכן בכפוף לכך שהנכסים המשועבדים ימשיכו להיות משועבדים לטובת הנאמן.

במקרה שהממשכנת תבצע שינוי מבנה כאמור, תפעל הממשכנת הלכה למעשה, ובעלי השעבוד יחתמו על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת בעלי השעבוד.

4.6.	עד למועד מימוש הנכסים המשועבדים, הממשכנת תהיה רשאית להצביע מכח מניות בזק המשועבדות (ומניות ההטבה) באסיפות בזק בכל נושא שהוא, לפי שיקול דעתה הבלעדי, ובלבד שבמועד ההצבעה כאמור לא ידוע לחברה כי יש באופן ההצבעה בכדי לפגוע במישרין בשעבוד על מניות בזק המשועבדות או על היכולת לממשו (בכפוף למגבלות על השעבודים ומימושם כמפורט להלן) מובהר למען הסר ספק, שכל פעולה בהתאם להוראות הדין המפורטות במגבלות על השעבודים ומימושם (כמפורט להלן) או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות כשלעצמה, כפגיעה ביכולת הנאמן לממשן. כמו כן לקבל לידיה כל דיבידנד, במזומן או בעין, מכל סוג שהוא, וכל תקבול או חלוקה אחרת מכל סוג שהוא, הנובעים או הקשורים למניות בזק המשועבדות ולמניות ההטבה, והללו יועברו לחשבונות בנק כפי שתורה הממשכנת מעת לעת ויהיו משוחררים מכל שעבוד או זכות אחרת של מחזיקי אגרות החוב.

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על אף האמור, החל מהמועד בו לא תחול עוד עילה מבין העילות המנויות בסעיף 9 לשטרי הנאמנות להעמדת אגרות החוב לפירעון מיידי או החל מהמועד בו בית המשפט דחה את בקשת נאמן אג"ח ג' או נאמן אג"ח ד' למימוש בטוחות או העמדת אגרות החוב לפירעון מיידי, לפי הענין, יושבו לממשכנת הזכויות בקשר עם ההצבעה מכח מניות בזק המשועבדות (ומניות ההטבה) ובקשר עם קבלת הדיבידנדים, כאמור לעיל.

4.7.	מובהר כי שעבוד מניות בזק המשועבדות ניתן כפי שהוא (as is), היינו שינוי בשווי מניות בזק המשועבדות לא יפגע בתוקף הבטוחה ועל הממשכנת לא תחול כל חובה לתוספת בטוחות או כל נכס אחר לטובת מחזיקי אגרות החוב בגין שינוי בשווי מניות בזק המשועבדות.

4.8.	עם פירעון אגרות החוב (סדרה ד') במלואן, ככל שתיפרענה, יוסרו השעבודים בקשר עם הנכסים המשועבדים לטובת הנאמן לאג"ח ד' ונאמן אג"ח ד' יוסר מחשבון המניות המשועבדות. נאמן אג"ח ג' יחתום על כל תיקון שיידרש לצורך הסרת נאמן אג"ח ד' מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור. הממשכנת בחתימתה בשולי אגרת חוב זו, מתחייבות לחתום על כל מסמך שיידרש ולבצע כל פעולה שתידרש לצורך הסרת נאמן אג"ח ד' מהשעבודים על הנכסים המשועבדים ומחשבון המניות המשועבדות כאמור.

4.9.	הרכוש המשועבד ישועבד, ימושכן וימומש על פי אגרת חוב זו בכפוף להוראות הדין בכלל והוראות חוק התקשורת וצו התקשורת, ההיתרים והרישיונות (כהגדרתם לעיל), בפרט.

5.	הצהרות הממשכנת

הממשכנת מצהירה בזה כדלקמן:

5.1.	מניות בזק המשועבדות נפרעו במלואן.

5.2.	בכפוף למגבלות על השעבודים ומימושם, מניות בזק המשועבדות נקיות וחופשיות מכל חוב, שעבוד, משכון, עיקול, תביעה, זכות סירוב, זכות אופציה לרכישתן (כולן או חלקן), מגבלה, או כל זכות צד שלישי אחרת, ובכפוף לקבלת אישור השעבוד לא נדרשת הסכמה ליצירת השעבודים ולמימושם מכל גורם שהוא ואין כל הגבלה או תנאי החלים על פי דין, הסכם או התחייבות (לרבות מסמכי ההתאגדות של הממשכנת) על יצירת ורישום השעבודים המפורטים באגרת חוב זו, ו/או על מימושם ו/או על העברת הבעלות במניות בזק המשועבדות (למעט זכויות של מחזיקי אגרות מחזיקי אגרות החוב (סדרה ה') וזכויות המממנים הנוספים כמפורט בשטרי הנאמנות).

5.3.	בכפוף למפורט בשטר הנאמנות, מניות בזק המשועבדות נמצאות וימצאו בבעלותה ובחזקתה הבלעדית של הממשכנת (לרבות באמצעות חברות בשליטתה) ואין לצד שלישי כלשהו זכות כלשהי ביחס אליהן.

5.4.	בכפוף למפורט בשטר הנאמנות, לא ניתנה ולא קיימת לצד שלישי כלשהו זכות לרכישת מניות בזק המשועבדות והן לא כפופות לזכות כלשהי, לרבות זכות סירוב ראשונה, אופציה לרכישתן או זכות כלשהי אחרת.

5.5.	בכפוף למפורט בשטר הנאמנות, נתקבלו על ידי הממשכנת כל ההחלטות והאישורים הנדרשים על פי כל דין, הסכם והתחייבות ליצירת כל השעבודים המפורטים באגרת חוב זו לרבות שעבוד מניות בזק המשועבדות.

5.6.	הממשכנת לא יצרה ולא התחייבה ליצור ו/או לרשום שעבוד שוטף על כלל נכסיה.

5.7.	במועד כניסתם לתוקף של שטרי הנאמנות, הממשכנת אינה נמצאת בהליכי פירוק.

5.8.	הממשכנת לא קיבלה הודעה כלשהי על תביעות כלשהן ביחס לזכויותיה במניות המשועבדות. הממשכנת מתחייבת בזאת להודיע לבעלי השעבוד בכתב במקרה בו יחול שינוי באמור בס"ק זה תוך יום עסקים מהמועד שבו יוודע לה הדבר.

6.	התחייבויות הממשכנת

הממשכנת מתחייבת בזה כדלקמן:

6.1.	להפקיד את מניות בזק המשועבדות בחשבון המניות המשועבדות.

6.2.	למעט בדרך של העברת פעילות בין ולתאגידים בשליטת הממשכנת, לא למכור, לא להעביר, לא להמחות, לא להעניק אופציה לרכישת מניות בזק המשועבדות, לא למסור את מניות בזק המשועבדות או איזה מהזכויות בגין מניות בזק המשועבדות ולא ליצור התחייבויות אחרות לטובת צדדים שלישיים בקשר עם מניות בזק המשועבדות, או כל חלק מהן, לא להרשות לאחר להשתמש בזכויות בקשר עם מניות בזק המשועבדות בכל דרך שהיא, לא להעניק לאחר זכות כלשהי במניות בזק המשועבדות או בגינן ולא להרשות לאחר לעשות פעולה מהפעולות הנ״ל, לא למחול ולא לוותר, באופן מלא או חלקי, על כל תביעה או זכות של הממשכנת שיש לה או שיהיו לה מעת לעת, במישרין או בעקיפין, בקשר למניות בזק המשועבדות, וכל חלק מהן - ללא הסכמה לכך מאת מחזיקי אגרות החוב, בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטרי הנאמנות.

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6.3.	לא לשעבד ולא למשכן בכל אופן ודרך את מניות בזק המשועבדות בזכויות שוות, קודמות או נחותות לזכויותיהם של מחזיקי אגרות החוב ולא להמחות על דרך שעבוד או על דרך מכר זכות כלשהי שיש לממשכנת במניות בזק המשועבדות, ללא קבלת הסכמתם של מחזיקי אגרות החוב, בכתב ומראש, והכל - למעט פעולות כאמור שהן מותרות על פי שטרי הנאמנות.

6.4.	לעשות, על חשבונה של הממשכנת, כל שנדרש על פי כל דין וכל שיהיה דרוש לדעת בעלי השעבוד, על מנת שכוחו של השעבוד על מניות בזק המשועבדות יהיה תקף כלפי צדדים שלישיים, לרבות נושים אחרים - קיימים או עתידיים - של הממשכנת, ובמיוחד, אך מבלי לגרוע מכלליות האמור לעיל, לגרום לכך שהשעבוד על מניות בזק המשועבדות וכן כל תיקון לשעבוד הנ"ל (ולשם מניעת ספק מובהר בזה ששום תיקון כאמור לא יעשה אלא בהסכמתם בכתב ומראש של בעלי השעבוד) ירשם אצל רשם החברות ובכל מרשם או פנקס אחר, ככל שיידרש בעתיד לשם מתן תוקף כאמור, וכן לחתום על כל מסמך שלדעת בעלי השעבוד יהיה דרוש לצורך ביצועו של כל רישום כאמור או בקשר עמו.

6.5.	להיות אחראית כלפי מחזיקי אגרות החוב לכל פגם בזכות הקניין של הממשכנת במניות בזק המשועבדות.

6.6.	לשלם במועדם, לפי כל דין, את כל התשלומים אשר יש לשלמם על פי כל דין בגין מניות בזק המשועבדות, כגון: המיסים ותשלומי החובה המוטלים על ההכנסות הנובעות ממניות בזק המשועבדות, ולהמציא לבעלי השעבוד, לפי דרישתם, אסמכתאות עבור התשלומים כאמור. אם הממשכנת לא תשלם את התשלומים כאמור במועדם, שלא בגין השגה בתום לב עליהם (שהוגשה כדין), יהיו מחזיקי אגרות החוב, באמצעות בעלי השעבוד, רשאים, אך לא חייבים, בהודעה מראש ובכתב של 21 ימים לפחות, לשלמם על חשבון הממשכנת ולחייבה בתשלומם בצרוף הוצאות (ויובהר, כי אם התשלומים האמורים נושאים קנסות פיגורים, הממשכנת תשלם גם קנסות אלה). כל התשלומים שיעשו על-ידי מחזיקי אגרות החוב או בעלי השעבוד כאמור בסעיף זה מהווים חלק מהסכומים המובטחים במניות בזק המשועבדות וזאת מבלי לגרוע מחבותה של הממשכנת לשלם את כל התשלומים הנ"ל במועדם. נדחתה ההשגה תהא הממשכנת מחויבת לשלם את כל התשלומים כאמור.

6.7.	במקרה של מימוש השעבוד על מניות בזק המשועבדות - לפעול ולעשות, על פי דרישתם הראשונה של בעלי השעבוד או כל מי שיפעל מטעמם למימוש מניות בזק המשועבדות, את כל הנדרש באופן סביר על מנת לקבל פטור מתשלום כל מס, אגרה, היטל, תשלום חובה או כל תשלום אחר החל או שיחול, המוטל או שיוטל על פי כל דין בקשר עם מניות בזק המשועבדות, ולחתום על כל הצהרה ומסמך הנדרשים באופן סביר בקשר לכך.

6.8.	להודיע לבעלי השעבוד, בכתב, מיד לכשייוודע לממשכנת על כל כוונה לערוך שינוי כלשהו במסמכי ההתאגדות של בזק, שעלולים לפגוע בזכויותיהם של מחזיקי אגרות החוב.

6.9.	בכל במקרה שיונפקו מניות הטבה, המשועבדות על פי סעיף 4.1.1 לאגרת החוב, תפעל הממשכנת, לבקשת בעלי השעבוד, לתיקון רישום השעבוד לטובת בעלי השעבוד, כך שהשעבוד על מניות בזק המשועבדות יכלול גם את מניות ההטבה.

6.10.	לא לנקוט בהליכים או פעולות כלשהם בניגוד לשטרי הנאמנות בקשר עם מניות בזק המשועבדות או שיפגעו באופן מהותי ביכולת בעלי השעבוד לממש את השעבודים על פי אגרת חוב זו. מובהר למען הסר ספק, שכל פעולה בהתאם לדין או הנחיות רגולטור, אינה מהווה הפרה של הוראות סעיף זה. וכן, יובהר כי לא יראו בפגיעה בשווי מניות בזק המשועבדות לכשעצמה, כפגיעה ביכולת בעלי השעבוד לממשן.

6.11.	סמוך לאחר שיוודע על כך לממשכנת, הממשכנת תודיע לבעלי השעבוד על כל מקרה של הטלת עיקול, נקיטת פעולת הוצאה לפועל או הגשת בקשה למינוי כונס נכסים על מניות בזק המשועבדות או על חלקן. כמו כן, לאחר שנודע על כך לממשכנת, היא תודיע מיד על דבר קיומו של שעבוד לטובת בעלי השעבוד לרשות שעיקלה או נקטה פעולת הוצאה לפועל או שנתבקשה למנות כונס נכסים כאמור ו/או לצד שלישי שיזם או ביקש את אלה או את חלק מאלה. כמו כן, תנקוט מיד הממשכנת על חשבונה בכל האמצעים הסבירים הדרושים לשם ביטול העיקול, פעולת ההוצאה לפועל או מינוי כונס הנכסים, לפי המקרה.

6.12.	הממשכנת מתחייבת לעדכן את בעלי השעבוד באופן מיידי בסמוך לאחר שנודע לה על כל שינוי בהצהרות ובמצגים שלה על פי הוראות איזה מסעיפים 5 (על תתי סעיפיו) ו- 6.1-6.11 לאגרת חוב זו, שיש בו כדי להשפיע על זכויות מחזיקי אגרות החוב.

7.	מימוש השעבוד על מניות בזק המשועבדות

מימוש השעבוד יבוצע בהתאם לאישור השעבוד, שיינתן (ככל שיינתן), בהתאם להוראות שיקבעו בו בקשר עם אישור להחזקת אמצעי שליטה מכח שעבוד.

7.1.	בעלי השעבוד יהיו רשאים לנקוט בכל פעולה המותרת להם על פי כל דין ועל פי אישור השעבוד לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), וזאת, בכפוף להוראות והאישורים הנדרשים מכוח המגבלות על השעבודים ומימושם.

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7.2.	זהות בעל התפקיד שימונה לצורך מימוש השעבוד כפופה לאישור הגורמים המפורטים באישור השעבוד, מראש ובכתב. סמכויותיו של בעל תפקיד שמונה לצורך מימוש השעבוד על מניות בזק המשועבדות (לרבות מניות ההטבה ככל שישועבדו), כפופות לאמור באישור השעבוד.

7.3.	בכפוף לאמור בסעיף 7 זה לעיל, בי קום מסכימה כי בהתקיים איזו מהעילות לפרעון מיידי ו/או מימוש בטוחות כקבוע בשטרי הנאמנות, לכל אחד מהנאמנים הסמכות לנקוט בכל הליכי המימוש וההוצאה לפועל המוקנים על פי הוראות כל דין לבעלי שעבודים והחברה תמציא לנאמנים העתק כל מסמך רלוונטי בקשר עם הרכוש המשועבד הנדרש לצורך ביצוע תפקידם, והכל בכפוף למגבלות הקבועות בשטר הנאמנות.

7.4.	מבלי לגרוע מהאמור לעיל, כל אחד מהנאמנים יהיה רשאי, בכל עת לאחר מועד מימוש המניות, בהתאם להוראות אגרת חוב זו ובכפוף להוראות שטר הנאמנות הרלוונטי, לפנות לבית המשפט ו/או למשרד ההוצאה לפועל ולבקשו לממש את הרכוש המשועבד, לרבות על ידי מינוי כונס נכסים על הרכוש המשועבד ו/או מנהל מיוחד לשם ניהול הרכוש המשועבד, ולחזור ולפנות לבית המשפט לשם ביטול מינוי כזה או החלפתו. כונס הנכסים שימונה כאמור, יהיה רשאי בין היתר, בכפוף להוראות בית המשפט, מבלי לגרוע מסמכותו לנקוט בכל הליך על פי הוראות כל דין (ובכל מקרה בלי להיזקק להסכמה נוספת מצד החברה או חליפיה) ובכפוף לאמור בכל דין לרבות אישור השעבוד:

7.4.1.	לקבל לרשותו, בכפוף להוראות הדין שתהיינה בתוקף באותה עת, את הרכוש המשועבד ולהחזיק בו ולגבות כל הכנסה המופקת ממנו;

7.4.2.	לעשות או לגרום לעשיית כל הפעולות, התקשרויות בהסכמים שונים, בנוגע לרכוש המשועבד, כולו או חלקו, ובנוגע למימושו, והוא לא יישא בכל אחריות לאיזה שהוא הפסד או נזק העלול להיגרם על ידי כך ובלבד שפעל בתום לב, מתוך אינטרס להשיא את הרווחים ולא התרשל;

7.4.3.	למכור או להסכים למכירת הרכוש המשועבד כולו או חלקו, להעבירו או להסכים להעברתו בכל אופן אחר לפי תנאים שימצא לנכון, ולעשות את כל הנדרש על מנת לקבל פטור, הנחה או החזר מתשלום כל מס, אגרה, היטל וכיו"ב שיחול ו/או המוטל ו/או שיוטל ו/או חל בקשר עם מכירת הרכוש המשועבד;

7.4.4.	מובהר כי כונס הנכסים ו/או המנהל המיוחד ו/או הנאמן, לפי העניין יהיה רשאי בכפוף להוראות כל דין, לפנות לבית המשפט בבקשה כי מתוך הכספים שיתקבלו מניהול הרכוש המשועבד, ישולמו תחילה כל ההוצאות הסבירות שייגרמו אגב ניהול הרכוש המשועבד ו/או בקשר עמו או תוך השימוש בסמכויות אשר ניתנו לנאמן ו/או לבאים מכוחו ו/או מטעמו לרבות כונס הנכסים ו/או המנהל המיוחד.

8.	שעבוד נוסף בדרגה זהה על מניות בזק המשועבדות

8.1.	הנכסים המשועבדים משועבדים בשעבוד בדרגה זהה לטובת בעלי השעבוד כמפורט בסעיף 4.1.1א לעיל.

8.2.	כל אחד מ: בעלי השעבוד, מחזיקי אגרות החוב (להלן יחדיו ולחוד: "הזכאים") רשאי, באופן עצמאי בהתאם לשיקול דעתו (ובלבד שקמה לו הזכות לכך בהתאם להוראות שטר הנאמנות הרלוונטי), לממש את השעבוד על מניות בזק המשועבדות, מניות ההטבה או חשבון המניות המשועבדות מבלי להידרש לאישור הזכאים האחרים ו/או הממשכנת, ובתוך כך, למסור הודעת מימוש ולנקוט לבדו בכל הדרכים החוקיות העומדות לו לשם מימוש השעבוד על מניות בזק המשועבדות ו/או חשבון המניות המשועבדות ובכלל זאת, לנקוט בכל הליך משפטי לשם מימוש השעבוד והכל בכפוף לאמור בסעיף 7 לעיל.

8.3.	לאור המגבלות החלות בקשר עם מימוש מניות בזק המשועבדות (כמפורט בסעיף 7 לעיל), מימוש השעבודים על ידי זכאי כלשהו משמעו עשוי להיות מימוש כלל מניות בזק המשועבדות.

8.4.	במקרה שזכאי כלשהו יפעל למימוש השעבודים שלטובתו, תעמוד לזכאים האחרים הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

8.5.	הממשכנת תמסור לבעל השעבוד הרלוונטי ולמחזיקי אגרות החוב (סדרה ג') או למחזיקי אגרות החוב (סדרה ד') לפי העניין הודעה בכתב מיד לאחר שנודע לה על פעולה כלשהי שננקטה על ידי בעל השעבוד האחר או מחזיקי אגרות החוב (סדרה ג') או מחזיקי אגרות החוב (סדרה ד'), לפי העניין, לצורך מימוש השעבודים לטובתם.

8.6.	בעל תפקיד (כונס נכסים או בעל תפקיד אחר לשם מימוש השעבוד) שיתבקש להתמנות על ידי מי מהזכאים יהיה בעל תפקיד עליו הסכימו הזכאים (ובהיעדר הסכמה, על ידי בית המשפט). בעל תפקיד שימונה ימונה כבעל תפקיד עבור כלל הזכאים ויפעל למימוש כלל מניות בזק המשועבדות והעברת התמורות לזכאים בהתאם ליחס יתרת החובות הבלתי מובטחים.

7

טיוטה

8.7.	בעלי השעבוד מתחייבים בזאת באגרת חוב זו, שלא להתנגד להליך המימוש שינקוט מי מהזכאים האחרים ובלבד שהתקיימו הוראות סעיף זה בקשר עם מימוש כאמור.

8.8.	יובהר כי, השעבוד על הנכסים המשועבדים, ייווצר ויירשם לטובת הזכאים (פרו רטה ביניהם בהתאם ליתרת החוב נטו (כהגדרתה לעיל) כלפי כל אחד מהם כפי שזו תהיה במועד הבדיקה הרלבנטי)). אף זכאי לא יהיה אחראי לנזק שיגרם לזכאי אחר מכוח האחזקה המשותפת ו/או מימוש השעבוד על ידי זכאי אחר.

8.9.	על אף האמור בסעיף 10.2 להלן, במקרה של מימוש השעבודים כאמור בסעיף 8 זה, כל סכום אשר יתקבל בגין מימוש השעבודים יחולק בין הזכאים פרו רטה ביניהם בהתאם ליתרת החוב נטו וישמש לצורך פירעון על חשבון יתרת חוב החברה כלפיו.

8.10.	הממשכנת מתחייבת כי למעט השעבוד בדרגה זהה על הנכסים המשועבדים המוענקים לבעלי השעבוד, ולמעט השעבוד מדרגה בכירה על מניות בזק המשועבדות שייתכן ובעתיד יינתן, כמפורט בסעיף 9 להלן – הממשכנת לא תעניק שעבוד כלשהו על מניות בזק המשועבדות, כמפורט בסעיף 6 לשטרי הנאמנות.

9.	שעבוד נוסף בדרגה בכירה על הנכסים המשועבדים

9.1.	ככל שבי קום גייסה את סכום החוב הנוסף (כהגדרתו בסעיף 3.3 לשטרי הנאמנות) במסגרת הנפקת אגרות החוב (סדרה ה') או גיוס החוב מהמממנים הנוספים (כהגדרת מונחים אלו בסעיף 3.3 לשטרי הנאמנות) בהתאם להוראות סעיף 3.3 לשטרי הנאמנות, תהא הממשכנת רשאית לשעבד את הנכסים המשועבדים לטובת המממנים הנוספים בשעבודים בדרגה בכירה לשעבוד המוענק לבעלי השעבוד, מבלי שתצטרך לקבל על כך אישור מבעלי השעבוד או ממחזיקי אגרות החוב (סדרה ג') או ממחזיקי אגרות החוב (סדרה ד').

9.2.	לפחות שני (2) ימי עסקים טרם הענקת השעבוד הבכיר לנאמן למחזיקי אגרות החוב (סדרה ה') עבור מחזיקי אגרות החוב (סדרה ה') או למממנים הנוספים, לפי העניין, תעביר בי קום הודעה בכתב לנאמן, אשר בה יאשר נושא המשרה הבכיר בתחום הכספים בבי קום כי היקף החוב הנוסף ישמש רק לצורך יצירת נזילות לצרכי הוצאות תפעול לא צפויות של בי קום וכי היקף החוב הנוסף תואם את הוראות סעיף 3.3.2 לשטרי הנאמנות. מובהר כי לא חלה על בעלי השעבוד חובה לערוך בדיקה כלשהי בקשר עם נכונות ההודעה אשר תמסר להם כאמור לעיל, ובעלי השעבוד רשאים לסמוך על ההודעה האמורה.

9.3.	מיד עם גיוס החוב הנוסף, יעודכנו השעבודים על הנכסים המשועבדים ויהפכו לשעבודים בדרגה שניה וייחשבו ככאלה מיד עם גיוס החוב הנוסף ואף טרם בוצע תיקון בשעבוד שנרשם לטובת בעלי השעבוד.

9.4.	כמו כן, החל ממועד גיוס החוב הנוסף ועד למועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה משותפות לחברה ולנאמן עבור מחזיקי אגרות החוב (סדרה ה') או למממנים הנוספים, לפי הענין, כך שלצורך ביצוע משיכות מחשבון המניות המשועבדות תידרש חתימתם של החברה, הנאמן עבור מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין. על אף האמור לעיל, לעניין השקעת הכספים בחשבון המניות המשועבדות בלבד, עד למועד מימוש הנכסים המשועבדים, זכויות החתימה יהיו רק של החברה. מובהר כי, במקרה כאמור בס"ק 9.4 זה, יוסרו זכויות החתימה של בעלי השעבוד.

9.5.	החל ממועד מימוש הנכסים המשועבדים, זכויות החתימה בחשבון המניות המשועבדות תהינה של הנאמן עבור אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, בלבד.

9.6.	למען הסדר הטוב, תוך חמישה עשר (15) ימים ממועד גיוס החוב הנוסף, הממשכנת תפעל הלכה למעשה, ובעלי השעבוד יחתמו על כל מסמך והודעה הדרושים לצורך תיקון רישום השעבודים על הנכסים המשועבדים לטובת בעלי השעבוד כשעבודים מדרגה שניה ולצורך הסרת זכויות החתימה של בעלי השעבוד מחשבון המניות המשועבדות.

9.7.	למען הסדר הטוב יובהר, כי בעלי השעבוד ומחזיקי אגרות החוב (סדרה ג') ומחזיקי אגרות החוב (סדרה ד') יהיו רשאים לממש את השעבודים על הנכסים המשועבדים (כולם או חלקם) מבלי להידרש לאישור הנאמן למחזיקי אגרות החוב (סדרה ה') או מחזיקי אגרות החוב (סדרה ה') או המממנים הנוספים, לפי העניין, ובלבד שהתמורה שתנבע ממימוש כאמור תשמש תחילה לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ה') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המימוש, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ה'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') ואגרות החוב (סדרה ד') פרו רטה ביניהן בהתאם ליתרת החוב נטו (כהגדרתה לעיל). החברה מתחייבת לכלול התחייבות זו במסמכי השעבוד של החוב הנוסף.

9.8.	במקרה שמחזיקי אגרות החוב (סדרה ג') יפעלו למימוש איזה מהשעבודים שלטובתם בקשר עם הנכסים המשועבדים, תעמוד לנאמן ולמחזיקי אגרות החוב (סדרה ה') או המשקיעים המסווגים או המממנים הנוספים, לפי העניין, הזכות להצטרף להליכים כאמור או לנקוט בהליכים בעצמם.

9.9.	החברה מתחייבת שלא לפעול בכל מועד שהוא להרחבת החוב הנוסף מעבר לסכום החוב הנוסף (כהגדרתו בסעיף 3.3 לשטרי הנאמנות), כל עוד אגרות החוב (סדרה ג') לא נפרעו במלואן ובמועדן.

9.10.	הממשכנת, מתחייבת כי ככל שבמועד פרעון החוב הנוסף תהיינה אגרות חוב (סדרה ג' או ד') במחזור, היא תפעל מיד עם פרעון החוב הנוסף להסרת השעבוד הבכיר ותיקון השעבודים על הנכסים המשועבדים לטובת הנאמן ולטובת נאמן אגרות החוב (סדרה ג'), לשעבודים ראשונים בדרגה וכן, להסדרת זכויות החתימה בחשבון המניות המשועבדות בהתאם לאמור בסעיף 6.1.1(ד).

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טיוטה

10.	מכירת נכסי הממשכנת

10.1.	הממשכנת תהא רשאית למכור איזה מנכסיה, לרבות מניות בזק המשועבדות, כולן או חלקן, לצד ג' כלשהו ובלבד שיתקיימו התנאים שלהלן:

10.1.1.	במועד המכירה לא קמה עילה להעמדת אגרות החוב לפירעון מיידי.

10.1.2.	במקרה של מכירת מניות בזק המשועבדות - לאחר מכירה כאמור החברה תעמוד ב- LTV בהתאם למפורט בסעיף 5.14 לשטרי הנאמנות, ככל שנדרש, או לחלופין, במקרה של מכירת כלל מניות בזק המשועבדות (ביחד עם מניות בזק המשועבדות שבבעלות החברה), תמורת המכירה נטו (כהגדרתה להלן) בגין מכירה כאמור בצירוף כספים פנויים המצויים בידי החברה והממשכנת (לרבות כספים שיהיו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין) שווים לפחות לסכום הדרוש לצורך פירעון מלוא חוב החברה בגין החוב הנוסף, ככל שקיים, אגרות החוב בהתאם להוראות שטרי הנאמנות.

10.2.	החברה והממשכנת יעשו שימוש במלוא תמורת מכירת הנכס הנמכר שתתקבל בידה, לאחר מיסים, הוצאות וניכויים הכרוכים במכירת המניות כאמור (להלן: "תמורת המכירה נטו") לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו, ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך ביצוע פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג'). על אף האמור בסעיף זה, במקרה של מכירת מניות בזק המשועבדות, ככל שנכון למועד המכירה קיים החוב הנוסף, תשמש תמורת המכירה נטו בגין מכירת מניות בזק המשועבדות ראשית לצורך פירעון החוב הנוסף במלואו ולאחר מכן, החברה והממשכנת יעשו שימוש בתמורת המכירה נטו, בגין מניות בזק המשועבדות, כולה או חלקה, לפי העניין ראשית לצורך פירעון חוב החברה בגין אגרות החוב (סדרה ד') בהתאם לתנאיהן והיתרה שתיוותר מתמורת המכירה נטו, בגין מניות בזק המשועבדות ככל שתיוותר לאחר פירעון מלוא חוב החברה בגין אגרות החוב (סדרה ד'), תשמש לצורך פדיון מוקדם, מלא או חלקי, של אגרות החוב (סדרה ג') כאמור.

10.3.	לשם ביצוע מכירה של מניות בזק המשועבדות, כולן או חלקן, כאמור תיתן הממשכנת לבעלי השעבוד הוראה בכתב לשחרר מהשעבודים את המניות שברצון הממשכנת למכור (להלן: "הוראת השחרור" ו- "המניות הנמכרות"). הוראת השחרור תציין את מחיר המכירה של המניות הנמכרות. הוראת השחרור תאושר בכתב על ידי בעלי השעבוד תוך יום עסקים אחד ממועד קבלתה, ובלבד שהומצאה לבעלי השעבוד הוראה בלתי חוזרת שתינתן על ידי הממשכנת לרוכש המניות הנמכרות, המאושרת על ידו, לפיו כל תמורת המכירה נטו תופקד בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

10.4.	במקרה של מכירת מניות בזק המשועבדות כאמור, שחרור המניות הנמכרות מהשעבוד (ככל שניתן, כאמור בסעיף 4 לשטרי הנאמנות) על ידי בעלי השעבוד יבוצע מיידית, עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין. הממשכנת תהא רשאית למנות נאמן לצורך ביצוע עסקת המכירה ובמקרה כאמור, לפני הפקדת תמורת המכירה נטו כאמור, ימסרו בעלי השעבוד לנאמן שימונה הודעה המופנית לרשם החברות (כשהיא חתומה במקור) בדבר ביטול/עדכון השעבודים (לפי העניין) שניתנו לטובת בעלי השעבוד וכל מסמך אחר שידרש לצורך שחרור המניות הנמכרות והנאמן לעסקת המכירה יחזיק במסמכים אלו בנאמנות ויעבירם לממשכנת עם קבלת אישור מהבנק על הפקדת תמורת המכירה נטו בחשבון הנאמנות או בחשבון המניות המשועבדות, לפי העניין.

10.5.	על הפדיון המוקדם כאמור יחול סעיף 9.2 לתנאים שמעבר לדף שבשטרי הנאמנות.

11.	הוצאות ועמלות

11.1.	כל ההוצאות והעמלות המפורטות להלן כפי שיהיו מעת לעת (וכן כל ההוצאות והעמלות בקשר ליצירת אגרת חוב זו ו/או הבטוחות על פיה, ו/או בקשר עם מימוש אגרת חוב זו), וכן לרבות הוצאות סבירות שייגרמו לנאמן ו/או לבעלי השעבוד בקשר עם השמירה על והאכיפה של זכויות בעלי השעבוד על פי אגרת חוב זו (לרבות תביעות משפטיות) יחולו על הממשכנת ו/או בי קום והממשכנת ובי קום מתחייבות, ביחד ולחוד, לשלמן, כחלק מן החוב המובטח.

11.2.	בכפוף להוראות שטר הנאמנות, תשלומים הנדרשים על פי דין לרבות מסים ותשלומי חובה החלים על הממשכנת על פי דין, בגין הרכוש המשועבד יחולו על הממשכנת והממשכנת מתחייבת לשלמם.

11.3.	כל ההוצאות והעמלות הנ״ל, תהיינה בגדר סכומים מובטחים ותהיינה מובטחות על ידי אגרת חוב זו עד לסילוקן המלא בפועל.

11.4.	האמור בסעיף 10 זה לגבי עמלות והוצאות נכון, אלא אם כן הוסכם ו/או יוסכם אחרת בין בעלי השעבוד ובין הממשכנת בכתב.

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טיוטה

12.	פרשנות והגדרות

12.1.	המבוא לאגרת חוב זו מהווה חלק בלתי נפרד ממנה.

12.2.	שטרי הנאמנות, על נספחיהם והתיקונים להם נחשבים ככלולים באגרת חוב זו ומהווים חלק בלתי נפרדים מהם ויראו את כל הוראותיהם ככלולות באגרת חוב זו. ההוראות באגרת חוב זו באות להוסיף על הוראות שטרי הנאמנות ולא לגרוע מהן. במקרה של סתירה בין הוראות אגרת חוב זו או הוראות שטרי הנאמנות לבין אישור השעבוד והתנאים הרגולטוריים האחרים, כפי שיהיו במועד הרלוונטי, יגברו הוראות אישור השעבוד והתנאים הרגולטוריים האחרים, כפי שיהיו במועד הרלוונטי.

12.3.	השעבוד הנוצר על פי אגרת חוב זו הינו עד לפירעון מלוא של חובה של בי קום כלפי בעלי השעבוד ו/או על פי אגרת חוב זו, והכל בהתאם ובכפוף להוראות מסמכים אלה. הארכת תוקפו של השעבוד ושינוי אגרת חוב זו, בנוגע לאמצעי השליטה המשועבדים בבזק, למניותיהן או לזכויות מכוחם, ובכלל זה שינוי העילות למימוש השעבוד, כפופים להוראות הדין, לרבות אישור השעבוד שיהיה בתוקף באותה עת.

12.4.	כותרות הסעיפים באות לשמש מראי מקומות בלבד ואין להשתמש בהן בפירוש אגרת חוב זו.

12.5.	בכל מקרה בו, על פי אגרת חוב זו רשאים בעלי השעבוד לבצע פעולה כלשהי, אין הם חייבים לעשות כן.

12.6.	באגרת חוב זו:

12.6.1.	לשון יחיד כולל רבים, ולהיפך;

12.6.2.	לשון מין זכר כוללת מין נקבה, ולהיפך;

12.6.3.	"לרבות" משמעו, לרבות אך מבלי לגרוע מכלליות האמור.

13.	הודעות והתראות

כל הודעה שתישלח אל הצדדים, לפי העניין, באמצעות הדואר במכתב רשום או לפי הכתובת העדכנית ביותר המופיעה להלן, תחשב להודעה חוקית שנתקבלה על ידי הנמען תוך 72 שעות מזמן שנשלח המכתב הכולל את ההודעה. כל הודעה שתינתן למי מהצדדים, לפני העניין, בכל דרך אחרת תיחשב כאילו נתקבלה על ידי הנמען, לפי העניין, בעת הינתנה (ובלבד שניתנה ביום עסקים בשעות העבודה הרגילות) או במועד פרסומה על פי הוראות הדין.

13.1.	הממשכנת: בי תקשורת (אס פי 2) בע"מ, מרחוב דב פרידמן 2, רמת גן, לידי עו"ד עמי ברלב פקס': 03-9399832.

13.2.	נאמן אגח ג': רזניק פז נבו נאמנויות בע"מ, מרחוב יד חרוצים 14, תל אביב. לידי: גב' שקמה רייך; פקס: 03-6389222.

13.3.	נאמן אגח ד': רזניק פז נבו נאמנויות בע"מ, מרחוב יד חרוצים 14, תל אביב. לידי: גב' שקמה רייך; פקס: 03-6389222.

14.	יחס למסמכים אחרים

האמור באגרת חוב זו, או באיזה מהוראותיה, כפוף להוראות אישור השעבוד ויתר התנאים הרגולטוריים, ובכל מקרה של סתירה ביניהם, יחולו הוראות אישור השעבוד או יתר התנאים הרגולטוריים, לפי העניין.

בכפוף לאמור לעיל:

14.1.	אין באמור באגרת חוב זו בכדי לפגוע או לגרוע מהתחייבויות בי קום ו/או הממשכנת כלפי בעלי השעבוד על פי שטרי הנאמנות ו/או מסמכים נוספים שבי קום ו/או הממשכנת יחתמו כלפי בעלי השעבוד או מהזכויות של בי קום ו/או הממשכנת ו/או בעלי השעבוד ו/או הנאמן על פי המסמכים האמורים.

14.2.	בכפוף לאמור בשטר הנאמנות, אין באמור באגרת חוב זו כדי לפגוע ו/או לגרוע מזכות כלשהי של הנאמן על פי מסמך או התחייבות כלשהם אשר חתמה ו/או תחתום הממשכנת כלפי הנאמן.

15.	הדין המהותי ומקום השיפוט

15.1.	על אגרת חוב זו והשעבוד הנוצר מכוחה יחולו דיני מדינת ישראל.

15.2.	מקום השיפוט הייחודי בכל הקשור לאמור באגרת חוב זו נקבע בזה כדלקמן: בבית המשפט המוסמך בתל-אביב-יפו.

16.	שונות

במקרה שסעיף מסעיפי אגרת חוב זו, או יישומו בהתאם לאגרת החוב, הופך או מוצהר על ידי בית משפט מוסמך כבלתי חוקי, בטל או בלתי ניתן לאכיפה, יתר אגרת החוב תישאר בתוקף מלא. הממשכנת מסכימה להחליף סעיף בטל או בלתי ניתן לאכיפה כאמור בסעיף תקף וניתן לאכיפה אשר ישיג, עד כמה שניתן, את המטרה הכלכלית, העסקית ומטרות אחרות של אותו סעיף בטל או בלתי ניתן לאכיפה.

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- חתימה בעמוד נפרד -

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טיוטה

לראיה באנו על החתום:

____________________                                                _______________________

בי תקשורת (אס פי2) בע״מ

___________       ________________

שם החותם                            תפקיד החותם

___________       ________________

שם החותם                            תפקיד החותם

אישור עו״ד

אני הח״מ__________ עו״ד, שהנני עורך הדין של בי תקשורת (אס פי 2) בע״מ (מספר מזהה 51-440539-8) (להלן: "החברה") מאשר בזה כי על המסמך דלעיל חתמה החברה הנ״ל באמצעות ה״ה _____________, ת.ז ____________ ו- _____________ ת.ז ____________ שהינם נושאי משרה בחברה, כאמור בסעיף 39 לחוק החברות, התשנ״ט-1999, וזאת על פי החלטת החברה שנתקבלה כדין ובהתאם למסמכי ההתאגדות של החברה, וכי החתימות הנ״ל מחייבות את החברה לכל דבר וענין.

___________        ______________

תאריך                             חתימה

אישור בי קום

אני החתומה מטה, בי קומיוניקישנס בע"מ, מספר חברה 51-283274-2, מתחייבת לשאת בעמלות ובהוצאות שעליי לשאת בהן, כאמור בסעיף __ לאגרת חוב זו ובכל יתר ההתחייבויות החלות עליי במפורש על פי אגרת חוב זו.

____________________

בי קומיוניקיישנס בע"מ

___________      ________________

שם החותם                     תפקיד החותם

___________      ________________

שם החותם                     תפקיד החותם

אישור עו״ד

אני הח״מ__________ עו״ד, שהנני עורך הדין של בי קומיוניקיישנס בע״מ (מספר חברה ______) (להלן: "החברה") מאשר בזה כי על המסמך דלעיל חתמה החברה הנ״ל באמצעות ה״ה _____________, ת.ז ____________ ו- _____________ ת.ז ____________ שהינם נושאי משרה בחברה, כאמור בסעיף 39 לחוק החברות, התשנ״ט - 1999, וזאת על פי החלטת החברה שנתקבלה כדין ובהתאם למסמכי ההתאגדות של החברה, וכי החתימות הנ״ל מחייבות את החברה לכל דבר וענין.

___________      ______________

תאריך                           חתימה

[עמוד חתימות אג"ח תחתונה]

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